Filed Pursuant to Rule 424(b)(3)
Registration No. 333-178353

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Alleghany Corporation and Transatlantic Holdings, Inc. have entered into a merger agreement under which Transatlantic will merge with and into Shoreline Merger Sub, Inc. (which we refer to as “Merger Sub”), a wholly owned subsidiary of Alleghany, with Merger Sub surviving the merger. Upon completion of the merger, Alleghany will be the parent company of Transatlantic and Merger Sub’s name will be changed to “Transatlantic Holdings, Inc.”

Transatlantic stockholders will have the right to elect to receive merger consideration in the form of cash or shares of Alleghany common stock, subject to proration in the circumstances described in the enclosed joint proxy statement/prospectus. The stock consideration is expected to be tax free to Transatlantic stockholders. Alleghany stockholders will continue to own their existing shares of Alleghany common stock after the merger.

The value of the merger consideration will fluctuate with the market price of the Alleghany common stock and will be determined based on the five-day average of the closing sales prices on the NYSE of Alleghany common stock ending on the day before the completion of the merger. Subject to the election, proration and adjustment procedures described in the enclosed document, Transatlantic stockholders will be entitled to receive, in exchange for each share of Transatlantic common stock they hold at the effective time of the merger, either stock or cash consideration with a value equal to the sum of (i) 0.145 multiplied by the average of the closing sales prices on the NYSE for Alleghany common stock during the five trading days ending the day before the completion of the merger and (ii) $14.22. As explained in more detail in the enclosed document, whether a Transatlantic stockholder makes a cash election, a stock election or no election, the value of the consideration that such stockholder receives as of the date of completion of the merger will be approximately equivalent based on the average Alleghany closing sales price used to calculate the merger consideration. As an example, based on the average of the closing prices of Alleghany common stock for the five trading days ending on January 4, 2012, the most recent practicable trading day before filing of this joint proxy statement/prospectus, for each share of Transatlantic common stock held, a Transatlantic stockholder would receive approximately either $55.60 in cash or 0.1948 shares of Alleghany common stock, subject to proration in the circumstances described in the enclosed document.

Based upon the number of outstanding shares on the record date for the Transatlantic special meeting, we anticipate that Alleghany will issue 8,410,179 shares of common stock in connection with the merger, although this number may change based on the number of outstanding shares of Transatlantic common stock on the closing date. Alleghany will pay aggregate cash consideration of $816,007,519 to Transatlantic stockholders in connection with the merger. Upon completion of the merger, we estimate that, on a fully diluted basis, current Alleghany stockholders will continue to own approximately 51% of the Alleghany common stock and current Transatlantic stockholders will own approximately 49% of the Alleghany common stock.

A chart showing the cash and stock merger consideration at various hypothetical closing prices of Alleghany common stock is provided on page 4 of this document. The market prices of both Alleghany common stock and Transatlantic common stock will fluctuate before the merger. You should obtain current stock price quotations for Alleghany common stock and Transatlantic common stock. Alleghany common stock, par value $1.00 per share, trades on the NYSE under the symbol “Y” and Transatlantic common stock, par value $1.00 per share, trades on the NYSE under the symbol “TRH”.

Alleghany and Transatlantic will each hold a meeting of its respective stockholders in connection with the merger. Alleghany stockholders will be asked to vote on a proposal to approve the issuance of shares of Alleghany common stock to Transatlantic stockholders in connection with the merger (which we refer to as the

“stock issuance”) and certain other related proposals. The Alleghany board of directors has approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of Alleghany and its stockholders, and recommends that Alleghany stockholders vote (i) “FOR” the stock issuance and (ii) “FOR” the proposal to adjourn the Alleghany special meeting, if necessary or appropriate, to solicit additional proxies in favor of the stock issuance.

Transatlantic stockholders will be asked to vote on the adoption of the merger agreement and certain other related proposals. The Transatlantic board of directors has unanimously approved the merger agreement, and determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Transatlantic and its stockholders, and unanimously recommends that Transatlantic stockholders vote (i) “FOR” the adoption of the merger agreement, (ii) “FOR” the proposal to adjourn the Transatlantic special meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement and (iii) “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Transatlantic’s named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable.

We cannot complete the merger unless the stockholders of each company approve the proposals related to the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend your special meeting in person, please submit a proxy to vote your shares as promptly as practicable so that your shares may be represented and voted at the Alleghany or Transatlantic special meeting, as applicable.

We urge you to read the enclosed joint proxy statement/prospectus carefully. The obligations of Alleghany and Transatlantic to complete the merger, and the transactions contemplated thereby, are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Alleghany, Transatlantic, the special meetings and the merger is included in the enclosed joint proxy statement/prospectus. You should also consider carefully the risks that are described in the “Risk Factors” section beginning on page 27.

We look forward to the successful transaction involving Alleghany and Transatlantic.

Sincerely,

Weston M. Hicks President and Chief Executive Officer Alleghany Corporation	Richard S. Press Chairman of the Board of Directors Transatlantic Holdings, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the enclosed joint proxy statement/prospectus or determined if the enclosed joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The enclosed joint proxy statement/prospectus is dated January 5, 2012 and is first being mailed to the stockholders of Alleghany and Transatlantic on or about January 6, 2012.

ALLEGHANY CORPORATION

7 Times Square Tower

17th Floor

New York, NY 10036

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On February 6, 2012

Dear Stockholders of Alleghany Corporation:

We are pleased to invite you to attend a special meeting of stockholders of Alleghany Corporation, a Delaware corporation. The meeting will be held at the Harvard Club of New York City, 35 West 44th Street, New York, New York, on February 6, 2012, at 10:00 a.m., New York City time, to consider and vote upon the following matters:

•	a proposal to issue shares of Alleghany common stock to Transatlantic stockholders in connection with the merger; and

•

a proposal to adjourn the Alleghany special meeting, if necessary or appropriate, to solicit additional proxies in favor of the stock issuance if there are insufficient votes at the time of such adjournment to approve such proposal.

Completion of the merger is conditioned on, among other things, approval by our stockholders of the proposal to issue shares of Alleghany common stock to Transatlantic stockholders in connection with the merger.

Alleghany will transact no other business at the meeting except such business as may properly be brought before the Alleghany special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Alleghany special meeting.

The Alleghany board of directors has approved the merger agreement and has determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of Alleghany and its stockholders. The Alleghany board of directors recommends that Alleghany stockholders vote “FOR” each of the proposals set forth above.

The Alleghany board of directors has fixed the close of business on January 4, 2012 as the record date for determination of Alleghany stockholders entitled to receive notice of, and to vote at, the Alleghany special meeting and any adjournments or postponements of the special meeting. Only holders of record of Alleghany common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting of Alleghany stockholders. A list of stockholders of Alleghany will be available for review for any purpose germane to the Alleghany special meeting at Alleghany’s headquarters, at 7 Times Square Tower, New York, New York, 10036 during regular business hours for a period of ten days before the Alleghany special meeting. The list will also be available at the Alleghany special meeting during the whole time thereof for examination by any stockholder of record present at the Alleghany special meeting.

The approval of the stock issuance proposal requires the affirmative vote of holders of a majority of the Alleghany common stock, present in person or represented by proxy, at the Alleghany special meeting and entitled to vote on the proposal, assuming a quorum is present. Approval of the Alleghany adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Alleghany common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present.

Your vote is very important. Whether or not you expect to attend the Alleghany special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible by either: (1) logging onto www.envisionreports.com/YAL and following the instructions on your proxy card; (2) dialing 1-800-652-VOTE (8683) and listening for further directions; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Alleghany special meeting. If your shares are held in the name of a bank, brokerage firm or other nominee, please follow the instructions on the voting instruction card furnished by the record holder, as appropriate.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger, the stock issuance and the merger agreement. We urge you to read the joint proxy statement/prospectus of which this notice forms a part, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger, the stock issuance or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Alleghany common stock, please contact Alleghany’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers call collect: (212) 269-5550

All others call toll-free: (800) 290-6429

E-mail: Alleghany@dfking.com

By Order of the Board of Directors,

CHRISTOPHER K. DALRYMPLE, ESQ.

Vice President, General Counsel and Secretary

January 5, 2012

New York, NY

TRANSATLANTIC HOLDINGS, INC.

80 Pine Street

New York, NY 10005

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On February 6, 2012

Dear Stockholders of Transatlantic Holdings, Inc.:

We are pleased to invite you to attend a special meeting of stockholders of Transatlantic Holdings, Inc., a Delaware corporation. The meeting will be held at The Down Town Association, 60 Pine Street, New York, New York, on February 6, 2012, at 10:00 a.m., New York City time, to consider and vote upon the following matters:

•

a proposal to adopt the Agreement and Plan of Merger, dated as of November 20, 2011, as it may be amended from time to time (which we refer to as the “merger agreement”), by and among Alleghany, Transatlantic and Shoreline Merger Sub, Inc. (formerly, Shoreline Merger Sub, LLC), a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice forms a part;

•

a proposal to adjourn the Transatlantic special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal; and

•

a proposal, on an advisory (non-binding) basis, to approve the compensation that may be paid or become payable to Transatlantic’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, as described in the section entitled “The Merger—Interests of Transatlantic’s Directors and Executive Officers in the Merger—Golden Parachute Compensation.”

Completion of the merger is conditioned on, among other things, adoption of the merger agreement.

Transatlantic will transact no other business at the Transatlantic special meeting except such business as may properly be brought before the Transatlantic special meeting or any adjournment or postponements thereof. Please refer to the joint proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Transatlantic special meeting.

The Transatlantic board of directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Transatlantic and its stockholders. The Transatlantic board of directors unanimously recommends that Transatlantic stockholders vote “FOR” each of the proposals set forth above.

The Transatlantic board of directors has fixed the close of business on January 4, 2012 as the record date for determination of Transatlantic stockholders entitled to receive notice of, and to vote at, the Transatlantic special meeting or any adjournments or postponements thereof. Only holders of record of Transatlantic common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Transatlantic special meeting. A list of the names of Transatlantic stockholders of record will be available for ten days prior to the Transatlantic special meeting for any purpose germane to the Transatlantic special meeting between the regular business hours of 9:00 a.m. and 5:00 p.m., New York City time, at Transatlantic’s headquarters, 80 Pine Street, New York, New York 10005. The Transatlantic stockholder list will also be available at the Transatlantic special meeting during the whole time thereof for examination by any stockholder present at such meeting.

Adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Transatlantic common stock entitled to vote thereon. Approval of the proposal to adjourn the Transatlantic special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal requires the affirmative vote of the holders of a majority of the shares of Transatlantic common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. Approval, on an advisory (non-binding) basis, of the compensation that may be paid or become payable to Transatlantic’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable, requires the affirmative vote of the holders of a majority of the shares of Transatlantic common stock present in person or represented by proxy and entitled to vote thereon, assuming a quorum is present.

Holders of Transatlantic common stock who comply with the requirements of Section 262 of the General Corporation Law of the State of Delaware may be entitled to appraisal rights as described in the joint proxy statement/prospectus of which this notice forms a part.

Your vote is very important. Whether or not you expect to attend the Transatlantic special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible by either: (1) logging onto http://proxy.georgeson.com and following the instructions on your proxy card; (2) dialing 1-800-652-VOTE (8683) and listening for further directions; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Transatlantic special meeting. If your shares are held in the name of a bank, brokerage firm or other nominee, please follow the instructions on the voting instruction card furnished by the record holder, as appropriate.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the joint proxy statement/prospectus of which this notice forms a part, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Transatlantic common stock, please contact Transatlantic’s proxy solicitor:

Georgeson Inc.

199 Water Street

New York, NY 10038

Banks and brokers call: (212) 440-9800

Call toll-free: (888) 613-9817

E-mail: transatlantic@georgeson.com

By Order of the Board of Directors of

Transatlantic Holdings, Inc.,

Amy M. Cinquegrana

Secretary

January 5, 2012

New York, NY

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Alleghany and Transatlantic from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Alleghany Corporation 7 Times Square Tower New York, NY 10036 (212) 752-1356 Attn: Investor Relations	Transatlantic Holdings, Inc. 80 Pine Street New York, NY 10005 (212) 365-2200 Attn: Investor Relations

or	or

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Banks and Brokers call: (212) 269-5550 Call toll-free: (800) 290-6429 E-mail: Alleghany@dfking.com	Georgeson Inc. 199 Water Street New York, NY 10038 Banks and Brokers Call: (212) 440-9800 Call toll-free: (888) 867-6963 E-mail: transatlantic@georgeson.com

Investors may also consult Alleghany’s or Transatlantic’s websites for more information concerning the merger described in this joint proxy statement/prospectus. Alleghany’s website is www.alleghany.com and Transatlantic’s website is www.transre.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

If you would like to request any documents, please do so by February 1, 2012 in order to receive them before the meetings.

For more information, see “Where You Can Find More Information.”

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the United States Securities and Exchange Commission (which we refer to as the “SEC”) by Alleghany, constitutes a prospectus of Alleghany under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the shares of Alleghany common stock to be issued to the Transatlantic stockholders pursuant to the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Alleghany and Transatlantic under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Alleghany stockholders and a notice of meeting with respect to the special meeting of Transatlantic stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated January 5, 2012. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our mailing of this joint proxy statement/prospectus to Alleghany stockholders or Transatlantic stockholders nor the issuance by Alleghany of shares of Alleghany common stock to Transatlantic stockholders in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus regarding Alleghany has been provided by Alleghany and information contained in this joint proxy statement/prospectus regarding Transatlantic has been provided by Transatlantic.

All references in this joint proxy statement/prospectus to “Alleghany” refer to Alleghany Corporation, a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise; all references in this joint proxy statement/prospectus to “Transatlantic” refer to Transatlantic Holdings, Inc., a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise; all references to “Merger Sub” refer to Shoreline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Alleghany formed for the sole purpose of effecting the merger; unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we,” “our” and “us” refer to Alleghany and Transatlantic collectively; and, unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of November 20, 2011, as it may be amended from time to time, by and among Alleghany, Shoreline Merger Sub, LLC and Transatlantic, a copy of which is included as Annex A to this joint proxy statement/prospectus. Also, in this joint proxy statement/prospectus, “$” and “USD” refer to U.S. dollars and “New York City time” means the local time in New York City.

At the request of Transatlantic, Alleghany converted Shoreline Merger Sub, LLC into a Delaware corporation which has been assigned the rights and assumed the obligations of “Merger Sub” under the merger agreement, and as such, all references to “Merger Sub” in the merger agreement and in this joint proxy statement/prospectus shall be deemed to refer to such corporation.

Page
QUESTIONS AND ANSWERS	v
SUMMARY	1
The Companies	1
Risk Factors	2
The Merger	3
Listing of Alleghany Shares; De-listing and Deregistration of Shares of Transatlantic Common Stock	15
The Merger Will Generally be Tax-Free to Holders of Transatlantic Common Stock That Receive Only Alleghany Common Stock and Taxable to Holders That Receive Cash	15
The Meetings	16
Comparison of Stockholders’ Rights	18
Dividends	18
Comparative Per Share Market Price Information	19
Summary Consolidated Historical Financial Data of Alleghany	20
Summary Consolidated Historical Financial Data of Transatlantic	21
Summary Unaudited Pro Forma Condensed Consolidated Financial Information of Alleghany and Transatlantic	23
Unaudited Comparative Per Share Data	26
RISK FACTORS	27
Risk Factors Relating to the Merger	27
Risk Factors Relating to Alleghany Following the Merger	31
Other Risk Factors of Alleghany and Transatlantic	34
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	35
THE COMPANIES	36
Alleghany Corporation	36
Transatlantic Holdings, Inc.	36
Shoreline Merger Sub, Inc.	37
THE ALLEGHANY SPECIAL MEETING	38
ALLEGHANY PROPOSALS	43
Alleghany Proposal 1: Approval of the Stock Issuance	43
Alleghany Proposal 2: Adjournment of the Alleghany Special Meeting	44
THE TRANSATLANTIC SPECIAL MEETING	45
TRANSATLANTIC PROPOSALS	51
Transatlantic Proposal 1: Adoption of the Merger Agreement	51
Transatlantic Proposal 2: Adjournment of the Transatlantic Special Meeting	52
Transatlantic Proposal 3: Approval of Golden Parachute Payments	53
THE MERGER	54
Effects of the Merger	54
Background of the Merger	54
Alleghany’s Reasons for the Merger; Recommendation of the Alleghany Board of Directors	76
Opinions of Alleghany’s Financial Advisors	78
Certain Alleghany Prospective Financial Information	88
Transatlantic’s Reasons for the Merger; Recommendation of the Transatlantic Board of Directors	90
Opinion of Transatlantic’s Financial Advisor—Goldman, Sachs & Co.	94
Opinion of Transatlantic’s Financial Advisor—Moelis & Company LLC	101
Certain Transatlantic Prospective Financial Information	110
Interests of Alleghany’s Directors and Executive Officers in the Merger	112
Interests of Transatlantic’s Directors and Executive Officers in the Merger	112
Alleghany Board of Directors and Management Following the Merger	118

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Alleghany Corporation (which we refer to as “Alleghany”) or Transatlantic Holdings, Inc. (which we refer to as “Transatlantic”), may have regarding the merger and the other matters being considered at the contemplated meetings and the answers to those questions. Alleghany and Transatlantic urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Alleghany and a newly formed, direct wholly owned subsidiary, Shoreline Merger Sub, LLC (which has been converted into Shoreline Merger Sub, Inc., a Delaware corporation, and which we refer to as “Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of November 20, 2011 (which we refer to as the “merger agreement”) with Transatlantic. Under the merger agreement, Transatlantic will be merged with and into Merger Sub (which we refer to as the “merger”), with Merger Sub continuing as the surviving company and a wholly owned subsidiary of Alleghany. After the merger, Alleghany intends to operate Transatlantic as an independent standalone subsidiary of Alleghany, which will be renamed “Transatlantic Holdings, Inc.” A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things:

•

holders of a majority of the shares of Alleghany common stock present in person or represented by proxy at the Alleghany special meeting vote to approve the issuance of shares of Alleghany common stock to Transatlantic stockholders in connection with the merger (which we refer to as the “stock issuance”); and

•	holders of a majority of the shares of the outstanding Transatlantic common stock vote to adopt the merger agreement.

In addition, Alleghany is soliciting proxies from its stockholders with respect to one additional proposal; completion of the merger is not conditioned upon receipt of this approval:

•

a proposal to adjourn the Alleghany special meeting, if necessary or appropriate, to solicit additional proxies in favor of the stock issuance if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the “Alleghany adjournment proposal”).

Furthermore, Transatlantic is soliciting proxies from its stockholders with respect to two additional proposals; completion of the merger is not conditioned upon receipt of these approvals:

•

a proposal to adjourn the Transatlantic special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the “Transatlantic adjournment proposal”); and

•

a proposal (which we refer to as the “golden parachute proposal”) to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Transatlantic’s named executive officers in connection with the merger, and the agreements and understandings pursuant to which such compensation may be paid or become payable.

Each of Alleghany and Transatlantic will hold separate special meetings to obtain these approvals (which we refer to as the “Alleghany special meeting” and the “Transatlantic special meeting,” respectively). This joint proxy statement/prospectus contains important information about the merger and the proposals being voted on at the special meetings, and you should read it carefully. It is a joint proxy statement because

v

both the Alleghany and Transatlantic boards of directors are soliciting proxies from their respective stockholders. It is a prospectus because Alleghany will issue shares of Alleghany common stock to holders of Transatlantic common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	What will I receive in the merger?

A:	Alleghany Stockholders: If the merger is completed, Alleghany stockholders will not receive any merger consideration and will continue to hold the shares of Alleghany common stock which they currently hold. Following the merger, shares of Alleghany common stock will continue to be traded on the New York Stock Exchange (which we refer to as the “NYSE”) under the symbol “Y”.

Transatlantic Stockholders: If the merger is completed, Transatlantic stockholders will be entitled to receive, in exchange for each share of Transatlantic common stock they hold at the effective time of the merger, either stock or cash consideration with a value equal to the sum of (i) 0.145 multiplied by the average of the closing sales prices on the NYSE for Alleghany common stock during the five trading days ending the day before the completion of the merger (which we refer to as the “average five-day Alleghany closing price”) and (ii) $14.22. Transatlantic stockholders will have the right to elect to receive merger consideration for each of their shares of Transatlantic common stock in the form of cash or shares of Alleghany common stock, subject to proration in the circumstances described below. In the event of proration, a Transatlantic stockholder may receive merger consideration in respect of some or all of the Transatlantic shares held by such stockholder in a form other than that which such stockholder elected.

The value of the merger consideration will fluctuate with the market price of Alleghany common stock and will be determined based on the average five-day Alleghany closing price. We urge you to obtain current market quotations of shares of Alleghany and Transatlantic common stock. As explained in more detail in this document, whether a Transatlantic stockholder makes a cash election, a stock election or no election, the value of the consideration that such stockholder receives as of the date of completion of the merger will be approximately equivalent based on the average five-day Alleghany closing price used to calculate the merger consideration. A Transatlantic stockholder may specify different elections with respect to different shares that such stockholder holds (e.g., if a Transatlantic stockholder owns 100 shares of Transatlantic common stock, that stockholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

The aggregate amount of cash to be paid to Transatlantic stockholders is fixed in the merger agreement at $816,007,519. As a result, if the cash election is oversubscribed or undersubscribed, then certain adjustments will be made to the merger consideration to proportionately reduce the cash or stock amounts received by the Transatlantic stockholders in the manner described below in the section entitled “The Merger Agreement—Consideration to be Received in the Merger.” To the extent that the number of outstanding shares of Transatlantic increases between the date of the merger agreement and the effective time of the merger, due to the vesting of stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of shares of Alleghany common stock to be issued as consideration in the merger will be increased accordingly, but the aggregate amount of cash to be paid as consideration will not change. In addition, if the aggregate consideration to be paid to any holder of Transatlantic common stock would result in such holder receiving a fractional share of Alleghany common stock, cash shall be paid in lieu of such fractional share.

As an example, based on the average of the closing sales prices of Alleghany common stock for the five trading days ending on November 18, 2011 (the last trading date before announcement of the merger), for each share of Transatlantic common stock held, a Transatlantic stockholder would receive either approximately $59.51 in cash or 0.1905 shares of Alleghany common stock, subject to proration if cash was oversubscribed or undersubscribed. As another example, based on the average of the closing prices of Alleghany common stock for the five trading days ending on January 4, 2012 (the most recent practicable trading date before filing of this joint proxy statement/prospectus), for each share of Transatlantic common stock held, a Transatlantic stockholder would receive either approximately $55.60 in cash or 0.1948 shares of Alleghany common stock, subject to proration if cash was oversubscribed or undersubscribed.

The exact amount of cash and number of shares of Alleghany common stock you receive will depend on the election you and other Transatlantic stockholders make and the formula in the merger agreement, including its election, proration and adjustment provisions. For a summary of the formula contained in the merger agreement, see “The Merger Agreement.”

Q:	What are some of the details of the election process?

A:	You will be allowed to make a cash election with respect to any or all of your shares of Transatlantic common stock and/or a stock election with respect to any or all of your other shares of Transatlantic common stock (subject to proration if cash is oversubscribed or undersubscribed):

•

A cash election with respect to a share of Transatlantic common stock means a request to receive cash in the amount (which we refer to as the “per share cash amount”) of (1) $14.22 plus (2) the product, rounded to the nearest one tenth of a cent, of 0.145 multiplied by the average five-day Alleghany closing price.

•

A stock election with respect to a share of Transatlantic common stock means a request to receive that number of shares of Alleghany common stock equal to (1) the per share cash amount divided by (2) the average five-day Alleghany closing price.

The exact amount of cash and number of shares of Alleghany common stock you receive will depend on the election you and other Transatlantic stockholders make and the formula in the merger agreement, including its election, proration and adjustment provisions. In addition, if the aggregate consideration to be paid to any holder of Transatlantic common stock would result in such holder receiving a fractional share of Alleghany common stock, cash shall be paid in lieu of such fractional share. For a summary of the formula contained in the merger agreement, see “The Merger Agreement.”

Q:	How do I make an election?

A:	If you are the record holder of shares of Transatlantic common stock on January 4, 2012, the record date for the Transatlantic special meeting (which we refer to as the “Transatlantic record date”), you will receive an election form (which we refer to as the “election form”) in which you may specify the number of shares of Transatlantic common stock, if any, you desire to convert into the right to receive merger consideration in the form of cash or shares of Alleghany common stock. You must deliver a completed election form by 5:00 p.m., New York City time, on a date to be mutually determined by Alleghany and Transatlantic (which we refer to as the “election deadline”) to Computershare, as exchange agent (who we refer to as the “exchange agent”). The election deadline shall be a date prior to the effective time of the merger which date Alleghany and Transatlantic shall publicly announce by joint press release at least five business days prior to such date. The election form must be accompanied by the certificates representing the shares of Transatlantic common stock (or guarantee of delivery), unless such shares are in book-entry form (which we refer to as “book-entry shares”), in which case you should follow the instructions set forth in the election form. If you hold your shares of Transatlantic common stock through a bank, broker or other nominee, your bank, broker or other nominee, as applicable, will provide you with instructions on how to make an election. If your election form is received after the election deadline or you fail to comply with your bank’s, broker’s or nominee’s instructions, your election will be disregarded, and you will receive consideration in whatever form or mix that remains after taking into account other Transatlantic stockholders’ preferences.

Q:	How can I change my election?

A:	If you are a record holder of Transatlantic common stock, you may (i) change your election by written notice received by the exchange agent prior to the election deadline, accompanied by a properly completed and signed revised election form or (ii) revoke your election by written notice received by the exchange agent prior to the election deadline or by withdrawal, prior to the election deadline, of the certificates representing your shares of Transatlantic common stock, or of the guarantee of delivery of such certificates, previously deposited with the exchange agent. If your election form is revoked, the certificate(s) (or guarantees of delivery, as appropriate), if any, for the shares of Transatlantic common stock to which such election form relates will be promptly returned to you.

Q:	Am I required to make an election in order to receive the merger consideration?

A:	No. If you do not make an election, you will still receive the merger consideration. However, if you have a preference for a specific form of merger consideration and do not make an election, the exchange agent will not take your preference into consideration. If you do not make an election, you will receive merger consideration in whatever form or mix remains after giving effect to the preferences of the Transatlantic stockholders that do make elections.

Q:	When and where will the special meetings be held?

A:

Alleghany Stockholders: The Alleghany special meeting will be held at the Harvard Club of New York City, 35 West 44th Street, New York, New York, on February 6, 2012, at 10:00 a.m., New York City time.

Transatlantic Stockholders: The Transatlantic special meeting will be held at The Down Town Association, 60 Pine Street, New York, New York, on February 6, 2012, at 10:00 a.m., New York City time.

Q:	What are the proposals on which I am being asked to vote?

A:	Alleghany Stockholders: Alleghany is soliciting proxies from its stockholders with respect to two proposals:

•	a proposal to approve the stock issuance, approval of which is a condition to completion of the merger; and

•	the Alleghany adjournment proposal, approval of which is not a condition to completion of the merger.

Transatlantic Stockholders: Transatlantic is soliciting proxies from its stockholders with respect to three proposals:

•	a proposal to adopt the merger agreement, approval of which is a condition to completion of the merger;

•	the Transatlantic adjournment proposal, approval of which is not a condition to completion of the merger; and

•	the golden parachute proposal, approval of which is not a condition to completion of the merger.

Q:	What constitutes a quorum at the meetings?

A:

Alleghany Stockholders: Stockholders who hold a majority of the Alleghany common stock outstanding on January 4, 2012, the record date for the Alleghany special meeting (which we refer to as the “Alleghany record date”) and who are entitled to vote must be present in person or represented by proxy to constitute a quorum at the Alleghany special meeting. The Alleghany stockholders, by a majority vote at the meeting by the holders of Alleghany common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present, may adjourn the meeting to another time or place without further notice.

If the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

Failures to vote will not be included in the calculation of the number of shares of Alleghany common stock represented at the Alleghany special meeting for purposes of determining whether a quorum has been achieved. Abstentions will be included in the calculation of the number of shares of Alleghany common stock represented at the Alleghany special meeting for purposes of determining whether a quorum has been achieved. Under NYSE rules, if brokers do not have discretion to vote on any of the proposals at a stockholders’ meeting, broker non-votes will not count toward the calculation of a quorum. As each of the proposals to be voted on at the Alleghany special meeting is considered “non-routine” under NYSE rules, brokers do not have discretion to vote on such proposals and, as such, broker non-votes will not be included in the calculation of the number of shares of Alleghany common stock represented at the Alleghany special meeting for purposes of determining whether a quorum has been achieved.

Transatlantic Stockholders: Stockholders who hold shares representing at least a majority of the aggregate voting power of the outstanding capital stock entitled to vote at the Transatlantic special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the Transatlantic special meeting. The Transatlantic stockholders, by a majority vote at the meeting by the holders of Transatlantic common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present, may adjourn the meeting to another time or place without further notice. If the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

Failures to vote will not be included in the calculation of the number of shares of Transatlantic common stock represented at the Transatlantic special meeting for purposes of determining whether a quorum has been achieved. Abstentions will be included in the calculation of the number of shares of Transatlantic common stock represented at the Transatlantic special meeting for purposes of determining whether a quorum has been achieved. Under NYSE rules, if brokers do not have discretion to vote on any of the proposals at a stockholders’ meeting, broker non-votes will not count toward the calculation of a quorum. As each of the proposals to be voted on at the Transatlantic special meeting is considered “non-routine” under NYSE rules, brokers do not have discretion to vote on such proposals and, as such, broker non-votes will not be included in the calculation of the number of shares of Transatlantic common stock represented at the Transatlantic special meeting for purposes of determining whether a quorum has been achieved.

Q:	How do I vote?

A:	Alleghany Stockholders: If you are a stockholder of record of Alleghany as of the close of business on the Alleghany record date, you may vote in person by attending the Alleghany special meeting or, to ensure your shares are represented at the Alleghany special meeting, you may authorize a proxy to vote by:

•

logging onto www.envisionreports.com/YAL and following the instructions on your proxy card to submit a proxy via the internet anytime up to 12:00 a.m., New York City time, on February 6, 2012 and following the instructions provided on that site;

•

dialing 1-800-652-VOTE (8683) and listening for further directions to submit a proxy by telephone anytime up to 12:00 a.m., New York City time, on February 6, 2012 and following the instructions provided in the recorded message; or

•

signing and returning the accompanying proxy card in the enclosed postage-paid envelope. Alleghany stockholders of record may submit their proxies through the mail by completing their proxy card, and signing, dating and returning it in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed and dated.

Transatlantic Stockholders: If you are a stockholder of record of Transatlantic as of the close of business on the Transatlantic record date, you may vote in person by attending the Transatlantic special meeting or, to ensure your shares are represented at the Transatlantic special meeting, you may authorize a proxy to vote by:

•

logging onto http://proxy.georgeson.com and following the instructions on your proxy card to submit a proxy via the internet anytime up to 11:00 p.m., New York City time, on February 5, 2012 and following the instructions provided on that site;

•

dialing 1-800-652-VOTE (8683) and listening for further directions to submit a proxy by telephone anytime up to 11:00 p.m., New York City time, on February 5, 2012 and following the instructions provided in the recorded message; or

•

signing and returning the accompanying proxy card in the enclosed postage-paid envelope. Transatlantic stockholders of record may submit their proxies through the mail by completing their proxy card, and signing, dating and returning it in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed and dated.

Q:	Have any stockholders already agreed to vote in favor of the transactions?

A:	Yes. Certain members of the Kirby family with longstanding ownership interests in Alleghany common stock have entered into voting agreements with Transatlantic. The voting agreements provide, among other things, that these Alleghany stockholders have irrevocably agreed, on the terms and subject to the conditions specified in the voting agreements, to vote all shares of Alleghany common stock owned by such stockholders in favor of the stock issuance, against competing proposals and against any action or agreement that would be expected to materially impair the ability of Alleghany or Merger Sub to complete the merger. A form of voting agreement entered into by these Alleghany stockholders is included as Annex F hereto. As of November 18, 2011, the last trading day before announcement of the merger, these stockholders held an aggregate of approximately 1,594,958 shares of Alleghany common stock (representing approximately 18.65% of the outstanding shares of Alleghany common stock as of November 18, 2011 and as of the Alleghany record date).

In addition, on November 21, 2011, Transatlantic stockholder Davis Selected Advisers, L.P. (which we refer to as “Davis Advisors”) publicly stated its current intention to vote in support of the merger but reserves the right to change its mind. As of November 21, 2011, Davis Advisors was the beneficial holder of approximately 14,278,940 shares of Transatlantic common stock (representing approximately 24.9% of the outstanding shares of Transatlantic common stock as of November 21, 2011 and as of the Transatlantic record date). To satisfy the requirements of the Department of Financial Services of the State of New York (which we refer to as the “New York DFS”), on June 8, 2009, Davis Advisors, entered into an agreement with Transatlantic whereby Davis Advisors agreed to vote the number of shares of Transatlantic common stock owned by Davis Advisors in excess of 9.9% of Transatlantic’s outstanding shares in a manner proportionate to the vote of the owners of the shares (excluding Davis Advisors, stockholders beneficially owning more than 10% of Transatlantic’s outstanding shares of common stock, and directors and officers of Transatlantic) voting on such matters.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Alleghany or Transatlantic or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of Alleghany or Transatlantic common stock on behalf of their customers may not give a proxy to Alleghany or Transatlantic to vote those shares without specific instructions from their customers.

x

Q:	What if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, your shares will be voted in accordance with the recommendation of the Alleghany or Transatlantic board of directors, as applicable, with respect to such proposal.

Q:	If I am a Transatlantic stockholder, should I send in my Transatlantic stock certificates with my proxy card?

A:	No. Please DO NOT send your Transatlantic stock certificates with your proxy card. You are being provided an election form and instructions regarding the surrender of your stock certificates. If you wish to make an election with respect to your shares of Transatlantic common stock, you should, prior to the election deadline, send your Transatlantic stock certificates (if any) to the exchange agent, together with your completed, signed election form.

Q:	How many votes do I have?

A:	Alleghany Stockholders: Holders of Alleghany common stock are entitled to one vote for each share of Alleghany common stock that you owned as of the Alleghany record date. As of the close of business on the Alleghany record date, there were 8,551,646 shares of Alleghany common stock outstanding and entitled to vote at the Alleghany special meeting, approximately 7.5% of which were beneficially owned by the directors and executive officers of Alleghany and their affiliates.

Transatlantic Stockholders: Holders of Transatlantic common stock are entitled to one vote for each share of Transatlantic common stock that you owned as of the close of business on the Transatlantic record date. However, to satisfy the requirements of the New York DFS, on June 8, 2009, Davis Advisors entered into an agreement with Transatlantic whereby Davis Advisors agreed to vote the number of shares of Transatlantic common stock owned by Davis Advisors in excess of 9.9% of Transatlantic’s outstanding shares in a manner proportionate to the vote of the owners of the shares (excluding Davis Advisors, stockholders beneficially owning more than 10% of Transatlantic’s outstanding shares, and directors and officers of Transatlantic) voting on such matters. As of the close of business on the Transatlantic record date, there were 57,388,084 shares of Transatlantic common stock outstanding and entitled to vote at the Transatlantic special meeting, approximately 0.4% of which were beneficially owned by the directors and executive officers of Transatlantic and their affiliates.

Q:	What vote is required to approve each proposal?

A:	Alleghany Stockholders: Approval of the stock issuance requires the affirmative vote of holders of a majority of shares of Alleghany common stock present in person or represented by proxy at the Alleghany special meeting and entitled to vote thereon, assuming a quorum is present. Approval of the Alleghany adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Alleghany common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. Approval of the Alleghany adjournment proposal is not a condition to completion of the merger.

Transatlantic Stockholders: Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Transatlantic common stock entitled to vote thereon. Approval of the Transatlantic adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Transatlantic common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. Approval of the golden parachute proposal requires the affirmative vote of holders of a majority of shares of Transatlantic common stock present in person or represented by proxy and entitled to vote thereon, assuming a quorum is present. Neither approval of the Transatlantic adjournment proposal nor the golden parachute proposal is a condition to completion of the merger.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	Alleghany Stockholders: If you are an Alleghany stockholder and you fail to vote, it will have no effect on the Alleghany adjournment proposal or, assuming a quorum is present, on the stock issuance proposal. If you abstain from voting, your shares will be counted as represented at the meeting, and it will have the same effect as a vote “AGAINST” the stock issuance proposal and “AGAINST” Alleghany adjournment proposal.

Transatlantic Stockholders: If you are a Transatlantic stockholder and you fail to vote, it will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement, but it will have no effect on the Transatlantic adjournment proposal or, assuming a quorum is present, on the golden parachute proposal. If you abstain from voting, your shares will be counted as represented at the meeting, and it will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement, “AGAINST” the Transatlantic adjournment proposal and “AGAINST” the golden parachute proposal.

Q:	What will happen if I fail to instruct my broker, bank or nominee how to vote?

A:	Alleghany Stockholders: If you are an Alleghany stockholder and you do not instruct your broker, bank or nominee on how to vote your shares, your broker may not vote your shares at the special meeting. This will have no effect on the Alleghany adjournment proposal or, assuming a quorum is present, on the stock issuance proposal.

Transatlantic Stockholders: If you are a Transatlantic stockholder and you do not instruct your broker, bank or nominee on how to vote your shares, your broker may not vote your shares at the special meeting. This will have the same effect as a vote “AGAINST” the adoption of the merger agreement, but will have no effect on the Transatlantic adjournment proposal or, assuming a quorum is present, on the golden parachute proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Alleghany Stockholders: Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date including by telephone or via the internet; or

•

if you are a holder of record, you can attend the Alleghany special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the secretary of Alleghany no later than the beginning of the Alleghany special meeting. If you have submitted a proxy for your shares by telephone or via the internet, you may revoke your prior telephone or internet proxy by any manner described above. If your shares are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote.

Transatlantic Stockholders: Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date including by telephone or via the internet; or

•

if you are a holder of record, you can attend the Transatlantic special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the secretary of Transatlantic no later than the beginning of the Transatlantic special meeting. If you have submitted a proxy for your shares by telephone or via the internet, you may revoke your prior telephone or internet proxy by any manner described above. If your shares are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote.

Q:	How does the Alleghany board of directors recommend that Alleghany stockholders vote?

A:	The Alleghany board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, are advisable and in the best interests of Alleghany and its stockholders. The Alleghany board of directors recommends that the Alleghany stockholders vote (i) “FOR” the stock issuance proposal and (ii) “FOR” the Alleghany adjournment proposal.

Q:	How does the Transatlantic board of directors recommend that Transatlantic stockholders vote?

A:	The Transatlantic board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Transatlantic and its stockholders. The Transatlantic board of directors unanimously recommends that Transatlantic stockholders vote (i) “FOR” the adoption of the merger agreement, (ii) “FOR” the Transatlantic adjournment proposal and (iii) “FOR” the golden parachute proposal.

Q:	When do you expect the merger to be completed?

A:	Alleghany and Transatlantic expect to complete the merger as soon as reasonably practicable and expect the closing of the merger to occur in the first quarter of 2012. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Alleghany and Transatlantic could result in the merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the special meetings are held and the date of the completion of the merger.

Q:	Are stockholders entitled to appraisal rights?

A:	Alleghany Stockholders: No. Under Delaware law, you are not entitled to appraisal rights in connection with the merger.

Transatlantic Stockholders: Depending upon the elections made by holders of shares of Transatlantic common stock with respect to the form of consideration to be received in the merger, Delaware law may entitle the holders of shares of Transatlantic common stock, who comply with the procedures specified in Section 262 of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), to have their shares appraised by the Delaware Court of Chancery. Specifically, holders, if any, of shares of Transatlantic common stock who make a stock election (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger—Stock Election”), but are forced to accept cash consideration in respect of such shares by reason of proration (and not simply cash in lieu of fractional shares) (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger—Proration”), would be entitled to have the “fair value” of such shares appraised by the Delaware Court of Chancery if they otherwise comply with the procedures of Section 262. Under Delaware law, holders of shares of Transatlantic common stock who choose not to make an election with respect to the form of merger consideration to be received for their shares will not be entitled to appraisal rights.

As of the date of the mailing of this joint proxy statement/prospectus, we cannot definitively state whether appraisal rights will be available as a result of the merger because (i) the availability of appraisal rights depends on whether and the extent to which the cash consideration is undersubscribed, and (ii) we will not know whether the cash consideration is undersubscribed to the extent that appraisal rights would be available until the election deadline (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger”). In the event that the cash consideration is undersubscribed to the extent that appraisal rights would be available, Transatlantic stockholders who have otherwise complied with the requirements of Section 262 will be advised of the availability of appraisal rights within ten days of the merger in the notice of the effective date of the merger required by Section 262. If the cash consideration is not undersubscribed to the extent that appraisal rights would be available, Alleghany will issue a public announcement and file a Current Report on Form 8-K with the SEC informing Transatlantic stockholders that appraisal rights will not be available in connection with the merger.

Because Transatlantic stockholders may be entitled to appraisal rights under certain circumstances, we urge you to read the summary of appraisal rights contained in this joint proxy statement/prospectus under the section entitled “The Merger—Appraisal Rights” as well as Section 262, which is attached hereto as Annex G. If you wish to preserve the ability to exercise appraisal rights, you must make a written demand for appraisal of your shares as described in the section entitled “The Merger—Appraisal Rights” and in Section 262.

Q:	Who can help answer my questions?

A:	Alleghany stockholders or Transatlantic stockholders who have questions about the merger or the stock issuance, the other matters to be voted on at the special meetings, how to submit a proxy, or desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

If you are an Alleghany stockholder:	If you are a Transatlantic stockholder:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Banks and Brokers call: (212) 269-5550 Call toll-free: (800) 290-6429 E-mail: Alleghany@dfking.com	Georgeson Inc. 199 Water Street New York, NY 10038 Banks and brokers call: (212) 440-9800 Call toll-free: (888) 613-9817 E-mail: transatlantic@georgeson.com

or	or

Alleghany Corporation 7 Times Square Tower New York, NY 10036 Attn: Investor Relations (212) 752-1356	Transatlantic Holdings, Inc. 80 Pine Street New York, NY 10005 Attn: Investor Relations (212) 365-2200

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that is important to you with respect to the merger, the stock issuance and the other matters being considered at the Alleghany and Transatlantic special meetings. Alleghany and Transatlantic urge you to read the remainder of this joint proxy statement/prospectus carefully, including the attached Annexes, and the other documents to which we have referred you. See also the section entitled “Where You Can Find More Information.” We have included page references in this summary to direct you to a more complete description of the topics presented below.

The Companies

Alleghany Corporation (See page 36)

Alleghany is a Delaware corporation engaged in the property and casualty and surety insurance business through its wholly owned subsidiary Alleghany Insurance Holdings LLC (which we refer to as “AIHL”). AIHL’s insurance business is conducted through its wholly owned subsidiaries RSUI Group, Inc. (which we refer to as “RSUI”), Capitol Transamerica Corporation and Platte River Insurance Company (which we refer to collectively as “CATA”), and Pacific Compensation Corporation (which we refer to as “PCC”). AIHL Re LLC (which we refer to as “AIHL Re”), a captive reinsurance subsidiary of AIHL, has in the past provided reinsurance to Alleghany operating units and affiliates. Alleghany’s equity investments, including those held by AIHL’s insurance operating units, are managed primarily by Alleghany Capital Partners LLC, an indirect, wholly owned subsidiary of Alleghany. Alleghany also owns and manages properties in the Sacramento, California region through its subsidiary Alleghany Properties Holdings LLC (which we refer to as “Alleghany Properties”). In addition, Alleghany owns approximately 33 percent of the outstanding shares of common stock of Homesite Group Incorporated (which we refer to as “Homesite”), a national, full-service, mono-line provider of homeowners insurance, and approximately 38 percent of ORX Exploration, Inc. (which we refer to as “ORX”), a regional oil and gas exploration and production company. Alleghany also makes strategic investments in operating companies and conducts other activities.

Shares of Alleghany common stock are traded on the NYSE under the symbol “Y”. Following the merger, shares of Alleghany common stock will continue to be traded on the NYSE under the symbol “Y”.

The principal executive offices of Alleghany are located at 7 Times Square Tower, New York, NY 10036 and its telephone number is (212) 752-1356.

Transatlantic Holdings, Inc. (See page 36)

Transatlantic Holdings, Inc. is a holding company incorporated in the State of Delaware. Transatlantic, through its wholly owned subsidiaries, Transatlantic Reinsurance Company® (which we refer to as “TRC”), Trans Re Zurich Reinsurance Company Ltd., acquired by TRC in 1996 (which we refer to as “TRZ”), and Putnam Reinsurance Company (which we refer to as “Putnam”) (contributed by Transatlantic to TRC in 1995), offers reinsurance capacity for a full range of property and casualty products, directly and through brokers, to insurance and reinsurance companies, in both the domestic and international markets on both a treaty and facultative basis. One or both of TRC and Putnam is licensed, accredited, authorized or can serve as a reinsurer in 50 states and the District of Columbia in the United States and in Puerto Rico and Guam. Through its international locations, Transatlantic has operations worldwide, including Bermuda, Canada, seven locations in Europe, three locations in Central and South America, two locations in Asia (excluding Japan), and one location in each of Japan, Australia and Africa. TRC is licensed in Bermuda, Canada, Japan, the United Kingdom, the Dominican Republic, the Hong Kong Special Administrative Region, the People’s Republic of China and Australia. Transatlantic was originally formed in 1986 under the name PREINCO Holdings, Inc. as a holding company for Putnam. Transatlantic’s name was changed to Transatlantic Holdings, Inc. on April 18, 1990 following the acquisition on April 17, 1990 of all of the common stock of TRC in exchange for shares of Transatlantic common stock.

Transatlantic’s common stock is traded on the NYSE under the symbol “TRH”. Upon completion of the merger, shares of Transatlantic common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

The principal executive offices of Transatlantic are located at 80 Pine Street, New York, New York 10005 and its telephone number is (212) 365-2200.

Shoreline Merger Sub, Inc. (See page 37)

Shoreline Merger Sub, Inc., or Merger Sub, is a wholly owned subsidiary of Alleghany and a Delaware corporation. Merger Sub was originally formed on November 10, 2011 as a Delaware limited liability company called Shoreline Merger Sub, LLC for the sole purpose of effecting the merger. At the request of Transatlantic, Alleghany converted Shoreline Merger Sub, LLC into a Delaware corporation which has been assigned the rights and assumed the obligations of “Merger Sub” under the merger agreement, and as such all references to “Merger Sub” in the merger agreement and in this joint proxy statement/prospectus shall be deemed to refer to such corporation. In the merger, Transatlantic will be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Alleghany. Upon completion of the merger, Alleghany intends to operate Transatlantic as an independent standalone subsidiary of Alleghany, which will be renamed “Transatlantic Holdings, Inc.”

The principal executive offices of Merger Sub are located at 7 Times Square Tower, New York, NY 10036 and its telephone number is (212) 752-1356.

Risk Factors (See page 27)

Before voting at the Alleghany special meeting or the Transatlantic special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors,” including the risks that:

•	Because the market price of Alleghany common stock will fluctuate, Transatlantic stockholders cannot be sure of the value of the merger consideration they will receive at closing;

•	Transatlantic stockholders may receive a form of consideration different from what they elect, depending on the elections of other Transatlantic stockholders;

•	The merger is subject to a number of conditions, including certain governmental and regulatory conditions that may not be satisfied, or may not be completed on a timely basis, or at all; and

•	Alleghany and Transatlantic may be unable to successfully integrate their businesses in order to realize the anticipated benefits of the merger or do so within the intended timeframe.

The Merger

The Merger Agreement (See page 127)

Alleghany and Transatlantic have entered into the merger agreement attached as Annex A to this joint proxy statement/prospectus. Alleghany and Transatlantic encourage you to read the entire merger agreement carefully because it is the principal document governing the merger and the stock issuance.

Effects of the Merger (See page 54)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Transatlantic will be merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of Alleghany. Upon completion of the merger, Alleghany intends to operate Transatlantic as an independent standalone subsidiary of Alleghany. We expect that, on a fully diluted basis, the existing stockholders of Alleghany and the former stockholders of Transatlantic will own approximately 51% and 49%, respectively, of the outstanding Alleghany common stock following the merger.

Consideration to be Received in the Merger (See page 128)

If the merger is completed, Transatlantic stockholders will have the right to elect to receive merger consideration for each of their shares of Transatlantic common stock in the form of cash or shares of Alleghany common stock, subject to proration in the circumstances described below. In the event of proration, a Transatlantic stockholder may receive merger consideration in respect of some or all of the Transatlantic shares held by such stockholder in a form other than that which such stockholder elected. If the aggregate consideration to be paid to any holder of Transatlantic common stock would result in such holder receiving a fractional share of Alleghany common stock, cash shall be paid in lieu of such fractional share.

The value of the merger consideration will fluctuate with the market price of the Alleghany common stock and will be determined based on the average five-day Alleghany closing price. As explained in more detail in this document, whether a Transatlantic stockholder makes a cash election, a stock election or no election, the value of the consideration that such stockholder receives as of the date of completion of the merger will be approximately equivalent based on the average five-day Alleghany closing price used to calculate the merger consideration. A Transatlantic stockholder may specify different elections with respect to different shares that such stockholder holds (e.g., if a Transatlantic stockholder owns 100 shares of Transatlantic common stock, that stockholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

The aggregate amount of cash to be paid to Transatlantic stockholders is fixed in the merger agreement at $816,007,519. As a result, if the cash election is oversubscribed or undersubscribed, then certain adjustments will be made to the merger consideration to proportionately reduce the cash or stock amounts received by the Transatlantic stockholders in the manner described below in the section entitled “The Merger Agreement—Consideration to be Received in the Merger—Proration.” To the extent that the number of outstanding shares of Transatlantic increases between the date of the merger agreement and the effective time of the merger, due to the vesting of stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of shares of Alleghany common stock to be issued as consideration in the merger will be increased accordingly, but the aggregate amount of cash to be paid as consideration will not change.

As an example, based on the average of the closing prices of Alleghany common stock for the five trading days ending on November 18, 2011 (the last trading day before announcement of the merger), for each share of Transatlantic common stock held, a Transatlantic stockholder would receive either approximately $59.51 in cash or 0.1905 shares of Alleghany common stock, having a market value of $59.51 based on such average five-day Alleghany closing price, subject to proration if cash was oversubscribed or undersubscribed. As another example, based on the average of the closing prices of Alleghany common stock for the five trading days ending on

January 4, 2012 (the most recent practicable trading date before filing of this joint proxy statement/prospectus), for each share of Transatlantic common stock held, a Transatlantic stockholder would receive either approximately $55.60 in cash or 0.1948 shares of Alleghany common stock, having a market value of $55.60 based on such average five-day Alleghany closing price, subject to proration if cash was oversubscribed or undersubscribed. We will compute the actual amount of cash and number of shares of Alleghany common stock that each Transatlantic stockholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement.”

The following table illustrates the value of the merger consideration for different hypothetical five-day average closing prices of the Alleghany common stock on the NYSE for the five trading days immediately preceding the day on which the merger is completed and, for illustrative purposes only, the effects of proration assuming that 50% of Transatlantic shares elect cash consideration and 50% of Transatlantic shares elect stock consideration. For simplicity, the table assumes that there are 57,388,084 shares of Transatlantic common stock outstanding (which represents the number of shares of Transatlantic common stock outstanding on January 4, 2012, the most recent practicable day before filing of this joint proxy statement/prospectus), that all Transatlantic stockholders make elections and that no Transatlantic stockholders have exercised appraisal rights.

		Illustrative Effect of Proration Assuming
		50% Cash Electing Shares 50% Stock Electing Shares
5-day Average Alleghany Closing Stock Price	Value of the Merger Consideration*	A stockholder electing 1,000 shares for cash will receive approximately		A stockholder electing 1,000 shares for stock will receive approximately
		Cash**	Shares	Cash**	Shares
$275	$54.10	$28,521	93	$193	196
280	54.82	28,494	94	224	195
285	55.55	28,467	95	257	194
290	56.27	28,438	96	0	194
295	57.00	28,674	96	59	193
300	57.72	28,618	97	120	192
305	58.45	28,560	98	183	191
310	59.17	28,469	99	279	190
315	59.90	28,722	99	32	190
320	60.62	28,630	100	128	189
325	61.35	28,536	101	260	188

*	Market value per share of Transatlantic common stock based on hypothetical five-day average Alleghany closing price.
**	Cash amounts reflect that stockholders will receive cash in lieu of fractional shares.

The table above is illustrative only. The value of the merger consideration that a Transatlantic stockholder actually receives will be based on the actual average five-day Alleghany closing price, as described below. The actual average five-day Alleghany closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of Transatlantic common stock may not be shown in the above tables.

Election Form (See page 132)

Record holders of shares of Transatlantic common stock on January 4, 2012, the Transatlantic record date, will receive an election form with instructions for making cash and/or stock elections. Transatlantic stockholders must properly complete and deliver to the exchange agent an election form by the election deadline (which will be announced in a press release by Alleghany and Transatlantic at least five business days prior to such deadline), accompanied by their Transatlantic stock certificates (or a properly completed notice of guaranteed delivery).

The election form also includes delivery instructions with respect to book-entry shares. Transatlantic stockholders should NOT send in their stock certificates with their proxy card. Once Transatlantic stockholders have tendered their Transatlantic stock certificates to the exchange agent, they may not transfer their shares of Transatlantic common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent.

If Transatlantic stockholders fail to submit a properly completed election form, together with their Transatlantic stock certificates (or a properly completed notice of guaranteed delivery), if any, prior to the election deadline, they will be deemed not to have made an election. As non-electing holders, they will be paid merger consideration in an amount per share that is approximately equivalent in value to the amount paid per share to holders making elections, but they may be paid all in cash, all in Alleghany common stock, or in part cash and in part Alleghany common stock, depending on the remaining pool of cash and Alleghany common stock available for paying merger consideration after honoring the cash elections and stock elections that other stockholders have made, and without regard to the preferences of such non-electing holders.

Treatment of Transatlantic Stock Options and Other Long-Term Incentive Awards (See page 119)

Each outstanding stock option to acquire Transatlantic common stock, whether vested or unvested, will be converted into the right to receive a cash payment equal to the value of such stock option based on an amount determined using the Black-Scholes valuation methodology based on assumptions that are agreed upon by Transatlantic and Alleghany.

Each outstanding Transatlantic restricted stock unit (including each performance-based Transatlantic restricted stock unit) held by an employee or former employee of Transatlantic will be converted into a right to receive cash in an amount equal to the per share merger consideration, with the same terms and conditions as were applicable under such restricted stock unit prior to the conversion, with (i) the cash value of the converted Transatlantic restricted stock units held by employees or former employees of Transatlantic who were designated as participants in the Transatlantic Senior Partners Plan or Partners Plan (collectively, the “Partners Plans”) to be deemed to be notionally invested in common units of the surviving company or (ii) the cash value of the converted Transatlantic restricted stock units held by employees or former employees of Transatlantic who were not designated as participants in a Partners Plan may, if so elected by such employee or former employee, be deemed to be notionally invested in common units of the surviving company. For outstanding Transatlantic restricted stock units that are subject to performance goals for which the performance period is not completed as of the closing date of the merger, the level of achievement of the performance goals relating to such performance-based Transatlantic restricted stock units will either be determined based on (i) actual performance as of the closing date of the merger for performance periods that end on or prior to the date that is nine months following the closing date of the merger or (ii) the target level for any performance-based Transatlantic restricted stock unit with a performance period that ends more than nine months following the closing date of the merger.

Each outstanding Transatlantic restricted stock unit held by a non-employee director of Transatlantic will be converted into a fully vested right to receive cash in an amount equal to the per share merger consideration and will be paid in cash at the time specified under the Transatlantic 2008 Non-Employee Directors Stock Plan, with amounts in respect of Transatlantic restricted stock units held by non-employee directors who serve on the Alleghany board of directors following the closing date of the merger to be deemed notionally invested in common stock of Alleghany until the date of distribution to such non-employee director.

Recommendation of the Board of Directors of Alleghany (See page 38)

In reaching its decision to approve the merger agreement and recommend approval by Alleghany stockholders of the stock issuance proposal, the Alleghany board of directors consulted with Alleghany’s management, as well as with Alleghany’s legal and financial advisors, and also considered a number of factors that the Alleghany board of directors views as supporting its decision, including, but not limited to, the following:

•

the fact that the merger will create a company with a greater size and economies of scale, which should enable it to have incremental excess capital, greater capital flexibility, the ability to respond to competitive pressures and an increased opportunity to compete profitably;

•

that the transaction is accretive to Alleghany’s September 30, 2011 book value per share (after adjusting for subsequent share repurchases prior to the transaction announcement) by approximately 7% and tangible book value per share by approximately 10%;

•	that Alleghany will continue to have, after the merger, conservative financial leverage and will not need to issue any incremental debt in connection with the merger;

•	that the merger is expected to provide the flexibility to allocate capital to drive superior, risk-adjusted return opportunities in insurance, reinsurance, investments and capital management;

•

that the addition of Transatlantic is intended to create a more diversified pool of underwriting risk by product and geography and that Transatlantic and Alleghany have compatible underwriting discipline;

•	that it is expected that Transatlantic will maintain its current financial strength ratings of “A+” from Standard & Poor’s and “A” from A.M. Best, which will help Transatlantic preserve its franchise;

•	the fact that the amount of cash consideration to be issued in the merger is fixed and that the value of the merger consideration will fluctuate based on the market price of Alleghany’s common stock;

•

the provisions in the merger agreement relating to termination of the merger agreement, payment of termination fees (and amounts thereof) and Transatlantic’s agreement not to solicit alternative proposals and its obligation to hold a special meeting of its stockholders to vote on approval of the merger agreement regardless of whether the Transatlantic board of directors changes its recommendation “FOR” adoption of the merger agreement; and

•	that Davis Advisors, Transatlantic’s largest stockholder, is supportive of the merger and has made public statements to this effect.

After careful consideration, the Alleghany board of directors approved the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, and determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of Alleghany and its stockholders. For more information regarding the factors considered by the Alleghany board of directors in reaching its decision to approve the merger agreement and the transactions thereby contemplated, see the section entitled “The Merger—Alleghany’s Reasons for the Merger; Recommendation of the Alleghany Board of Directors.” The Alleghany board of directors recommends that the Alleghany stockholders vote (i) “FOR” the stock issuance proposal and (ii) “FOR” the Alleghany adjournment proposal.

Recommendation of the Board of Directors of Transatlantic (See page 45)

In reaching its decision to approve the merger agreement and recommend adoption of the merger agreement by the Transatlantic stockholders, the Transatlantic board of directors consulted with Transatlantic’s management, as well as with Transatlantic’s legal and financial advisors, and also considered a number of factors that the Transatlantic board of directors views as supporting its decision, including, but not limited to, the following:

•

the review of strategic alternatives conducted by the Transatlantic board of directors and the board of directors’ belief, following such review, that the merger would provide greater value to Transatlantic stockholders than other potential strategic alternatives available to Transatlantic;

•

the belief of the Transatlantic board of directors and management that the merger has the potential to create a leading, diversified, specialty-focused insurance and reinsurance franchise with over 60% of the combined premiums derived from specialty insurance and reinsurance;

•

the fact Transatlantic’s largest stockholder, Davis Advisors, expressed support for the merger between Transatlantic and Alleghany during its discussion with the Transatlantic board of directors on November 19, 2011;

•	the belief of the Transatlantic board of directors and management that the combined company would have a strengthened balance sheet with estimated $7.2 billion of total capital;

•

the belief of the Transatlantic board of directors and management that the combined company would have meaningful excess capital and flexibility to allocate capital to the highest risk-adjusted return opportunities, including insurance, reinsurance, investments and capital management;

•

confirmation from the ratings agencies that Transatlantic would be able to maintain its current financial strength ratings as a subsidiary of Alleghany, especially at S&P, which the Transatlantic board of directors believes is a significant asset to Transatlantic’s international business;

•

the belief of the Transatlantic board of directors and management that property catastrophe exposure of the combined company would remain below Transatlantic’s stated tolerances, allowing for future growth;

•	the fact that Transatlantic stockholders would have the right to elect to receive the merger consideration either in cash or shares of Alleghany common stock, subject to proration; and

•

the financial terms of the merger, including the fact that, based on the closing price on the NYSE of Alleghany common stock on November 18, 2011 (the last trading day prior to the execution and announcement of the merger agreement), the merger consideration as of November 20, 2011 represented an approximate 36% premium over the closing price of Transatlantic common stock on the NYSE as of June 10, 2011 (the last trading day before public announcement of the since-terminated Agreement and Plan of Merger, dated as of June 12, 2011, by and among Allied World Assurance Company Holdings, AG (which we refer to as “Allied World”), GO Sub, LLC and Transatlantic).

After careful consideration, the Transatlantic board of directors unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Transatlantic and its stockholders. For more information regarding the factors considered by the Transatlantic board of directors in reaching its decision to approve the merger agreement and the merger, see the section entitled “The Merger—Transatlantic’s Reasons for the Merger; Recommendation of the Transatlantic Board of Directors.” The Transatlantic board of directors unanimously recommends that Transatlantic stockholders vote (i) “FOR” the adoption of the merger agreement, (ii) “FOR” the Transatlantic adjournment proposal and (iii) “FOR” the golden parachute proposal.

Opinions of Alleghany’s Financial Advisors (See page 78)

In connection with a meeting of the Alleghany board of directors held to evaluate the proposed merger, each of UBS Securities LLC (which we refer to as “UBS”) and Morgan Stanley & Co. LLC (which we refer to as “Morgan Stanley”) delivered to Alleghany’s board of directors written opinions, dated November 20, 2011, to the effect that, as of that date and based on and subject to various assumptions, matters considered, qualifications and limitations described in their respective opinions, the merger consideration, to be paid by Alleghany in the merger was fair, from a financial point of view, to Alleghany.

The full texts of the written opinions of UBS and Morgan Stanley, each dated November 20, 2011, which set forth, among other things, the assumptions made, procedures followed, matters considered, and limitations, qualifications and conditions to the review undertaken by each of UBS and Morgan Stanley in connection with their opinions, are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference. Holders of Alleghany common stock are encouraged to read each opinion carefully in its entirety. The opinions were directed to, and provided for the benefit of, the Alleghany board of directors (in its capacity as such), in connection with, and for the purpose of, its evaluation of the merger consideration to be paid by Alleghany in the Transaction, and do not address any other aspect of the merger. Neither opinion addresses the prices at which the Alleghany common stock will trade following consummation of the merger or at any time. Neither opinion addresses the relative merits of the merger as compared to other business strategies or transactions that might be available to Alleghany or Alleghany’s underlying business decision to effect the merger. Neither opinion constitutes a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger.

Opinion of Transatlantic’s Financial Advisor—Goldman, Sachs & Co. (See page 94)

Goldman, Sachs & Co. (which we refer to as “Goldman Sachs”) delivered its opinion to the board of directors of Transatlantic that, as of November 20, 2011 and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be paid to the holders (other than Alleghany and its affiliates) of the outstanding shares of Transatlantic common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The merger consideration is subject to certain procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion.

The full text of the written opinion of Goldman Sachs, dated as of November 20, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D. Goldman Sachs provided its opinion for the information and assistance of the board of directors of Transatlantic in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Transatlantic common stock should vote or make any election with respect to the merger or any other matter. Pursuant to an engagement letter between Transatlantic and Goldman Sachs, Transatlantic will pay Goldman Sachs a transaction fee of $21,000,000, which is contingent upon consummation of the merger.

For a more complete description, see “The Merger—Opinion of Transatlantic’s Financial Advisor—Goldman, Sachs & Co.” in this joint proxy statement/prospectus. See also Annex D to this joint proxy statement/prospectus.

Opinion of Transatlantic’s Financial Advisor—Moelis & Company LLC (See page 101)

Moelis & Company LLC (which we refer to as “Moelis”) delivered its opinion to the Transatlantic board of directors that, as of November 20, 2011 and based upon and subject to the conditions and limitations set forth therein, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to the holders of Transatlantic common stock.

The full text of the written opinion of Moelis, dated November 20, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex E. The summary of Moelis’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Moelis provided its opinion for the information and assistance of the Transatlantic board of directors in connection with its consideration of the merger. Moelis’ opinion does not constitute a recommendation to any holder of Transatlantic common stock as to how such stockholder should vote with respect to the merger or as to which election to make with respect to the merger consideration or any other matter. In addition, Moelis was not requested to opine as to, and its opinion does not in any manner address, Transatlantic’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Transatlantic. See also “The Merger—Opinion of Transatlantic’s Financial Advisor—Moelis & Company LLC.”

Interests of Alleghany’s Directors and Executive Officers in the Merger (See page 112)

Executive officers of Alleghany have interests in the merger that may be different from, or in addition to, the interests of Alleghany stockholders generally. The Alleghany board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, and in recommending that Alleghany stockholders vote to approve the stock issuance and Alleghany adjournment. For additional information regarding the interests of Alleghany directors and executive officers in the merger, please see the section entitled “The Merger—Interests of Alleghany’s Directors and Executive Officers in the Merger.”

Interests of Transatlantic’s Directors and Executive Officers in the Merger (See page 112)

Executive officers and members of the Transatlantic board of directors have interests in the merger that may be in addition to, or different from, the interests of Transatlantic stockholders generally.

As detailed below under “The Merger—Alleghany Board of Directors and Management Following the Merger,” certain of Transatlantic’s executive officers and members of the Transatlantic board of directors will continue to serve as officers or directors of the combined company or Transatlantic (as a subsidiary of Alleghany) upon completion of the merger. Specifically, upon completion of the merger, the Alleghany board of directors will be expanded to 14 members and will include three directors who currently serve on the Transatlantic board of directors. In addition, Mr. Michael C. Sapnar will be appointed as President and Chief Executive Officer of Transatlantic following the merger.

Transatlantic has various equity programs that provide for “double trigger” payments (i.e., payments upon certain termination events in proximity to a “change in control”). The merger will constitute a “change in control” for purposes of such arrangements. Transatlantic, however, does not currently expect the employment of Transatlantic’s executive officers to be terminated at or following the closing of the merger. As such, double trigger vesting under Transatlantic’s equity programs are not expected to be triggered with respect to any executive officers. Further, pursuant to the merger agreement, Transatlantic and Alleghany will each use their respective reasonable best efforts to agree to terms of retention agreements for certain executives, including each of Transatlantic’s executive officers other than Robert F. Orlich.

Each outstanding option to acquire Transatlantic common stock held by an executive officer of Transatlantic, whether vested or unvested, will be converted into the right to receive a cash payment equal to the value of such stock option based on an amount determined using the Black-Scholes valuation methodology based on assumptions that are agreed upon by Transatlantic and Alleghany. Each outstanding restricted stock unit held by an executive officer of Transatlantic (including each performance-based Transatlantic restricted stock unit) will be converted into a right to receive cash in an amount equal to the per share merger consideration, with the terms and conditions as were applicable under such restricted stock unit prior to the conversion (including vesting or forfeiture provisions), with the cash value of the converted Transatlantic restricted stock units deemed to be notionally invested in the common units of the surviving company. Outstanding Transatlantic restricted stock units held by an executive officer of Transatlantic that are subject to performance goals will be treated as follows: (i) the level of achievement of the applicable performance goal for any performance based Transatlantic restricted stock unit with a performance period that ends on or prior to the date that is nine months following the closing date of the merger will be determined based on actual performance through the closing date of the merger and (ii) the level of achievement of the applicable performance goal for any performance-based Transatlantic restricted stock unit with a performance period that ends more than nine months following the closing date of the merger will be deemed to be earned at target level. Each outstanding Transatlantic restricted stock unit held by a non-employee director of Transatlantic will be converted into a fully vested right to receive cash in an amount equal to the per share merger consideration and will be paid in cash at the time specified under the Transatlantic 2008 Non-Employee Directors Stock Plan, with amounts in respect of Transatlantic restricted stock units held by non-employee directors who continue service with the Alleghany board of directors following the closing date of the merger to be deemed notionally invested in common stock of Alleghany until the date of distribution to such non-employee director. For additional information regarding the interests of Transatlantic directors and executive officers in the merger, please see the section entitled “The Merger—Interests of Transatlantic’s Directors and Executive Officers in the Merger.”

The Transatlantic board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and in recommending that Transatlantic stockholders adopt the merger agreement.

Governance Matters Following the Merger (See page 141)

Alleghany has agreed to take all necessary action to cause, effective at the effective time of the merger, the number of directors on the Alleghany board of directors to be increased from 11 to 14 and three persons who were members of the Transatlantic board of directors immediately prior to the effective time of the merger as mutually agreed by Alleghany and Transatlantic to be elected to the Alleghany board of directors. The Alleghany board of directors has three classes of directors, with one of such classes elected each year. One of the three Transatlantic directors shall become a Class I director, another a Class II director and the third a Class III director.

In addition, Alleghany and Transatlantic have agreed to cause the board of directors of Alleghany after the merger to adopt a written consent (i) appointing Robert F. Orlich as a senior advisor to Transatlantic, (ii) appointing Michael C. Sapnar as President and Chief Executive Officer of Transatlantic and (iii) appointing Weston M. Hicks, Roger B. Gorham, Michael C. Sapnar, Robert F. Orlich and Joseph P. Brandon to the board of directors of Transatlantic Holdings, Inc. following the merger. In addition, following completion of the merger, Joseph P. Brandon, former chief executive of Berkshire Hathaway’s wholly owned subsidiary General Re Corporation, will serve as President of AIHL, Executive Vice President of Alleghany, and Chairman of the board of directors of Transatlantic Holdings, Inc.

Transatlantic has also agreed, prior to the effective time of the merger, to cause all directors of Transatlantic to resign effective as of the effective time of the merger.

In the event that the merger is not completed, the foregoing director elections, officer appointments and director resignations will not take effect.

Regulatory Clearances Required for the Merger (See page 119)

Alleghany and Transatlantic have each agreed to take certain actions in order to obtain regulatory clearance required to consummate the merger. Regulatory clearance required to complete the merger includes expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (which we refer to as the “HSR Act”), following required notifications and review by the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) or the Federal Trade Commission (which we refer to as the “FTC”). The parties filed the required notifications with the Antitrust Division and the FTC on December 8, 2011, and the FTC granted early termination of the applicable waiting period on December 16, 2011. Alleghany and Transatlantic have also filed notifications with the relevant competition authorities in Italy and Turkey.

In addition, certain insurance regulatory filings will also be required to be made in connection with the merger. State insurance laws in the United States generally require that, prior to the acquisition of an insurance company, the acquiring party must obtain approval from the insurance commissioner of the insurance company’s state of domicile, and the parties have and will make the required filings in accordance with such laws. In addition, applications or notifications have been or will be filed with various insurance regulatory authorities outside of the United States in connection with the changes in control that may be deemed to occur as a result of the transactions contemplated by the merger agreement. Receipt of approval by the New York DFS is a condition to completion of the merger. It is also a condition to completion of the merger that all other consents of or filings with insurance regulators shall have been obtained or made except where the failure to obtain such consents or make such filings would not reasonably be expected to be materially adverse to Alleghany and its subsidiaries, taken as a whole, or Transatlantic and its subsidiaries, taken as a whole (after giving effect to the merger).

While Alleghany and Transatlantic expect to obtain all required regulatory clearances, we cannot assure you that these regulatory clearances will be obtained or that the granting of these regulatory clearances will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the merger not being satisfied.

Effective Time and Completion of the Merger (See page 128)

Alleghany and Transatlantic hope to complete the merger as soon as reasonably practicable and expect the closing of the merger to occur in the first quarter of 2012. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Alleghany and Transatlantic could result in the merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the dates on which the special meetings are held and the date on which the merger is completed.

Conditions to Completion of the Merger (See page 142)

The obligations of Alleghany and Transatlantic to complete the merger are subject to the satisfaction of the following conditions:

•	approval by the Alleghany stockholders of the stock issuance proposal;

•	adoption by the Transatlantic stockholders of the merger agreement;

•	authorization of the listing on the NYSE of the shares of Alleghany common stock to be issued in the merger, subject to official notice of issuance;

•	the waiting period (and any extension thereof) applicable to the merger under the HSR Act having expired or been earlier terminated;

•	approval by the New York DFS;

•

all other consents and approvals of, and filings with, governmental agencies and applicable insurance regulatory authorities having been made, having been received, or having been terminated or expired, other than those that would not reasonably be expected to be materially adverse to Alleghany and its subsidiaries, taken as a whole, or Transatlantic and its subsidiaries, taken as a whole, after giving effect to the merger;

•

effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose; and

•

the absence of any order, injunction, decree, statute, rule or regulation by a court or other governmental entity that makes illegal or prohibits the completion of the merger or the other transactions contemplated by the merger agreement.

In addition, each of Alleghany’s and Transatlantic’s obligations to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of each party, other than the representations related to the shares issued and outstanding or reserved for issuance, the necessary corporate power and authority to execute and deliver the merger agreement, and the brokers’ and finders’ fees, will be true and correct (without giving effect to any materiality qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the closing date (other than those representations and warranties that were made only as of a specified date, which need only be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or to material adverse effect set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on such party;

•

the representations and warranties of each party relating to the shares issued and outstanding or reserved for issuance, the necessary corporate power and authority to execute and deliver the merger agreement, and the brokers’ and finders’ fees, will be true and correct in all material respects as of the date of the merger agreement and as of the closing date (except to the extent such representations or warranties were made as of an earlier date, in which case, as of such earlier date);

•	each party having performed or complied with, in all material respects, all its obligations under the merger agreement at or prior to the effective time of the merger;

•	receipt of a certificate executed by each party’s chief executive officer or chief financial officer as to the satisfaction of the conditions described in the preceding three bullet points; and

•

each party having received from its respective counsel a written opinion to the effect that the merger will qualify as a “reorganization” within the meaning of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). This condition is not waivable after receipt of approval of the transaction by such party’s stockholders.

Transatlantic’s obligation to effect the merger is also subject to the Alleghany board of directors having taken the actions described in the section entitled “The Merger Agreement—Governance Matters Following the Merger.” See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” for a further discussion of the conditions to closing of the merger.

No Solicitation of Alternative Proposals (See page 138)

The merger agreement precludes Alleghany and Transatlantic from soliciting or engaging in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in Alleghany’s or Transatlantic’s common stock or assets. However, if Alleghany or Transatlantic receives an unsolicited proposal from a third party for a competing transaction that Alleghany’s or Transatlantic’s board of directors, as applicable, among other things, determines in good faith (after consultation with its outside legal advisors and financial advisors) (i) constitutes or is reasonably likely to lead to a proposal that is superior to the merger and (ii) with respect to which the failure to enter into discussions would result in a breach of its fiduciary duties under applicable law, Alleghany or Transatlantic, as applicable, may, subject to certain conditions, furnish non-public information to and enter into discussions with, and only with, that third party regarding such competing transaction.

See the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” for a further discussion of each party’s covenant not to solicit alternative acquisition proposals.

Termination of the Merger Agreement (See page 143)

Generally, the merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger (except as specified below, including after the required Alleghany stockholder approvals or Transatlantic stockholder approvals are obtained):

•	by mutual written consent of Alleghany and Transatlantic;

•	by either the Alleghany or Transatlantic board of directors:

•

if any governmental entity issues a final and nonappealable order permanently enjoining or otherwise prohibiting the completion of the merger, except that no party may terminate the merger agreement if such party’s breach of its obligations proximately contributed to the issuance of such order;

•	if the Alleghany stockholders fail to approve the stock issuance at an Alleghany special meeting;

•	if the Transatlantic stockholders fail to adopt the merger agreement at a Transatlantic special meeting; or

•

if the merger is not consummated by June 30, 2012 (which we refer to as the “end date”), subject to extension by mutual agreement of the parties, provided that no party may terminate the merger agreement if such party’s breach of its obligations proximately contributed to the failure to close by the end date;

•

by the Alleghany board of directors upon a breach of any covenant or agreement on the part of Transatlantic, or if any representation or warranty of Transatlantic fails to be true, in either case such that the conditions to Alleghany’s obligations to complete the merger would not then be satisfied and such failure is not reasonably capable of being cured or Transatlantic is not using its reasonable best efforts to cure such failure;

•

by the Transatlantic board of directors upon a breach of any covenant or agreement on the part of Alleghany, or if any representation or warranty of Alleghany fails to be true, in either case such that the conditions to Transatlantic’s obligations to complete the merger would not then be satisfied and such failure is not reasonably capable of being cured or Alleghany is not using its reasonable best efforts to cure such failure;

•	by the Alleghany board of directors if, prior to obtaining the approval of the Transatlantic stockholders, the Transatlantic board of directors makes an adverse recommendation change; or

•	by the Transatlantic board of directors if, prior to obtaining the approval of the Alleghany stockholders, the Alleghany board of directors makes an adverse recommendation change.

See the section entitled “The Merger Agreement—Termination of the Merger Agreement” for a further discussion of the rights of each of Alleghany and Transatlantic to terminate the merger agreement.

Expenses and Termination Fees; Liability for Breach (See page 144)

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this joint proxy statement/prospectus whereby Alleghany or Transatlantic, as the case may be, may be required to pay a termination fee of $115 million or $35 million and/or the reimbursement of expenses up to a maximum amount of $35 million.

See the section entitled “The Merger Agreement—Expenses and Termination Fees; Liability for Breach” for a further discussion of the circumstances under which such termination fees and/or expense reimbursement will be required to be paid.

Accounting Treatment (See page 153)

Alleghany and Transatlantic each prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (which we refer to as “GAAP”) and any statutory accounting principles prescribed or permitted by the domiciliary state insurance department of the applicable subsidiary (which we refer to as “SAP”). The merger will be accounted for using the acquisition method of accounting. Alleghany will be treated as the acquirer for accounting purposes.

See the section entitled “Accounting Treatment” for a further discussion of the accounting treatment of the transaction.

Appraisal Rights (See page 121)

Depending upon the elections made by holders of shares of Transatlantic common stock with respect to the form of consideration to be received in the merger, Delaware law may entitle the holders of shares of Transatlantic common stock, who comply with the procedures specified in Section 262, to have their shares appraised by the Delaware Court of Chancery. Specifically, holders, if any, of shares of Transatlantic common stock who make a stock election (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger—Stock Election”), but are forced to accept cash consideration in respect of such shares by reason of proration (and not simply cash in lieu of fractional shares) (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger—Proration”), would be entitled to have the “fair value” of such shares appraised by the Delaware Court of Chancery if they otherwise comply with the procedures set forth in Section 262. Under Delaware law, holders of shares of Transatlantic common stock who choose not to make an election with respect to the form of merger consideration to be received for their shares will not be entitled to appraisal rights.

As of the date of the mailing of this joint proxy statement/prospectus, we cannot definitively state whether appraisal rights will be available as a result of the merger because (i) the availability of appraisal rights depends on whether the cash consideration is undersubscribed to the extent that appraisal rights would be available, and (ii) we will not know whether the cash consideration is undersubscribed to the extent that appraisal rights would be available until the election deadline (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger”). In the event that the cash consideration is undersubscribed to the extent that appraisal rights would be available, Transatlantic stockholders who have otherwise complied with the requirements of Section 262 will be advised of the availability of appraisal rights within ten days of the merger in the notice of the effective date of the merger required by Section 262. If the cash consideration is not undersubscribed to the extent that appraisal rights would be available, Alleghany will issue a public announcement and file a Current Report on Form 8-K with the SEC informing Transatlantic stockholders that appraisal rights will not be available in connection with the merger.

Because Transatlantic stockholders may be entitled to appraisal rights under certain circumstances, we urge you to read the summary of appraisal rights contained in this joint proxy statement/prospectus under the section entitled “The Merger—Appraisal Rights” as well as Section 262, which is attached hereto as Annex G. If you wish to preserve the ability to exercise appraisal rights, you must make a written demand for appraisal of your shares as described in the section entitled “The Merger—Appraisal Rights” and in DGCL Section 262.

Litigation Related to the Merger (See page 125)

On November 22, 2011, a putative stockholder class action lawsuit was filed against Transatlantic, Transatlantic’s directors, Alleghany, and Shoreline Merger Sub, LLC in New York State court in connection with the merger agreement: Clark v. Transatlantic Holdings, et al., Index No. 653256/2011 (Supreme Court of the State of New York, County of New York). The lawsuit asserts that the members of the Transatlantic board of directors breached a fiduciary duty in connection with the approval of the merger and that Transatlantic, Alleghany and Shoreline Merger Sub, LLC aided and abetted the alleged breaches of fiduciary duty. Transatlantic, Alleghany and their respective directors believe this lawsuit is without merit and intend to defend it vigorously. In addition, Transatlantic is party to a number of lawsuits relating to (i) the since-terminated Agreement and Plan of Merger, dated as of June 12, 2011, by and among Allied World, GO Sub, LLC and Transatlantic and (ii) the terminated exchange offer and solicitation of written consents commenced by Validus Holdings, Ltd. (which we refer to as “Validus”). For further information regarding the litigation related to the merger, see the section entitled “The Merger—Litigation Related to the Merger.”

Listing of Alleghany Shares; De-listing and Deregistration of Shares of Transatlantic Common Stock (See page 121)

It is a condition to the completion of the merger that the shares of Alleghany common stock to be issued to Transatlantic stockholders pursuant to the merger be authorized for listing on the NYSE at the effective time of the merger, subject to official notice of issuance. Upon completion of the merger, shares of Transatlantic common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

See the sections entitled “The Merger—Listing of Alleghany Shares” and “The Merger—De-listing and Deregistration of Transatlantic Common Stock” for a further discussion of the listing of Alleghany shares and de-listing of Transatlantic common stock in connection with the merger.

The Merger Will Generally Be Tax-Free to Holders of Transatlantic Common Stock That Receive Only Alleghany Common Stock and Taxable to Holders That Receive Cash (See page 150)

Neither Alleghany nor Transatlantic will be required to complete the merger unless it receives a legal opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinion conditions will not be waivable by a party after such party’s stockholders have approved the stock issuance proposal (in the case of Alleghany) or the proposal to adopt the merger agreement (in the case of Transatlantic), unless further approval of the stockholders of Alleghany or Transatlantic, as applicable, is obtained with appropriate disclosure. Accordingly, we expect the transaction to generally be tax-free to holders of Transatlantic common stock for United States federal income tax purposes to the extent that such holders receive only shares of Alleghany common stock pursuant to the merger. Those holders receiving solely cash for their Transatlantic common stock will generally recognize gain or loss equal to the difference between the amount of cash received and their tax basis in their shares of Transatlantic common stock. Those holders receiving both Alleghany common stock and cash for their Transatlantic common stock will generally recognize gain, but not loss, equal to the lesser of (1) the amount of cash received and (2) the excess of the “amount realized” in the transaction (i.e., the fair market value of the Alleghany common stock at the effective time of the merger plus the amount of cash received) over their tax basis in their Transatlantic common stock. In certain circumstances, such gain or, in the case of recipients of cash only, the entire amount of cash received, could be taxable as a dividend rather than capital gain. For a further summary of the United States federal income tax consequences of the merger to holders of Transatlantic common stock, please see “Material U.S. Federal Income Tax Consequences.”

The U.S. federal income tax consequences described above may not apply to all holders of Transatlantic common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

The Meetings

The Alleghany Special Meeting (See page 38)

The Alleghany special meeting will be held at the Harvard Club of New York City, 35 West 44th Street, New York, New York, on February 6, 2012, at 10:00 a.m., New York City time, to consider and vote upon the following matters:

•	the stock issuance proposal; and

•	the Alleghany adjournment proposal.

Completion of the merger is conditioned on, among other things, approval of the stock issuance proposal.

The approval of the stock issuance proposal requires the affirmative vote of holders of a majority of the shares of Alleghany common stock, present in person or represented by proxy, at the Alleghany special meeting and entitled to vote on the proposal, assuming a quorum is present. Approval of the Alleghany adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Alleghany common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present.

Only holders of record of Alleghany common stock at the close of business on January 4, 2012, the Alleghany record date, are entitled to notice of, and to vote at, the Alleghany special meeting or any adjournments or postponements thereof. At the close of business on the Alleghany record date, 8,551,646 shares of Alleghany common stock were issued and outstanding, approximately 7.5% of which were held by Alleghany’s directors and executive officers and their affiliates. We currently expect that Alleghany’s directors and executive officers will vote their shares in favor of each of the proposals to be considered and voted upon at the Alleghany special meeting, although, except as described below, no director or executive officer has entered into any agreement obligating him or her to do so. Certain members of the Kirby family (including Jefferson W. Kirby, the Chairman of the Alleghany board of directors, in his capacity as an Alleghany stockholder) with longstanding ownership interests in Alleghany common stock have entered into voting agreements with Transatlantic. The voting agreements provide, among other things, that these Alleghany stockholders have irrevocably agreed, on the terms and subject to the conditions specified in the voting agreements, to vote all shares of Alleghany common stock owned by such stockholders in favor of the stock issuance proposal, against competing proposals and against any action or agreement that would be expected to materially impair the ability of Alleghany or Merger Sub to complete the merger. A form of voting agreement entered into by these Alleghany stockholders is included as Annex F hereto. As of November 18, 2011, the last trading day before announcement of the merger, these stockholders held an aggregate of approximately 1,594,958 shares of Alleghany common stock (representing approximately 18.65% of the outstanding shares of Alleghany common stock as of November 18, 2011 and as of the Alleghany record date).

Alleghany may postpone or adjourn its special meeting to a date that is no later than 30 days after the date on which the original special meeting was scheduled to be held (i) with the consent of Transatlantic, (ii) in order for a quorum to be present, (iii) to allow reasonable additional time for the filing and mailing of any supplemental disclosure which must be disseminated under applicable law, (iv) to allow reasonable additional time to solicit additional proxies, (v) if required by applicable law, or (vi) if Alleghany intends to make an adverse recommendation change.

The Alleghany board of directors has approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of Alleghany and its stockholders. The Alleghany board of directors recommends that Alleghany stockholders vote “FOR” the stock issuance and “FOR” the Alleghany adjournment proposal. See “The Alleghany Special Meeting” for further discussion of the Alleghany special meeting.

The Transatlantic Special Meeting (See page 45)

The Transatlantic special meeting will be held at The Down Town Association, 60 Pine Street, New York, New York, on February 6, 2012, at 10:00 a.m., New York City time, to consider and vote upon the following matters:

•	the proposal to adopt the merger agreement;

•	the Transatlantic adjournment proposal; and

•	the golden parachute proposal.

Completion of the merger is conditioned on, among other things, adoption of the merger agreement.

You may cast one vote for each share of Transatlantic common stock you own. However, to satisfy the requirements of the New York DFS, on June 8, 2009, Davis Advisors, entered into an agreement with Transatlantic whereby Davis Advisors agreed to vote the number of shares of Transatlantic common stock owned by Davis Advisors in excess of 9.9% of Transatlantic’s outstanding shares in a manner proportionate to the vote of the owners of the shares (excluding Davis Advisors, stockholders beneficially owning more than 10% of Transatlantic’s outstanding shares, and directors and officers of Transatlantic) voting on such matters. On November 21, 2011, Davis Advisors publicly stated its current intention to vote in support of the merger but reserves the right to change its mind. As of November 21, 2011, Davis Advisors was the beneficial holder of approximately 14,278,940 shares of Transatlantic common stock (representing approximately 24.9% of the outstanding shares of Transatlantic common stock as of November 21, 2011 and as of the Transatlantic record date).

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Transatlantic common stock entitled to vote thereon. Approval of the Transatlantic adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Transatlantic common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. Approval of the golden parachute proposal requires the affirmative vote of holders of a majority of the shares of Transatlantic common stock present in person or represented by proxy at the Transatlantic special meeting and entitled to vote thereon, assuming a quorum is present. Neither approval of the Transatlantic adjournment proposal nor the golden parachute proposal is a condition to completion of the merger.

Only holders of record of Transatlantic common stock at the close of business on January 4, 2012, the Transatlantic record date, are entitled to notice of, and to vote at, the Transatlantic special meeting or any adjournments or postponements thereof. At the close of business on the Transatlantic record date, 57,388,084 shares of Transatlantic common stock were issued and outstanding, approximately 0.4% of which were held by Transatlantic’s directors and executive officers and their affiliates. We currently expect that Transatlantic’s directors and executive officers will vote their shares in favor of each of the proposals to be considered and voted upon at the Transatlantic special meeting, although no director or executive officer has entered into any agreement obligating him or her to do so.

Transatlantic may postpone or adjourn its special meeting to a date that is no later than 30 days after the date on which the original special meeting was scheduled to be held (i) with the consent of Alleghany, (ii) in order for a quorum to be present, (iii) to allow reasonable additional time for the filing and mailing of any supplemental disclosure which must be disseminated under applicable law, (iv) to allow reasonable additional time to solicit additional proxies, (v) if required by applicable law, or (vi) if Transatlantic intends to make an adverse recommendation change.

The Transatlantic board of directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Transatlantic and its stockholders. The Transatlantic board of directors unanimously recommends that Transatlantic stockholders vote “FOR” the adoption of the merger agreement, “FOR” the Transatlantic adjournment proposal and “FOR” the golden parachute proposal. See “The Transatlantic Special Meeting” for further discussion of the Transatlantic special meeting.

Comparison of Stockholders’ Rights (See page 168)

Transatlantic stockholders, whose rights are currently governed by the Transatlantic restated certificate of incorporation (which we refer to as the “Transatlantic charter”) and the Transatlantic amended and restated by-laws (which we refer to as the “Transatlantic bylaws”) will, to the extent such holders receive Alleghany common stock in the merger, upon completion of the merger, become stockholders of Alleghany and their rights will be governed by the restated certificate of incorporation of Alleghany (which we refer to as the “Alleghany charter”) and the amended and restated by-laws of Alleghany (which we refer to as the “Alleghany bylaws”). These differences are described in detail under “Comparison of Stockholders’ Rights.”

Dividends (See page 121)

Under the terms of the merger agreement, each of Alleghany and Transatlantic is prohibited from paying dividends on its common stock and from repurchasing shares of its common stock during the pendency of the merger. However, Transatlantic is permitted to pay to its common stockholders of record on November 16, 2011 the $0.22 per share dividend previously declared, which dividend was paid on December 2, 2011.

Comparative Per Share Market Price Information

The following table presents the closing prices of Alleghany common stock and Transatlantic common stock on the NYSE on November 18, 2011, the last trading day before announcement of the merger, and January 4, 2012, the most recent practicable date prior to the date of this joint proxy statement/prospectus. The table also presents the closing sales prices calculated by averaging the closing sales prices for shares of Alleghany common stock on each of the trading days during the period of five trading days ending on such dates. The table also presents the approximately equivalent value of the per share merger consideration of Transatlantic common stock on those dates, calculated by multiplying the average five-day closing price of Alleghany common stock ending on those dates by 0.145 and adding $14.22, representing the approximate value that Transatlantic stockholders will be entitled to receive, in exchange for each share of Transatlantic common stock they hold at the effective time of the merger, assuming no proration.

	Alleghany Common Stock (Close)	Alleghany Common Stock (Five-Day Average Close)	Transatlantic Common Stock (Close)	Equivalent Per Share Value
November 18, 2011	$314.26	$312.37	$54.43	$59.51
January 4, 2012	$285.00	$285.38	$54.82	$55.60

The market prices of shares of Alleghany and Transatlantic common stock fluctuate, and the value of the merger consideration will fluctuate with the market price of the Alleghany common stock and will be determined based on the average five-day Alleghany closing price. As a result, we urge you to obtain current market quotations of Alleghany and Transatlantic common stock.

Summary Consolidated Historical Financial Data of Alleghany

The following table sets forth selected historical consolidated financial data of Alleghany. This data is derived from Alleghany’s Consolidated Financial Statements as of and for the five years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively, and the unaudited quarterly financial statements as of and for the nine months ended September 30, 2011 and 2010, which in the opinion of management include all adjustments necessary for a fair statement of the results for the unaudited interim periods. This selected financial data should be read in conjunction with Alleghany’s Consolidated Financial Statements and related notes included elsewhere in Alleghany’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and Alleghany’s quarterly report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	($ in thousands, except shares, per share amounts and ratios)
Summary Statement of Earnings Data:
Net premiums earned	$555,067	$574,141	$768,134	$845,015	$948,652	$974,321	$877,750
Net investment income	82,174	93,547	125,012	101,949	130,184	146,082	127,935
Net realized capital gains	63,888	87,023	97,374	320,389	151,713	100,425	32,880
Other than temporary impairment losses	(2,756)	(9,233)	(12,356)	(85,916)	(243,881)	(7,659)	(4,668)
Other income	1,454	6,946	7,188	2,955	2,432	15,427	26,435
Loss and loss adjustment expenses	315,418	286,070	377,937	442,104	570,019	449,052	410,335
Commissions, brokerage and other underwriting expenses	198,899	195,331	259,335	273,722	286,573	257,198	215,533
Other operating expenses	21,514	26,861	37,157	45,615	34,861	55,604	47,361
Corporate administration	14,030	20,111	28,854	26,938	35,895	32,987	41,667
Interest expense	13,049	1,131	4,698	633	700	1,476	5,626
Income tax expense	31,337	61,848	78,869	124,381	20,485	144,737	98,863

Earnings from continuing operations	$105,580	$161,072	$198,502	$270,999	$40,567	$287,542	$240,947

Per Share Data(1):
Earnings per share from continuing operations:
Basic	$11.89	$17.67	$21.85	$29.25	$2.65	$30.65	$26.34
Diluted	11.76	17.64	21.85	28.51	2.65	29.07	25.66
Weighted average number of common shares outstanding:
Basic	8,881,601	9,115,498	9,081,535	9,055,920	8,822,449	8,818,589	8,807,864
Diluted	8,884,693	9,126,984	9,081,535	9,518,478	8,822,449	9,902,423	9,408,961
Cash dividends declared per share	$—	$—	$—	$—	$—	$—	$—

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Selected Ratios:
Loss ratio(2)	56.8%	49.8%	49.2%	52.3%	60.1%	46.1%	46.7%
Expense ratio(3)	35.8%	34.0%	33.8%	32.4%	30.2%	26.4%	24.6%
Combined ratio(4)	92.6%	83.8%	83.0%	84.7%	90.3%	72.5%	71.3%

	As of September 30,		As of December 31,
	2011	2010	2010	2009	2008	2007	2006
	($ in thousands)
Summary Balance Sheet Data:
Cash	$90,479	$103,459	$76,741	$32,526	$18,125	$57,646	$41,458
Total investments	4,713,395	4,749,203	4,805,202	4,414,689	4,276,141	4,251,298	3,658,042
Reinsurance recoverables	858,502	919,056	873,295	976,172	1,056,438	1,018,673	1,159,407
Total assets	6,412,324	6,494,789	6,431,699	6,192,770	6,181,828	6,942,112	6,178,740
Loss and loss adjustment expenses	2,328,167	2,388,826	2,328,742	2,520,979	2,578,590	2,379,701	2,228,947
Unearned premiums	577,643	568,508	523,927	573,906	614,067	699,409	793,640
Senior notes	299,007	298,896	298,923	—	—	—	—
Total stockholders’ equity	$2,847,655	$2,813,579	$2,908,868	$2,717,521	$2,646,689	$2,784,327	$2,445,964

(1)	All share and per share data have been adjusted to reflect subsequent stock dividends.
(2)	Loss and loss adjustment expenses divided by net premiums earned, all as determined in accordance with GAAP.
(3)	Commissions, brokerage and other underwriting expenses divided by net premiums earned, all as determined in accordance with GAAP.
(4)	The sum of the loss ratio and expense ratio, all as determined in accordance with GAAP, representing the percentage of each premium dollar an insurance company has to spend on loss and loss adjustment expenses, and commissions, brokerage and other underwriting expenses.

Summary Consolidated Historical Financial Data of Transatlantic

The following table sets forth selected historical consolidated financial data of Transatlantic. This data is derived from Transatlantic’s Consolidated Financial Statements as of and for the five years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively, and the unaudited quarterly financial statements as of and for the nine months ended September 30, 2011 and 2010, which in the opinion of management include all adjustments necessary for a fair statement of the results for the unaudited interim periods. This selected financial data should be read in conjunction with Transatlantic’s Consolidated Financial Statements and related notes included elsewhere in Transatlantic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and Transatlantic’s quarterly report on Form 10-Q for the quarter ended September 30, 2011, each of which is incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Years Ended December 31,
	(in thousands, except per share amounts and ratios)
	2011	2010	2010	2009	2008	2007	2006
Net premiums written	$2,996,144	$2,980,918	$3,881,693	$3,986,101	$4,108,092	$3,952,899	$3,633,440

Net premiums earned	$2,857,515	$2,924,638	$3,858,620	$4,039,082	$4,067,389	$3,902,669	$3,604,094
Net losses and loss adjustment expenses incurred	(2,460,499)	(2,070,923)	(2,681,774)	(2,679,171)	(2,907,227)	(2,638,033)	(2,462,666)
Net commissions	(715,397)	(709,879)	(932,820)	(927,918)	(980,626)	(980,121)	(903,666)
Increase (decrease) in deferred policy acquisition costs	41,443	10,364	2,898	(12,406)	6,956	16,901	13,471
Other underwriting expenses	(122,878)	(133,015)	(177,624)	(158,181)	(131,555)	(115,760)	(102,339)

Underwriting (loss) profit(1)	(399,816)	21,185	69,300	261,406	54,937	185,656	148,894
Net investment income	344,296	352,224	473,547	467,402	440,451	469,772	434,540
Realized net capital gains (losses)(2)	67,871	16,955	30,101	(70,641)	(435,541)	9,389	10,862
(Loss) gain on early extinguishment of debt	(1,179)	(115)	(115)	9,869	10,250	—	—
Interest on senior notes	(50,386)	(51,192)	(68,272)	(43,454)	(43,359)	(43,421)	(43,405)
Other expenses, net	(83,396)	(25,348)	(31,773)	(28,549)	(23,515)	(25,644)	(10,983)

(Loss) income before income taxes	(122,610)	313,709	472,788	596,033	3,223	595,752	539,908
Income (taxes) benefits	80,874	(53,268)	(70,587)	(118,371)	99,031	(108,611)	(111,756)

Net (loss) income	$(41,736)	$260,441	$402,201	$477,662	$102,254	$487,141	$428,152

Per Common Share:
Net (loss) income:
Basic	$(0.67)	$4.04	$6.28	$7.20	$1.54	$7.37	$6.49
Diluted	(0.67)	3.99	6.19	7.15	1.53	7.31	6.46
Cash dividends declared	0.65	0.62	0.83	0.79	0.73	0.62	0.53

Share Data:
Weighted average common shares outstanding:
Basic	62,447	64,520	64,092	66,381	66,270	66,124	65,955
Diluted	62,447	65,284	64,930	66,802	66,722	66,654	66,266

Ratios:(3)
Loss ratio	86.1%	70.8%	69.5%	66.3%	71.5%	67.6%	68.3%

Commission ratio	23.6	23.9	24.1	23.3	23.9	24.7	24.7
Other underwriting expense ratio	4.3	4.6	4.6	3.9	3.2	2.9	2.9

Underwriting expense ratio	27.9	28.5	28.7	27.2	27.1	27.6	27.6

Combined ratio	114.0%	99.3%	98.2%	93.5%	98.6%	95.2%	95.9%

	As of September 30,		As of December 31,
	2011	2010	2010	2009	2008	2007	2006
	($ in thousands, except per share amounts)
Total investments	$13,517,462	$13,128,869	$12,972,739	$12,315,395	$10,229,557	$12,500,540	$11,130,832
Cash and cash equivalents	384,574	223,818	284,491	195,723	288,920	255,432	205,264
Total assets	16,594,820	15,884,026	15,705,354	14,943,659	13,376,938	15,484,327	14,268,464
Unpaid losses and loss adjustment expenses	9,729,925	8,959,011	9,020,610	8,609,105	8,124,482	7,926,261	7,467,949
Unearned premiums	1,396,541	1,247,223	1,212,535	1,187,526	1,220,133	1,226,647	1,144,022
Senior notes	1,005,890	1,030,409	1,030,511	1,033,087	722,243	746,930	746,633
Total stockholders’ equity	4,294,893	4,360,854	4,284,459	4,034,380	3,198,220	3,349,042	2,958,270
Book value per common share(4)	$69.67	$68.96	$68.83	$60.77	$48.19	$50.56	$44.80

(1)	Includes pre-tax net catastrophe (costs) of ($683) million in the first nine months of 2011, ($180) million in the first nine months of 2010, ($202) million in the full year 2010, $6 million in the full year 2009, ($170) million in the full year 2008, ($55) million in the full year 2007 and ($29) million in the full year 2006.
(2)	Includes other-than-temporary impairment write-downs charged to earnings of ($3) million in the first nine months of 2011, ($7) million in the first nine months of 2010, ($8) million in the full year 2010, ($83) million in the full year 2009, ($318) million in the full year 2008, ($27) million in the full year 2007 and ($1) million in the full year 2006.
(3)	The loss ratio represents the absolute value of net losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned. The underwriting expense ratio represents the sum of the commission ratio and the other underwriting expense ratio. The commission ratio represents the absolute value of the sum of net commission and the (decrease) increase in deferred policy acquisition costs expressed as a percentage of net premiums earned. The other underwriting expense ratio represents the absolute value of other underwriting expenses expressed as a percentage of net premiums earned. The combined ratio represents the sum of the loss ratio and the underwriting expense ratio.
(4)	Book value per common share is stockholders’ equity divided by common shares outstanding.

Summary Unaudited Pro Forma Condensed Consolidated

Financial Information of Alleghany and Transatlantic

The following tables present unaudited pro forma condensed consolidated financial information about Alleghany’s consolidated balance sheet and statements of earnings, after giving effect to the merger with Transatlantic. The information under “Pro Forma Condensed Consolidated Statements of Earnings” in the table below gives effect to the merger as if it had been consummated on January 1, 2010, the beginning of the earliest period presented. The information under “Pro Forma Condensed Consolidated Balance Sheet” in the table below assumes the merger had been consummated on September 30, 2011. This unaudited pro forma condensed consolidated financial information was prepared using the acquisition method of accounting, with Alleghany considered the acquirer of Transatlantic for accounting purposes. See “Accounting Treatment.”

In addition, the unaudited pro forma condensed consolidated financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of results that actually would have occurred or that may occur in the future had the merger been completed on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of Alleghany after the merger.

The information presented below should be read in conjunction with the historical consolidated financial statements of Alleghany and Transatlantic including the related notes, filed by each of them with the SEC, and with the pro forma condensed consolidated financial information of Alleghany and Transatlantic, including the related notes, appearing elsewhere in this document. See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2011

(dollars in thousands)

(Unaudited)

Pro Forma (as of September 30, 2011)
Assets
Available for sale securities at fair value:
Equity securities	$1,240,905
Debt securities	15,406,640
Short-term investments	264,679

16,912,224
Other invested assets	452,625

Total investments	17,364,849

Cash	153,309
Premium balances receivable	881,454
Reinsurance recoverables	1,655,781
Ceded unearned premium reserves	256,738
Deferred acquisition costs	72,351
Property and equipment at cost, net of amortization	24,922
Goodwill	48,095
Intangible assets, net of amortization	462,883
Current taxes receivable	158,628
Deferred tax assets	491,230
Other assets	260,393

Total assets	$21,830,633

Liabilities and Common Stockholders’ Equity
Losses and loss adjustment expenses	$12,002,338
Unearned premiums	1,966,430
Reinsurance payable	106,803
Senior Notes	1,401,785
Other liabilities	494,982

Total liabilities	15,972,338

Common stock	17,439
Contributed capital	3,285,094
Accumulated other comprehensive income	71,757
Treasury stock, at cost	(123,404)
Retained earnings	2,607,409

Total stockholders’ equity	5,858,295

$21,830,633

Pro Forma Condensed Consolidated Statements of Earnings

For the Nine Months Ended September 30, 2011 and Year Ended December 31, 2010

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
	(Unaudited)
	(in thousands, except shares outstanding and per share data)
Revenues:
Net premiums earned	$3,412,582	$4,626,754
Net investment income	411,984	574,514
Net realized capital gains	134,899	135,447
Other than temporary impairment	(5,896)	(20,328)
Loss on extinguishment of debt	(1,179)	(115)
Other income	1,454	7,188

Total revenues	3,953,844	5,323,460

Costs and Expenses:
Loss and loss adjustment expenses	2,775,917	3,059,711
Commissions, brokerage & other underwriting expenses	995,731	1,366,881
Salaries, administrative & other operating expenses	102,213	113,360
Corporate administration	14,030	28,854
Interest expense	53,651	60,622

Total costs and expenses	3,941,542	4,629,428

Earnings before income taxes	12,302	694,032
Income taxes (benefits)	(48,066)	133,418

Net earnings	$60,368	$560,614

Net earnings per common share: *
Basic	$3.51	$32.22
Diluted	3.51	32.18
Weighted average common shares outstanding: *
Basic	17,202,000	17,402,060
Diluted	17,212,000	17,419,400

*	Amounts reflect subsequent stock dividends (applicable to Alleghany)

Unaudited Comparative Per Share Data

Presented below are Alleghany’s and Transatlantic’s historical per share data as of or for the nine months ended September 30, 2011 and the year ended December 31, 2010 and unaudited pro forma per share data as of or for the nine months ended September 30, 2011 and the year ended December 31, 2010. This information should be read together with the consolidated financial statements and related notes of Alleghany and Transatlantic that are incorporated by reference in this document and with the unaudited pro forma financial data included under “Unaudited Pro Forma Condensed Consolidated Financial Information.” The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of Alleghany after the merger.

The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma income (loss) per share of Alleghany after the merger is computed by dividing the pro forma income (loss) by the pro forma weighted average number of shares outstanding. The pro forma book value per share of Alleghany after the merger is computed by dividing total pro forma stockholders’ equity (deficit) by the pro forma number of shares of common stock outstanding at the end of the period.

The information listed as equivalent pro forma per share for Transatlantic was obtained by multiplying the pro forma per share amounts listed by Alleghany by 0.1948, which is the fraction of a share of Alleghany common stock that Transatlantic stockholders who only receive stock in the merger would receive for each share of Transatlantic common stock, assuming no proration and assuming the average of the closing prices of Alleghany common stock on the NYSE for the five trading days immediately preceding the date on which the merger is consummated was $285.38, which was the average closing price of Alleghany common stock for the five days ending on January 4, 2012, the most recent practicable date before filing of this joint proxy statement/prospectus. The actual fraction of a share of Alleghany common stock that Transatlantic stockholders who receive stock in the merger will receive may differ depending on the average of the closing stock prices for Alleghany common stock during the five trading days immediately preceding the effective time of the merger.

	Alleghany				Transatlantic
	Historical		Pro Forma	Pro Forma	Historical		Pro Forma Equivalent	Pro Forma Equivalent
	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
Basic earnings per share	$11.89	$21.85	$3.51	$32.22	($0.67)	$6.28	$0.68	$6.28
Diluted earnings per share	$11.76	$21.85	$3.51	$32.18	($0.67)	$6.19	$0.68	$6.27
Cash dividends declared per common share	$—	$—	(1)	(1)	$0.65	$0.83	(1)	(1)
Book value per common share at period end	$327.34	$325.31	$344.20	(2)	$69.67	$68.83	$67.05	(2)

(1)	For the purpose of this pro forma, no dividends are assumed to be paid. The holders of Alleghany common stock will receive cash dividends if and when declared by the Alleghany board of directors out of legally available funds.
(2)	Not Applicable.

RISK FACTORS

In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption of the merger agreement, the Transatlantic adjournment proposal and the golden parachute proposal, in the case of Transatlantic stockholders, or for the stock issuance proposal and the Alleghany adjournment proposal, in the case of Alleghany stockholders. In addition, you should read and consider the risks associated with each of the businesses of Alleghany and Transatlantic because these risks will also affect Alleghany after the merger. These risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2010, and any amendments thereto, for each of Alleghany and Transatlantic, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Risk Factors Relating to the Merger

Because the market price of Alleghany common stock will fluctuate, Transatlantic stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each share of Transatlantic common stock will be converted into the right to receive merger consideration consisting of shares of Alleghany common stock or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by Transatlantic stockholders will be based on the average five-day Alleghany closing price. This average price may vary from the closing price of Alleghany common stock on the date we announced the merger, on the date that this document was mailed to Alleghany stockholders and Transatlantic stockholders and on the date of the special meetings of the Alleghany and Transatlantic stockholders. Any change in the market price of Alleghany common stock prior to completion of the merger will affect the value of the merger consideration that Transatlantic stockholders will receive upon completion of the merger. Accordingly, at the time of the Transatlantic special meeting and prior to the election deadline, Transatlantic stockholders will not necessarily know or be able to calculate the amount of the cash consideration they would receive or the exchange ratio used to determine the number of any shares of Alleghany common stock they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of either company’s stockholders solely because of changes in the market prices of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Alleghany common stock and for shares of Transatlantic common stock.

Transatlantic stockholders may receive a form of consideration different from what they elect.

The aggregate amount of cash to be paid to Transatlantic stockholders is fixed at $816,007,519. As a result, if the cash elections are oversubscribed or undersubscribed, then certain adjustments will be made to the merger consideration to be paid to Transatlantic stockholders to proportionately reduce the cash or stock amounts received by such holders, in the manner described below in the section entitled “The Merger Agreement—Consideration to be Received in the Merger.” To the extent that the number of outstanding shares of Transatlantic common stock increases between the date of the merger agreement and the effective time of the merger, due to the vesting of stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of shares of Alleghany common stock to be issued as consideration in the merger will be increased accordingly, but the aggregate amount of cash to be paid as consideration will not change. Thus, you might receive a portion of your consideration in the form you did not elect and that may have different tax consequences from the form of consideration you elected. In addition, if the aggregate consideration to be paid to any holder of Transatlantic common stock would result in such holder receiving a fractional share of Alleghany common stock, cash shall be paid in lieu of such fractional share.

If you are a Transatlantic stockholder and you tender your shares of Transatlantic common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

If you are a registered Transatlantic stockholder and want to make a valid cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed form of election to the exchange agent. Since the actual election deadline is not currently known, Alleghany and Transatlantic will issue a press release announcing the date of the election deadline at least five business days before that deadline. For further details on the determination of the election deadline, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration—Election Form.” The election deadline may be significantly in advance of the closing of the merger. You will not be able to sell any shares of Transatlantic common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Transatlantic common stock for any reason until you receive cash and/or common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of Transatlantic or Alleghany common stock may decrease, and you might otherwise want to sell your shares of Transatlantic common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The merger is subject to a number of conditions, including certain governmental and regulatory conditions that may not be satisfied, or may not be completed on a timely basis, or at all. Failure to complete the transactions could have material and adverse effects on Alleghany and Transatlantic.

Completion of the merger is conditioned upon, among other matters, the receipt of certain governmental authorizations, consents, orders or other approvals, including the approval of the New York DFS and such other consents and approvals, the failure of which to be received or made would reasonably be expected to be materially adverse to Alleghany and its subsidiaries, taken as a whole, or Transatlantic and its subsidiaries, taken as a whole (after giving effect to the merger). In deciding whether to grant antitrust, insurance or other regulatory clearances, the relevant governmental entities will consider the effect of the merger within their relevant jurisdictions. The governmental agencies from which Alleghany and Transatlantic will seek the approvals have broad discretion in administering the governing regulations. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of Alleghany’s business after the merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the merger or imposing additional material costs on, or materially limiting the revenues of, Alleghany following the merger. In addition, neither Alleghany nor Transatlantic can provide assurances that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Clearances Required for the Merger.”

If the merger is not completed on a timely basis, or at all, Alleghany’s and Transatlantic’s respective ongoing businesses may be adversely affected. Additionally, in the event the merger is not completed, Alleghany and Transatlantic will be subject to a number of risks without realizing any of the benefits of having completed the merger, including (i) the payment of certain fees and costs relating to the merger, such as legal, accounting, financial advisor and printing fees, (ii) the potential decline in the market price of Alleghany’s and Transatlantic’s shares of common stock, (iii) the risk that the parties may not find a party willing to enter into a merger agreement on terms equivalent to or more attractive than the terms set forth in the merger agreement and (iv) the loss of time and resources.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees which could adversely affect the future business, operations and financial results of Alleghany following the merger.

Whether or not the merger is completed, the announcement and pendency of the merger could disrupt the businesses of Alleghany and Transatlantic. Alleghany and Transatlantic are dependent on the experience and industry knowledge of their senior management and other key employees to execute their business plans. Alleghany’s success after the merger will depend in part upon the ability of Alleghany and Transatlantic to retain key management personnel and other key employees. Current and prospective employees of Alleghany and Transatlantic may experience uncertainty about their roles within Alleghany following the merger, which may have an adverse effect on the ability of each of Alleghany and Transatlantic to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Alleghany will be able to attract or retain key management personnel and other key employees of Alleghany and Transatlantic to the same extent that such companies have previously been able to attract or retain employees. In addition, Alleghany following the merger might not be able to locate suitable replacements for any such key employees who leave Alleghany or offer employment to potential replacements on reasonable terms.

Several lawsuits have been filed against Transatlantic and/or Alleghany challenging the merger, and an adverse ruling may prevent the merger from being completed.

Alleghany and/or Transatlantic, as well as the members of the Transatlantic board of directors, have been named as defendants in several lawsuits brought by purported stockholders of Transatlantic challenging the Transatlantic board of directors’ actions in connection with the merger agreement and seeking, among other things, injunctive relief to enjoin the defendants from completing the merger on the agreed-upon terms. See “The Merger—Litigation Related to the Merger” for more information about the lawsuits that have been filed related to the merger. Transatlantic, as well as the members of the Transatlantic board of directors, have also been named as defendants in several lawsuits brought by Validus and purported stockholders of Transatlantic challenging the Transatlantic board of directors’ actions in connection with the since-terminated Agreement and Plan of Merger, dated as of June 12, 2011, by and among Allied World, GO Sub, LLC and Transatlantic.

One of the conditions to the closing of the merger is that no order, injunction, decree or other legal restraint or prohibition shall be in effect that prevents completion of the merger. Consequently, if a settlement or other resolution is not reached in the lawsuits referenced above and the plaintiffs secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Alleghany and Transatlantic’s ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected timeframe or at all.

The merger agreement contains provisions that could discourage a potential competing acquiror of either Alleghany or Transatlantic.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict each of Alleghany’s and Transatlantic’s ability to solicit, initiate, or knowingly encourage and facilitate competing third-party proposals for the acquisition of its company’s shares or assets. Further, even if the Alleghany board of directors or the Transatlantic board of directors, respectively, withdraws or qualifies its recommendation with respect to the merger, Alleghany or Transatlantic, as the case may be, will still be required to submit each of their merger-related proposals to a vote at their stockholder meeting. In addition, the other party generally has an opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals before the board of directors of the company that has received a third-party proposal may withdraw or qualify its recommendation with respect to the merger. In some circumstances, upon termination of the merger agreement, one of the parties will be required to pay a termination fee of $115 million or $35 million to the other party, and/or an expense reimbursement up to a maximum of $35 million. See “The Merger Agreement—No Solicitation of Alternative Proposals,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees; Liability for Breach.”

These provisions could discourage a potential third-party acquiror that might have an interest in acquiring all or a significant portion of Alleghany or Transatlantic from considering or proposing that acquisition, at a higher per share cash or market value than the market value proposed to be received or realized in the merger or might result in a potential third-party acquiror proposing to pay a lower price to the stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee and/or expense reimbursement that may become payable in certain circumstances.

The fairness opinions delivered by UBS, Morgan Stanley, Goldman Sachs and Moelis will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Neither the Alleghany board of directors nor the Transatlantic board of directors has obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from UBS or Morgan Stanley, Alleghany’s financial advisors, or Goldman Sachs or Moelis, Transatlantic’s financial advisors.

Changes in the operations and prospects of Alleghany or Transatlantic, general market and economic conditions and other factors that may be beyond their control, and on which the fairness opinions were based, may alter the value of Alleghany or Transatlantic or the prices of shares of Alleghany common stock or Transatlantic common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such opinions. Because neither company anticipates asking its financial advisor to update its opinion, these opinions only address the fairness of the merger consideration, from a financial point of view, at the time the merger agreement was executed. The opinions are included as Annexes B, C, D and E to this joint proxy statement/prospectus. For a description of the opinions and a summary of the material financial analyses performed in connection with rendering such opinions, please refer to “The Merger—Opinions of Alleghany’s Financial Advisors—Opinion of UBS Securities LLC,” “The Merger—Opinions of Alleghany’s Financial Advisors—Opinion of Morgan Stanley & Co.,” “The Merger—Opinion of Transatlantic’s Financial Advisor—Goldman, Sachs & Co.,” and “The Merger—Opinion of Transatlantic’s Financial Advisor—Moelis & Company LLC.”

Transatlantic’s counterparties may acquire certain rights upon the merger, which could negatively affect Alleghany following the merger.

Transatlantic is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of a “change in control” of Transatlantic or its subsidiaries. The definition of “change in control” varies from contract to contract, ranging from a narrow to a broad definition, and in some cases, the “change in control” provisions may be implicated by the merger. If a change in control occurs, a ceding company may be permitted to cancel contracts on a cut-off or run-off basis, and Transatlantic may be required to provide collateral to secure premium and reserve balances or may be required to cancel and commute a contract, subject to an agreement between the parties that may be settled in arbitration. If a contract is cancelled on a cut-off basis, Transatlantic may be required to return unearned premiums, net of commissions. In addition, contracts may provide a ceding company with multiple options, such as collateralization or commutation, that would be triggered by a change in control. Collateral requirements may take the form of trust agreements or be funded by securities held or letters of credit. Upon commutation, the amount to be paid to settle the liability for gross loss reserves would typically consider a discount to the financial statement loss reserve value, reflecting the time value of money resident in the ultimate settlement of such loss reserves. In certain instances, contracts contain dual triggers, such as a change in control and a ratings downgrade, both of which must be satisfied for the contractual right to be exercisable.

Whether a ceding company would have cancellation rights in connection with the merger depends upon the language of its agreement with Transatlantic. Whether a ceding company exercises any cancellation rights it has would depend on, among other factors, such ceding company’s views with respect to the financial strength and business reputation of Alleghany following the merger, the extent to which such ceding company currently has reinsurance coverage with Alleghany’s affiliates, the prevailing market conditions, the pricing and availability of replacement reinsurance coverage and Alleghany’s ratings following the merger. Transatlantic cannot presently predict the effects, if any, if the merger is deemed to constitute a change in control under certain of its contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, or the effect on Alleghany’s financial condition, results of operations, or cash flows following the merger, but such effect could be material.

Risk Factors Relating to Alleghany Following the Merger

Although Alleghany and Transatlantic expect to realize certain benefits as a result of the merger, there is the possibility that Alleghany following the merger may be unable to integrate successfully the businesses of Alleghany and Transatlantic in order to realize the anticipated benefits of the merger or do so within the intended timeframe.

The merger involves Transatlantic being operated as a wholly owned subsidiary of Alleghany. Alleghany will be required to devote significant management attention and resources to integrating the business practices and operations of Transatlantic with Alleghany. Due to legal restrictions, Alleghany and Transatlantic have been able to conduct limited planning regarding the integration of Transatlantic into Alleghany after completion of the merger and have not yet determined the exact nature of how the businesses and operations of Transatlantic will be run following the merger. Potential difficulties Alleghany may encounter as part of the integration process include the following:

•	the consequences of a change in tax treatment, including the costs of integration and compliance and the possibility that the full benefits anticipated to result from the merger will not be realized;

•	any delay in the integration of management teams, strategies, operations, products and services;

•	diversion of the attention of each company’s management as a result of the merger;

•	differences in business backgrounds, corporate cultures and management philosophies that may delay successful integration;

•	the ability to retain key employees;

•	the ability to create and enforce uniform standards, controls, procedures, policies and information systems;

•

complexities associated with managing Transatlantic as a subsidiary of Alleghany, including the challenge of integrating complex systems, technology, networks and other assets of Transatlantic into those of Alleghany in a seamless manner that minimizes any adverse impact on customers, suppliers, brokers, employees and other constituencies;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger, including one-time cash costs to integrate Transatlantic beyond current estimates; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies,

any of which could adversely affect each company’s ability to maintain relationships with customers, suppliers, brokers, employees and other constituencies or Alleghany’s and Transatlantic’s ability to achieve the anticipated benefits of the merger or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Alleghany after the merger.

Current Alleghany stockholders and Transatlantic stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Current Alleghany stockholders have the right to vote in the election of the Alleghany board of directors and on other matters affecting Alleghany. Current Transatlantic stockholders have the right to vote in the election of the Transatlantic board of directors and on other matters affecting Transatlantic. Immediately after the merger is completed, it is expected that, on a fully diluted basis, current Alleghany stockholders will own approximately 51%, and current Transatlantic stockholders will own approximately 49%, of the outstanding shares of Alleghany common stock. As a result of the merger, current Alleghany stockholders and current Transatlantic stockholders will have less influence on the management and policies of Alleghany post-merger than they now have on the management and policies of Alleghany and Transatlantic, respectively.

The results of Alleghany after the merger may suffer if Alleghany does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of Alleghany will increase significantly beyond the current size of either Alleghany’s or Transatlantic’s existing business. Alleghany’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new global operations and associated increased costs and complexity. There can be no assurances that Alleghany will be successful after completion of the merger or that it will realize the expected benefits currently anticipated from the merger.

The financial analyses and forecasts considered by Alleghany and Transatlantic and their respective financial advisors may not be realized, which may adversely affect the market price of Alleghany common stock following the merger.

In performing their financial analyses and rendering their opinions regarding the fairness, from a financial point of view, of the merger consideration set forth in the merger agreement, each of the respective financial advisors to Alleghany and Transatlantic independently reviewed and relied on, among other things, internal standalone and pro forma financial analyses and forecasts as separately provided to each respective financial advisor by Alleghany or Transatlantic. See the sections entitled “The Merger—Certain Alleghany Prospective Financial Information” and “The Merger—Certain Transatlantic Prospective Financial Information.” The financial advisors assumed, at the direction of the board of directors of Transatlantic (in the case of Goldman Sachs and Moelis) and of Alleghany (in the case of UBS and Morgan Stanley), that such financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Transatlantic and Alleghany as to the future performance of their respective companies and that such future financial results will be achieved at the times and in the amounts projected by management of Transatlantic and Alleghany. These analyses and forecasts were prepared by, or as directed by, the managements of Alleghany and Transatlantic and were also considered by the Alleghany board of directors and the Transatlantic board of directors. None of these analyses or forecasts was prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP, SAP, international financial reporting standards (which we refer to as “IFRS”) or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Alleghany and Transatlantic. Accordingly, there can be no assurance that Alleghany’s or Transatlantic’s financial condition or results of operations will be consistent with those set forth in such analyses and forecasts. Significantly worse financial results could have a material adverse effect on the market price of Alleghany common stock following the merger.

Alleghany is expected to incur substantial expenses related to the merger.

Alleghany is expected to incur substantial expenses in connection with the merger. While Alleghany and Transatlantic have assumed that a certain level of expenses would be incurred, there are many factors beyond the control of either Alleghany or Transatlantic that could affect the total amount or the timing of the expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately.

There can be no assurance that the merger will not result in a ratings downgrade of Alleghany’s or Transatlantic’s insurance or reinsurance operating companies, which may result in an adverse effect on the business, financial condition and operating results of Alleghany following the merger.

Ratings with respect to claims paying ability and financial strength are important factors in establishing the competitive position of insurance and reinsurance companies and will also impact the cost and availability of capital to an insurance and reinsurance holding company. The combined operations of Alleghany and Transatlantic will compete with other insurance and reinsurance companies, financial intermediaries and financial institutions on the basis of a number of factors, including the ratings assigned by internationally recognized rating organizations. Ratings will represent an important consideration in maintaining customer confidence in Alleghany following the merger and in its ability to market insurance and reinsurance products. Rating organizations regularly analyze the financial performance and condition of insurers. Any ratings downgrade, or the potential for a ratings downgrade, of Alleghany or Transatlantic following the merger or any of their insurance or reinsurance subsidiaries could adversely affect their ability to market and distribute products and services, which could have an adverse effect on Alleghany’s or Transatlantic’s, as applicable, business, financial condition and operating results. There is a risk that Alleghany and/or Transatlantic is subject to being downgraded, and there can be no assurance that the ratings of Alleghany’s insurance and reinsurance operating companies will not be downgraded, following the merger.

Ratings are not in any way a measure of protection afforded to investors and should not be relied upon in making an investment or voting decision. Although no assurances can be given, we currently expect that the current ratings of Alleghany, Transatlantic and Alleghany’s insurance and reinsurance operating companies, as the case may be, will be maintained.

Some of the executive officers and directors of Alleghany and Transatlantic have interests in seeing the merger completed that are different from, or in addition to, those of the other Alleghany and Transatlantic stockholders. Therefore, some of the executive officers and directors of Alleghany may have a conflict of interest in recommending the proposals being voted on at the Alleghany special meeting and some of the executive officers and directors of Transatlantic may have a conflict of interest in recommending the proposals being voted on at the Transatlantic special meeting.

Certain of the executive officers of Alleghany and Transatlantic may have arrangements that provide them with interests in the merger that are different from, or in addition to, those of stockholders of Alleghany and Transatlantic generally. These interests include, among others, continued service as an executive officer of Alleghany following the merger, and payments and equity grants, in connection with the merger. These interests may influence the executive officers of Alleghany to support or approve the proposals to be presented at the Alleghany special meeting and/or the executive officers of Transatlantic to support or approve the proposals to be presented at the Transatlantic special meeting.

In addition, certain directors of Transatlantic may have interests in the merger that are different from, or in addition to, those of stockholders of Transatlantic generally, including the accelerated vesting of certain equity awards and service as a director of Alleghany following the merger. These interests may influence the directors of Transatlantic to support or approve the proposals to be presented at the Transatlantic special meeting.

See “The Merger—Interests of Alleghany’s Directors and Executive Officers in the Merger” and “The Merger—Interests of Transatlantic’s Directors and Executive Officers in the Merger” for a more detailed description of these interests.

The shares of Alleghany common stock to be received by Transatlantic stockholders as a result of the merger will have different rights from the shares of Transatlantic common stock.

Upon completion of the merger, Transatlantic stockholders will become stockholders of Alleghany, and their rights as stockholders will be governed by the Alleghany charter and the Alleghany bylaws. The rights associated with Transatlantic common stock are different from the rights associated with shares of Alleghany common stock. See “Comparison of Stockholders’ Rights.”

The occurrence of severe catastrophic events may cause Alleghany’s financial results after completion of the merger to be volatile and may affect the financial results of Alleghany after completion of the merger differently than such an event would have affected the financial results of either Alleghany or Transatlantic on a standalone basis.

Because Alleghany expects that it will, after completion of the merger, among other things, underwrite property catastrophe insurance and reinsurance and have large aggregate exposures to natural and man-made disasters, management expects that Alleghany’s loss experience generally will include infrequent events of great severity. Consequently, the occurrence of losses from catastrophic events is likely to cause substantial volatility in Alleghany’s financial results after completion of the merger. In addition, because catastrophes are an inherent risk of Alleghany’s business after completion of the merger, a major event or series of events can be expected to occur from time to time and to have a material adverse effect on Alleghany’s financial condition and results of operations, possibly to the extent of eliminating Alleghany’s stockholders’ equity. Upon completion of the transactions, Alleghany’s exposure to natural and man-made disasters will be different from the exposure of either Alleghany or Transatlantic prior to the completion of the transaction. Accordingly, the transactions may exacerbate the exposure described above.

Other Risk Factors of Alleghany and Transatlantic

Alleghany’s and Transatlantic’s businesses are and will be subject to the risks described above. In addition, Alleghany and Transatlantic are, and will continue to be, subject to the risks described in Alleghany’s and Transatlantic’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2010, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this joint proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Alleghany’s and Transatlantic’s current beliefs, expectations or intentions regarding future events. These statements include forward-looking statements both with respect to Alleghany and Transatlantic and the insurance and reinsurance industry. Statements that are not historical facts, including statements that use terms such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “seeks” and “will” and that relate to our plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this joint proxy statement/prospectus should not be considered as a representation by us or any other person that our objectives or plans will be achieved. These forward-looking statements include, without limitation, Alleghany’s and Transatlantic’s expectations with respect to the benefits, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of Alleghany following the merger; Alleghany’s plans, objectives, expectations and intentions with respect to future operations and services following the merger; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Alleghany and Transatlantic and are difficult to predict. These risks and uncertainties also include those set forth under “Risk Factors,” as well as, among others, risks and uncertainties relating to: (1) any event, change or other circumstance that could give rise to the termination of the merger agreement; (2) the inability to obtain Transatlantic’s or Alleghany’s stockholder approval or the failure to satisfy other conditions to completion of the merger, including receipt of regulatory approvals; (3) risks that the proposed transaction disrupts each company’s current plans and operations; (4) the ability to retain key personnel; (5) the ability to recognize the benefits of the merger; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) pricing and policy term trends; (8) increased competition; (9) the impact of acts of terrorism and acts of war; (10) greater frequency or severity of unpredictable catastrophic events; (11) negative rating agency actions; (12) the adequacy of each party’s loss reserves; (13) changes in regulations or tax laws; (14) changes in the availability, cost or quality of reinsurance or retrocessional coverage; (15) adverse general economic conditions; and (16) judicial, legislative, political and other governmental developments, as well as management’s response to these factors, and other factors identified in each company’s filings with the SEC. Alleghany and Transatlantic caution that the foregoing list of factors is not exclusive.

Additional information concerning these and other risk factors is contained in Alleghany’s and Transatlantic’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Alleghany, Transatlantic, the proposed transaction or other matters attributable to Alleghany or Transatlantic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. You are cautioned not to place undue reliance on these forward-looking statements, which speak only to the date they are made. Alleghany and Transatlantic are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.

THE COMPANIES

Alleghany Corporation

Alleghany is a Delaware corporation engaged in the property and casualty and surety insurance business through its wholly owned subsidiary AIHL. AIHL’s insurance business is conducted through its wholly owned subsidiaries RSUI, CATA, and PCC. AIHL Re, a captive reinsurance subsidiary of AIHL, has in the past provided reinsurance to Alleghany operating units and affiliates. Alleghany’s equity investments, including those held by AIHL’s insurance operating units, are managed primarily by Alleghany Capital Partners LLC, an indirect, wholly owned subsidiary of Alleghany. Alleghany also owns and manages properties in the Sacramento, California region through its subsidiary Alleghany Properties. In addition, Alleghany owns approximately 33 percent of the outstanding shares of common stock of Homesite, a national, full-service, mono-line provider of homeowners insurance, and approximately 38 percent of ORX, a regional oil and gas exploration and production company. Alleghany also makes strategic investments in operating companies and conducts other activities.

Shares of Alleghany common stock are traded on the NYSE under the symbol “Y”. Following the merger, shares of Alleghany common stock will continue to be traded on the NYSE under the symbol “Y”.

The principal executive offices of Alleghany are located at 7 Times Square Tower, New York, NY 10036 and its telephone number is (212) 752-1356. Additional information about Alleghany and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Transatlantic Holdings, Inc.

Transatlantic is a holding company incorporated in the State of Delaware. Transatlantic, through its wholly owned subsidiaries, TRC, TRZ, acquired by TRC in 1996, and Putnam (contributed by Transatlantic to TRC in 1995), offers reinsurance capacity for a full range of property and casualty products, directly and through brokers, to insurance and reinsurance companies, in both the domestic and international markets on both a treaty and facultative basis. One or both of TRC and Putnam is licensed, accredited, authorized or can serve as a reinsurer in 50 states and the District of Columbia in the United States and in Puerto Rico and Guam. Through its international locations, Transatlantic has operations worldwide, including Bermuda, Canada, seven locations in Europe, three locations in Central and South America, two locations in Asia (excluding Japan), and one location in each of Japan, Australia and Africa. TRC is licensed in Bermuda, Canada, Japan, the United Kingdom, the Dominican Republic, the Hong Kong Special Administrative Region, the People’s Republic of China and Australia. Transatlantic was originally formed in 1986 under the name PREINCO Holdings, Inc. As a holding company for Putnam, Transatlantic’s name was changed to Transatlantic Holdings, Inc. on April 18, 1990 following the acquisition on April 17, 1990 of all of the common stock of TRC in exchange for shares of common stock of Transatlantic.

Transatlantic’s common stock is traded on the NYSE under the symbol “TRH”. Upon completion of the merger, shares of Transatlantic common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

The principal executive offices of Transatlantic are located at 80 Pine Street, New York, NY 10005 and its telephone number is (212) 365-2200. Additional information about Transatlantic and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Shoreline Merger Sub, Inc.

Shoreline Merger Sub, Inc., or Merger Sub, is a wholly owned subsidiary of Alleghany and a Delaware corporation. Merger Sub was originally formed on November 10, 2011 as a Delaware limited liability company called Shoreline Merger Sub, LLC for the sole purpose of effecting the merger. At the request of Transatlantic, Alleghany has converted Shoreline Merger Sub, LLC into a Delaware corporation which has been assigned the rights and assumed the obligations of “Merger Sub” under the merger agreement, and as such all references to “Merger Sub” in the merger agreement and in this joint proxy statement/prospectus shall be deemed to refer to such corporation. In the merger, Transatlantic will be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Alleghany. Upon completion of the merger, Alleghany intends to operate Transatlantic as an independent standalone subsidiary of Alleghany, which will be renamed “Transatlantic Holdings, Inc.”

The principal executive offices of Merger Sub are located at 7 Times Square Tower, New York, NY 10036 and its telephone number is (212) 752-1356.

THE ALLEGHANY SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the stockholders of Alleghany as part of a solicitation of proxies by the Alleghany board of directors for use at the Alleghany special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus and the documents incorporated herein by reference provide stockholders of Alleghany with the information they need to know to be able to vote or instruct their vote to be cast at the Alleghany special meeting.

Date, Time and Place

The Alleghany special meeting will be held at the Harvard Club of New York City, 35 West 44th Street, New York, New York, on February 6, 2012, at 10:00 a.m.

Purpose of the Alleghany Special Meeting

At the Alleghany special meeting, Alleghany stockholders will be asked to consider and vote on:

•	the stock issuance proposal; and

•	the Alleghany adjournment proposal.

Completion of the merger is conditioned on, among other things, approval of the stock issuance proposal.

Recommendation of the Board of Directors of Alleghany

The Alleghany board of directors has approved the merger agreement and has determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of Alleghany and its stockholders.

The Alleghany board of directors recommends that the Alleghany stockholders vote “FOR” the stock issuance proposal and “FOR” the Alleghany adjournment proposal.

Alleghany Record Date; Stockholders Entitled to Vote

Only holders of record of Alleghany common stock at the close of business on January 4, 2012, the Alleghany record date, are entitled to notice of, and to vote at, the Alleghany special meeting or any adjournments or postponements thereof. At the close of business on the Alleghany record date, 8,551,646 shares of Alleghany common stock were issued and outstanding, approximately 7.5% of which were held by Alleghany’s directors and executive officers and their affiliates. A list of stockholders of Alleghany will be available for review for any purpose germane to the Alleghany special meeting at Alleghany’s headquarters, at 7 Times Square Tower, New York, NY 10036 during regular business hours for a period of 10 days before the Alleghany special meeting. The list will also be available at the Alleghany special meeting during the whole time thereof for examination by any stockholder of record present at the Alleghany special meeting.

Voting by Alleghany’s Directors and Executive Officers

At the close of business on the Alleghany record date, directors and executive officers of Alleghany and their affiliates were entitled to vote 643,386 shares of Alleghany common stock, or approximately 7.5% of the shares of Alleghany common stock outstanding on that date. We currently expect that Alleghany’s directors and executive officers will vote their shares in favor of each of the proposals to be considered and voted upon at the Alleghany special meeting, although, except as described below, no director or executive officer has entered into any agreement obligating him or her to do so. Certain members of the Kirby family (including Jefferson W. Kirby, the Chairman of the Alleghany board of directors, in his capacity as an Alleghany stockholder) with longstanding ownership interests in Alleghany common stock have entered into voting agreements with Transatlantic. The voting agreements provide, among other things, that these Alleghany stockholders have irrevocably agreed, on the terms and subject to the conditions specified in the voting agreements, to vote all shares of Alleghany common stock owned by such stockholders in favor of the stock issuance, against competing proposals and against any action or agreement that would be expected to materially impair the ability of Alleghany or Merger Sub to complete the merger. A form of voting agreement entered into by these Alleghany stockholders is included as Annex F hereto. As of November 18, 2011, the last trading day before announcement of the merger, these stockholders held an aggregate of approximately 1,594,958 shares of Alleghany common stock (representing approximately 18.65% of the outstanding shares of Alleghany common stock as of November 18, 2011 and as of the Alleghany record date).

Quorum

In order to transact business at the Alleghany special meeting, a quorum is required. Stockholders who hold a majority of the Alleghany common stock outstanding on the record date and who are entitled to vote must be present in person or represented by proxy to constitute a quorum at the Alleghany special meeting. The Alleghany stockholders, by a majority vote at the meeting by the holders of Alleghany common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present, may adjourn the meeting to another time or place without further notice unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

Failures to vote will not be included in the calculation of the number of shares of Alleghany common stock represented at the Alleghany special meeting for purposes of determining whether a quorum has been achieved. Abstentions will be included in the calculation of the number of shares of Alleghany common stock represented at the Alleghany special meeting for purposes of determining whether a quorum has been achieved. Under NYSE rules, if brokers do not have discretion to vote on any of the proposals at a stockholders’ meeting, broker non-votes will not count toward the calculation of a quorum. As each of the proposals to be voted on at the special meeting are considered “non-routine” under NYSE rules, brokers do not have discretion to vote on such proposals and, as such, broker non-votes will not be included in the calculation of the number of shares represented at the Alleghany special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

The approval of the stock issuance requires the affirmative vote of holders of a majority of the shares of Alleghany common stock, present in person or represented by proxy, at the Alleghany special meeting and entitled to vote on the proposal, assuming a quorum is present. Approval of the Alleghany adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Alleghany common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. Approval of the Alleghany adjournment proposal is not a condition to completion of the merger.

If you are an Alleghany stockholder and you fail to vote, it will have no effect on the stock issuance proposal, assuming a quorum is present, or Alleghany adjournment proposal. If you abstain from voting, your shares will be counted as represented at the meeting, and it will have the same effect as a vote “AGAINST” the stock issuance proposal and “AGAINST” the Alleghany adjournment proposal.

If you are an Alleghany stockholder and you do not instruct your broker, bank or nominee on how to vote your shares, your broker may not vote your shares at the Alleghany special meeting. This will have no effect on the stock issuance proposal, assuming a quorum is present, or on the Alleghany adjournment proposal.

Failures to Vote, Broker Non-Votes and Abstentions

Under the rules of the NYSE, banks, brokerage firms or other nominees holding shares of record may vote those shares in their discretion on certain routine proposals when they do not receive timely voting instructions from the beneficial holders. A “broker non-vote” occurs under these NYSE rules when a bank, brokerage firm or other nominee holding shares of record is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and no instruction is given.

In accordance with these NYSE rules, banks, brokers and other nominees who hold shares of Alleghany common stock in “street name” for their customers, but do not have discretionary authority to vote the shares, may not exercise their voting discretion with respect to the approval of the stock issuance proposal or the Alleghany adjournment proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the stock issuance proposal or the Alleghany adjournment proposal. For shares of Alleghany common stock held in “street name,” only shares of Transatlantic common stock affirmatively voted “FOR” the stock issuance proposal and the Alleghany adjournment proposal will be counted as affirmative votes therefor.

Abstentions will have the same effect as a vote “AGAINST” the stock issuance and “AGAINST” the Alleghany adjournment proposal. Failures to vote and broker non-votes, if any, will have no effect on the approval of the stock issuance proposal, assuming a quorum is present, or on the Alleghany adjournment proposal.

Voting at the Alleghany Special Meeting

Whether or not you plan to attend the Alleghany special meeting, please submit a proxy for your shares. If you are a registered or “record” holder, you may vote in person at the Alleghany special meeting or by proxy. If your shares are held in “street name,” which means your shares are held of record in an account with a bank, brokerage firm or other nominee, you must follow the instructions from your bank, brokerage firm or other nominee in order to vote.

Voting in Person

If you plan to attend the Alleghany special meeting and wish to vote in person, you will be given a ballot at the Alleghany special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the Alleghany special meeting, you must bring to the Alleghany special meeting a proxy executed in your favor from the record holder (your bank, brokerage firm or other nominee) of the shares authorizing you to vote at the Alleghany special meeting.

In addition, if you are a registered or “record” Alleghany stockholder, please be prepared to provide proper identification, such as a driver’s license, in order to be admitted to the Alleghany special meeting. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your bank, brokerage firm or other nominee, along with proper identification.

Voting by Proxy

If you are a holder of record, a proxy card is enclosed for your use. Alleghany requests that you submit a proxy by:

•

logging onto www.envisionreports.com/YAL and following the instructions on your proxy card to submit a proxy via the internet anytime up to 12:00 a.m., New York City time, on February 6, 2012 and following the instructions provided on that site;

•

dialing 1-800-652-VOTE (8683) and listening for further directions to submit a proxy by telephone anytime up to 12:00 a.m., New York City time, on February 6, 2012 and following the instructions provided in the recorded message; or

•

signing and returning the accompanying proxy card in the enclosed postage-paid envelope. Alleghany stockholders of record may submit their proxies through the mail by completing their proxy card, and signing, dating and returning it in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed and dated.

You should submit your proxy in advance of the Alleghany special meeting even if you plan to attend the Alleghany special meeting. You can always change your vote at the Alleghany special meeting.

If you hold your shares of Alleghany common stock in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, brokerage firm or other nominee. Please note that you may not vote shares of Alleghany common stock held in street name by returning a proxy card directly to Alleghany or by voting in person at the Alleghany special meeting unless you have a “legal proxy,” which you must obtain from your bank, brokerage firm or other nominee. Further, brokers who hold shares of Alleghany common stock on behalf of their customers may not give a proxy to Alleghany to vote those shares without specific instructions from their customers.

If you are an Alleghany stockholder and you do not instruct your bank, brokerage firm or other nominee on how to vote your shares your bank, brokerage firm broker or other nominee, as applicable, may not vote your shares on any of the proposals to be considered and voted upon at the Alleghany special meeting as all such matters are deemed “non-routine” matters pursuant to applicable NYSE rules.

If a proxy is returned without an indication as to how the shares of Alleghany common stock represented are to be voted with regard to a particular proposal, the shares of Alleghany common stock represented by the proxy will be voted in accordance with the recommendation of the Alleghany board of directors and, therefore, “FOR” the stock issuance proposal and “FOR” the Alleghany adjournment proposal. As of the date hereof, management has no knowledge of any business that will be presented for consideration at the Alleghany special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Alleghany’s notice of special meeting. If any other matter is properly presented at the Alleghany special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the Alleghany special meeting in person.

How Proxies Are Counted

All shares of Alleghany common stock represented by properly executed proxies received in time for the Alleghany special meeting will be voted at the meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the stock issuance proposal and “FOR” the Alleghany adjournment proposal.

Only shares of Alleghany common stock affirmatively voted for the applicable proposal, and properly executed proxies that do not contain voting instructions, will be counted as favorable votes for approval of the stock issuance and the Alleghany adjournment proposal. Abstentions will have the same effect as a vote “AGAINST” the stock issuance proposal and “AGAINST” the Alleghany adjournment proposal. Failures to vote and broker non-votes, if any, will have no effect on the approval of the stock issuance proposal, assuming a quorum is present, or the Alleghany adjournment proposal.

Revocation of Proxies

If you are the record holder of shares of Alleghany common stock, you can change or revoke your proxy at any time before your proxy is voted at the Alleghany special meeting. You can do this by:

•	timely delivering a new, valid proxy bearing a later date by submitting instructions via the internet, by telephone or by mail as described on the proxy card;

•	timely delivering a signed written notice of revocation to the Secretary of Alleghany; or

•

attending the Alleghany special meeting and voting in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person. Simply attending the Alleghany special meeting without voting will not change or revoke any proxy that you have previously given.

A registered Alleghany stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the Alleghany stockholder’s previous proxy. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the secretary of Alleghany no later than the beginning of the Alleghany special meeting. If you have submitted a proxy for your shares by telephone or via the internet, you may revoke your prior telephone or internet proxy by any manner described above.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Alleghany Corporation

7 Times Square Tower

New York, NY 10036

Attention: Secretary

If your shares are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote.

Solicitation of Proxies

Alleghany is soliciting proxies for the Alleghany special meeting. In accordance with the merger agreement, Alleghany and Transatlantic will share equally all fees and expenses in relation to the printing, filing and distribution of this joint proxy statement/prospectus. Alleghany will pay all of its other costs of soliciting proxies. In addition to solicitation by use of mails, proxies may be solicited by Alleghany directors, officers and employees in person or by telephone or other means of communication. These individuals will not be additionally compensated, but may be reimbursed for out-of-pocket expenses associated with this solicitation.

Alleghany has engaged D.F. King & Co., Inc. to assist in the solicitation of proxies for the Alleghany special meeting. Alleghany estimates that it will pay D.F. King & Co., Inc. a fee of approximately $16,000. Alleghany will also reimburse D.F. King & Co., Inc. for reasonable out-of-pocket expenses and will indemnify D.F. King & Co., Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. Alleghany will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by them. Alleghany will also reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Adjournments or Postponements

Any adjournment of the Alleghany special meeting may be made from time to time by the Alleghany stockholders, by the affirmative vote of the holders of a majority of the shares of Alleghany common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present, without further notice other than by an announcement made at the Alleghany special meeting. If a quorum is not present at the Alleghany special meeting, or if a quorum is present at the Alleghany special meeting but there are not sufficient votes at the time of the Alleghany special meeting to approve the stock issuance, then Alleghany stockholders may be asked to vote to adjourn the Alleghany special meeting so as to permit the further solicitation of proxies.

Alleghany may postpone or adjourn the Alleghany special meeting to a date that is no later than 30 days after the date on which the original Alleghany special meeting was scheduled to be held (i) with the consent of Transatlantic, (ii) in order for a quorum to be present, (iii) to allow reasonable additional time for the filing and mailing of any supplemental disclosure which must be disseminated under applicable law, (iv) to allow reasonable additional time to solicit additional proxies, (v) if required by applicable law, or (vi) if Alleghany intends to make an adverse recommendation change.

ALLEGHANY PROPOSALS

Alleghany Proposal 1: Approval of the Stock Issuance

The Alleghany board of directors proposes the Alleghany stockholders approve the issuance of the shares of Alleghany common stock to Transatlantic stockholders in connection with the merger and as contemplated by the merger agreement as required by NYSE rules, also referred to herein as the stock issuance proposal. The merger agreement provides that as a condition to the closing of the merger that the shares of Alleghany common stock to be issued to Transatlantic stockholders are authorized for listing on the NYSE, subject to official notice of issuance. NYSE listing policies require prior stockholder approval of issuances of common stock which would constitute more than 20% of the outstanding shares of common stock on a post-transaction basis. Former Transatlantic stockholders are expected to hold approximately 49% of the outstanding shares of Alleghany common stock, on a fully diluted basis, after giving effect to the merger. In addition, in the event that the Alleghany stockholders approve the stock issuance proposal, but Transatlantic stockholders do not approve the proposal to adopt the merger agreement, the stock issuance will not occur and the merger will not be consummated.

Required Vote

The approval of the stock issuance proposal requires the affirmative vote of the holders of a majority of shares entitled to vote on the proposal and present in person or represented by proxy at the Alleghany special meeting, assuming a quorum is present. For purposes of this vote, an abstention will have the same effect as a vote “AGAINST” the proposal, and a failure to vote or broker non-vote will have no effect on the proposal.

The Alleghany board of directors recommends a vote “FOR” approval of the stock issuance proposal.

Alleghany Proposal 2: Adjournment of the Alleghany Special Meeting

Alleghany stockholders are being asked to adjourn the Alleghany special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the stock issuance if there are insufficient votes at the time of such adjournment to approve such proposal.

If, at the Alleghany special meeting, there are an insufficient number of shares of Alleghany common stock present in person or represented by proxy and voting in favor of the stock issuance proposal, Alleghany may move to adjourn the Alleghany special meeting in order to enable the Alleghany board of directors to solicit additional proxies for approval of such proposal.

Alleghany is asking its stockholders to authorize the holder of any proxy solicited by the Alleghany board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Alleghany special meeting to another time and place for the purpose of soliciting additional proxies. If the Alleghany stockholders approve this proposal, Alleghany could adjourn the Alleghany special meeting and any adjourned session of the Alleghany special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Alleghany stockholders who have previously voted. If the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

Required Vote

The approval of the Alleghany adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Alleghany common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. For the purposes of this vote, an abstention will have the same effect as a vote “AGAINST” the proposal, and a failure to vote or broker non-vote will have no effect on the proposal.

The Alleghany board of directors recommends that Alleghany stockholders vote “FOR” the Alleghany adjournment proposal.

THE TRANSATLANTIC SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the stockholders of Transatlantic as part of a solicitation of proxies by the Transatlantic board of directors for use at the Transatlantic special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus and the documents incorporated herein by reference provide stockholders of Transatlantic with the information they need to know to be able to vote or instruct their vote to be cast at the Transatlantic special meeting.

Date, Time and Place

The Transatlantic special meeting will be held at The Down Town Association, 60 Pine Street, New York, New York, on February 6, 2012, at 10:00 a.m.

Purpose of the Transatlantic Special Meeting

At the Transatlantic special meeting, Transatlantic stockholders will be asked to consider and vote on:

•	the adoption of the merger agreement;

•	the Transatlantic adjournment proposal; and

•	the golden parachute proposal.

Completion of the merger is conditioned on, among other things, adoption of the merger agreement.

Recommendation of the Board of Directors of Transatlantic

The Transatlantic board of directors has unanimously approved the merger agreement and has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Transatlantic and its stockholders.

The Transatlantic board of directors recommends that the Transatlantic stockholders vote “FOR” the adoption of the merger agreement, “FOR” the Transatlantic adjournment proposal, and “FOR” the golden parachute proposal.

Transatlantic Record Date; Stockholders Entitled to Vote

Only holders of record of Transatlantic common stock at the close of business on January 4, 2012, the Transatlantic record date, are entitled to notice of, and to vote at, the Transatlantic special meeting or any adjournments or postponements thereof.

At the close of business on the Transatlantic record date, 57,388,084 shares of Transatlantic common stock were issued and outstanding and held by 250 holders of record. Holders of record of Transatlantic common stock on the Transatlantic record date are entitled to one vote per share at the Transatlantic special meeting on each proposal. However, to satisfy the requirements of the New York DFS, on June 8, 2009, Davis Advisors entered into an agreement with Transatlantic whereby Davis Advisors agreed to vote the number of shares of Transatlantic common stock owned by Davis Advisors in excess of 9.9% of Transatlantic’s outstanding shares in a manner proportionate to the vote of the owners of the shares (excluding Davis Advisors, stockholders beneficially owning more than 10% of Transatlantic’s outstanding shares, and directors and officers of Transatlantic) voting on such matters. A list of stockholders of Transatlantic will be available for review for any purpose germane to the Transatlantic special meeting at Transatlantic’s headquarters, at 80 Pine Street, New York, NY 10005 during regular business hours for a period of ten days before the Transatlantic special meeting. The list will also be available at the Transatlantic special meeting during the whole time thereof for examination by any stockholder of record present at the Transatlantic special meeting.

Voting by Transatlantic’s Directors and Executive Officers

At the close of business on the Transatlantic record date, directors and executive officers of Transatlantic and their affiliates were entitled to vote 221,957 shares of Transatlantic common stock, or approximately 0.4% of the shares of Transatlantic common stock outstanding on that date, which represents approximately 0.8% of the votes required for the adoption of the merger agreement. We currently expect that Transatlantic’s directors and executive officers will vote their shares in favor of each of the proposals to be considered and voted upon at the Transatlantic special meeting, although none of them has entered into any agreement obligating them to do so.

Quorum

No business may be transacted at the Transatlantic special meeting unless a quorum is present. Attendance in person or by proxy at the Transatlantic special meeting of holders of record of a majority of the aggregate voting power of the outstanding shares of Transatlantic common stock entitled to vote at the meeting will constitute a quorum. If a quorum is not present, or if fewer shares of Transatlantic common stock are voted in favor of the proposal to adopt the merger agreement than the number required for its adoption, the Transatlantic special meeting may be adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Transatlantic special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Transatlantic special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Failures to vote will not be included in the calculation of the number of shares of Transatlantic common stock represented at the Transatlantic special meeting for purposes of determining whether a quorum has been achieved. Abstentions (shares of Transatlantic common stock for which proxies have been received but for which the holders have abstained from voting) will be included in the calculation of the number of shares of Transatlantic common stock represented at the Transatlantic special meeting for purposes of determining whether a quorum has been achieved. Under NYSE rules, if brokers do not have discretion to vote on any of the proposals at a stockholders’ meeting, broker non-votes will not count toward the calculation of a quorum. As each of the proposals to be voted on at the Transatlantic special meeting is considered “non-routine” under NYSE rules, brokers do not have discretion to vote on such proposals and as such, broker non-votes will not be included in the calculation of the number of shares of Transatlantic common stock represented at the Transatlantic special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Transatlantic common stock entitled to vote thereon. Failures to vote, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the proposal.

The approval of the Transatlantic adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Transatlantic common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. The Transatlantic stockholders may so adjourn the Transatlantic special meeting to another time or place without further notice. Abstaining will have the same effect as a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not have an effect on the adjournment proposal.

The approval of the golden parachute proposal requires the affirmative vote of the holders of a majority of the shares of Transatlantic common stock present in person or represented by proxy and entitled to vote thereon, assuming a quorum is present. Abstentions will have the effect of a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not have an effect on the proposal, assuming a quorum is present.

Failures to Vote, Broker Non-Votes and Abstentions

Under the rules of the NYSE, banks, brokerage firms or other nominees holding shares of record may vote those shares in their discretion on certain routine proposals when they do not receive timely voting instructions from the beneficial holders. A “broker non-vote” occurs under these NYSE rules when a bank, brokerage firm or other nominee holding shares of record is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and no instruction is given.

In accordance with these NYSE rules, banks, brokers and other nominees who hold shares of Transatlantic common stock in “street name” for their customers, but do not have discretionary authority to vote the shares, may not exercise their voting discretion with respect to the adoption of the merger agreement, the Transatlantic adjournment proposal or the golden parachute proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the adoption of the merger agreement, the Transatlantic adjournment proposal or the golden parachute proposal. For shares of Transatlantic common stock held in “street name,” only shares of Transatlantic common stock affirmatively voted “FOR” the adoption of the merger agreement, the Transatlantic adjournment proposal and the golden parachute proposal will be counted as affirmative votes therefor.

Abstentions, failures to vote and broker non-votes, if any, will have the same effect as a vote “AGAINST” the adoption of the merger agreement. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal. Failures to vote and broker non-votes, if any, will have no effect on the approval of the adjournment proposal. Abstentions will have the same effect as a vote “AGAINST” the golden parachute proposal. Failures to vote and broker non-votes, if any, will not have an effect on the golden parachute proposal, assuming a quorum is present.

Voting at the Transatlantic Special Meeting

Whether or not you plan to attend the Transatlantic special meeting, please submit a proxy for your shares. If you are a registered or “record” holder, which means your shares are registered in your name with American Stock Transfer & Trust Company LLC, Transatlantic’s transfer agent and registrar, you may vote in person at the Transatlantic special meeting or by proxy. If your shares are held in “street name,” which means your shares are held of record in an account with a bank, brokerage firm or other nominee, you must follow the instructions from your bank, brokerage firm or other nominee in order to vote.

Voting in Person

If you plan to attend the Transatlantic special meeting and wish to vote in person, you will be given a ballot at the Transatlantic special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the Transatlantic special meeting, you must bring to the Transatlantic special meeting a proxy executed in your favor from the record holder (your bank, brokerage firm or other nominee) of the shares authorizing you to vote at the Transatlantic special meeting.

In addition, if you are a registered Transatlantic stockholder, please be prepared to provide proper identification, such as a driver’s license, in order to be admitted to the Transatlantic special meeting. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your bank, brokerage firm or other nominee, along with proper identification.

Voting by Proxy

If you are a holder of record, a proxy card is enclosed for your use. Transatlantic requests that you submit a proxy by:

•

logging onto http://proxy.georgeson.com and following the instructions on your proxy card to submit a proxy via the internet anytime up to 11:00 p.m., New York City time, on February 5, 2012 and following the instructions provided on that site;

•

dialing 1-800-652-VOTE (8683) and listening for further directions to submit a proxy by telephone anytime up to 11:00 p.m., New York City time, on February 5, 2012 and following the instructions provided in the recorded message; or

•

signing and returning the accompanying proxy card in the enclosed postage-paid envelope. Transatlantic stockholders of record may submit their proxies through the mail by completing their proxy card, and signing, dating and returning it in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed and dated.

You should submit your proxy in advance of the Transatlantic special meeting even if you plan to attend the Transatlantic special meeting. You can always change your vote at the Transatlantic special meeting.

If you hold your shares of Transatlantic common stock in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, brokerage firm or other nominee. Please note that you may not vote shares of Transatlantic common stock held in street name by returning a proxy card directly to Transatlantic or by voting in person at the Transatlantic special meeting unless you have a “legal proxy,” which you must obtain from your bank, brokerage firm or other nominee. Further, brokers who hold shares of Transatlantic common stock on behalf of their customers may not give a proxy to Transatlantic to vote those shares without specific instructions from their customers.

If you are a Transatlantic stockholder and you do not instruct your bank, brokerage firm or other nominee on how to vote your shares your bank, brokerage firm broker or other nominee, as applicable, may not vote your shares on any of the proposals to be considered and voted upon at the Transatlantic special meeting as all such matters are deemed “non-routine” matters pursuant to applicable NYSE rules.

If a proxy is returned without an indication as to how the shares of Transatlantic common stock represented are to be voted with regard to a particular proposal, the shares of Transatlantic common stock represented by the proxy will be voted in accordance with the recommendation of the Transatlantic board of directors and, therefore, “FOR” each of the proposals to be considered and voted upon at the Transatlantic special meeting. As of the date hereof, management has no knowledge of any business that will be presented for consideration at the Transatlantic special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Transatlantic’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Transatlantic special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card whether or not you plan to attend the Transatlantic special meeting in person.

How Proxies Are Counted

All shares of Transatlantic common stock represented by properly executed proxies received in time for the Transatlantic special meeting will be voted at the meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the merger agreement, “FOR” the Transatlantic adjournment proposal and “FOR” the golden parachute proposal.

Only shares of Transatlantic common stock affirmatively voted for the applicable proposal, and properly executed proxies that do not contain voting instructions, will be counted as favorable votes for adoption of the merger agreement, the Transatlantic adjournment proposal and the golden parachute proposal. Abstentions, failures to vote and broker non-votes, if any, will have the same effect as votes “AGAINST” the adoption of the merger agreement. Abstentions will have the same effect as a vote “AGAINST” the Transatlantic adjournment proposal. Failures to vote and broker non-votes, if any, will have no effect on the approval of the Transatlantic adjournment proposal. Abstentions will have the same effect as a vote “AGAINST” the golden parachute proposal. Failures to vote and broker non-votes, if any, will not have an effect on the golden parachute proposal, assuming a quorum is present.

Revocation of Proxies

If you are the record holder of shares of Transatlantic common stock, you can change or revoke your proxy at any time before your proxy is voted at the Transatlantic special meeting. You can do this by:

•	timely delivering a new, valid proxy bearing a later date by submitting instructions via the internet, by telephone or by mail as described on the proxy card;

•	timely delivering a signed written notice of revocation to the Secretary of Transatlantic; or

•

attending the Transatlantic special meeting and voting in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person. Simply attending the Transatlantic special meeting without voting will not change or revoke any proxy that you have previously given.

A registered Transatlantic stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the Transatlantic stockholder’s previous proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Transatlantic Holdings, Inc.

80 Pine Street

New York, NY 10005

Attention: Secretary

If your shares are held in street name by your broker, bank or nominee, you should contact your broker, bank or nominee to change your vote.

Solicitation of Proxies

Transatlantic is soliciting proxies for the Transatlantic special meeting from its stockholders. In accordance with the merger agreement, Transatlantic and Alleghany will share equally all fees and expenses in relation to the printing, filing and distribution of this joint proxy statement/prospectus. Transatlantic will pay all of its other costs of soliciting proxies. In addition to solicitation by use of the mails, proxies may be solicited by Transatlantic’s directors, officers and employees in person or by telephone or other means of communication. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation.

Transatlantic has engaged Georgeson Inc. to assist in the solicitation of proxies for the Transatlantic special meeting. Transatlantic estimates that it will pay Georgeson Inc. a fee of approximately $16,000 for proxy solicitation services. Transatlantic will also reimburse Georgeson Inc. for reasonable out-of-pocket expenses and will indemnify Georgeson Inc. and its affiliates against certain claims, liabilities, losses, damages and expenses. Transatlantic will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares of Transatlantic common stock held of record by them. Transatlantic will also reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Adjournments or Postponements

Any adjournment of the Transatlantic special meeting may be made from time to time by the Transatlantic stockholders, by the affirmative vote of the holders of a majority of shares of Transatlantic common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present, without further notice other than by an announcement made at the Transatlantic special meeting. If a quorum is not present at the Transatlantic special meeting, or if a quorum is present at the Transatlantic special meeting but there are not sufficient votes at the time of the Transatlantic special meeting to approve the adoption of the merger agreement, then Transatlantic stockholders may be asked to vote to adjourn the Transatlantic special meeting so as to permit the further solicitation of proxies.

Transatlantic may postpone or adjourn its special meeting to a date that is no later than 30 days after the date on which the original special meeting was scheduled to be held (i) with the consent of Alleghany, (ii) in order for a quorum to be present, (iii) to allow reasonable additional time for the filing and mailing of any supplemental disclosure which must be disseminated under applicable law, (iv) to allow reasonable additional time to solicit additional proxies, (v) if required by applicable law, or (vi) if Transatlantic intends to make an adverse recommendation change.

TRANSATLANTIC PROPOSALS

Transatlantic Proposal 1: Adoption of the Merger Agreement

Transatlantic is asking its stockholders to adopt the merger agreement. For a detailed discussion of the terms and conditions of the merger agreement, see “The Merger Agreement.” As discussed in the section entitled “The Merger—Transatlantic’s Reasons for the Merger; Recommendation of the Transatlantic Board of Directors,” after careful consideration, the Transatlantic board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Transatlantic and the Transatlantic stockholders.

Required Vote

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Transatlantic common stock entitled to vote thereon. Failures to vote, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the proposal.

The Transatlantic board of directors unanimously recommends that Transatlantic stockholders vote “FOR” the adoption of the merger agreement.

Transatlantic Proposal 2: Adjournment of the Transatlantic Special Meeting

Transatlantic stockholders are being asked to adjourn the Transatlantic special meeting, if necessary or appropriate, to solicit additional proxies in favor of the adoption of the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal.

If, at the Transatlantic special meeting, there are an insufficient number of shares of Transatlantic common stock present in person or represented by proxy and voting in favor of the adoption of the merger agreement, Transatlantic may move to adjourn the Transatlantic special meeting in order to enable the Transatlantic board of directors to solicit additional proxies for approval of such proposal.

Transatlantic is asking its stockholders to authorize the holder of any proxy solicited by the Transatlantic board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Transatlantic special meeting to another time and place for the purpose of soliciting additional proxies. If the Transatlantic stockholders approve this proposal, Transatlantic could adjourn the Transatlantic special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Transatlantic stockholders who have previously voted. If the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

Required Vote

The approval of the Transatlantic adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Transatlantic common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. Abstaining will have the same effect as a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not have an effect on the Transatlantic adjournment proposal.

The Transatlantic board of directors unanimously recommends that Transatlantic stockholders vote “FOR” the Transatlantic adjournment proposal.

Transatlantic Proposal 3: Approval of Golden Parachute Payments

Recently adopted Section 14A of the Exchange Act requires that Transatlantic provide its stockholders with the opportunity to vote to approve, on an advisory (non-binding) basis, the “golden parachute” compensation arrangements for Transatlantic’s named executive officers, as disclosed in the section entitled “The Merger—Interests of Transatlantic Directors and Executive Officers in the Merger—Golden Parachute Compensation.”

In accordance with Section 14A of the Exchange Act, in this proposal Transatlantic stockholders are being asked to approve the following non-binding resolution at the Transatlantic special meeting:

“RESOLVED, that the stockholders of Transatlantic approve, on an advisory (non-binding) basis, the compensation to be paid by Transatlantic to Transatlantic’s named executive officers that is based on or otherwise relates to the merger with Alleghany, as disclosed in the Golden Parachute Compensation Table and related notes and narrative disclosure in the section of the joint proxy statement/prospectus for the merger entitled “The Merger—Interests of Transatlantic’s Directors and Executive Officers in the Merger—Golden Parachute Compensation.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only. Accordingly, the vote will not be binding on Transatlantic or Alleghany, or the board of directors or the compensation committee of Transatlantic or Alleghany. Because Transatlantic or Alleghany will be contractually obligated to pay the “golden parachute” compensation, if the merger agreement is adopted and the merger is completed, the “golden parachute” compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote.

Required Vote

The approval of the golden parachute proposal requires the affirmative vote of the holders of a majority of the shares of Transatlantic common stock present in person or represented by proxy and entitled to vote thereon, assuming a quorum is present. Abstentions will have the effect of a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not have an effect on the proposal, assuming a quorum is present.

The Transatlantic board of directors unanimously recommends that Transatlantic stockholders vote “FOR” the golden parachute proposal.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between Alleghany and Transatlantic. You are urged to read the merger agreement carefully and in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein.

Effects of the Merger

At the effective time of the merger, Transatlantic will be merged with and into Merger Sub, a wholly owned subsidiary of Alleghany that was formed for the sole purpose of effecting the merger. Merger Sub will survive the merger as a wholly-owned subsidiary of Alleghany, which will be renamed “Transatlantic Holdings, Inc.”

In the merger, each outstanding share of Transatlantic common stock (other than shares held by Alleghany, Merger Sub or any of their respective subsidiaries, or Transatlantic, which shares will be cancelled) will be converted into the right to receive the merger consideration consisting of either cash or shares of Alleghany common stock which the holder of such share has validly elected to receive (subject to proration if the aggregate cash consideration available in the merger is oversubscribed or undersubscribed). If the aggregate consideration to be paid to any holder of Transatlantic common stock would result in such holder receiving a fractional share of Alleghany common stock, cash shall be paid in lieu of such fractional share. Alleghany stockholders will continue to hold their existing shares of Alleghany common stock.

Background of the Merger

From 1990, when Transatlantic became a public company, until June 2009, American International Group, Inc. (which we refer to as, together with its subsidiaries, “AIG”) owned a controlling interest in the outstanding Transatlantic common stock. In the second half of 2008, AIG experienced an unprecedented strain on its liquidity. This strain led to a series of transactions with the Federal Reserve Bank of New York and the U.S. Department of the Treasury. On September 29, 2008, AIG, which then owned approximately 59% of the outstanding Transatlantic common stock, filed an amendment to its Schedule 13D relating to Transatlantic stating, among other things, that “AIG is exploring all strategic alternatives in connection with the potential disposition or other monetization of its . . . interest in [Transatlantic].” A special committee of directors of Transatlantic that were independent of management and of AIG (which we refer to as the “Special Committee”) comprised of Messrs. Richard S. Press, Ian H. Chippendale and John G. Foos was subsequently formed to evaluate proposals received from AIG relating to the possible disposition of, or other transactions involving, AIG’s ownership interest in Transatlantic as well as any related business combination transactions involving Transatlantic’s outstanding shares. Although several parties initially indicated possible interest in a transaction involving Transatlantic’s outstanding shares, these initial indications did not proceed past preliminary proposals, execution of confidentiality and standstill agreements and exchanges of non-public information. On June 10, 2009, AIG disposed of 29,900,000 of its shares of Transatlantic common stock in a secondary public offering, reducing its ownership in Transatlantic from approximately 59% to approximately 14%. Subsequently, AIG disposed of its remaining 8,500,000 shares of Transatlantic common stock in a secondary public offering (in which Transatlantic repurchased 2,000,000 of such shares) on March 15, 2010.

Since AIG’s June 2009 secondary offering, the Transatlantic board of directors and senior management have regularly reviewed and assessed strategic alternatives available to enhance stockholder value, including possible business combination transactions. In February 2010, Transatlantic selected Moelis to act as its financial advisor in connection with a review of strategic alternatives, based upon, among other things, the fact that Moelis is an internationally recognized investment banking firm that has substantial experience in merger and acquisition transactions. In October 2010, the Transatlantic board of directors disbanded the Special Committee (since AIG was no longer a significant stockholder of Transatlantic) and established a new strategy committee of the board of directors (which we refer to as the “Strategy Committee”), comprised of Messrs. Press, Chippendale, Foos and Stephen P. Bradley, each of whom were and are independent, to oversee Transatlantic’s review of strategic alternatives.

From time to time since AIG’s June 2009 secondary offering, at the direction of the board of directors of Transatlantic and the Strategy Committee, Transatlantic’s senior management engaged in preliminary discussions regarding possible business combination transactions with a number of insurance and reinsurance companies. Until the negotiations described below, these discussions did not proceed past preliminary proposals, execution of confidentiality and standstill agreements and limited exchanges of non-public information.

During the period from February 11, 2011 to March 11, 2011, Robert F. Orlich, the Chief Executive Officer of Transatlantic, and/or Michael C. Sapnar, the current President of Transatlantic, engaged in very preliminary discussions with Scott A. Carmilani, the Chairman and Chief Executive Officer of Allied World, concerning the possibility of a strategic business combination transaction involving the two companies. On March 11, 2011, Mr. Carmilani met with Messrs. Orlich and Sapnar to discuss the possibility of the companies entering into a mutual confidentiality agreement, as well as the engagement of financial advisors by both companies, in connection with a potential transaction. The individuals also had very preliminary discussions regarding possible senior management roles at the combined company.

On March 16, 2011, in connection with the regularly scheduled March 17, 2011 Transatlantic board of directors meeting, the Strategy Committee held a meeting (at which all of Transatlantic’s directors were in attendance) to discuss Messrs. Orlich and Sapnar’s conversations with Mr. Carmilani and the benefits of a potential strategic combination transaction between the companies. Members of Transatlantic’s senior management and representatives from Gibson, Dunn & Crutcher LLP, Transatlantic’s outside legal counsel (which we refer to as “Gibson Dunn”), and Moelis participated in this meeting. Representatives of Moelis reviewed with the directors recent M&A activity in the property and casualty insurance and reinsurance industry and provided an overview of potential business combination partners, including Allied World. Mr. Orlich described management’s views as to the business and strategic benefits of a potential strategic combination transaction with Allied World. Following this discussion, the Strategy Committee authorized Transatlantic’s senior management to continue its preliminary discussions with Allied World and to enter into a mutual confidentiality and standstill agreement.

On March 22, 2011, representatives of Transatlantic’s senior management approached representatives of Goldman Sachs to discuss whether Goldman Sachs would be available to assist Transatlantic in connection with the proposed transaction with Allied World.

On March 27, 2011, Transatlantic and Allied World entered into a mutual confidentiality and standstill agreement (which we refer to as the “Allied World Confidentiality Agreement”), and both parties and their advisors began due diligence.

Starting on March 27, 2011 and continuing until the execution of the Agreement and Plan of Merger, dated as of June 12, 2011, by and among Allied World, GO Sub, LLC and Transatlantic (which we refer to as the “Allied World Merger Agreement”) the management teams of Transatlantic and Allied World, together with their respective financial, actuarial, tax and legal advisors, performed extensive due diligence on each other through a series of meetings, telephonic discussions and a review of both public and non-public information, evaluated a variety of possible transaction structures and negotiated the terms of a possible transaction.

On April 11, 2011, Transatlantic and Allied World entered into a 30-day mutual exclusivity agreement.

On May 20, 2011, Allied World delivered its best and final written offer to Transatlantic providing for a merger of equals business combination in which Transatlantic stockholders would receive 0.88 Allied World shares for each share of Transatlantic common stock and Transatlantic would become a wholly owned subsidiary of Allied World.

Also on May 20, 2011, Transatlantic publicly announced that Mr. Sapnar had been appointed as Executive Vice President and Chief Operating Officer of Transatlantic, that Mr. Thomas R. Tizzio, a director of Transatlantic, had notified the Transatlantic board of directors that he would not stand for re-election at the upcoming Transatlantic annual stockholders’ meeting for personal reasons and that the Transatlantic board of directors intended to fill the vacancy on the Transatlantic board of directors with Mr. Sapnar, effective following the annual meeting of stockholders.

On May 26, 2011, Transatlantic held a regularly scheduled meeting of its board of directors at which the directors discussed, among other things, the proposal received from Allied World on May 20, 2011 and the substance of subsequent discussions between Goldman Sachs, Moelis and Deutsche Bank Securities Inc., financial advisor to Allied World.

On May 27, 2011, Transatlantic and Allied World executed an amendment to the exclusivity agreement (which had expired on May 11, 2011), extending its term until June 15, 2011.

Between June 1, 2011 and June 10, 2011, representatives of Transatlantic and Allied World held various discussions with rating agencies and insurance regulators to notify them of the proposed business combination transaction.

On June 3, 2011, Mr. Orlich received an unsolicited telephone call from Edward J. Noonan, the Chief Executive Officer and Chairman of the board of directors of Validus, regarding a possible business combination transaction between Transatlantic and Validus. Subsequently, on June 7, 2011, Validus delivered a letter (which we refer to as the “Validus Indication of Interest Letter”) to Transatlantic expressing an interest in discussing a potential business combination transaction, which letter did not contain any economic or other specific terms for a proposed transaction. Following a discussion among the directors, Transatlantic’s management and Transatlantic’s advisors, the Transatlantic board of directors determined to continue its negotiations with Allied World and to discuss the Validus Indication of Interest Letter at the June 12, 2011 Transatlantic board of directors special meeting.

During the week of June 6, 2011, Transatlantic and Allied World and their respective counsel finalized the terms of the proposed merger agreement, including, among other things, the representations and warranties, covenants (including the non-solicitation covenant), termination rights, termination fees and the expense reimbursement provisions.

On June 12, 2011, the Transatlantic board of directors met telephonically. Members of Transatlantic’s management, as well as representatives from Gibson Dunn, Goldman Sachs, Moelis and PricewaterhouseCoopers LLP, Transatlantic’s auditor and tax advisor (which we refer to as “PWC”), were present at the meeting. Representatives of Transatlantic’s management and Gibson Dunn provided an overview of further developments relating to the proposed strategic combination transaction with Allied World, including that negotiations regarding the Allied World Merger Agreement had been substantially finalized and that the Allied World board of directors had unanimously approved the Allied World Merger Agreement. Representatives of Gibson Dunn then reviewed with the directors the applicable legal standards in the context of considering a strategic combination transaction of the type being proposed and the final terms of the Allied World Merger Agreement. Representatives from PWC reviewed with the directors the tax implications of the proposed transaction with respect to Transatlantic, its stockholders and the combined company following consummation of the proposed merger with Allied World. Members of Transatlantic’s management reviewed with the Transatlantic board of directors the potential benefits of a business combination with Allied World, including the financial and strategic rationale and the potential synergies. Representatives of Transatlantic’s financial advisors then reviewed certain publicly available information regarding Validus and analyses of hypothetical business combination transactions with Validus. The directors and management discussed in detail the Validus Indication of Interest Letter, including (i) the fact that, in the past, preliminary discussions with Validus regarding a possible business combination had never advanced and (ii) that pursuing a transaction with Validus would likely have an adverse effect on Allied World’s willingness to proceed with the proposed transaction on the economic and other terms that had been agreed to. The directors and management also discussed the fact that a business combination with Validus would not deliver the strategic benefits that could be achieved with the proposed merger with Allied

World, including, but not limited to: (i) the higher contribution to revenues and earnings from primary insurance; (ii) a greater focus on specialty insurance and reinsurance markets; (iii) the high probability of the combined company maintaining Transatlantic’s current credit ratings; and (iv) the benefits of Allied World’s domicile as compared to Validus’s. Representatives of Moelis then presented to the Transatlantic board of directors various financial analyses of the proposed merger with Allied World. Following these discussions, the Transatlantic board of directors unanimously determined that the Allied World Merger Agreement and the transactions contemplated by the Allied World Merger Agreement, including the merger with Allied World, were advisable and in the best interests of Transatlantic and its stockholders and voted unanimously to approve the Allied World Merger Agreement.

Following the board meeting on June 12, 2011, all agreements were finalized and the Allied World Merger Agreement was then executed by Transatlantic, Allied World and GO Sub, LLC. Later that day, Transatlantic and Allied World issued a joint press release announcing the proposed merger between Transatlantic and Allied World.

On June 14, 2011, Davis Advisors, Transatlantic’s largest stockholder, publicly announced that as of June 13, 2011, it had serious concerns about the proposed transaction with Allied World, and that it may oppose the proposed transaction, encourage Transatlantic to explore other strategic options to maximize stockholder value, and have additional conversations with Transatlantic and/or third parties regarding opportunities to maximize Transatlantic’s value.

On July 12, 2011, Mr. Orlich received an unsolicited telephone call from Mr. Noonan. Mr. Noonan spoke to Mr. Orlich and stated that Validus would be making a proposal to acquire Transatlantic in a merger pursuant to which Transatlantic’s stockholders would receive 1.5564 Validus shares in the merger and $8.00 per share in cash pursuant to a one-time special dividend from Transatlantic immediately prior to closing of the merger. Mr. Noonan also noted that Validus preferred to work cooperatively with Transatlantic to complete a consensual transaction, but was prepared to take the Validus offer directly to Transatlantic’s stockholders if necessary.

Subsequently on July 12, 2011, the Transatlantic board of directors received an unsolicited proposal letter from Validus to acquire all of the outstanding shares of Transatlantic common stock (which we refer to as the “Original Validus Proposal”). Pursuant to the Original Validus Proposal, Transatlantic’s stockholders would receive 1.5564 Validus shares in the merger and $8.00 per share in cash pursuant to a one-time special dividend from Transatlantic (immediately prior to the closing of the merger) for each share of Transatlantic common stock they own (which we refer to as the “Transatlantic Dividend”). The Original Validus Proposal was set forth in a proposal letter, accompanied by a draft merger agreement (which we refer to as the “Validus Merger Agreement”). Later that same day, Validus publicly disclosed its proposal by issuing a press release which included a copy of the letter.

On July 14, 2011, the Transatlantic board of directors met telephonically to discuss the Original Validus Proposal. Members of Transatlantic’s management, as well as representatives of Gibson Dunn, Goldman Sachs, Moelis and PWC were present at the meeting. At the meeting, the Transatlantic board of directors asked the representatives of Goldman Sachs and Moelis to describe any current or recent prior relationships with Validus. During the meeting, representatives of Goldman Sachs disclosed that Goldman Sachs has provided certain investment banking services to Validus and its affiliates from time to time, for which Goldman Sachs’s investment banking division has received compensation, and that funds managed by affiliates of Goldman Sachs currently own less than 7% of the non-voting shares of Validus. Goldman Sachs, in accordance with its internal policies, had confirmed that such services and interests did not present a conflict of interest that would preclude Goldman Sachs from representing the Transatlantic board of directors with respect to Validus. Representatives of Moelis confirmed that they had no current or prior relationships with Validus. Representatives of Gibson Dunn then reviewed with the directors the applicable legal standards in the context of considering the Original Validus Proposal and the terms of the Allied World Merger Agreement. Representatives of Gibson Dunn also discussed the principal terms of the draft Validus Merger Agreement and the material differences from the Allied World

Merger Agreement, including that the draft Validus Merger Agreement provided for (i) a closing condition that counsel to each of Transatlantic and Validus provide certain tax opinions, (ii) a closing condition that the Transatlantic Dividend be declared and paid and (iii) a financing covenant that Transatlantic use its reasonable best efforts to obtain financing to fund payment of the Transatlantic Dividend. Members of management then discussed with the directors certain operational and financial aspects of the Original Validus Proposal. Representatives of Goldman Sachs and Moelis then provided the directors with their preliminary analysis regarding certain financial metrics with respect to the Original Validus Proposal. The Transatlantic board of directors then discussed the Original Validus Proposal and requested that its legal and financial advisors continue to evaluate the Original Validus Proposal so that the directors could be fully informed prior to making any determinations with respect thereto.

On July 18, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Goldman Sachs, Moelis and Richards, Layton & Finger, P.A., Transatlantic’s Delaware legal counsel (which we refer to as “Richards Layton”). Representatives of Gibson Dunn reviewed with the directors Transatlantic’s obligations pursuant to the Allied World Merger Agreement and also described the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting. Representatives of Goldman Sachs and Moelis then reviewed with the directors certain preliminary financial analyses of the terms of the Original Validus Proposal and the terms of the Allied World Merger Agreement. Following a discussion, the Transatlantic board of directors determined that the Original Validus Proposal did not constitute a “Superior Proposal” under the terms of the Allied World Merger Agreement. The Transatlantic board of directors further determined that the Original Validus Proposal was reasonably likely to lead to a “Superior Proposal” and that the failure to enter into discussions regarding the Original Validus Proposal would result in a breach of its fiduciary duties under applicable law. As a result, the Transatlantic board of directors determined that Transatlantic should offer to engage in discussions and exchange information with Validus, subject to, in accordance with the Allied World Merger Agreement, (i) providing Allied World with three business days’ notice of Transatlantic’s intent to furnish information to and enter into discussions with Validus and (ii) obtaining from Validus an executed confidentiality agreement containing terms that are substantially similar, and not less favorable, to Transatlantic, in the aggregate, than those contained in the Allied World Confidentiality Agreement. The Transatlantic board of directors also reaffirmed its recommendation of, and its declaration of advisability with respect to, the Allied World Merger Agreement. Finally, representatives of Gibson Dunn, Goldman Sachs and Moelis reviewed Transatlantic’s profile with respect to unsolicited offers and a stockholder rights plan. The Transatlantic board of directors then discussed with its advisors the terms, timing and pros and cons of adopting such a rights plan in light of the Original Validus Proposal. Transatlantic issued a press release announcing its determinations with respect to the Original Validus Proposal on July 19, 2011.

On July 20, 2011, Validus filed a preliminary proxy statement on Schedule 14A to solicit proxies from Transatlantic’s stockholders to vote against the adoption of the Allied World Merger Agreement (which we refer to as the “Validus No-Vote Proxy Statement”).

On July 23, 2011, following the expiration of the three business day notice period under the Allied World Merger Agreement, Transatlantic delivered a draft of a confidentiality agreement with terms (including a standstill) substantially similar, and not less favorable, to Transatlantic, in the aggregate, than those contained in the Allied World Confidentiality Agreement, as required pursuant to the Allied World Merger Agreement. Later on July 23, 2011, in-house legal counsel to Transatlantic and representatives of Gibson Dunn spoke via telephone to in-house legal counsel to Validus and a representative of Skadden, Arps, Slate, Meagher & Flom LLP (which we refer to as “Skadden”), outside legal counsel to Validus, to discuss the draft of the confidentiality agreement delivered by Transatlantic earlier that day. On this call, legal counsel to Validus indicated that Validus would not execute a confidentiality agreement with a standstill provision as requested by Transatlantic pursuant to the terms of the Allied World Merger Agreement. Later that same day, a representative from Skadden delivered to Transatlantic and Gibson Dunn a markup of the draft confidentiality agreement with, among other changes, the standstill deleted. As required under the Allied World Merger Agreement, a copy of such markup was delivered to Allied World and Willkie Farr & Gallagher LLP, Allied World’s outside legal counsel (which we refer to as “Willkie Farr”). On July 24, 2011, a representative of Gibson Dunn communicated to a representative of Skadden and in-house counsel to Validus that Transatlantic was continuing to review the markup of the confidentiality agreement and expected to respond reasonably soon.

Subsequently on July 25, 2011, prior to receiving a response from Transatlantic or Gibson Dunn regarding the Validus markup of the confidentiality agreement, Validus sent a letter to the Transatlantic board of directors informing them that Validus was commencing an exchange offer that morning for all of the outstanding shares of Transatlantic common stock pursuant to which Transatlantic stockholders would receive 1.5564 Validus shares and $8.00 in cash for each share of Transatlantic common stock they own (which we refer to as the “Validus Exchange Offer”). The letter also indicated that Validus intended to continue soliciting Transatlantic’s stockholders to vote against the proposed transaction with Allied World. Validus also issued a press release containing the foregoing letter and announcing the commencement of an exchange offer and filed a prospectus/offer to exchange with the SEC.

Also on July 25, 2011, a representative of Willkie Farr informed a representative of Gibson Dunn that (i) the markup of the Validus confidentiality agreement provided by Skadden did not conform to the provisions of the Allied World Merger Agreement and (ii) Allied World would not waive any of the provisions in the Allied World Merger Agreement with respect thereto and reserved all of its rights in all respects should Transatlantic proceed to accept the markup of the confidentiality agreement.

On July 26, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Goldman Sachs and Moelis. Representatives of Gibson Dunn reviewed with the directors the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting and then reviewed with the directors the principal terms of the Validus Exchange Offer as set forth in its prospectus/offer to exchange. Representatives of Goldman Sachs and Moelis then reviewed with the directors certain financial analyses with respect to the Validus Exchange Offer and the Allied World Merger Agreement and also reviewed certain financial metrics with respect to both Validus and Allied World. Following a discussion, the Transatlantic board of directors unanimously voted to recommend that Transatlantic’s stockholders reject the Validus Exchange Offer and reaffirmed its recommendation of, and declaration of advisability with respect to, the Allied World Merger Agreement. Thereafter, representatives of Gibson Dunn discussed with the Transatlantic board of directors the principal terms of a stockholder rights plan that Transatlantic could consider adopting. The Transatlantic board of directors then discussed with its advisors the terms, timing and pros and cons of adopting the stockholder rights plan in light of Validus’s filings with the SEC as they related to the Original Validus Proposal, Validus No-Vote Proxy Statement and Validus Exchange Offer. Representatives of Gibson Dunn then discussed with the Transatlantic board of directors certain proposed amendments to the Transatlantic bylaws related to the conduct of stockholder meetings. The directors then discussed with representatives of Gibson Dunn the investigation of potential claims against Validus for violations of U.S. securities and other laws in connection with the Validus Exchange Offer and Validus No-Vote Proxy Statement. Following a discussion, the Transatlantic board of directors adopted a stockholder rights plan, which has a one year term and a 10% beneficial ownership threshold, to encourage the fair and equal treatment of Transatlantic stockholders in connection with any initiative to acquire effective control of Transatlantic and to reduce the likelihood that any person, including Validus, would gain control of Transatlantic by open market accumulation or otherwise without paying a control premium for all common stock. The Transatlantic board of directors also approved certain amendments to the Transatlantic bylaws relating to the conduct of stockholder meetings, which would enable the Transatlantic board of directors to postpone, adjourn or recess a stockholder meeting to give stockholders sufficient time to consider new information released immediately prior to a meeting. Finally, the Transatlantic board of directors approved the commencement of litigation, as appropriate, against Validus.

On July 28, 2011, Transatlantic filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 recommending that Transatlantic’s stockholders reject the Validus Exchange Offer. Additionally, on

July 28, 2011, Transatlantic filed a lawsuit against Validus in the United States District Court for the District of Delaware, alleging that Validus had violated certain securities laws by making materially false and/or misleading statements in the Validus Exchange Offer and Validus No-Vote Proxy Statement filed with the SEC.

On July 31, 2011, the Transatlantic board of directors met telephonically to discuss the progress of the proposed merger with Allied World, as well as recent events surrounding the Validus Exchange Offer. A representative of Gibson Dunn discussed with the directors certain legal matters relating to these events.

On August 2, 2011, Validus announced that it had obtained amendments to its applicable credit facilities necessary for satisfying a condition to the Validus Exchange Offer.

On August 3, 2011, Validus filed with the SEC a preliminary proxy statement with respect to a special meeting of Validus shareholders at which Validus would seek the approval of the issuance of Validus shares in connection with the Validus Exchange Offer or other acquisition transaction involving Transatlantic.

On August 4, 2011, at Transatlantic’s request, Messrs. Orlich and Sapnar met with Messrs. Noonan and Consolino to discuss Transatlantic’s request that Validus enter into a mutual confidentiality agreement, on the terms required under the Allied World Merger Agreement.

On August 4, 2011, Mr. Orlich received a telephone call from Ajit Jain, President of National Indemnity Company (which we refer to as “National Indemnity”), a member of the group of insurance companies of Berkshire Hathaway, Inc. (which we refer to as “Berkshire”), regarding a possible business combination between Transatlantic and National Indemnity. Subsequently, on August 5, 2011, National Indemnity delivered a letter to Transatlantic expressing an interest in acquiring Transatlantic for $52.00 per share (which we refer to as the “National Indemnity Proposal”).

On August 5, 2011, at Skadden’s request, representatives of Gibson Dunn met with representatives of Skadden to discuss the draft confidentiality agreement provided by Transatlantic to Validus and Skadden on July 23, 2011.

On the morning of August 8, 2011, the Transatlantic board of directors met telephonically to discuss the National Indemnity Proposal and other recent developments. Members of Transatlantic’s management, as well as representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis were present at the meeting. At the meeting, the Transatlantic board of directors asked the representatives of Goldman Sachs and Moelis to describe any current or recent prior relationships with National Indemnity or Berkshire. Representatives of Goldman Sachs disclosed that Goldman Sachs had provided certain investment banking services to Berkshire and its affiliates from time to time for which the investment banking division of Goldman Sachs had received and may receive compensation. Representatives of Goldman Sachs also disclosed that on October 1, 2008, affiliates of Berkshire purchased from The Goldman Sachs Group, Inc. 50,000 shares of 10% Cumulative Perpetual Preferred Stock, Series G (which we refer to as the “Preferred Stock”) of The Goldman Sachs Group, Inc. (aggregate liquidation preference $5,000,000,000) and warrants to purchase 43,578,260 shares of common stock of The Goldman Sachs Group, Inc. at an exercise price of $115 per share. On April 18, 2011, The Goldman Sachs Group, Inc. redeemed in full the Preferred Stock held by Berkshire and certain of its subsidiaries. Goldman Sachs, in accordance with its internal policies, had confirmed that it believed such services and interests did not present a conflict of interest that would preclude Goldman Sachs from representing the Transatlantic board of directors with respect to the National Indemnity Proposal. Moelis confirmed to the Transatlantic board of directors that Moelis is not currently engaged, and has not in the prior two years been engaged, to provide services to National Indemnity or Berkshire. Representatives of Gibson Dunn and Richards Layton then reviewed with the directors the applicable legal standards in the context of considering the National Indemnity Proposal. Representatives of Goldman Sachs and Moelis then provided the directors with their preliminary analysis regarding certain financial metrics with respect to the National Indemnity Proposal and certain other matters. After extensive discussion, the Transatlantic board of directors then decided to adjourn the meeting in order to consider further the issues discussed.

Later on August 8, 2011, the Transatlantic board of directors reconvened telephonically. Members of Transatlantic’s management, as well as representatives of Gibson Dunn and Richards Layton were present at the meeting. Following a discussion, the Transatlantic board of directors determined that the National Indemnity Proposal did not constitute a “Superior Proposal” under the terms of the Allied World Merger Agreement. The Transatlantic board of directors further determined that the National Indemnity Proposal was reasonably likely to lead to a “Superior Proposal” and that the failure to enter into discussions regarding the National Indemnity Proposal would result in a breach of its fiduciary duties under applicable law. As a result, the Transatlantic board of directors determined that Transatlantic should offer to engage in discussions and exchange information with National Indemnity, subject to, in accordance with the Allied World Merger Agreement, (i) providing Allied World with three business days’ notice of Transatlantic’s intent to furnish information to and enter into discussions with National Indemnity and (ii) obtaining from National Indemnity an executed confidentiality agreement containing terms that are substantially similar, and no less favorable, to Transatlantic, in the aggregate, than those contained in the Allied World Confidentiality Agreement.

On August 10, 2011, Validus delivered a letter to the Transatlantic board of directors stating that it was providing a one-way confidentiality agreement to Transatlantic which did not contain a standstill provision and which would permit Transatlantic to review non-public information regarding Validus. Also on August 10, 2011, Validus filed a complaint against Transatlantic, the members of the Transatlantic board of directors, Allied World and GO Sub, LLC in the Delaware Court of Chancery alleging, among other things, that the members of the Transatlantic board of directors breached their fiduciary duties in connection with the Original Validus Proposal and that Allied World and GO Sub, LLC aided and abetted these alleged breaches.

On the evening of August 11 and on August 12, 2011, representatives of Gibson Dunn and in-house counsel to National Indemnity negotiated the terms of a proposed confidentiality agreement (including a standstill provision) between Transatlantic and National Indemnity (which we refer to as the “National Indemnity Confidentiality Agreement”).

On August 12, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, to review and consider the National Indemnity Confidentiality Agreement and the one-way confidentiality agreement provided by Validus. Representatives of Gibson Dunn discussed with the Transatlantic board of directors the terms of the one-way confidentiality agreement provided by Validus and the terms of the National Indemnity Confidentiality Agreement, in each case in light of the applicable legal standards and Transatlantic’s obligations under the Allied World Merger Agreement. At this meeting, the Transatlantic board of directors considered that entering into the one-way confidentiality agreement provided by Validus could expose Transatlantic to the risk of liability for breach of the Allied World Merger Agreement because it did not contain terms that were substantially similar to, and not less favorable to Transatlantic, in the aggregate, than those contained in the Allied World Confidentiality Agreement and was not otherwise permissible under the Allied World Merger Agreement, and therefore determined to take no action with respect to the one-way confidentiality agreement. After further discussion at the meeting, the Transatlantic board of directors determined in good faith that the National Indemnity Confidentiality Agreement contained terms that were substantially similar to, and not less favorable to Transatlantic, in the aggregate, than those contained in the Allied World Confidentiality Agreement. The Transatlantic board of directors therefore authorized management to enter into the National Indemnity Confidentiality Agreement. Subsequent to the Transatlantic board of directors’ determination, Transatlantic and National Indemnity entered into the National Indemnity Confidentiality Agreement. Also on August 12, 2011, Transatlantic issued a press release announcing that it had entered into the National Indemnity Confidentiality Agreement and commenced discussions with National Indemnity.

Commencing on August 12, 2011 through the expiration of National Indemnity’s reinstated offer on September 19, 2011 (as described below), representatives of Transatlantic engaged in discussions, and exchanged limited information, with representatives of National Indemnity.

On August 22, 2011, legal counsel to Transatlantic and legal counsel to Validus attended a conference with Chancellor Strine in the Delaware Court of Chancery during which Chancellor Strine denied the motion brought by Validus to expedite discovery on Validus’s claim that the Transatlantic board of directors breached its fiduciary duties in calling for Validus to enter into a confidentiality agreement with a standstill, noting that confidentiality agreements with standstill provisions are common deal terms. Chancellor Strine further denied, in large part, the request by the stockholder plaintiffs who had also initiated litigation against Transatlantic for expedited discovery and did not schedule a preliminary injunction hearing on the stockholders’ claims.

Between August 22, 2011 and September 6, 2011, Transatlantic, Allied World, and their respective advisors engaged in a number of meetings and conference calls to discuss the possibility of amending the terms of the Allied World Merger Agreement.

On August 24, 2011, Davis Advisors, Transatlantic’s largest stockholder, publicly announced that as of August 23, 2011, it had decided to oppose the Allied World Merger Agreement.

On August 25, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Goldman Sachs and Moelis. The directors discussed Davis Advisors’s opposition to the Allied World Merger Agreement and potential strategic options for Transatlantic in the event it was not able to obtain stockholder approval for the Allied World Merger Agreement. Among other things, the directors discussed the possibility of negotiating for increased consideration from Allied World or terminating the Allied World Merger Agreement in order to pursue other strategic alternatives which could provide greater value to Transatlantic stockholders.

On August 29, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Goldman Sachs and Moelis reviewed with the directors certain other potential strategic options with respect to Allied World and Validus.

On September 6, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis to discuss the status of discussions with Allied World and National Indemnity. The directors discussed the implications of terminating the Allied World Merger Agreement and the potential strategic alternatives that would be available to Transatlantic in the event that the Allied World Merger Agreement was terminated, including the possibility of remaining independent. Following this discussion, the directors authorized Mr. Sapnar to commence discussions with Allied World regarding the termination of the Allied World Merger Agreement.

From September 6, 2011 until the termination of the Allied World Merger Agreement on September 16, 2011, Transatlantic, Allied World and their respective advisors engaged in a number of conference calls to discuss the terms upon which the parties might be willing to terminate the Allied World Merger Agreement.

On September 8, 2011, the Transatlantic board of directors held its regularly scheduled quarterly board meeting. Members of Transatlantic management as well as representatives of Gibson Dunn, Goldman Sachs and Moelis attended this meeting. In addition to regular agenda items, the directors discussed a number of strategic alternatives for Transatlantic, including the possibility of terminating the Allied World Merger Agreement and commencing a stock repurchase program upon such termination.

On September 11, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis to discuss the status of discussions with Allied World regarding termination of the Allied World Merger Agreement and Transatlantic’s strategic alternatives in the event of such a termination, including its strategy to remain an independent entity and the possibility of commencing a stock repurchase program.

On September 14, 2011, Validus filed a preliminary consent statement with the SEC soliciting written consents from Transatlantic’s stockholders to, among other things, remove all of Transatlantic’s directors and appoint three directors nominated by Validus.

Also on September 14, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn reviewed the applicable legal standards in connection with the matters to be considered by the Transatlantic board of directors at the meeting. Representatives of Gibson Dunn discussed with the directors the consent solicitation materials filed by Validus. Mr. Sapnar then provided the directors with updates regarding the status of discussions with Allied World regarding the termination of the Allied World Merger Agreement and his conversations with certain Transatlantic stockholders. Representatives of Goldman Sachs and Moelis then reviewed with the directors certain potential strategic alternatives for Transatlantic in the event the Allied World Merger Agreement was terminated. Among other things, the directors considered the status of discussions with National Indemnity and the fact that National Indemnity had indicated that it would not increase its price above $52.00 or conduct additional due diligence and that the cash consideration being offered by National Indemnity represented a substantial discount to Transatlantic’s book value without providing stockholders with the ability to participate in any potential future upside. In addition, the directors discussed the apparent opposition of a substantial portion of Transatlantic’s stockholders to the Allied World Merger Agreement, and that Allied World had indicated that it was unwilling to increase the consideration payable to Transatlantic’s stockholders pursuant to the Allied World Merger Agreement. Following this discussion, the Transatlantic board of directors unanimously resolved to terminate the Allied World Merger Agreement on the terms that had been negotiated with Allied World, and approved a strategic plan for Transatlantic (which we refer to as the “Strategic Plan”) which provided, among other things, for the repurchase of up to $600,000,000 of shares of Transatlantic common stock ($300,000,000 of shares of Transatlantic common stock through December 31, 2011 and the remaining $300,000,000 of shares of Transatlantic common stock during 2012) (which we refer to as the “Share Repurchases”), which Share Repurchases were to be conducted through open market or negotiated purchases. The Transatlantic board of directors also authorized Transatlantic’s senior management and financial advisors to engage in preliminary discussions regarding potential strategic transactions with Validus and any other third parties that may communicate a good faith interest in engaging in such discussions with Transatlantic, subject in each case to the execution of an appropriate confidentiality agreement. Finally, the Transatlantic board of directors appointed Mr. Sapnar as President of Transatlantic and as Chief Executive Officer of Transatlantic upon Mr. Orlich’s previously announced retirement, as of January 1, 2012.

On September 15, 2011, Transatlantic entered into a Termination Agreement with Allied World and GO Sub, LLC (which we refer to as the “Termination Agreement”), pursuant to which the parties mutually terminated the Allied World Merger Agreement. Pursuant to the Termination Agreement, Transatlantic agreed to pay Allied World a termination fee in the amount of $35,000,000 (and expense reimbursement in the amount of $13,256,000), within two business days of execution thereof. Transatlantic also agreed to pay Allied World an additional fee in the amount of $66,744,000 in the event that, prior to September 15, 2012, Transatlantic entered into any definitive agreement in respect of any Competing Transaction (as defined in the Allied World Merger Agreement) or recommended or submitted a Competing Transaction to its stockholders for adoption, or a transaction in respect of a Competing Transaction was consummated.

On September 16, 2011, Transatlantic issued a press release and disseminated a letter to stockholders and employees relating to, among other things, the Termination Agreement and the Strategic Plan (including the Share Repurchases). The press release and stockholder letter also announced that although Transatlantic and National Indemnity have engaged in discussions, National Indemnity has been interested in conducting only very limited due diligence, focused solely on Transatlantic’s Zurich subsidiary. National Indemnity had conveyed to Transatlantic that it was unwilling to increase the terms of its proposal and is only interested in an acquisition at or below $52.00 per share.

Following the announcement of the Termination Agreement, upon the request of the Transatlantic board of directors, members of Transatlantic’s management and representatives of Goldman Sachs and Moelis made outbound calls to approximately 8 third parties in order to determine the interest of such parties in engaging in discussions with Transatlantic regarding a potential strategic transaction. None of these outbound calls resulted in the execution of a confidentiality agreement or a proposal.

On September 16, 2011, Transatlantic received a letter from National Indemnity reinstating National Indemnity’s previous proposal to acquire Transatlantic for $52.00 in cash per share of Transatlantic common stock. The letter also stated that the National Indemnity proposal was open for acceptance until the close of business on Monday, September 19, 2011 and that National Indemnity would not be renewing its offer. On September 19, 2011, Transatlantic issued a press release disclosing the National Indemnity letter and noting, among other things, the Transatlantic board of directors’ belief that selling Transatlantic for cash at the substantial discount to book value represented by the National Indemnity proposal simply would not deliver fair value to stockholders and that National Indemnity had neither increased its $52.00 per share proposal nor shown interest in conducting due diligence or holding discussions that could lead to a higher offer.

Also on September 16, 2011, a representative of a potential consortium of investors (which we refer to as “Consortium A”) called a representative of Goldman Sachs to request a conference call with Transatlantic. Later that same day, Mr. Joseph Brandon and such representative of Consortium A had a telephonic conversation with Messrs. Press and John L. McCarthy regarding a potential strategic transaction, pursuant to which Transatlantic could be merged with a newly-formed offshore entity financed by the investors in Consortium A. In the proposed transaction, Transatlantic stockholders would be offered the option to elect either stock of the surviving company or cash, subject to proration, with the investors in Consortium A holding 41% of the shares of the surviving company and current Transatlantic stockholders holding the remaining 59% of the shares of the surviving company. No specific pricing terms were discussed during this conversation, although the representatives of Consortium A indicated that the cash portion of the per share consideration would be in excess of that currently being offered by Validus. Transatlantic was subsequently informed that Alleghany was to be the lead investor in Consortium A.

On September 19, 2011, the Transatlantic board of directors appointed a newly constituted Strategy Committee, comprised of Messrs. Press, Bradley and Sapnar, to oversee Transatlantic’s strategic review process and to provide recommendations to the Transatlantic board of directors with respect to Transatlantic’s strategic alternatives.

On September 20, 2011, Messrs. Press, Bradley and Sapnar met with representatives of Consortium A at Gibson Dunn’s offices in New York in order to discuss the terms of a possible transaction. Also on September 20, 2011, at a regularly scheduled meeting of the Alleghany board of directors, members of Alleghany management outlined the opportunity to the directors for a potential transaction whereby Alleghany would be the lead investor in a consortium of investors that would purchase a 41% stake in Transatlantic.

On September 23, 2011, Transatlantic entered into a confidentiality agreement with Validus (which we refer to as the “Validus Confidentiality Agreement”). Pursuant to the Validus Confidentiality Agreement, Validus agreed, during a period expiring at 11:59 p.m., Eastern time, on October 31, 2011, not to take, or enter into an agreement with any third party regarding, certain actions, including acquiring any additional shares of Transatlantic common stock, mailing a consent solicitation statement to Transatlantic stockholders or collecting consent cards with respect to Validus’s previously announced consent solicitation to remove and replace the Transatlantic board of directors or seeking to call a special meeting of Transatlantic’s stockholders pursuant to the Transatlantic bylaws. Validus and Transatlantic also agreed to take no action with respect to their pending litigation in the Delaware Court of Chancery and United States District Court for the State of Delaware during this period.

Starting on September 23, 2011 and continuing through November 2, 2011, (i) the management teams of Transatlantic and Validus, together with their respective financial, actuarial, tax and legal advisors, performed mutual due diligence and discussed the structure of a possible transaction through a series of meetings, telephonic discussions and a review of both public and non-public information and (ii) members of the Strategy Committee, and the Transatlantic board of directors, discussed with Transatlantic’s legal and financial advisors and members of Transatlantic’s management to discuss the progress of due diligence and discussions with Validus.

On September 25, 2011, Branhurst Limited, a newly-formed entity controlled by representatives of Consortium A, entered into a confidentiality agreement with Transatlantic (which we refer to as the “Branhurst Confidentiality Agreement”), which included a limited standstill ending at 11:59 p.m. on October 31, 2011. Thereafter, certain investors in, and advisors to, Consortium A, including Alleghany, executed joinders to the Branhurst Confidentiality Agreement or individual confidentiality agreements with Transatlantic.

Starting on September 25, 2011 and continuing until November 4, 2011, (i) Transatlantic’s management team, together with Transatlantic’s financial, actuarial, tax and legal advisors, participated in a series of meetings and telephonic discussions with representatives of Consortium A in order to discuss, among other things, due diligence matters, transaction structure, and the potential terms of a transaction and (ii) members of the Strategy Committee, and the Transatlantic board of directors, discussed with Transatlantic’s legal and financial advisors and members of Transatlantic’s management the progress of due diligence and discussions with Consortium A.

On September 29, 2011, Alleghany entered into a confidentiality agreement directly with Transatlantic on customary terms, which included a limited standstill ending on 11:59 p.m. on October 31, 2011.

On October 4, 2011, another consortium of investors led by a third party (which we refer to as “Consortium B”) approached representatives of Goldman Sachs regarding a potential transaction, pursuant to which all of the outstanding shares of Transatlantic common stock would be acquired by Consortium B for cash.

On October 5, 2011, members of Transatlantic’s and Validus’s managements and representatives of Skadden, Gibson Dunn, Goldman Sachs, Moelis and Greenhill & Co., LLC, Validus’s financial advisor (which we refer to as “Greenhill”), met at Skadden’s offices to discuss the structure of a possible transaction.

On October 6, 2011, Messrs. Press and Sapnar met with representatives of Consortium B at Gibson Dunn’s offices to discuss a possible transaction. Representatives of Consortium B described, on a preliminary basis, a potential all-cash transaction in which a consortium of investors would acquire Transatlantic and operate it as an ongoing business. Messrs. Press and Sapnar requested that representatives of Consortium B provide more details as to the proposed transaction, including the proposed sources of the debt and equity financing.

On October 6, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis, to discuss the progress of Transatlantic’s strategic review process. Representatives of Gibson Dunn, Goldman Sachs and Moelis discussed with the directors the preliminary discussions that had occurred with each of Consortium A and Consortium B. Representatives of Richards Layton described to the directors the applicable legal standards in the context of a potential transaction on the terms proposed by Consortium A. The directors then discussed each of the strategic alternatives available to Transatlantic, including the possibility of remaining an independent company.

On October 7, 2011, the lead investor in Consortium B entered into a confidentiality agreement with Transatlantic, which included a limited standstill ending on October 31, 2011. Thereafter, several additional investors in Consortium B entered into confidentiality agreements with Transatlantic.

Starting on October 7, 2011 and continuing until November 20, 2011, (i) Transatlantic’s management team, together with Transatlantic’s financial, actuarial, tax and legal advisors, participated in a series of meetings and telephonic discussions with representatives of Consortium B in order to discuss, among other things, due diligence matters, transaction structure, insurance regulatory issues, and the potential terms of a transaction and

(ii) members of the Strategy Committee, and the Transatlantic board of directors, discussed with Transatlantic’s legal and financial advisors and members of Transatlantic’s management the progress of due diligence and discussions with Consortium B. During the course of such discussions, representatives of Consortium B disclosed that, contrary to what had been discussed with Messrs. Press and Sapnar during their October 6, 2011 meeting, the Consortium B transaction would actually involve the winding down of a substantial portion of the operations of Transatlantic through a run-off structure. Throughout these discussions, representatives of Transatlantic requested further clarity as to the proposed plan for running off the existing business and creating a new entity to control the renewal rights, the proposed sources, and terms, of the debt and equity financing and as to the potential insurance regulatory risks involved in consummating the proposed transaction.

On October 16, 2011, Skadden delivered a draft of an agreement and plan of merger to Gibson Dunn, which contemplated that Validus would acquire all of the outstanding shares of Transatlantic common stock in an exchange offer followed by a second step merger.

On October 18, 2011, at a regularly scheduled meeting of the Alleghany board of directors, members of Alleghany management and representatives of Consortium A updated the directors on the status of the negotiations with Transatlantic regarding a minority investment and on the due diligence investigation being conducted by Consortium A and its financial and legal advisors.

On October 26, 2011, representatives of Goldman Sachs, Moelis and Greenhill met at Greenhill’s offices. At the meeting, Greenhill orally communicated to Goldman Sachs and Moelis a possible offer by Validus whereby Validus would acquire Transatlantic pursuant to a two-step merger transaction, consisting of an exchange offer followed by a second step merger, in which Transatlantic’s stockholders would receive, for each outstanding share of Transatlantic common stock, (x) 1.5564 Validus shares and (y) $10.50 in cash as a special dividend paid by Transatlantic to its stockholders immediately prior to closing of the exchange offer.

On October 27, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn and Richards Layton described the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting. The directors received an update regarding ongoing discussions with each of Validus, Consortium A and Consortium B. Representatives of Goldman Sachs and Moelis then reviewed with the directors the principal financial terms of the possible Validus offer, as communicated by Greenhill to Goldman Sachs and Moelis on October 26, 2011. The directors authorized Transatlantic’s financial advisors to continue their discussions with each of Validus, Consortium A and Consortium B and noted the need to expeditiously conclude the strategic review process in light of the upcoming reinsurance renewal season beginning on January 1, 2012.

On the evening of October 28, 2011, representatives of Consortium A contacted Mr. Press in order to discuss the terms upon which Consortium A would be willing to enter into a strategic transaction with Transatlantic.

On October 30, 2011, Consortium B delivered a letter to Transatlantic setting forth a proposal to acquire all of the outstanding shares of Transatlantic common stock for $58.00 in cash per share, subject to completion of due diligence, receipt of committed financing and the execution of definitive documentation. No debt or equity financing commitment documents were delivered with the proposal. Later that evening, a representative of Consortium B contacted Mr. Press to discuss the proposal letter.

On October 31, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn and Richards Layton described the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting. Mr. Press provided the directors with an update regarding his conversations with representatives of Consortium A and representatives of

Consortium B. Representatives of Goldman Sachs and Moelis discussed with the directors conversations Goldman Sachs and Moelis had with Greenhill with respect to Validus’s possible offer and also provided updates regarding their discussions with representatives of each of Consortium A and Consortium B. Members of Transatlantic management discussed certain aspects of a potential combination of Transatlantic and Validus, including with respect to the possible ratings of the combined company, Validus’s intended capital management plan for the combined company, and the large catastrophe exposure of the combined company. Following a discussion, the Transatlantic board of directors authorized Goldman Sachs and Moelis to inform Greenhill that the possible offer from Validus was not financially acceptable but that the Transatlantic board of directors was willing to continue discussions with Validus regarding a possible transaction provided that the parties could agree on financial terms. The directors further authorized Goldman Sachs and Moelis to continue discussions with each of Consortium A and Consortium B.

After the meeting, representatives of Goldman Sachs and Moelis communicated the Transatlantic board of directors’ position to representatives of Greenhill that Validus needed to increase the consideration to be delivered to Transatlantic stockholders to 1.8 Validus shares and $10.50 in cash, per share of Transatlantic common stock. Later in the evening of October 31, 2011, representatives of Goldman Sachs, Greenhill and Moelis had a conference call where Greenhill orally communicated to Goldman Sachs and Moelis a revised possible offer by Validus whereby Validus would acquire Transatlantic pursuant to a two-step merger transaction, consisting of an exchange offer followed by a second step merger. Pursuant to the possible revised offer, Transatlantic’s stockholders would receive, for each outstanding share of Transatlantic common stock, (x) 1.5564 Validus shares, (y) $11.00 in cash as a special dividend, which would be funded by indebtedness, paid by Transatlantic to its stockholders immediately prior to closing of the exchange offer and (z) $2.00 in cash as a special dividend, which would be funded by excess cash of Transatlantic, paid by Transatlantic to its stockholders immediately prior to closing of the exchange offer, although the amount of such dividend would be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after October 31, 2011.

Also on October 31, 2011, Mr. Noonan contacted Mr. Sapnar to discuss the potential terms of a transaction between Validus and Transatlantic.

On the morning of November 1, 2011, Validus issued a press release announcing the extension of the Validus Exchange Offer until 5:00 p.m., Eastern time, on Friday, November 25, 2011.

Also on November 1, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn described the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting. Representatives of Goldman Sachs and Moelis discussed with the directors the conversations Goldman Sachs and Moelis had with respect to the possible revised offer communicated by Greenhill on the evening of October 31, 2011. Representatives of Goldman Sachs and Moelis also reviewed with the directors certain preliminary financial analyses of Validus’s revised proposal. Members of Transatlantic’s management discussed the status of Transatlantic’s review of certain aspects of a potential combination of Transatlantic and Validus. In this regard, the Transatlantic board of directors discussed, among other things, the effect that the combined company’s ratings would have on its business going forward and the importance of understanding Validus’s intended capital management plan for the combined company, while considering the large catastrophe exposure of the combined company. Members of Transatlantic management also discussed the status of Transatlantic’s due diligence review of Validus. The directors also received updates regarding the status of discussions with each of Consortium A and Consortium B. The directors then discussed, together with Transatlantic’s management and advisors, potential strategic alternatives available to Transatlantic. Among other things, the directors discussed the fact that Transatlantic stockholders would not have any ability to participate in the future upside of Transatlantic in Consortium B’s proposed transaction since they would be receiving all cash. In addition, the directors discussed the desire to expeditiously conclude the strategic review process in light of the upcoming reinsurance renewal season in order to (i) maintain the confidence of Transatlantic’s clients and brokers that Transatlantic would remain a viable reinsurer, (ii) allow those trading partners to understand the credit risk of their counterparty, including any party with which Transatlantic may enter into a strategic transaction, (iii) ensure that Transatlantic did not enter into contracts which could have adverse financial effects in the event of a later announced transaction and (iv) provide certainty regarding the future of Transatlantic to its own employees who would have to negotiate and execute renewals. Following a discussion, the Transatlantic board of directors authorized Goldman Sachs and Moelis to inform Greenhill that (i) the Transatlantic board of directors was not in a position to accept the possible revised offer at that time, (ii) in light of the impact that the combined company’s ratings would have on its business, Transatlantic was requesting that Validus approach the rating agencies together with Transatlantic to discuss the expected ratings for the combined company and (iii) in light of the importance of capital flexibility with respect to the combined company’s business, Transatlantic wanted to engage in further discussions with Validus regarding the intended capital management plans for the combined company. In addition, the directors authorized Goldman Sachs and Moelis to reach out to representatives of each of Consortium A and Consortium B in order to request that each party revise its proposal to provide additional consideration to Transatlantic stockholders.

Also on November 1, 2011, Mr. Noonan called Mr. Sapnar to inform him that he was considering Transatlantic’s request to jointly approach the rating agencies and to discuss the combined company’s capital management plans.

On November 2, 2011, Mr. Noonan called Mr. Sapnar to arrange a meeting between representatives of Transatlantic and representatives of Validus to discuss, among other things, approaching the rating agencies and capital management plans for the combined company (which we refer to as the “Proposed Meeting”). The Proposed Meeting was scheduled for the evening of November 2, 2011.

Also on November 2, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn described the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting. Representatives of Goldman Sachs and Moelis discussed with the directors the conversation that had occurred between representatives of Goldman Sachs, Moelis and Greenhill on November 1, 2011. Mr. Sapnar also discussed with the Transatlantic board of directors his conversation with Mr. Noonan earlier that day. The directors then received additional updates regarding Transatlantic’s strategic review process, including with respect to the status of discussions with Consortium A and Consortium B. The directors discussed the need to expeditiously conclude the strategic review process in light of the upcoming reinsurance renewal season.

Immediately prior to the scheduled time for the Proposed Meeting on November 2, 2011, Mr. Noonan contacted Mr. Sapnar to cancel such meeting.

Subsequently on November 2, 2011, Validus sent a letter to the Transatlantic board of directors informing them that Validus had revised the Validus Exchange Offer for all of the outstanding shares of Transatlantic common stock and would be offering Transatlantic stockholders the right to receive (x) 1.5564 Validus shares, (y) $11.00 in cash through a pre-closing dividend funded by new indebtedness of Validus and (z) up to $2.00 in cash through a pre-closing dividend (which we refer to as the “Revised Validus Exchange Offer”). The letter noted that the aggregate amount available to pay the additional $2.00 cash pre-closing dividend to Transatlantic’s stockholders would be reduced on a dollar-for-dollar basis for any funds used by Transatlantic for share repurchases made after October 31, 2011.

Also on November 2, 2011, Validus delivered two letters to Transatlantic. In the first letter, Validus demanded that the Transatlantic board of directors set a record date for its previously announced consent solicitation to, among other things, remove all of the Transatlantic directors and replace them with three Validus selected nominees. In the second letter, Validus demanded that Transatlantic deliver to Validus, among other things, a list of Transatlantic stockholders as of the date of such record date.

On November 3, 2011, Validus issued a press release announcing the Revised Validus Exchange Offer and amended its Schedule TO.

Also on November 3, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn described the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting. Representatives of Goldman Sachs and Moelis then reviewed with the directors the terms of, and certain financial analyses with respect to, the Revised Validus Exchange Offer and also certain financial metrics with respect to Validus. The directors also received updates from Transatlantic’s management and advisors regarding the strategic review process, including with respect to the status of discussions with Consortium A and Consortium B. Following a discussion, the Transatlantic board of directors unanimously resolved to recommend that Transatlantic’s stockholders reject the Revised Validus Exchange Offer.

On November 4, 2011, Transatlantic issued a press release relating to the determination made at the November 3, 2011 meeting of the Transatlantic board of directors.

In the few days prior to November 4, 2011, Weston M. Hicks, President and Chief Executive Officer of Alleghany, spoke to members of Alleghany’s board of directors about the possibility of submitting a proposal for Alleghany to acquire 100% of the outstanding capital stock of Transatlantic. The directors were supportive of the proposal and authorized Mr. Hicks to begin discussing the possible transaction with representatives of Transatlantic.

Also on November 4, 2011, Mr. Sapnar met with Mr. Hicks, at which meeting Mr. Hicks informed Mr. Sapnar that Consortium A would be terminating discussions with Transatlantic regarding the strategic transaction that had previously been discussed and that Alleghany was prepared to instead submit a proposal to effect a strategic business combination transaction between Alleghany and Transatlantic.

Later on November 4, 2011, Alleghany delivered a letter and term sheet to Transatlantic expressing an interest in entering into a transaction with Transatlantic pursuant to which Transatlantic would be merged into a wholly owned subsidiary of Alleghany, with Transatlantic stockholders receiving cash and/or shares of Alleghany common stock with an aggregate value of $56.52 per share of Transatlantic common stock (based on the value of Alleghany’s common stock as of November 4, 2011), and consisting of 0.136 shares of Alleghany common stock and $13.20 in cash for each share of Transatlantic common stock. Alleghany’s proposal further noted that in connection with the proposed transaction (i) Mr. Brandon would have a senior management role at the combined company, with Mr. Sapnar acting as the President and Chief Executive Officer of Transatlantic and Mr. Orlich acting as a senior advisor to Transatlantic, (ii) the termination fees in a potential merger agreement between Alleghany and Transatlantic would be substantially similar to those set forth in the Allied World Merger Agreement, and (iii) after the closing of the potential transaction, the Alleghany board of directors would be expanded from 11 to 14, with the three additional members coming from the Transatlantic board of directors.

On November 5, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn reviewed with the directors the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting. Mr. Sapnar and representatives of Goldman Sachs and Moelis provided the directors with certain information regarding Alleghany and plans to commence mutual due diligence with Alleghany. The directors then discussed the proposal received from Alleghany, as well as the Revised Validus Exchange Offer and the proposal previously received from Consortium B. Following this discussion, the directors authorized management to engage in further discussions with Alleghany regarding a potential transaction.

From November 5, 2011 and continuing until the execution of the merger agreement on November 20, 2011, the management teams of Transatlantic and Alleghany, together with their respective financial, actuarial, tax and legal advisors, performed extensive mutual due diligence and discussed the structure of a possible transaction through a series of meetings, telephonic discussions and a review of both public and non-public information.

On November 7, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn reviewed with the directors the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting. Representatives of Goldman Sachs and Moelis reviewed with the directors an analysis of Transatlantic’s Share Repurchases, including the impact of the repurchases on Transatlantic’s book value and its affect on the Revised Validus Exchange Offer. Following a discussion, the directors determined to continue the Share Repurchases. Representatives of Goldman Sachs and Moelis then reviewed a preliminary financial analysis of the proposal delivered to Transatlantic by Alleghany on November 4, 2011 as well as certain information regarding Alleghany’s business and operations. The directors then engaged in a discussion regarding the strategic alternatives available to Transatlantic which could deliver value to stockholders, including the possibility of remaining independent.

On November 8, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis to discuss the progress of Transatlantic’s strategic review process, including with respect to each of Alleghany and Consortium B. Among other things, the directors discussed their concerns that the Consortium B proposal was highly conditional and raised insurance regulatory concerns, that a “run-off” structure would potentially impair Transatlantic’s ability to attract and retain business prior to the closing of any such transaction, and that the proposal would not allow Transatlantic stockholders to share in any upside potential of the proposed transaction. The directors further discussed the need to expeditiously receive all the information required to conclude the strategic review process in light of the upcoming reinsurance renewal season and authorized Transatlantic’s management and advisors to continue discussions with each of Alleghany and Consortium B.

On November 9, 2011, representatives of Goldman Sachs and Moelis contacted representatives of UBS and Morgan Stanley to discuss the terms of a potential transaction between Transatlantic and Alleghany noting, among other things, that Transatlantic would be seeking increased per share consideration.

On November 11, 2011, Consortium B delivered a letter to Transatlantic setting forth a revised proposal to acquire all of the outstanding shares of Transatlantic common stock for $60.00 in cash per share, subject to completion of due diligence, receipt of committed financing and the execution of definitive documentation. No debt or equity financing commitment documents were delivered with the proposal. The proposal letter set forth certain open requests for information and also requested that Transatlantic release Allied World from certain of its obligations under the Allied World Confidentiality Agreement in order to permit Allied World to engage in discussions regarding Consortium B’s proposal with a view towards Allied World potentially acquiring renewal rights from Consortium B. Such limited release was subsequently delivered to Allied World on November 14, 2011, and permitted Allied World and Consortium B to engage in discussions until Monday, November 21, 2011, with a subsequent request by Consortium B to extend such release not granted.

Also on November 11, 2011, Wachtell, Lipton, Rosen & Katz, Alleghany’s outside legal counsel (which we refer to as “Wachtell Lipton”), distributed a draft merger agreement to Gibson Dunn. From November 11, 2011 and continuing until the execution of the merger agreement, representatives of Alleghany, Transatlantic, Wachtell Lipton and Gibson Dunn negotiated the provisions of the merger agreement, including the representations and warranties, covenants (including the non-solicitation covenant), termination rights, termination fees and the expense reimbursement provisions.

On November 12, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Richards Layton reviewed with the directors the applicable legal standards in connection with the review of the revised proposal received from Consortium B. Representatives of Goldman Sachs and Moelis reviewed certain preliminary financial analyses of the revised proposal received from Consortium B. The directors discussed, among other things, the substantial insurance regulatory and business risks associated with entering into a transaction as proposed by Consortium B, which would entail the run-off of a substantial portion of Transatlantic’s business, as well as the risks that Consortium B would be unable to obtain committed financing for its proposal. The directors also considered the fact that permitting Allied World to engage in discussions with Consortium B might lead Consortium B to be able to increase the amount of the consideration payable to Transatlantic’s stockholders in a possible transaction. Following a discussion, the directors determined to grant Allied World a limited release of its obligations under the Allied World Confidentiality Agreement in order to engage in discussions with Consortium B. The directors further instructed Goldman Sachs and Moelis to request that each of Alleghany and Consortium B submit their revised proposals by Wednesday, November 16, 2011.

On November 14, 2011, representatives of Consortium B delivered a draft merger agreement to representatives of Transatlantic. The draft agreement indicated that completion of a transaction with Consortium B would require Consortium B to raise approximately $1.1 billion in debt financing prior to closing. No debt or equity commitment documents were delivered with the draft merger agreement. In the event such financing was not completed, Transatlantic’s contractual remedy would be limited to a reverse break fee of approximately $175 million and certain limited specific performance remedies.

On November 16, 2011, Consortium B delivered a letter to Transatlantic setting forth a revised proposal to acquire all of the outstanding shares of Transatlantic common stock for $61.50 in cash per share. The letter also included a form of equity commitment letter and an executed debt commitment letter.

On the morning of November 17, 2011, Transatlantic and Alleghany held joint meetings with three rating agencies. Following these meetings, two of the rating agencies informed Transatlantic that, although no assurances could be given, Transatlantic would likely retain its current financial strength ratings as a subsidiary of Alleghany. On the afternoon of November 18, 2011, the third ratings agency provided an indicative rating conclusion that the current financial strength ratings would remain unchanged should the proposed transaction be consummated.

Later on November 17, 2011, the Strategy Committee of the Transatlantic board of directors met telephonically, along with representatives of Gibson Dunn, Goldman Sachs and Moelis. Representatives of Gibson Dunn discussed with the directors certain litigation alternatives that were available to Transatlantic, including filing a lawsuit in the Delaware Court of Chancery against Validus asserting that certain proposals in the solicitation of written consents commenced by Validus conflicted with provisions of the Transatlantic charter and Delaware law. The Strategy Committee authorized Gibson Dunn to proceed with the filing of the complaint. The Strategy Committee also received an update regarding Transatlantic’s strategic review process.

On November 18, 2011, Transatlantic filed a lawsuit against Validus in the Delaware Court of Chancery alleging, among other things, that certain of the proposals set forth in Validus’s proposed solicitation of written consents from Transatlantic stockholders violated provisions of the Transatlantic charter and Delaware law.

Also on November 18, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn provided a litigation update to the directors. Representatives of Goldman Sachs and Moelis reviewed certain preliminary financial analyses of the proposal received from Consortium B earlier that week and provided an update regarding the status of discussions with Alleghany. Representatives of Gibson Dunn described the terms of the draft merger agreement and commitment letters received from Consortium B. Among other things, the directors considered the execution risks associated with Consortium B’s proposal, including the conditionality of the financing and the regulatory risks related to seeking approval by insurance regulators of a transaction that entailed a run-off of a substantial portion of Transatlantic’s business and assets. Members of Transatlantic’s management then presented to the directors a possible plan for Transatlantic to remain independent.

Also on November 18, 2011, the Alleghany board of directors held a special meeting. At this meeting, Mr. Hicks and other members of Alleghany management described in detail the terms of the proposed business combination with Transatlantic. Mr. Hicks explained that Alleghany intended, subject to the support of the Alleghany board of directors, to submit an improved proposal to Transatlantic to acquire 100% of the shares of common stock of Transatlantic for consideration consisting of 0.145 shares of Alleghany common stock and $13.20 in cash per share. The directors then heard presentations from management and representatives of its financial and legal advisors, updating the board on the findings of the financial, accounting and legal due diligence investigations. In addition, representatives of UBS and Morgan Stanley made presentations regarding certain of their preliminary financial analyses. Representatives of Wachtell Lipton also described the proposed terms of the merger agreement. On the basis of these discussions, the Alleghany board of directors authorized Mr. Hicks and the financial and legal advisors of Alleghany to work with Transatlantic and its advisors to finalize a transaction on the terms described to them. The Alleghany board of directors agreed to meet again on November 20, 2011 to discuss the final terms of the transaction and determine whether it would approve entry into the merger agreement.

Later on November 18, 2011, representatives of Alleghany contacted representatives of Goldman Sachs and Moelis to convey a revised proposal from Alleghany consisting of 0.145 shares of Alleghany common stock and $13.20 in cash per share of Transatlantic common stock. Representatives of Alleghany further conveyed that Alleghany’s revised proposal (i) was contingent upon the merger agreement containing termination fees and other provisions substantially similar to those set forth in the Allied World Merger Agreement, and (ii) only three Transatlantic directors being elected to the Alleghany board of directors.

Later in the evening of November 18, 2011, the Strategy Committee of the Transatlantic board of directors met telephonically, along with representatives of Gibson Dunn, Goldman Sachs and Moelis. The Strategy Committee discussed the proposals received from each of Alleghany and Consortium B, as well as the Revised Validus Exchange Offer. The Strategy Committee discussed the desire to expeditiously conclude the strategic review process in light of the upcoming reinsurance renewal season. The Strategy Committee authorized Goldman Sachs and Moelis to contact representatives of Alleghany that evening to request an additional $2.00 of cash consideration and the removal of the “force the vote” provision from the merger agreement. The Strategy Committee further authorized Goldman Sachs and Moelis to contact representatives of Consortium B to relay Transatlantic’s concerns regarding the significant conditionality and significant insurance regulatory risks of Consortium B’s proposal. Following this meeting, representatives of Goldman Sachs and Moelis contacted representatives of Alleghany to relay Transatlantic’s request. Representatives of Goldman Sachs and Moelis also contacted representatives of Consortium B in order to relay Transatlantic’s serious concerns with their proposal.

Also on November 18, 2011, in response to the lawsuit filed by Transatlantic earlier that day, a Validus representative electronically delivered to Transatlantic a request for a new record date in connection with Validus’s proposed solicitation of written consents from Transatlantic stockholders. The request was accompanied by a new set of proposals, which sought, among other things, to remove five of Transatlantic’s seven directors, and elect three Validus nominees to the Transatlantic board of directors.

Also during the evening of November 18, 2011, an article describing the terms of a possible proposal to acquire Transatlantic for a price in excess of $60 per share appeared in the press.

On November 19, 2011, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. The Transatlantic board of directors invited a representative of Davis Advisors to join the meeting and provide Davis Advisors’s views regarding the strategic alternatives available to Transatlantic. At this meeting, the representative of Davis Advisors conveyed Davis Advisors’s support for a transaction between Transatlantic and Alleghany. Following the Davis Advisors representative’s departure from the meeting, representatives of Gibson Dunn reviewed with the directors the applicable legal standards in connection with the matters being considered by the Transatlantic board of directors at the meeting and provided an overview of the proposals received from each of

Validus, Alleghany and Consortium B. Representatives of Goldman Sachs and Moelis reviewed certain preliminary financial analyses of the proposal received from Alleghany. The directors discussed each of the strategic alternatives available to Transatlantic and the desire to expeditiously conclude the strategic review process. In discussing Consortium B’s proposal, the Transatlantic board of directors considered (i) that Consortium B intended to run-off Transatlantic’s existing business and to sell Transatlantic’s renewal rights to Allied World, (ii) that it was uncertain as to whether Consortium B’s proposal could obtain insurance regulatory approval on a timely basis, if at all, or whether the insurance regulators would place significant conditions on their approval, which could result in Consortium B not being able to consummate the transaction, (iii) their belief that no profitable and solvent insurance company of the size of Transatlantic has ever been put into run-off, making the likelihood of successful completion of the transaction uncertain, (iv) that Consortium B’s proposal would not allow Transatlantic stockholders to participate in any profits realized by Consortium B from the transaction, (v) that Consortium B’s proposal required both equity and debt financing and there were numerous conditions to receipt of that financing and such financing might not be obtained on a timely basis or at all, (vi) that the announcement of Consortium B’s transaction could cause disruption among Transatlantic’s customers and employees, thus potentially damaging Transatlantic’s operations, which could significantly impair stockholder value if the transaction was not completed, (vii) that Consortium B’s transaction would be taxable to Transatlantic stockholders, and (viii) that if Transatlantic entered into a transaction agreement with Consortium B on the terms proposed, but it was not completed, the maximum compensation that Transatlantic would receive under any circumstance would be $175 million and in certain circumstances, Transatlantic might not receive any compensation, and in any event such payments might be insufficient to compensate Transatlantic for the harm to its business and operations. The directors then authorized Mr. Sapnar to contact Mr. Noonan to inform him that the Transatlantic board of directors would be meeting that weekend to review its strategic alternatives.

Following the meeting, representatives of Gibson Dunn attended a conference call with the legal advisors to Consortium B to discuss the debt commitment letter delivered to Transatlantic earlier that week and further expressed the Transatlantic board of directors’ concerns regarding the conditionality of the proposal, including the conditionality of the debt commitment letter and the fact that Consortium B would be unable to complete the merger absent such debt financing.

In the afternoon of November 19, 2011, members of Transatlantic’s management, including Messrs. Sapnar and Kenneth Apfel, Executive Vice President and Chief Actuary of Transatlantic, along with representatives of Goldman Sachs and Moelis, met with representatives of Alleghany, UBS and Morgan Stanley to discuss the terms of a possible transaction. At this meeting, Alleghany increased its proposal to 0.145 shares of Alleghany common stock and $14.00 in cash per share of Transatlantic common stock, which had an aggregate value of $59.57 per share based on the closing price of Alleghany common stock on November 18, 2011. Alleghany also conveyed to Transatlantic that if a merger agreement was not reached and announced by the morning of November 21, 2011, Alleghany would withdraw its proposal because it believed there could be substantial harm to the Transatlantic franchise from press speculation regarding a possible proposal to acquire Transatlantic and then run-off a substantial portion of its operations. Representatives of Transatlantic asked that Alleghany increase its proposal. After discussions with management and its financial advisors, representatives of Alleghany responded that Alleghany was unwilling to increase its price beyond the terms that had already been discussed. The representatives of Alleghany further indicated that a meeting of the Alleghany board of directors was to be held the following morning to approve the business combination on the terms currently being discussed, and expressed its desire that the Transatlantic board of directors would do the same. Thereafter, talks between the parties temporarily ceased.

Also on November 19, 2011, at the direction of the Transatlantic board of directors, Mr. Sapnar contacted Mr. Noonan and indicated that the Transatlantic board of directors would be meeting on the morning of November 20 to review strategic alternatives available to Transatlantic.

On the morning of November 20, 2011, Mr. Noonan orally communicated to Mr. Sapnar that Validus would be prepared to revise its offer to 1.5564 Validus shares plus $14.00 in cash for each share of Transatlantic common stock, which had a market value of $58.59 based on the closing price of Validus shares on November 18, 2011.

Also on the morning of November 20, 2011, representatives of Alleghany communicated to representatives of Goldman Sachs a further increased proposal, comprised of 0.145 shares of Alleghany common stock and $14.22 in cash for each share of Transatlantic common stock, which had an aggregate value of $59.79 per share, based on the closing price of Alleghany common stock on November 18, 2011. The proposal further provided that Transatlantic would not be permitted to pay dividends (apart from the dividend previously declared in September) during the pendency of the merger. Following this communication, Mr. Press communicated with Mr. Hicks regarding the terms of Alleghany’s proposal.

Later that morning, the Transatlantic board of directors met telephonically, along with members of Transatlantic’s management and representatives of Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Representatives of Gibson Dunn reviewed the applicable legal standards in connection with the matters to be considered by the Transatlantic board of directors at the meeting. The directors received updates from Mr. Sapnar and representatives of Goldman Sachs and Moelis regarding the status of each of the strategic proposals. The directors authorized Mr. Sapnar, Goldman Sachs and Moelis to continue their discussions with each of the potential counterparties to a transaction, with a view to providing additional consideration to the Transatlantic stockholders and expeditiously concluding the strategic review process.

Later that morning, the Alleghany board of directors met, along with members of Alleghany’s management and representatives of UBS, Morgan Stanley and Wachtell Lipton. The financial advisors updated the board as to the events that had taken place since the meeting of the board on the afternoon of November 18. Mr. Hicks indicated that the current proposal was for Alleghany to acquire Transatlantic for consideration consisting of 0.145 shares of Alleghany common stock and $14.22 in cash for each share of common stock, an increase of $1.02 from the proposal discussed on November 18. Mr. Hicks indicated that as part of this proposal, Transatlantic would not be permitted to declare or pay any future dividends during the pendency of the merger. Each of UBS and Morgan Stanley reviewed with the Alleghany board of directors their joint financial analysis relating to the merger and each subsequently delivered to the Alleghany board of directors a written opinion, dated November 20, 2011, to the effect that, as of that date and based on and subject to various assumptions, matters considered, qualifications and limitations described in their respective opinions, the merger consideration to be paid to Alleghany in the merger was fair, from a financial point of view, to Alleghany. Representatives of Wachtell Lipton discussed with the board of directors the legal standards applicable to its decisions and actions with respect to the proposed merger, and the duties of the board of directors in connection with the proposed transactions. Following these discussions, the Alleghany board of directors determined that the proposed transaction with Transatlantic was advisable to and in the best interests of Alleghany and its stockholders, and voted to approve the merger agreement.

In the afternoon of November 20, 2011, Mr. Noonan conveyed to a representative of Transatlantic that Validus would be prepared to offer 1.5564 Validus shares and $15.50 in cash per Transatlantic share if the Transatlantic board were willing to accept Validus’s offer, which had a value of $60.09 based on the closing price of Validus voting common stock on Friday, November 18, 2011.

Also in the afternoon of November 20, 2011, Transatlantic again requested that Alleghany further increase its proposed consideration but Alleghany conveyed to Transatlantic that it would not be willing to do so beyond the increase agreed to earlier that morning.

On the evening of November 20, 2011, the Transatlantic board of directors met telephonically with members of Transatlantic’s management, as well as representatives from Gibson Dunn, Richards Layton, Goldman Sachs and Moelis. Among other things, the Transatlantic board of directors reviewed and considered (i) the final proposal received from Alleghany pursuant to which the stockholders of Transatlantic would receive consideration consisting of 0.145 Alleghany common shares and $14.22 in cash for each share of Transatlantic common stock, which had an aggregate value of $59.79 per share, based on the closing price of Alleghany common stock on November 18, 2011, (ii) the revised Validus proposal of 1.5564 Validus shares and $15.50 in cash for each share of Transatlantic common stock, which had an aggregate value of $60.09 per share, based on the closing price of Validus voting common stock on November 18, 2011, (iii) the final run-off proposal received by Consortium B of $61.50 in cash per share, and (iv) the possibility of remaining an independent company. Representatives of Gibson Dunn reviewed with the directors the applicable legal standards in connection with the matters to be considered by the Transatlantic board of directors at the meeting. Representatives of Gibson Dunn further described the terms of the draft merger agreement, including the mechanics of the cash and stock elections and proration, which had been negotiated with Alleghany.

The directors considered, among other things, the highly conditional nature of Consortium B’s proposal and the insurance regulatory risks posed by the proposal, which created uncertainties about the likelihood of consummating a transaction, and the fact that Transatlantic stockholders would not share in any upside potential of the proposed transaction.

The directors also considered, among other things, that the terms of the Alleghany transaction had been fully negotiated and that further pursuing a transaction with Validus would likely have had an adverse effect on Alleghany’s willingness to proceed with the proposed transaction. The directors and management also discussed the fact that a business combination with Validus would involve various business and execution risks, including (i) the continuing risk, and additional diligence that would be needed, regarding the capital management plan for a Validus-Transatlantic combined company, (ii) the potential negative impact on Transatlantic’s ratings resulting from a transaction with Validus and, consequently, on Transatlantic’s business, (iii) Validus’s questionable ability to fully realize potential synergies and plans to return capital, (iv) that the terms of a transaction with Validus had not been finalized, and (v) the likelihood of receiving stockholder approval for the transaction. The directors also considered, among other things, (i) that Davis Advisors, Transatlantic’s largest stockholder, had indicated that it supported the Alleghany proposal, (ii) that Transatlantic would be able to maintain its financial strength ratings in a transaction with Alleghany, and (iii) the matters described below under “—Transatlantic’s Reasons for the Merger; Recommendations of the Transatlantic Board of Directors.”

Representatives of Moelis then presented to the Transatlantic board of directors various financial analyses regarding the proposed merger with Alleghany, as further described below under “—Opinion of Transatlantic’s Financial Advisor—Moelis & Company LLC.” In connection with the deliberation by the Transatlantic board of directors, Moelis delivered to the Transatlantic board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 20, 2011, to the effect that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to the holders of Transatlantic common stock. Representatives of Goldman Sachs then presented to the Transatlantic board of directors various financial analyses regarding the proposed merger with Alleghany, as further described below under “—Opinion of Transatlantic’s Financial Advisor—Goldman, Sachs & Co.” In connection with the deliberation by the Transatlantic board of directors, Goldman Sachs delivered to the Transatlantic board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 20, 2011, that, as of such date and based upon and subject to the limitations and assumptions set forth in such written opinion, the merger consideration to be paid to the holders (other than Alleghany and its affiliates) of the outstanding shares of Transatlantic common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

Following these discussions, the Transatlantic board of directors unanimously determined that the proposed transaction with Alleghany was advisable to and in the best interests of Transatlantic and its stockholders, and voted unanimously to approve the merger agreement.

Following the board meetings on November 20, 2011, all agreements were finalized and the merger agreement was then executed by Transatlantic, Alleghany and Shoreline Merger Sub, LLC. On the morning of November 21, 2011, Transatlantic and Alleghany issued a joint press release announcing the merger.

On November 28, 2011, Validus announced that it was withdrawing the Revised Validus Exchange Offer.

On December 7, 2011, Validus delivered a letter to Transatlantic withdrawing its previous request for a record date in connection with its solicitation of written consents from Transatlantic’s stockholders.

Alleghany’s Reasons for the Merger; Recommendation of the Alleghany Board of Directors

In reaching its decision to approve the merger agreement and recommend approval by Alleghany stockholders of the stock issuance proposal, the Alleghany board of directors consulted with Alleghany’s management, as well as with Alleghany’s legal and financial advisors, and also considered a number of factors that the Alleghany board of directors views as supporting its decision, including, but not limited to, the following:

•

the fact that the merger will create a company with a greater size and economies of scale, which should enable it to have incremental excess capital, greater capital flexibility, the ability to respond to competitive pressures and an increased opportunity to compete profitably;

•	the potential for the merger to create an industry leader in both U.S. excess and surplus lines and global specialty reinsurance;

•	the addition of a global reinsurance platform that is intended to provide Alleghany with access to a profitable new business segment;

•

that the transaction is accretive to Alleghany’s September 30, 2011 book value per share (after adjusting for subsequent share repurchases prior to the transaction announcement) by approximately 7% and tangible book value per share by approximately 10%;

•	that the combined company’s investments per share will increase materially;

•	that Transatlantic will be operated as an independent, standalone subsidiary of Alleghany, intended to minimize integration concerns;

•	that Alleghany will continue to have, after the merger, conservative financial leverage and will not need to issue any incremental debt in connection with the merger;

•	that the merger is expected to provide the flexibility to allocate capital to drive superior, risk-adjusted return opportunities in insurance, reinsurance, investments and capital management;

•

that the addition of Transatlantic is intended to create a more diversified pool of underwriting risk by product and geography and that Transatlantic and Alleghany have compatible underwriting disciplines;

•	that it is expected that Transatlantic will maintain its current financial strength ratings of “A+” from Standard & Poor’s and “A” from A.M. Best;

•	the addition of the strong and experienced management team from Transatlantic;

•

that reinsurance industry veteran Joseph P. Brandon, former chief executive of Berkshire Hathaway’s General Re Corporation, will serve as President of AIHL, Executive Vice President of Alleghany and Chairman of Transatlantic’s board of directors if the merger is completed;

•

the opinion of UBS rendered to the Alleghany board of directors to the effect that, as of the date such merger agreement was signed, based upon and subject to the factors and assumptions set forth in its written opinion, that the merger consideration to be paid by Alleghany in the merger was fair, from a financial point of view, to Alleghany; and

•

the opinion of Morgan Stanley rendered to the Alleghany board of directors to the effect that, as of the date such merger agreement was signed, based upon and subject to the factors and assumptions set forth in its written opinion, that the merger consideration to be paid by Alleghany in the merger was fair, from a financial point of view, to Alleghany.

In addition to the factors described above, the Alleghany board of directors also considered the following factors:

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its knowledge of Alleghany’s business, operations, financial condition, earnings and prospects and of Transatlantic’s business, operations, financial condition, earnings and prospects, taking into account Alleghany’s due diligence review of Transatlantic;

•

the integration factors relating to similar cultures focused on underwriting discipline and risk management, the overlap in use of information systems, limited business overlap and the proven integration track record of Alleghany;

•	the fact that the amount of cash consideration to be issued in the merger is fixed and that the value of the merger consideration will fluctuate based on the market price of Alleghany’s common stock;

•	the terms and conditions of the merger agreement and the likelihood of receiving the required stockholder and regulatory approvals and of completing the merger on the anticipated schedule;

•

the provisions in the merger agreement relating to termination of the merger agreement, payment of termination fees (and amounts thereof) and Transatlantic’s agreement not to solicit alternative proposals and its obligation to hold a special meeting of its stockholders to vote on approval of the merger agreement regardless of whether the Transatlantic board of directors changes its recommendation “FOR” adoption of the merger agreement;

•	that stockholders holding approximately 18.65% of the outstanding shares of Alleghany common stock entered into agreements with Transatlantic to vote their shares in favor of the merger; and

•	that Davis Advisors, Transatlantic’s largest stockholder, is supportive of the merger and is willing to make public statements to this effect.

The Alleghany board of directors weighed the foregoing against a number of potentially negative factors, including:

•

the risk that certain of Transatlantic’s cedants may have the right, as a result of the merger, to cancel contracts on a cut-off or run-off basis (requiring the return of unearned premiums, net of commissions), and Transatlantic or Alleghany, as applicable, may be required to provide collateral to secure premium and reserve balances or may be required to cancel and commute a contract;

•

that the value of the merger consideration fluctuates with the price of Alleghany common stock and that poor performance of Alleghany common stock during the pendency of the merger could result in the value of the merger consideration being unattractive to Transatlantic stockholders;

•

that Validus had an outstanding exchange offer for shares of Transatlantic common stock and had an ongoing consent solicitation to, among other things, remove certain of Transatlantic’s directors and nominate three new directors to the Transatlantic board;

•	the risk that Transatlantic’s loss reserves may prove to be inadequate and reserve charges may be taken in the future;

•

the costs to be incurred in connection with the merger, including the costs of integrating the businesses of Alleghany and Transatlantic and the transaction expenses arising from the merger including payment of the termination fee owed to Allied World;

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the risk that after completion of the merger, Alleghany, with increased policies and geographic coverage, will have a level of volatility higher than Alleghany as a standalone entity as a result of additional property catastrophe risk exposure;

•

the challenges inherent in combining the businesses, operations and workforces of the two companies, including the potential for the possible distraction of management attention for an extended period of time;

•	the risk that, despite the combined efforts of Alleghany and Transatlantic prior to consummation of the merger, that Transatlantic may lose key personnel;

•

the restrictions on the conduct of Alleghany’s business during the period between execution of the merger agreement and the consummation of the merger, including the inability to pay dividends or repurchase shares of its common stock;

•	the risk that governmental entities may oppose or refuse to approve the merger or impose conditions on Alleghany and/or Transatlantic prior to approving the merger;

•	the risk of not realizing the anticipated benefits of the merger; and

•	the risks of the type and nature described under the heading “Risk Factors,” and the matters described under the heading “Special Note Regarding Forward-Looking Statements.”

This discussion of the information and factors considered by the Alleghany board of directors includes the material positive and negative factors considered by the Alleghany board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Alleghany board of directors. The Alleghany board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the stock issuance, the merger and the merger agreement and the other transactions contemplated by the merger agreement are advisable to and in the best interests of Alleghany and its stockholders. Rather, the Alleghany board of directors conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, members of Alleghany management and Alleghany’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Alleghany board of directors may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Alleghany board of directors and certain information presented in this section, is forward-looking in nature and, therefore, such information should be read in light of the “Special Note Regarding Forward-Looking Statements.”

The Alleghany board of directors declared advisable the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, and determined that the terms of the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance are advisable and in the best interests of Alleghany and its stockholders. The Alleghany board of directors recommends that the Alleghany stockholders vote “FOR” the stock issuance proposal.

Opinions of Alleghany’s Financial Advisors

Opinion of UBS Securities LLC

In connection with the meeting of Alleghany’s board of directors held to evaluate the proposed merger, UBS delivered to Alleghany’s board of directors a written opinion, dated November 20, 2011, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the merger consideration to be paid by Alleghany in the merger was fair, from a financial point of view, to Alleghany.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex B and is incorporated into this joint proxy statement/prospectus by reference. Holders of Alleghany common stock are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of Alleghany’s board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration to be paid by Alleghany in the Transaction, and does not address any other aspect of the merger. UBS’ opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available to Alleghany or Alleghany’s underlying business decision to effect the merger. UBS’ opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Alleghany and Transatlantic;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Transatlantic that were provided to UBS by the managements of Transatlantic and Alleghany and not publicly available, including financial forecasts and estimates prepared by the management of Transatlantic as adjusted by the management of Alleghany that Alleghany’s board of directors directed UBS to utilize for purposes of its analysis;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of Alleghany that were provided to UBS by the management of Alleghany and not publicly available, including financial forecasts and estimates prepared by the management of Alleghany that Alleghany’s board of directors directed UBS to utilize for purposes of its analysis;

•	reviewed certain third party analyses provided to UBS by the management of Alleghany (which we refer to collectively as the “Third Party Analyses”);

•	conducted discussions with members of the senior managements of Alleghany and Transatlantic concerning the business and financial prospects of Transatlantic;

•	conducted discussions with members of the senior management of Alleghany concerning the businesses and financial prospects of Alleghany;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of Alleghany common stock and Transatlantic common stock;

•	considered certain pro forma effects of the merger on Alleghany’s financial statements;

•	reviewed the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of Alleghany’s board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of Alleghany’s board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Alleghany or Transatlantic, and was not furnished with any such evaluation or appraisal, except that UBS was provided with copies of the Third Party Analyses. With respect to the financial forecasts, estimates, and pro forma effects referred to above, UBS assumed, at the direction of Alleghany’s board of directors, that such forecasts, estimates and pro forma effects had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Alleghany as to the future financial performance of Transatlantic and Alleghany and such pro forma effects. UBS is not an actuary and, accordingly, its services did not include any actuarial determinations or evaluations by UBS or an attempt by UBS to evaluate actuarial assumptions and UBS was not requested to conduct, and did not conduct, a review of any individual production, underwriting or claim files of Transatlantic or Alleghany. UBS expressed no opinion as to any matters relating to the reserves of Transatlantic or Alleghany, including, without limitation, the adequacy of such reserves, and UBS was advised and therefore assumed, at the direction of Alleghany’s board of directors, without independent verification, that such reserves were appropriate. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

In addition, at the direction of Alleghany’s board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the merger consideration to the extent expressly specified in UBS’ opinion, of the merger agreement or the form of the merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the consideration. UBS expressed no opinion as to what the value of Alleghany common stock would be when issued pursuant to the merger or the prices at which Alleghany common stock or Transatlantic common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of Alleghany’s board of directors, that (i) the parties to the merger agreement would comply with all material terms of the merger agreement, and (ii) the merger would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition of the merger agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on Alleghany, Transatlantic or the merger. Except as described above, Alleghany imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

Opinion of Morgan Stanley & Co.

Alleghany engaged Morgan Stanley to act as its financial advisor in connection with the transaction. In connection with the meeting of the Alleghany board of directors on November 20, 2011, Morgan Stanley rendered its written opinion to the Alleghany board of directors to the effect that, as of November 20, 2011, based upon and subject to the various assumptions, matters considered, qualifications and limitations set forth in the opinion, the merger consideration to be paid by Alleghany pursuant to the merger agreement, was fair from a financial point of view, to Alleghany.

The full text of the written opinion of Morgan Stanley, dated November 20, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations, qualifications and conditions to the review undertaken by Morgan Stanley in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Alleghany shareholders are urged to read Morgan Stanley’s opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Alleghany board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to be paid by Alleghany pursuant to the merger agreement, as of the date of the opinion. Morgan Stanley’s opinion did not in any manner address the prices at which the Alleghany common stock will trade following consummation of the merger or at any time. Morgan Stanley’s opinion does not constitute a recommendation as to how any stockholders of Alleghany or Transatlantic should vote at the stockholders’ meetings held in connection with the merger or whether to take any other action with respect to the merger.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Transatlantic and Alleghany, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Transatlantic and Alleghany, respectively;

•	reviewed certain financial projections prepared by the managements of Transatlantic and Alleghany, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of Transatlantic and Alleghany, respectively;

•	discussed the past and current operations and financial condition and the prospects of Transatlantic with senior executives of Transatlantic;

•

discussed the past and current operations and financial condition and the prospects of Alleghany, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Alleghany;

•	reviewed the pro forma impact of the merger on Alleghany’s book value per share, earnings per share, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for Transatlantic common stock and Alleghany common stock;

•

compared the financial performance of Transatlantic and Alleghany and the prices and trading activity of Transatlantic common stock and Alleghany common stock with that of certain other publicly-traded companies comparable with Transatlantic and Alleghany, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Transatlantic and Alleghany and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Transatlantic and Alleghany, and formed a substantial basis for its opinion. With respect to the financial projections, including information from Alleghany relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Transatlantic and Alleghany of the future financial performance of Transatlantic and Alleghany. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Code. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley noted that it is not a legal, tax, regulatory or actuarial advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Alleghany and Transatlantic and their legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Transatlantic’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of Transatlantic common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Transatlantic or Alleghany, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, November 20, 2011. Events occurring after November 20, 2011 may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The Morgan Stanley opinion was approved and authorized for issuance by a fairness opinion review committee in accordance with its customary practice and was addressed to, and for the use and benefit of, the Alleghany board of directors in connection with and for the purposes of its evaluation of the merger and does not in any manner address the prices at which Alleghany common stock will trade following consummation of the merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of Alleghany and Transatlantic should vote at the stockholders’ meetings to be held in connection with the merger. The Morgan Stanley opinion was limited to the fairness, from a financial point of view to Alleghany, of the merger consideration to be paid by Alleghany pursuant to the merger agreement.

Summary of Joint Financial Analyses

In connection with rendering their respective opinions to Alleghany’s board of directors, UBS and Morgan Stanley (which we refer to together as the “Alleghany Financial Advisors”) performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by the Alleghany Financial Advisors in connection with their respective opinions. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analyses for each of Alleghany and Transatlantic and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Alleghany, Transatlantic or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

The Alleghany Financial Advisors believe that their analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying the Alleghany Financial Advisors’ analyses and respective opinions. The Alleghany Financial Advisors did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of their respective opinions, but rather arrived at their ultimate respective opinions based on the results of all analyses undertaken by them and assessed as a whole.

The estimates of the future performance of Alleghany and Transatlantic provided by Alleghany or derived from public sources in or underlying the Alleghany Financial Advisors’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing their analyses, the Alleghany Financial Advisors considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Alleghany, Transatlantic or the Alleghany Financial Advisors. Because such analyses are inherently subject to uncertainty, none of Transatlantic, Alleghany, the Alleghany Financial Advisors nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The terms of the merger, including the composition of the merger consideration, were determined through arm’s-length negotiation between Alleghany and Transatlantic and the decision by Alleghany to enter into the merger was solely that of Alleghany’s board of directors, and was approved by the Alleghany board of directors. The Alleghany Financial Advisors’ respective opinions and financial analyses were only one of many factors considered by Alleghany’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Alleghany’s board of directors or management with respect to the merger or the merger consideration. Representatives of each Alleghany Financial Advisor provided advice to Alleghany during these negotiations. The Alleghany Financial Advisors, however, did not recommend any specific consideration amount or offer structure to Alleghany or its board of directors or that any specific consideration amount constituted the only appropriate consideration for the merger.

The following is a brief summary of the material financial analyses performed by the Alleghany Financial Advisors in connection with their respective opinions relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. In order for the Alleghany Financial Advisors’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by the Alleghany Financial Advisors. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the Alleghany Financial Advisors’ financial analyses. For purposes of the “Transatlantic Financial Analyses” described below, the term “implied per share value of the merger consideration” refers to the $59.79 implied per share value of the merger consideration, based on the sum of the per share value of the cash portion of the merger consideration of $14.22 and the implied per share value of the stock portion of the merger consideration of 0.145 of a share of Alleghany common stock, based on the closing price of Alleghany common stock on November 18, 2011. In addition, unless otherwise noted, the analyses described below are based on common shares outstanding as of November 18, 2011 for each of Transatlantic and Alleghany, and reflect share repurchases as of such date, as per each respective management, and, (i) exclude, for purposes of calculating aggregate equity value of Transatlantic, the value of 1.98 million restricted stock units of Transatlantic, or the RSUs, that will “roll over” in the merger, the fair market value of which has not yet been determined by Alleghany management, and (ii) include for purposes of calculating implied valuation multiples and per share values of Transatlantic, shares issuable pursuant to RSUs, as per Transatlantic management.

Transatlantic Financial Analyses

Selected Companies Analysis

The Alleghany Financial Advisors compared selected financial and stock market data of Transatlantic with corresponding data of the following three publicly traded companies listed in the U.S. that are primarily focused on diversified reinsurance operations:

•	Everest Re Group, Ltd.

•	PartnerRe Ltd.

•	Platinum Underwriters Holdings, Ltd.

Additionally, the Alleghany Financial Advisors compared selected financial and stock market data of Transatlantic with corresponding data of the following eleven publicly traded companies listed in the United States that have significant property and casualty reinsurance operations and market capitalizations under $10 billion:

•	XL Capital Ltd.

•	Arch Capital Group Ltd.

•	AXIS Capital Holdings Limited

•	RenaissanceRe Holdings Ltd.

•	Validus Holdings Ltd.

•	Allied World Assurance Company Holdings, Ltd.

•	Alterra Capital Holdings

•	Aspen Insurance Holdings Limited

•	Endurance Specialty Holdings Ltd.

•	Montpelier Re Holdings Ltd.

•	Flagstone Reinsurance Holdings Ltd.

The Alleghany Financial Advisors reviewed, among other things, the closing stock prices of the selected companies on November 18, 2011 as multiples of book value (which we refer to as “P/BV”) and tangible book value (which we refer to as “P/TBV”), in each case, as of the end of the most recent fiscal quarter for which financial information was publicly available as of November 18, 2011. The Alleghany Financial Advisors also reviewed closing stock prices of the selected companies on November 18, 2011 as multiples of calendar years 2012 and 2013 estimated earnings per share. The Alleghany Financial Advisors then compared these multiples derived for the selected companies with corresponding multiples implied for Transatlantic based both on the closing price of Transatlantic common stock on November 18, 2011 and the implied per share value of the merger consideration.

Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information and, unless otherwise noted, balance sheet data were calculated using diluted shares outstanding. Estimated financial data for Transatlantic were based on forecasts and estimates prepared by the management of Transatlantic, as adjusted by the management of Alleghany, that the Alleghany board of directors directed the Alleghany Financial Advisors to utilize for purposes of their analyses. This analysis indicated the following implied median, mean, high and low multiples for the selected companies, as compared to corresponding multiples implied for Transatlantic:

Price to Earnings Per Share
	P/BV1	P/TBV[1]	2012E	2013E
Reinsurance Companies
Median	0.76x	0.78x	7.4x	8.0x
Mean	0.74x	0.78x	7.6x	7.6x
High	0.77x	0.84x	8.1x	8.0x
Low	0.70x	0.70x	7.4x	6.7x

Other Companies
Median	0.79x	0.82x	8.2x	7.8x
Mean	0.83x	0.86x	8.2x	8.1x
High	1.21x	1.23x	12.9x	12.7x
Low	0.61x	0.65x	5.5x	5.1x

Implied multiples for Transatlantic based on the closing stock price on November 18, 2011	0.79x	0.79x	9.1x	8.2x
Implied multiples for Transatlantic based on the implied per share value of the merger consideration	0.87x	0.87x	10.0x	9.1x

[1]	Financial data for Everest Re Group Ltd., Arch Capital Group Ltd., and RenaissanceRe Holdings Ltd. were calculated using basic shares outstanding.

Selected Transactions Analysis

The Alleghany Financial Advisors reviewed transaction values in three selected transactions involving acquisitions announced since January 1, 2009 of companies primarily focused on property and casualty insurance, together with the proposed combination of Transatlantic and Allied World, which was subsequently terminated. The Alleghany Financial Advisors reviewed, among other things, implied equity values in the selected transactions as multiples of book value, tangible book value and, to the extent publicly available, estimated earnings for the twelve month period immediately following the most recent period for which financial information regarding the target company had been made available as of the announcement date of the applicable transaction (which we refer to as “NTM P/E”). The Alleghany Financial Advisors then compared these multiples derived for the selected transactions with corresponding multiples implied for Transatlantic based on the implied per share value of the merger consideration. Balance sheet multiples for the selected transactions, including the merger, were based on the most recent fiscal quarter end for which there was publicly available information for the target company at the time of announcement of the relevant transaction. Shares outstanding for each target company, other than for Transatlantic in the merger, were based on publicly available information as of the announcement date of the relevant transaction. Earnings multiples for the selected transactions, including the merger, were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. This analysis indicated the following implied multiples for the selected transactions, as compared to corresponding multiples implied for the merger:

Announcement Date	Acquiror	Target	P/BV	P/TBV	NTM P/E
7/5/2009	PartnerRe	Paris Re	0.98x	1.08x	N/A
7/9/2009	Validus	IPC	0.84x	0.84x	6.8x
3/3/2010	Max Capital Group	Harbor Point	0.80x	0.93x	N/A
6/12/2011	Allied World	Transatlantic	0.79x	0.79x	8.5x
11/21/2011	Alleghany	Transatlantic	0.87x	0.87x	9.6x

Dividend Discount Analysis

The Alleghany Financial Advisors performed a dividend discount analysis of Transatlantic using financial forecasts and estimates relating to Transatlantic prepared by the management of Transatlantic, as adjusted by the management of Alleghany, that Alleghany’s board of directors directed the Alleghany Financial Advisors to use for purposes of their analyses. The Alleghany Financial Advisors calculated a range of implied present values (as of December 31, 2011) of (i) the stand alone dividends that Transatlantic was forecasted to have the capacity to distribute from January 1, 2012 through December 31, 2016 and (ii) terminal values for Transatlantic based on its calendar year end 2016 estimated book value. Implied terminal values were derived by applying to Transatlantic’s calendar year end 2016 estimated book value a range of terminal P/BV multiples of 0.75x to 1.00x. Present values of dividends and terminal values were calculated using discount rates ranging from 8.0% to 10.0%. The dividend discount analysis resulted in a range of implied present values of approximately $57.70 to $76.50 per outstanding share of Transatlantic common stock, on a diluted basis, as compared to the implied per share merger consideration of $59.79.

Alleghany Financial Analyses

Selected Companies Analysis

The Alleghany Financial Advisors compared selected financial and stock market data of Alleghany with corresponding data of the following twelve publicly traded insurance companies with their principal listings in the U.S. and significant specialty commercial lines of U.S. insurance operations, either domiciled in the United States or with market capitalizations over $10 billion, or U.S./large cap insurance companies:

•	Travelers Cos. Inc.

•	ACE Ltd.

•	Chubb Corp.

•	CNA Financial Corporation

•	W.R. Berkley Corporation

•	Cincinnati Financial Corp.

•	Markel Corporation

•	American Financial Group, Inc.

•	HCC Insurance Holdings, Inc.

•	RLI Corp.

•	Navigators Group, Inc.

•	SeaBright Insurance Holdings, Inc.

Additionally, the Alleghany Financial Advisors compared selected financial and stock market data of Alleghany with corresponding data of the following six publicly traded insurance companies listed in the United States, but not domiciled in the United States that have significant specialty commercial lines of U.S. insurance operations and market capitalizations under $10 billion, or offshore insurance companies:

•	Arch Capital Group Ltd.

•	AXIS Capital Holdings Limited

•	White Mountains Insurance Group, Ltd.

•	Allied World Assurance Company Holdings, Ltd.

•	Endurance Specialty Holdings Ltd.

•	OneBeacon Insurance Group Ltd.

The Alleghany Financial Advisors reviewed, among other things, the closing stock prices of the selected companies on November 18, 2011 as multiples of book value and tangible book value, in each case as of the end of the most recent fiscal quarter. The Alleghany Financial Advisors also reviewed the closing stock prices of the selected companies on November 18, 2011 as multiples of calendar years 2012 and 2013 estimated earnings per share. The Alleghany Financial Advisors then compared these multiples derived for the selected companies with corresponding multiples implied for Alleghany based on the closing price of Alleghany common stock on November 18, 2011. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information and, unless otherwise noted, were calculated using basic shares outstanding. Estimated financial data for Alleghany were based on internal estimates of Alleghany’s management and, in the case of tangible book value, fully converted shares outstanding. This analysis indicated the following implied median, mean, high and low multiples for the selected companies, as compared to corresponding multiples implied for Alleghany:

Price to Earnings Per Share
	P/BV1	P/TBV[1]	2012E	2013E
U.S./Large Cap Insurance Companies
Median	0.94x	1.13x	12.1x	11.4x
Mean	0.96x	1.08x	14.8x	13.9x
High	1.75x	1.88x	27.9x	29.7x
Low	0.40x	0.40x	9.0x	9.1x

Offshore Insurance Companies
Median	0.88x	0.91x	10.9x	11.4x
Mean	0.95x	0.98x	13.2x	15.5x
High	1.27x	1.27x	27.5x	35.3x
Low	0.72x	0.78x	7.6x	7.3x

Implied multiples for Alleghany based on the closing stock price on November 18, 2011	0.96x	1.02x	32.0x	28.0x

[1]	Financial data for Allied World Assurance Company Holdings, Ltd., AXIS Capital Holdings Limited and Endurance Specialty Holdings Ltd. were calculated using diluted shares outstanding.

Sum-of-the-Parts Analysis

In light of the holding company nature of Alleghany’s business, the Alleghany Financial Advisors also conducted a sum-of-the-parts analysis, which consisted of two methods for estimating a range of value for Alleghany’s principal insurance subsidiaries: an implied trading value method and a dividend discount method.

Implied Trading Value Method

The Alleghany Financial Advisors applied the following ranges of multiples, based on a review of the public market price to book valuations of other publicly traded insurance companies with operations in certain respects comparable to the respective principal insurance subsidiaries, to the respective book values as of September 30, 2011 for Alleghany’s principal insurance subsidiaries set forth below:

P/BV Sept. 30, 2011
	Low	High
RSUI	1.10x	1.30x
CATA	0.80x	1.00x
PCC	0.50x	0.70x

This analysis produced a range of implied values for Alleghany’s principal insurance subsidiaries of approximately $1.9 billion to $2.2. billion, which corresponded to a range of P/BV multiples, on an aggregated basis, of approximately 1.00x to 1.20x.

Dividend Discount Method

The Alleghany Financial Advisors also performed a dividend discount analysis of Alleghany’s principal insurance subsidiaries using financial forecasts and estimates prepared by the management of Alleghany that Alleghany’s board of directors directed the Alleghany Financial Advisors to utilize for purposes of their analyses. The Alleghany Financial Advisors calculated a range of implied present values (as of December 31, 2011) of (i) the stand alone dividends that Alleghany’s principal insurance subsidiaries were forecasted to be able to distribute from January 1, 2012 through December 31, 2014 and (ii) terminal values for Alleghany’s principal insurance subsidiaries based on their aggregate calendar year end 2014 estimated book value. Implied terminal values were derived by applying to the aggregate calendar year end 2014 estimated book value of Alleghany’s principal insurance subsidiaries a range of terminal P/BV multiples of 1.00x to 1.20x. Present values of dividends and terminal values were calculated using discount rates ranging from 8.0% to 10.0%. The dividend discount analysis resulted in a range of implied present values of Alleghany’s principal insurance subsidiaries of approximately $1.6 billion to $2.0 billion, which corresponded to a range of P/BV multiples, on an aggregate basis, of approximately 0.88x to 1.08x.

The Alleghany Financial Advisors then estimated a range of implied per share values for Alleghany common stock, using the range of implied values for Alleghany’s principal insurance subsidiaries and (i) adding Alleghany’s other investments at book value as of September 30, 2011, and (ii) subtracting (a) the book value of outstanding debt of Alleghany as of September 30, 2011, and (b) the estimated present value of Alleghany’s corporate expenses, estimated by applying to Alleghany’s estimated tax-effected corporate administration expenses for the latest twelve month period for which financial information was publicly available as of November 18, 2011 estimated price/earnings multiples ranging from 8.0x to 10.0x.

These analyses resulted in a range of implied present values of Alleghany common stock ranging from approximately $283 per share to $356 per share, based on Alleghany’s diluted shares outstanding using the treasury stock method as of November 18, 2011, as compared to the closing price of Alleghany common stock on such date of $314.26.

Pro Forma Analysis

The Alleghany Financial Advisors reviewed the potential pro forma effect of the merger on Alleghany’s book value and tangible book value as of September 30, 2011, as well as estimated book value and tangible book value as of the calendar year end for 2011 through 2013. Estimated financial data for Alleghany were based on internal estimates of Alleghany’s management that Alleghany’s board of directors directed the Alleghany Financial Advisors to use for purposes of their analyses. Based on the implied per share value of the merger consideration, this analysis indicated the following per share accretion:

		FY Ended Dec. 31
	Sept. 30, 2011	2011E	2012E	2013E
Book value per share accretion	6.9%	7.0%	9.4%	13.0%
Tangible book value per share accretion	10.3%	10.3%	12.7%	16.4%

Actual results may vary from projected results and the variations may be material.

Miscellaneous

Under the terms of UBS’ engagement, Alleghany agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee of $15,000,000, $4,000,000 of which was payable in connection with UBS’ opinion and the remainder of which is contingent upon consummation of the merger. In addition, Alleghany agreed to reimburse UBS for certain of its reasonable out of pocket expenses, including fees, disbursements and other charges of its legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS and its affiliates have provided investment banking services to Alleghany and Transatlantic unrelated to the proposed merger, and for certain of such services UBS and its affiliates received compensation, including having acted as a co-manager on Alleghany’s $300,000,000 issuance of debt securities in 2010. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Alleghany and Transatlantic and, accordingly, may at any time hold a long or short position in such securities. Alleghany selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with Alleghany, Transatlantic and their respective businesses. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Pursuant to the engagement letter between Alleghany and Morgan Stanley, Alleghany paid Morgan Stanley a fee of $3,000,000 upon Alleghany’s execution of the merger agreement and, in the event the merger is completed, Alleghany has agreed to pay an additional fee of $7,000,000 payable at the time of closing. Alleghany has also agreed to reimburse Morgan Stanley for reasonable fees and disbursements of Morgan Stanley’s counsel and Morgan Stanley’s reasonable travel and certain other out of pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Morgan Stanley. Alleghany has also agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. Alleghany selected Morgan Stanley as its financial advisor in connection with the merger based on Morgan Stanley’s qualifications, expertise, reputation and experience in mergers and acquisitions. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management business. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may from time to time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans to Transatlantic, Alleghany or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Certain Alleghany Prospective Financial Information

Alleghany does not, as a matter of course, make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and Alleghany is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of Alleghany in connection with the merger, Alleghany’s management prepared and provided to Transatlantic, as well as to Goldman Sachs, Moelis, UBS and Morgan Stanley (with respect to UBS and Morgan Stanley only, as adjusted as described below), in connection with their respective evaluations of the fairness of the merger consideration, certain non-public, internal financial forecasts regarding Alleghany’s projected future operations for fiscal years 2011 through 2014. Alleghany has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were also considered by the Transatlantic board of directors for purposes of evaluating the merger.

These internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, GAAP, SAP, IFRS or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial forecasts. The prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Alleghany’s management. KPMG LLP, Alleghany’s independent auditor, has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report incorporated by reference in this joint proxy statement/prospectus relates to Alleghany’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but instead because these internal financial forecasts were provided by Alleghany to Transatlantic, Goldman Sachs, Moelis, UBS and Morgan Stanley (with respect to UBS and Morgan Stanley only, as adjusted as described below).

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Alleghany’s businesses) that are inherently subjective and uncertain and are beyond the control of Alleghany’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Alleghany’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions, the occurrence of unpredictable catastrophe events and other factors described in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of these internal financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that any of Alleghany, Transatlantic or their respective affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. None of Alleghany, Transatlantic or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and accurate with each successive year.

None of Alleghany, or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder, investor, Transatlantic or any other person, in the merger agreement or otherwise, concerning these internal financial forecasts or regarding Alleghany’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. The below forecasts do not give effect to the merger. Alleghany urges all stockholders to review Alleghany’s most recent SEC filings for a description of Alleghany’s reported financial results.

Subject to the foregoing qualifications, the net premiums written, net income, combined ratio and stockholders’ equity reflected below by fiscal year through the year 2014 were prepared by, or as directed by, Alleghany’s management and were delivered to Transatlantic, Goldman Sachs, Moelis, UBS and Morgan Stanley (with respect to UBS and Morgan Stanley only, as adjusted as described below).

Fiscal year ending December 31 ($ in millions):

	2011E	2012E	2013E	2014E
Net premiums written	$770	$824	$916	$1,030
Net income	$127	$84	$96	$117
Combined ratio	91.2%	94.1%	92.0%	91.1%
Stockholders’ equity(1)	$2,899	$3,029	$3,174	$3,342

(1)	Adjusted for 0.147mm ($43.9mm) shares repurchased through November 18, 2011

Alleghany management also provided to UBS and Morgan Stanley an adjusted set of prospective financial information which reflected a reduction of $9.5 million to net income for the quarter ending December 31, 2011 resulting from tax-related adjustments in respect of such quarter. Other than for such adjustment and its impact on subsequent periods, the prospective financial information provided to UBS and Morgan Stanley was identical to that delivered to Transatlantic, Goldman Sachs and Moelis.

In performing their analyses (which analyses were considered by the Alleghany board of directors for purposes of evaluating the merger), the Alleghany Financial Advisors used non-public, internal financial forecasts regarding Transatlantic’s projected future operations for fiscal years 2011 through 2016 as described in “—Certain Transatlantic Prospective Financial Information,” as such information was adjusted by Alleghany management. The net premiums written, net income, loss ratio, combined ratio and stockholders’ equity reflected below by fiscal year through the year 2016 for Transatlantic, as received from Transatlantic and adjusted by Alleghany, as described below and provided by Alleghany to the Alleghany Financial Advisors are as follows:

Fiscal year ending December 31 ($ in millions):

	2011E	2012E	2013E	2014E	2015E	2016E
Net premiums written	$3,883	$3,501	$3,740	$4,044	$4,273	$4,449
Net income	$59	$344	$379	$426	$431	$444
Loss Ratio	80.9%	67.5%	65.2%	64.0%	64.5%	64.6%
Combined ratio	109.3%	96.5%	94.2%	92.5%	92.5%	92.6%
Stockholders’ equity	$4,073	$4,163	$4,305	$4,502	$4,713	$4,947

Alleghany management informed the Alleghany Financial Advisors that it adjusted the prospective financial information prepared by Transatlantic and provided to Alleghany as described in “—Certain Transatlantic Prospective Financial Information” based on its due diligence investigation of Transatlantic to use more conservative assumptions. The adjustments were to (i) use a higher loss ratio, which increased losses and loss adjustment expenses; (ii) use a lower investment yield, which reduced investment income; and (iii) reduce taxes to reflect the lower taxable income resulting from the adjustments made pursuant to (i) and (ii).

Transatlantic’s Reasons for the Merger; Recommendation of the Transatlantic Board of Directors

In approving the merger agreement and recommending its adoption by Transatlantic stockholders, Transatlantic’s board of directors considered a number of factors and a substantial amount of information presented by and reviewed and discussed with Transatlantic’s management and legal and financial advisors, and considered numerous factors, including the following:

•

the review of strategic alternatives conducted by the Transatlantic board of directors and the board of directors’ belief, following such review, that the merger would provide greater value to Transatlantic stockholders than other potential strategic alternatives available to Transatlantic (including other recent proposals to acquire Transatlantic and the continued operation of Transatlantic as an independent standalone company) based on, among other things, the fact that the combined Alleghany-Transatlantic company would have meaningful excess capital and financial flexibility, a strong cultural fit focused on disciplined underwriting, limited integration risk, and the fact that Transatlantic would maintain its strong franchise and financial strength ratings, which the Transatlantic board of directors believed would enhance the value of the Alleghany common stock to be received in the transaction;

•

the belief of the Transatlantic board of directors and management that the merger has the potential to create a leading, diversified, specialty-focused insurance and reinsurance franchise with over 60% of the combined premiums derived from specialty insurance and reinsurance;

•

the fact Transatlantic’s largest stockholder, Davis Advisors, expressed support for the merger between Transatlantic and Alleghany during its discussion with the Transatlantic board of directors on November 19, 2011;

•	the belief of the Transatlantic board of directors and management that the combined company would have a strengthened balance sheet with estimated $7.2 billion of total capital;

•

the belief of the Transatlantic board of directors and management that the combined company would have meaningful excess capital and flexibility to allocate capital to the highest risk-adjusted return opportunities, including insurance, reinsurance, investments and capital management;

•

confirmation from the ratings agencies that Transatlantic would be able to maintain its current financial strength ratings as a subsidiary of Alleghany, especially at S&P, which the Transatlantic board of directors believes is a significant asset to Transatlantic’s international business;

•

the belief of the Transatlantic board of directors and management that the combination would diversify underwriting risk, which should allow the combined company to weather cyclical conditions, reduce volatility of earnings and cash flows, and deliver more stable results under a wider range of market conditions and economic environments while creating a foundation for future growth, based upon, among other things, the fact that the combined company would have both a significant insurance and reinsurance business, and would have greater diversification with respect to (i) premiums and reserves by lines of business, (ii) risk class and (iii) geography;

•

the belief of the Transatlantic board of directors and management that property catastrophe exposure of the combined company would remain below Transatlantic’s stated tolerances, allowing for future growth;

•	the fact that Transatlantic stockholders would have the right to elect to receive the merger consideration either in cash or shares of Alleghany common stock, subject to proration;

•

the financial terms of the merger, including the fact that, based on the closing price on the NYSE of Alleghany common stock on November 18, 2011 (the last trading day prior to the execution and announcement of the merger agreement), the merger consideration as of November 20, 2011 represented an approximate 36% premium over the closing price of Transatlantic common stock on the NYSE as of June 10, 2011 (the last trading day before public announcement of the since-terminated Allied World Merger Agreement);

•

the fact that Transatlantic stockholders immediately prior to the merger would hold approximately 49% of the voting power of the combined company immediately following completion of the merger, thus providing Transatlantic stockholders with meaningful participation in the upside potential of the combined company;

•

the view of the Transatlantic board of directors that there will be limited integration risk due to the similar cultures of Transatlantic and Alleghany with respect to underwriting discipline, lack of business overlap and the fact that Transatlantic would operate as a semi-autonomous subsidiary of Alleghany;

•	the governance provisions reflected in the merger agreement, including Alleghany’s agreement that:

•	the combined company’s board of directors would be comprised of 14 members, three of which would be designated by Transatlantic;

•	Mr. Orlich would become a senior advisor to Transatlantic and would remain on the board of directors of Transatlantic; and

•	Mr. Sapnar would be appointed as the President and Chief Executive Officer of Transatlantic as a subsidiary of Alleghany;

as the Transatlantic board of directors believes that these governance provisions will facilitate business continuity and the integration of the operations of the combined company;

•

the fact that Mr. Brandon, who has substantial experience in managing the largest U.S.-based property and casualty reinsurer, General Reinsurance Corporation, would become President of Alleghany Insurance Holdings LLC and would oversee Alleghany’s insurance and reinsurance operations;

•	the expected treatment of the merger as a “reorganization” for U.S. federal income tax purposes;

•	the expectation of the Transatlantic board of directors that the integration of the two companies will be completed in a timely and efficient manner with minimal disruption to customers and employees;

•	the Transatlantic board of directors’ knowledge of Transatlantic’s business, financial condition, results of operations and prospects as a standalone company;

•

the Transatlantic board of directors’ knowledge of Alleghany’s business, financial condition, results of operations and prospects, taking into account the results of Transatlantic’s due diligence review of Alleghany;

•

the fact that the merger agreement allows the Transatlantic board of directors to change or withdraw its recommendation regarding the merger agreement if a superior proposal is received from a third party or in response to certain material developments or changes in circumstances, if in either case the Transatlantic board of directors determines that a failure to change its recommendation would result in a breach of its fiduciary duties under applicable law, subject to the payment of a termination fee upon termination under certain circumstances;

•

the Transatlantic board of directors’ belief, after consultation with its internal and outside legal counsel, that the transactions are likely to receive necessary regulatory approvals in a relatively timely manner without material adverse conditions, which increases the likelihood the transactions will be consummated; and

•

the financial analyses presented by Moelis to the Transatlantic board of directors described below under “—Opinion of Transatlantic’s Financial Advisor—Moelis & Company LLC” and the opinion of Moelis, delivered orally at the Transatlantic board of directors’ meeting on November 20, 2011, and subsequently confirmed in writing by delivery of a written opinion dated the same date, to the effect that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to the holders of Transatlantic common stock, and the financial analyses presented by Goldman Sachs to the Transatlantic board of directors described below under “—Opinion of Transatlantic’s Financial Advisor—Goldman, Sachs & Co.” and the opinion of Goldman Sachs, delivered orally at the Transatlantic board of directors’ meeting on November 20, 2011, and subsequently confirmed in writing by delivery of a written opinion dated the same date, that, as of that date and based upon and subject to the limitations and assumptions set forth in such written opinion, the merger consideration to be paid to holders (other than Alleghany and its affiliates) of the outstanding shares of Transatlantic common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The Transatlantic board of directors also considered a number of risks and other factors identified in its deliberations as weighing negatively against the merger, including the following:

•	the restrictions on the conduct of Transatlantic’s business during the period between execution of the merger agreement and the consummation of the merger;

•

the substantial costs to be incurred in connection with the merger, including the remaining portion of the termination fee which became payable to Allied World pursuant to the Termination Agreement upon execution of the merger agreement, as well as the transaction expenses arising from the merger;

•	the fact that forecasts of future results of operations are necessarily estimates based on assumptions;

•	the fact that the cash portion of the consideration in the transaction would be taxable to Transatlantic’s stockholders that are U.S. holders for U.S. federal income tax purposes;

•

the risk that governmental entities may not approve the merger or may impose conditions on Transatlantic or Alleghany in order to gain approval for the merger that may adversely impact the combined company;

•	the possibility that the merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Transatlantic and/or Alleghany;

•	the potential that the termination fee and other provisions of the merger agreement could have the effect of discouraging a bona fide alternative acquisition proposal for Transatlantic;

•

the merger agreement’s requirement that the Transatlantic board of directors call and hold a meeting of Transatlantic stockholders to vote upon the merger, regardless of whether or not the Transatlantic board of directors has withdrawn or adversely modified its recommendation to the Transatlantic stockholders regarding the merger in response to a superior proposal or certain material developments or changes in circumstances;

•

the challenges of combining Transatlantic with Alleghany, including technical, accounting and other challenges, and the risk of diverting management resources for an extended period of time to accomplish this combination;

•

the potential that the loss of key personnel could delay or prevent the combined entity from fully implementing its business strategy and, consequently, significantly and negatively affect its business;

•	the risks described in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements;” and

•

the fact that Transatlantic’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of Transatlantic stockholders. See “—Interests of Transatlantic’s Directors and Executive Officers in the Merger.”

This discussion of the information and factors considered by the Transatlantic board of directors in reaching its conclusions and recommendation includes the material factors considered by the Transatlantic board of directors, but is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Transatlantic board of directors did not find it practicable, and did not attempt, to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and to recommend that Transatlantic stockholders vote in favor of the adoption of the merger agreement. The Transatlantic board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, Transatlantic’s management and outside legal and financial advisors regarding certain of the matters described above. In considering the factors described above, individual members of the Transatlantic board of directors may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Transatlantic board of directors and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the “Special Note Regarding Forward-Looking Statements.”

The Transatlantic board of directors unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Transatlantic and its stockholders. The Transatlantic board of directors unanimously recommends that Transatlantic stockholders vote “FOR” the adoption of the merger agreement.

Opinion of Transatlantic’s Financial Advisor—Goldman, Sachs & Co.

Goldman Sachs delivered its opinion to the Transatlantic board of directors that, as of November 20, 2011 and based upon and subject to the limitations and assumptions set forth therein, the merger consideration to be paid to the holders (other than Alleghany and its affiliates) of the outstanding shares of Transatlantic common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The merger consideration is subject to certain procedures and limitations contained in the merger agreement, as to which procedures and limitations Goldman Sachs expressed no opinion.

The full text of the written opinion of Goldman Sachs, dated as of November 20, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D. Goldman Sachs provided its opinion for the information and assistance of the Transatlantic board of directors in connection with its consideration of the merger and such opinion does not constitute a recommendation as to how any holder of shares of Transatlantic common stock should vote or make any election with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Transatlantic and Alleghany for the five years ended December 31, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Transatlantic and Alleghany;

•	certain other communications from Transatlantic and Alleghany to their respective stockholders;

•	certain publicly available research analyst reports for Transatlantic and Alleghany;

•

certain internal financial analyses and forecasts for Transatlantic prepared by its management, as approved for Goldman Sachs’ use by Transatlantic (which we refer to as the “Transatlantic Forecasts”), certain internal financial analyses and forecasts for Alleghany prepared by its management, as approved for Goldman Sachs’ use by Transatlantic (which we refer to as the “Alleghany Forecasts”), and certain cost savings and operating synergies projected by the management of Transatlantic to result from the merger, as approved for Goldman Sachs’ use by Transatlantic (which we refer to as the “Synergies”).

Goldman Sachs also held discussions with members of the senior managements of Transatlantic and Alleghany regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Transatlantic common stock and for the shares of Alleghany common stock, compared certain financial and stock market information for Transatlantic and Alleghany with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the property / casualty reinsurance industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs. In that regard, Goldman Sachs assumed with Transatlantic’s consent that the Transatlantic Forecasts, the Alleghany Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Transatlantic. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Transatlantic or Alleghany or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs are not actuaries and its services did not include any actuarial determination or evaluation by Goldman Sachs or any attempt to evaluate actuarial assumptions and Goldman Sachs has relied on Transatlantic’s actuaries with respect to reserve adequacy. In that regard, Goldman Sachs has made no analysis of, and expresses no opinion as to, the adequacy of the loss and loss adjustments expenses reserves of Transatlantic and Alleghany. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Transatlantic or Alleghany or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs’ opinion did not address the underlying business decision of Transatlantic to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Transatlantic, nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was aware that Transatlantic had received two other bids to acquire Transatlantic and that Transatlantic chose not to pursue such bids in light of Transatlantic’s view of various uncertainties, contingencies and risks, among other considerations, related to such bids. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the merger consideration to be paid to the holders (other than Alleghany and its affiliates) of shares of Transatlantic common stock pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Transatlantic, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Transatlantic, or class of such persons, in connection with the merger, whether relative to the merger consideration to be paid to holders (other than Alleghany and its affiliates) of shares of Transatlantic common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Alleghany common stock will trade at any time or as to the impact of the merger on the solvency or viability of Transatlantic or Alleghany or the ability of Transatlantic or Alleghany to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Transatlantic in connection with its consideration of the merger and such opinion does not constitute a recommendation as to how any holder of Transatlantic common stock should vote or make any election with respect to such merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Transatlantic’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 18, 2011, the last trading day before Goldman Sachs delivered its financial analysis to the Transatlantic board of directors, and is not necessarily indicative of current market conditions.

Implied Transaction Premium Analysis. Based on the consideration of 0.1450 of shares of Alleghany common stock and $14.22 in cash to be paid in respect of each share of Transatlantic common stock pursuant to the merger agreement, Goldman Sachs calculated that the consideration to be paid for each share of common stock of Transatlantic would have an implied value of $59.79, based upon the $314.26 closing market price of the Alleghany common stock on November 18, 2011.

Goldman Sachs analyzed the $59.79 implied per share consideration in relation to the closing price of shares of Transatlantic common stock on November 18, 2011, the undisturbed price of shares of Transatlantic common stock as of June 10, 2011, the implied undisturbed price of shares of Transatlantic common stock as of June 10, 2011 based on a price to book value per basic share ratio (which we refer to as “P/BVPS”) of 0.68x, the volume weighted average price (which we refer to as “VWAP”) of the shares of Transatlantic common stock during the 90-day and 180-day periods ended June 10, 2011, and the high price of shares of Transatlantic common stock for the 52-week period ended June 10, 2011.

The analysis indicated that the $59.79 implied per share consideration to be paid to the holders of Transatlantic common stock pursuant to the merger agreement represented:

•	a premium of 9.8% based on the closing market price of $54.43 per share on November 18, 2011;

•	a premium of 35.9% based on the undisturbed price of $44.01 per share as of June 10, 2011;

•	a premium of 26.1% based on the implied undisturbed price of $47.40 per share based on a P/BVPS ratio of 0.68x as of June 10, 2011;

•	a premium of 26.0% based on the 90-day VWAP of $47.46 per share as of June 10, 2011;

•	a premium of 22.1% based on the 180-day VWAP of $48.97 per share as of June 10, 2011;

•	a premium of 10.7% based on the 52-week high price of $54.00 per share as of June 10, 2011.

Selected Transactions Premium Analysis. Goldman Sachs reviewed and compared the implied premiums paid in the following transactions since 2001 involving the sale of U.S.-based public targets in the insurance industry for stock or stock and cash consideration and involving aggregate consideration greater than $500 million:

•	Validus’s acquisition of IPC Holdings, Ltd. announced in July 2009;

•	Lincoln National Corporation’s acquisition of Jefferson-Pilot Corporation announced in October 2005;

•	Travelers Property Casualty Corp.’s acquisition of The St. Paul Companies, Inc. announced in November 2003;

•	Manulife Financial Corporation’s acquisition of John Hancock Financial Services, Inc. announced in September 2003.

Based on underlying information obtained from SEC filings, Bloomberg and the Institutional Brokers’ Estimate System (which we refer to as “IBES”), with respect to each selected transaction, Goldman Sachs calculated the premiums of the purchase prices to the undisturbed closing market prices of the target’s common stock prior to the announcement of the transaction, the VWAP of the target’s shares during the latest undisturbed 90-day and 180-day periods prior to the announcement, and the high price of shares of the target during the latest undisturbed 52-week period prior to the announcement.

The following presents the results of the analysis:

•	The median premium to undisturbed closing market price prior to announcement was 7.9%;

•	The median premium to the latest undisturbed 90-day VWAP was 10.2%;

•	The median premium to the latest undisturbed 180-day VWAP was 11.7%;

•	The median premium to the undisturbed 52-week high price was (0.9%).

Selected Transactions Analysis. Goldman Sachs analyzed certain financial information relating to the merger and the selected transactions referenced above in “Selected Transactions Premium Analysis”. For the merger and each of the selected transactions, Goldman Sachs calculated the multiples of the implied consideration of $59.79 to estimated next fiscal year earnings per share (which we refer to as “FY1 EPS”), the implied consideration of $59.79 to per basic share book value including accumulated other comprehensive income (which we refer to as “AOCI”) as of September 30, 2011 and the implied consideration to per basic share tangible book value (including AOCI) as of September 30, 2011, based on information obtained from SEC filings, Bloomberg, SNL Financial, IBES and, with respect to the merger, the Transatlantic Forecasts. While none of the selected transactions are directly comparable to the merger, the companies that participated in the selected transactions were publicly traded insurance companies at the time of the transaction.

The following table presents the results of this analysis:

	Transatlantic ($59.79 / Forecast)	Transatlantic ($59.79 / IBES)	Selected Companies
			Minimum	Median	Maximum
FY1 EPS	7.6x	9.6x	4.6x	16.9x	22.1x
P/BVPS	0.86x	0.86x	0.89x	1.38x	1.92x
P/TBVS	0.86x	0.86x	0.89x	1.63x	2.21x

Selected Companies Analysis—Transatlantic. Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for Transatlantic to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the insurance industry:

•	ACE Limited

•	XL Group plc

•	Arch Capital Group Ltd.

•	Everest Re Group, Ltd.

•	PartnerRe Ltd.

•	AXIS Capital Holdings Limited

•	RenaissanceRe Holdings Ltd.

•	Alterra Capital Holdings Limited

•	Allied World Assurance Company Holdings, AG

•	Aspen Insurance Holdings Limited

•	Endurance Specialty Holdings Ltd.

•	Platinum Underwriters Holdings, Ltd.

•	Montpelier Re Holdings Ltd.

•	Flagstone Reinsurance Holdings, S.A.

Although none of the selected companies is directly comparable to Transatlantic, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Transatlantic.

The multiples and ratios of the selected companies were based on the closing prices of their respective common shares on November 18, 2011 and financial data obtained from SEC filings, SNL Financial, Bloomberg and IBES as of November 18, 2011. The multiples and ratios for Transatlantic were based on the closing price of Transatlantic common stock on June 10, 2011, the implied consideration of $59.79, and financial data obtained from SEC filings, SNL Financial, IBES and the Transatlantic Forecasts.

With respect to each of the selected companies and Transatlantic, Goldman Sachs calculated, among other things:

•	price as a multiple of estimated 2012 earnings per share;

•	price as a multiple of per basic share book value (including AOCI) as of September 30, 2011; and

•	price as a multiple of per basic share tangible book value (including AOCI).

The results of these analyses are summarized as follows:

	Transatlantic (6-10-11 / IBES)	Transatlantic ($59.79 / Forecast)	Transatlantic ($59.79 / IBES)	Selected Companies
				Minimum	Median	Maximum
2012E P/E	7.3x	7.6x	9.6x	5.5x	8.1x	12.9x
P/BV (incl. AOCI)	0.68x	0.86x	0.86x	0.60x	0.76x	1.21x
P/TBV(incl. AOCI)	0.68x	0.86x	0.86x	0.63x	0.80x	1.21x

Selected Companies Analysis—Alleghany. Goldman Sachs also reviewed and compared certain financial information, ratios and public market multiples for Alleghany to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the insurance industry:

•	Allied World Assurance Company Holdings, AG

•	Arch Capital Group Ltd.

•	AXIS Capital Holdings Limited

•	Endurance Specialty Holdings Ltd.

•	Markel Corporation

•	W.R. Berkley Corporation

Although none of the selected companies is directly comparable to Alleghany, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Alleghany.

The multiples and ratios of the selected companies and Alleghany were based on the closing prices of the selected companies’ common shares on November 18, 2011 and financial data obtained from SEC filings, SNL Financial, Bloomberg, IBES and Capital IQ.

With respect to each of the selected companies and Alleghany, Goldman Sachs calculated, among other things:

•	price as a multiple of estimated 2012 earnings per share;

•	price as a multiple of per basic share book value (including AOCI) as of September 30, 2011; and

•	price as a multiple of per basic share tangible book value (including AOCI) as of September 30, 2011.

The results of these analyses are summarized as follows:

Selected Companies
	Alleghany	Minimum	Median	Maximum
2012E P/E	27.3x	7.6x	10.9x	26.7x
P/BV (incl. AOCI)	0.95x	0.67x	0.98x	1.20x
P/TBV (incl. AOCI)	0.99x	0.73x	1.01x	1.57x

Sum of the Parts Analysis of Alleghany. Goldman Sachs performed an illustrative sum of the parts analysis on Alleghany by analyzing RSUI Group, Inc. (which we refer to as “RSUI”) and the other insurance subsidiaries of Alleghany. Goldman Sachs calculated low, median and high illustrative values for RSUI and the other insurance subsidiaries of Alleghany based on illustrative low, median and high price to book value multiples of selected peer companies of RSUI and the other insurance subsidiaries of Alleghany. Illustrative equity value for Alleghany then was calculated by adding the illustrative values for RSUI and the other insurance subsidiaries of Alleghany with Alleghany’s cash, investments, and other items held outside of insurance subsidiaries, valued at book value, based on discussions with Alleghany management, and then by subtracting debt and deferred tax liabilities. Goldman Sachs then derived low, median and high illustrative equity values per share of Alleghany common stock and also calculated the premium or discount of such values to the closing Alleghany stock price as of November 18, 2011.

The following table presents the results of this analysis:

	Illustrative Values
	Low	Median	High
Equity Value	$2,108	$2,670	$3,084
Equity Value Per Basic Share	$246.48	$312.16	$360.66
Premium / (Discount) to Stock Price as of Nov. 18, 2011	(21.6%)	(0.7)%	14.8%

Dividend Discount Model Analysis of Transatlantic. Goldman Sachs performed dividend discount model analyses on Transatlantic utilizing the Transatlantic Forecasts and the Transatlantic Forecasts as adjusted to reflect the maximum amount of possible dividends that Transatlantic management estimates can be paid out by Transatlantic during fiscal years 2012 through 2016 (which we refer to as the “Adjusted Transatlantic Forecasts”). Neither the Transatlantic Forecasts, the Adjusted Transatlantic Forecasts nor this analysis take into account any potential benefit to Transatlantic from pending arbitration with AIG and certain of its subsidiaries, which potential benefits, based on discussions with Transatlantic management, could range from $0.00 to $4.96 per share of Transatlantic common stock, after taxes and legal costs. Goldman Sachs calculated indications of net present value of estimated dividend streams for fiscal years 2012 through 2016 using discount rates ranging from 7.3% to 12.0%, reflecting estimates of Transatlantic’s cost of equity. Illustrative terminal values were then calculated using terminal multiples of price to book value of 0.70x to 0.90x and Transatlantic’s projected book value as of December 31, 2016. Those illustrative terminal values were then discounted to calculate implied indications of net present values of these illustrative terminal values using discount rates ranging from 7.3% to 12.0%. This analysis resulted in illustrative present value indications per share of Transatlantic common stock (as of December 31, 2011) ranging from $59.88 to $83.77 with respect to the Transatlantic Forecasts, and $61.95 to $84.72 with respect to the Adjusted Transatlantic Forecasts.

Illustrative Alleghany Standalone Value Sensitivities. Goldman Sachs performed illustrative hybrid financial analyses on Alleghany utilizing the Alleghany Forecasts and the Alleghany Forecasts as adjusted to reflect the maximum amount of possible dividends that Alleghany management estimates can be paid out by Alleghany’s insurance subsidiaries during fiscal years 2012 through 2014 (which we refer to as the “Adjusted Alleghany Forecasts”). Goldman Sachs calculated illustrative values of Alleghany’s insurance subsidiaries. Goldman Sachs calculated indications of net present value of estimated dividends paid to Alleghany by Alleghany’s insurance subsidiaries for fiscal years 2012 through 2014 using discount rates ranging from 5.7% to 10.0%, reflecting estimates of Alleghany’s insurance subsidiaries’ cost of equity. Illustrative terminal values were then calculated using terminal multiples of price to book value of 0.80x to 1.10x and projected book value of Alleghany’s insurance subsidiaries as of December 31, 2014. Those illustrative terminal values were then discounted to calculate implied indications of net present values of these illustrative terminal values using discount rates ranging from 5.7% to 10.0%. The illustrative values of Alleghany’s insurance subsidiaries were then adjusted by (i) adding Alleghany’s cash, investments, and other items held outside of insurance subsidiaries, valued at book value, based on discussions with Alleghany management, (ii) subtracting the present value of after-tax corporate administrative expenses using illustrative discount rates ranging from 5.7% to 10% and an illustrative terminal multiple of 15.0x, and (iii) subtracting the carrying value of Alleghany’s debt. This analysis resulted in illustrative value indications per share of Alleghany common stock (as of December 31, 2011) ranging from $256.26 to $328.51 with respect to the Alleghany Forecasts, and $261.59 to $327.19 with respect to the Adjusted Alleghany Forecasts.

Pro Forma Analysis at Various Price to Book Trading Multiples. Goldman Sachs prepared an illustrative analysis of the low, mid and high total pro forma value per Transatlantic diluted share based on (i) the estimated pro forma book value of the combined entity, (ii) multiples of book value of 0.80x, 0.88x and 0.94x (based on the minimum, median and maximum Transatlantic and Alleghany blended multiples by market capitalization since the sale of AIG’s interests in Transatlantic on June 5, 2009 through June 10, 2011), (iii) Transatlantic stockholders ownership of 49.5% of the combined company based on diluted shares per the treasury-stock-method as of November 18, 2011, (iv) the Synergies capitalized at 9.0x for the high value, the Synergies (excluding projected improvement in investment performance) capitalized at 7.0x for the low value, and the average of the Synergies used to calculate the low and high values for the mid value, and (v) the $14.22 cash consideration.

The results of this analysis is summarized as follows:

	Low	Mid	High
Total Pro Forma Value per Transatlantic Diluted Share	$55.12	$60.09	$64.21

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Transatlantic, Alleghany or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to Transatlantic’s board of directors as to the fairness from a financial point of view of the merger consideration to be paid to the holders of the shares of Transatlantic common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Transatlantic, Alleghany, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Transatlantic and Alleghany and was approved by Transatlantic’s board of directors. Goldman Sachs provided advice to Transatlantic during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Transatlantic or Transatlantic’s board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to Transatlantic’s board of directors was one of many factors taken into consideration by Transatlantic’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the full text of the written opinion of Goldman Sachs attached as Annex D to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Transatlantic, Alleghany, any of their respective affiliates or third parties or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for their own account and for the accounts of their customers.

Goldman Sachs acted as financial advisor to Transatlantic in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs has provided certain investment banking services to Transatlantic and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received and may receive compensation, including having acted as an underwriter in connection with the public offering of Transatlantic’s 8.00% Senior Notes due 2039 (aggregate principal amount $350 million) in November 2009, as an underwriter in connection with the secondary public offering of 8.5 million Shares by American Home Assurance Company, an affiliate of American International Group, Inc., in March 2010, as a repurchase agent in connection with Transatlantic’s share repurchase program commencing in September 2011, and financial advisor in connection with the terminated acquisition of Transatlantic by Allied World Assurance Company Holdings, AG in September 2011. Goldman Sachs also may provide investment banking services to Transatlantic, Alleghany and their respective affiliates in the future for which Goldman Sachs’ Investment Banking Division may receive compensation.

Transatlantic’s board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated November 20, 2011 and effective as of September 16, 2011, Transatlantic engaged Goldman Sachs to act as its financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, Transatlantic has agreed to pay Goldman Sachs a transaction fee of $21,000,000, which is contingent upon consummation of the merger. In addition, Transatlantic has agreed to reimburse Goldman Sachs for certain of its expenses and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Transatlantic’s Financial Advisor—Moelis & Company LLC

In connection with the merger, on November 20, 2011, Moelis delivered its oral opinion, which was subsequently confirmed in writing, that based upon and subject to the conditions and limitations set forth in its written opinion, as of November 20, 2011, the merger consideration pursuant to the merger agreement was fair, from a financial point of view, to the holders of Transatlantic common stock.

The full text of Moelis’ written opinion, dated November 20, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex E and is incorporated into this joint proxy statement/prospectus by reference. Holders of Transatlantic common stock are urged to read Moelis’ written opinion and this section carefully and in their entirety. The following summary describes the material analyses underlying Moelis’ opinion, but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the merger consideration pursuant to the merger agreement to the holders of Transatlantic common stock as of the date of the opinion and does not address Transatlantic’s underlying business decision to effect the merger or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Transatlantic. Moelis’ opinion does not constitute a recommendation to any stockholder of Transatlantic as to how such stockholder should vote with respect to the merger or as to which election to make with respect to the merger consideration or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to Transatlantic and Alleghany that Moelis deemed relevant;

•

reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Transatlantic, furnished to Moelis by Transatlantic;

•	reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Alleghany, furnished to Moelis by Alleghany;

•

conducted discussions with members of senior management and representatives of Transatlantic and Alleghany concerning the matters described in the foregoing, as well as their respective businesses and prospects before and after giving effect to the merger;

•

reviewed publicly available financial and stock market data, including valuation multiples, for Transatlantic and Alleghany and compared them with those of certain other companies in lines of business that Moelis deemed relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft of the merger agreement, dated November 20, 2011;

•	participated in certain discussions and negotiations among representatives of Transatlantic and Alleghany and their financial and legal advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with Moelis’ review, it did not assume any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Moelis for the purpose of its opinion and has, with the consent of the Transatlantic board of directors, relied on such information being complete and accurate in all material respects. In addition, with the consent of the Transatlantic board of directors, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Transatlantic or Alleghany, nor was Moelis furnished with any such evaluation or appraisal. Moelis is not an expert in the evaluation of reserves for insurance losses and loss adjustment expenses, and did not make an independent evaluation of the adequacy of reserves of Transatlantic or Alleghany. In that regard, Moelis did not make an analysis of, and expressed no opinion as to, the adequacy of the loss and loss adjustment expense reserves of, the value of redundant reserves to, or the ability to achieve reserve releases by, Transatlantic or Alleghany. Moelis was not requested, and did not undertake, to make any independent valuation of Transatlantic’s pending arbitration matter concerning AIG and certain of its subsidiaries, and for purposes of Moelis’ analysis, at the direction of the Transatlantic board of directors, Moelis assumed that Transatlantic will obtain a recovery in the amount and at the time estimated by Transatlantic management. In connection with such pending arbitration matter concerning AIG, Transatlantic management provided to Moelis a range of potential recovery amounts from $0 to $500 million. With the consent of the Transatlantic board of directors, Moelis used the mid-point of such range ($250 million) for its dividend discount model analysis. Moelis assumed, at the direction of the Transatlantic board of directors, that the Alleghany common stock to be issued to Transatlantic stockholders pursuant to the merger agreement will be listed on the NYSE. In addition, Moelis assumed, with the consent of the Transatlantic board of directors, that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Furthermore, with respect to the forecasted financial information referred to above, Moelis assumed, at the direction of the Transatlantic board of directors, that such financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Transatlantic and Alleghany as to the future performance of their respective companies and that such future financial results will be achieved at the times and in the amounts projected by management of Transatlantic and Alleghany.

Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date thereof. Moelis assumed, with the consent of the Transatlantic board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on Transatlantic or Alleghany or on the expected benefits of the merger. Subsequent developments may affect Moelis’ opinion but Moelis does not have any obligation to update, revise or reaffirm its opinion. Moelis’ opinion does not constitute legal, tax or accounting advice.

The following is a summary of the material financial analyses presented by representatives of Moelis to the Transatlantic board of directors at its meeting held on November 20, 2011, in connection with the delivery of the oral opinion at that meeting and Moelis’ subsequent written opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

The analyses performed by Moelis include analyses based upon forecasts of future results, which results might be significantly more or less favorable than those upon which Moelis’ analyses were based. The analyses do not purport to be appraisals or to reflect the prices at which Transatlantic common stock might trade at any time following the announcement of the merger. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Moelis nor any other person assumes responsibility if future results or actual values are materially different from those contemplated below.

For purposes of performing certain of its financial analyses, Moelis calculated an adjusted exchange ratio of 0.1903 by assuming a merger consideration mix of 0.145 shares of Alleghany common stock (the share ratio set forth in the merger agreement) and $14.22 in cash (the cash component of the per share amount set forth in the merger agreement) and assuming that such cash was used to acquire shares of Alleghany common stock at a price of $314.26 per share, the closing price per share of Alleghany common stock on November 18, 2011. Moelis then compared the adjusted exchange ratio of 0.1903 shares of Alleghany common stock for each share of Transatlantic common stock to the exchange ratio reference ranges implied by each of the financial analyses described below.

Dividend Discount Model Analysis

Moelis conducted a dividend discount model analysis for Transatlantic and Alleghany. A dividend discount model analysis is a method of evaluating the equity value of a company using estimates of the future dividends to stockholders generated by a company and taking into consideration the time value of money with respect to those future dividends by calculating their “present value.” “Present value” refers to the current value of future dividends to stockholders paid by such company and is obtained by discounting those future dividends back to the present using a discount rate that takes into account macro-economic assumptions, estimates of risk, the opportunity cost of capital, and other appropriate factors.

Based on estimates provided by Transatlantic management as to the maximum amount of possible dividends that can be paid out by Transatlantic during fiscal years (which we refer to as “FYs”) 2011 through 2016 and estimates provided by Alleghany management as to the maximum amount of possible dividends that can be paid out by Alleghany during FYs 2011 through 2014 (assuming no capital is returned through share repurchases and, in the case of Transatlantic, adjusted for the potential assumed $250 million tax-effected recovery from pending arbitration with AIG which $250 million amount represented the mid-point of the range provided by

Transatlantic management and certain of its subsidiaries and, in the case of Alleghany, adjusted for the liquidation of the investments of its holding company to occur on December 31, 2011 (calculated by subtracting the book value of Alleghany’s insurance subsidiaries from Alleghany’s consolidated book value)), Moelis discounted the applicable amounts to present values using a range of discount rates from 8.0% to 10.0% for Transatlantic, and 7.1% to 9.1% for Alleghany, both of which were chosen by Moelis based upon an analysis of the cost of equity of Transatlantic and Alleghany. Moelis also calculated a range of terminal values for Transatlantic and Alleghany, at the end of the 6-year period ending FY 2016 for Transatlantic and at the end of the 4-year period ending FY 2014 for Alleghany, by applying, in the case of Transatlantic, a terminal book value multiple ranging from 0.60x to 0.90x and Transatlantic’s projected FY 2016 book value as provided by Transatlantic management, and, in the case of Alleghany, a terminal book value multiple ranging from 1.00x to 1.50x and Alleghany’s projected FY 2014 book value as provided by Alleghany management, and discounting the terminal value using a range of discount rates from 8.0% to 10.0% for Transatlantic, and 7.1% to 9.1% for Alleghany. “Terminal value” refers to the capitalized value of all future dividends to stockholders paid by a company for periods beyond the final forecast period.

Using, in the case of Transatlantic, a terminal book value multiple ranging from 0.65x to 0.85x and Transatlantic’s projected FY 2016 book value as provided by Transatlantic management, and, in the case of Alleghany, a terminal book value multiple ranging from 1.10x to 1.40x and Alleghany’s projected FY 2014 book value as provided by Alleghany management, and discounting the maximum amounts of possible dividends that can be paid out by each of Transatlantic during FYs 2011 through 2016 and Alleghany during FYs 2011 through 2014 and the respective terminal values, using a range of discount rates from 8.5% to 9.5% for Transatlantic, and 7.6% to 8.6% for Alleghany, Moelis calculated a low and high implied equity value per share for Transatlantic of $65.09 per share and $78.31 per share and for Alleghany of $309.73 per share and $358.03 per share.

Moelis then calculated (1) the ratio of the lowest implied equity value per share for Transatlantic to the highest implied equity value per share for Alleghany, and (2) the ratio of the highest implied equity value per share for Transatlantic to the lowest implied equity value per share for Alleghany to derive an implied exchange ratio range as set forth below:

IMPLIED EXCHANGE RATIO
Highest Transatlantic equity value per share to lowest Alleghany equity value per share	0.1818
Lowest Transatlantic equity value per share to highest Alleghany equity value per share	0.2528

Selected Public Companies Analysis

Moelis performed a selected public companies analysis by comparing certain financial information of Transatlantic and Alleghany with corresponding financial information of selected public companies. Although none of the selected companies is directly comparable to Transatlantic or Alleghany, Moelis selected reinsurance and/or insurance companies with similar operations to Transatlantic and specialty primary insurance companies with similar operations to Alleghany, and then used publicly available information regarding these companies to conduct a selected public companies analysis. The companies Moelis selected for Transatlantic are as follows:

•	ACE Limited;

•	Allied World Assurance AG;

•	Alterra Capital Holdings Limited;

•	Arch Capital Group Ltd.;

•	Aspen Insurance Holdings Limited;

•	AXIS Capital Holdings Limited;

•	Endurance Specialty Holdings Ltd.;

•	EverestRe Group Ltd.;

•	Flagstone Reinsurance Holdings Limited;

•	Montpelier Re Holdings Ltd.;

•	PartnerRe Ltd.;

•	Platinum Underwriters Holdings, Ltd.;

•	RenaissanceRe Holdings Ltd.;

•	Validus Holdings, Ltd.; and

•	XL Capital Ltd.

From such list of 15 companies, Moelis then selected those that predominately write reinsurance (excluding those that write predominately property catastrophe reinsurance) as Transatlantic’s core selected companies, which are the following:

•	EverestRe Group Ltd.;

•	PartnerRe Ltd.; and

•	Platinum Underwriters Holdings, Ltd.

For Alleghany, Moelis selected the following public companies that are specialty primary insurance companies:

•	Fairfax Financial Holdings Limited;

•	Markel Corp.;

•	RLI Corp.;

•	White Mountains Insurance Group, Ltd.; and

•	W.R. Berkley Corporation.

As part of its selected public companies analysis, Moelis calculated and analyzed each selected company’s price-to-earnings (P/E) ratio, P/BV and P/TBV multiples. Moelis noted that given the significant catastrophic events that occurred through the third quarter of 2011, the use of FY 2011 projected earnings would not provide an accurate representation of the earnings of Transatlantic or Alleghany going forward. Thus, for purposes of its analysis, Moelis used FY 2012 projected earnings per share for the selected public companies based on consensus analyst estimates compiled by Thomson Reuters I/B/E/S and First Call, as well as September 30, 2011 amounts for purposes of calculating book values and tangible book values.

The following summarizes the results of this analysis:

Transatlantic’s Core Selected Companies

	MEDIAN	MEAN
P/E
2012E	7.6x	7.7x
P/BV
2012E	0.77x	0.75x
P/TBV
2012E	0.78x	0.78x

Transatlantic—All Selected Public Companies

	MEDIAN	MEAN	HIGH	LOW
P/E
2012E	8.0x	8.2x	12.8x	5.9x
P/BV
2012E	0.78x	0.84x	1.26x	0.61x
P/TBV
2012E	0.86x	0.88x	1.27x	0.65x

Alleghany—All Selected Public Companies

	MEDIAN	MEAN	HIGH	LOW
P/E
2012E	17.0x	18.6x	26.2x	13.2x
P/BV
2012E	1.20x	1.25x	1.82x	0.94x
P/TBV
2012E	1.29x	1.39x	1.96x	0.94x

Based on its analysis of the foregoing core selected public companies for Transatlantic, Moelis selected the following valuation multiple ranges: 0.70x to 0.80x for equity value as a multiple of Transatlantic’s September 30, 2011 book value (adjusted for share repurchases through November 18, 2011 as per Transatlantic management) and 0.70x to 0.90x for equity value as a multiple of its September 30, 2011 tangible book value (adjusted for share repurchases through November 18, 2011 as per Transatlantic management). Moelis applied the selected ranges to the relevant statistics for Transatlantic using Transatlantic’s September 30, 2011 book and tangible book values (adjusted for share repurchases through November 18, 2011 as per Transatlantic management) and calculated an implied range of Transatlantic common stock prices on a fully diluted basis of $48.85 to $55.83 based on its book value and of $48.66 to $62.56 based on its tangible book value.

Based on its analysis of the foregoing core selected public companies for Alleghany, Moelis selected the following valuation multiple ranges: 1.10x to 1.50x for its equity value as a multiple of its September 30, 2011 book value (adjusted for share repurchases through November 18, 2011 as per Alleghany management) and 1.20x to 1.60x for its equity value as a multiple of Alleghany’s September 30, 2011 tangible book value (adjusted for share repurchases through November 18, 2011 as per Alleghany management). Moelis applied the selected ranges to the relevant statistics for Alleghany using Alleghany’s September 30, 2011 book and tangible book values (adjusted for share repurchases through November 18, 2011 as per Alleghany management) and calculated an implied range of $356.89 to $486.67 based on its book value and of $369.93 to $493.24 based on its tangible book value.

Based on the foregoing applicable valuation ranges for each of Transatlantic and Alleghany, Moelis then calculated the ranges of implied exchange ratio set forth below:

	LOW	HIGH
Book Value (as of 9/30/11, adjusted for share repurchases through 11/18/11 as per applicable management)	0.1004	0.1564
Tangible Book Value (as of 9/30/11, adjusted for share repurchases through 11/18/11 as per applicable management)	0.0986	0.1691

Selected Transactions Analysis

Moelis compared selected financial and transaction metrics of the merger with similar data (where available) of selected transactions in the reinsurance sector (with respect to Transatlantic) and in the reinsurance and specialty insurance sectors (with respect to Alleghany).

Transactions Relevant to Transatlantic:

•	Max Capital Group Ltd.’s merger with Harbor Point, Ltd. announced on March 3, 2010; and

•	Validus Holdings Ltd.’s merger with IPC Holdings Ltd. announced on July 9, 2009.

Transactions Relevant to Alleghany:

•	Validus Holdings Ltd.’s merger with IPC Holdings Ltd. announced on July 9, 2009;

•	Tower Group Inc.’s merger with CastlePoint Holdings Ltd. announced on August 4, 2008; and

•	Travelers Property Casualty Corp.’s merger with The St. Paul Companies announced on November 16, 2003.

The selected transactions were selected with respect to Transatlantic and Alleghany, as applicable, because they represented in Moelis’ view the transactions most relevant to the merger. The Odyssey Re Holdings Corp./Fairfax Financial Holdings Limited and XL Capital Ltd./NAC Re Corp. transactions announced on September 18, 2009 and February 16, 1999, respectively, were not considered by Moelis to be among the most relevant transactions. Moelis made such determination based on, among other things, the fact that the Odyssey Re Holdings Corp./Fairfax Holdings Limited transaction was an all-cash transaction where the acquirer, which owned approximately 73% of the outstanding common stock of the target prior to the merger, acquired all of the remaining outstanding common stock of the target and the XL Capital Ltd./NAC Re Corp. transaction was an exchange offer resulting in the acquirer owning approximately 86% of the outstanding stock of the target. In contrast, as a result of the proposed merger, Transatlantic’s stockholders will own approximately 49% of the combined company as of the effective time of the merger on a fully diluted basis.

For each such transaction, Moelis calculated valuation multiples based on information that was publicly available, focusing on P/BV and P/TBV multiples (in each case, based on the book value and tangible book value reflected on the financial statements of the applicable target company prepared pursuant to U.S. generally accepted accounting principles), to evaluate such transactions. Moelis noted that given the significant catastrophic events that occurred in 2011, a focus on valuation multiples based on last-twelve months net income would not provide an accurate comparison. Thus, for purposes of this analysis, Moelis focused on P/BV and P/TBV valuation multiples. The following table presents the results of such calculations:

	P/BV	P/TBV
Max Capital/Harbor Point	0.79x	0.92x
Validus/IPC	0.83x	0.83x
Tower Group/CastlePoint	1.16x	1.16x
Travelers/St. Paul	1.41x	1.78x

Based on its analysis of the foregoing selected transactions relevant to Transatlantic, Moelis selected a range of 0.75x to 0.85x for equity value as a multiple of P/B and a range of 0.80x to 0.95x for equity value as a multiple of P/TBV. Moelis applied the selected ranges to the relevant statistics for Transatlantic using Transatlantic’s September 30, 2011 book and tangible book values (adjusted for share repurchases through November 18, 2011 as per Transatlantic management) and calculated an implied range of Transatlantic common stock prices on a fully diluted basis of $52.34 to $59.32 and of $55.61 to $66.03, respectively.

Based on its analysis of the foregoing selected transactions relevant to Alleghany, Moelis selected a range of 0.80x to 1.40x for equity value as a multiple of P/B and a range of 0.80x to 1.80x for equity value as a multiple of P/TBV. Moelis applied the selected ranges to the relevant statistics for Alleghany using Alleghany’s September 30, 2011 book and tangible book values (adjusted for share repurchases through November 18, 2011 as per Alleghany management) and calculated an implied range of Alleghany common stock prices on a fully diluted basis of $259.56 to $454.23 and of $246.62 to $554.89, respectively.

Based on the foregoing applicable valuation ranges for each of Transatlantic and Alleghany, Moelis then calculated the following ranges of implied exchange ratio as set forth below:

	LOW	HIGH
Book Value (as of 9/30/11, adjusted for share repurchases through 11/18/11 as per applicable management)	0.1152	0.2285
Tangible Book Value (as of 9/30/11, adjusted for share repurchases through 11/18/11 as per applicable management)	0.1002	0.2677

52-Week Trading Range

Moelis reviewed the trading range of Transatlantic common stock and Alleghany common stock for the 52-week period ending November 18, 2011, which ranged from $43.85 to $55.14 in the case of Transatlantic and from $278.74 to $340.91 in the case of Alleghany. Based on the foregoing 52-week trading ranges, Moelis then calculated a range of implied exchange ratio of 0.1286 to 0.1978.

Contribution Analysis

Moelis calculated the hypothetical relative contributions of Transatlantic and Alleghany to a combined company in terms of:

•

ownership as a result of the merger (based on fully diluted shares outstanding), market capitalization as a result of the merger (on a fully diluted basis based on closing share price as of November 18, 2011), and market capitalization as of November 18, 2011 (on a fully diluted basis);

•	FY 2010 and projected FYs 2011 and 2012 operating income as provided by Transatlantic and Alleghany management respectively; and

•

book value (including accumulated other comprehensive income (which we refer to as “AOCI”), and tangible book value (including AOCI), in each case, as per the applicable company’s September 30, 2011 balance sheet.

The results of Moelis’ calculations are as follows:

METRIC	TRANSATLANTIC	ALLEGHANY	IMPLIED EXCHANGE RATIO
Ownership	49.5%	50.5%	0.1450x
Market Capitalization as a Result of the Merger	56.2%	43.8%	0.1903x
Market Capitalization as of November 18, 2011	53.9%	46.1%	0.1732x

Income Statement
2010A Operating Income	65.8%	34.2%	0.2854x
2011E Operating Income	23.9%	76.1%	0.0464x
2012E Operating Income	83.5%	16.5%	0.7500x

Balance Sheet as of 9/30/11 (adjusted for share repurchases through 11/18/11 as per applicable management)
Book Value (including AOCI)	59.2%	40.8%	0.2151x
Tangible Book Value (including AOCI)	60.4%	39.6%	0.2255x

The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above for purposes of comparison is directly comparable to Transatlantic, Alleghany or the merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Transatlantic, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration set forth in the merger agreement was determined through arms’ length negotiations between Transatlantic and Alleghany and was approved by the Transatlantic board of directors. The decision by the Transatlantic board of directors to approve and authorize the merger was solely that of the Transatlantic board of directors. Representatives of Moelis provided advice to Transatlantic during these negotiations. Moelis did not, however, recommend any specific consideration to Transatlantic or the Transatlantic board of directors, or that any specific amount, type or mix of consideration constituted the only appropriate consideration for the merger.

The Moelis opinion and financial analyses, taken together, represented only one of many factors considered by Transatlantic’s board of directors in its evaluation of the merger and was not determinative of the views of the Transatlantic board of directors or Transatlantic’s management with respect to the merger, the merger consideration pursuant to the merger agreement or whether the Transatlantic board of directors would have been willing to agree to different merger consideration.

Moelis’ opinion was prepared for the use and benefit of the Transatlantic board of directors in its evaluation of the merger. Moelis was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Transatlantic, other than the holders of Transatlantic common stock. In addition, Moelis’ opinion does not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of Transatlantic’s officers, directors or employees, or any class of such persons, relative to the merger consideration set forth in the merger agreement. At the direction of the Transatlantic board of directors, Moelis was not asked to, nor did it, offer any opinion as to the material terms of the merger agreement or the form of the merger. Moelis expressed no opinion as to what the value of Alleghany common stock would be when issued pursuant to the merger or the prices at which such Alleghany common stock would trade in the future. In rendering its opinion, Moelis assumed, with the consent of the Transatlantic board of directors, that the final executed form of the merger agreement would not differ in any material respect from the draft that Moelis examined, that the representations and warranties of each of Transatlantic and Alleghany are true and correct, that Transatlantic and Alleghany would perform all of the covenants and agreements required to be performed by each of them, and that all conditions to the consummation of the merger will be satisfied without waiver thereof and that the transaction will be consummated in a timely manner in accordance with the terms of the merger agreement, without any modifications or amendments thereto or any adjustment of the merger consideration set forth in the merger agreement.

Moelis entered into an engagement letter with Transatlantic on November 10, 2011 that superseded the terms of Moelis’ prior engagement letter with Transatlantic, dated June 10, 2011. Pursuant to the terms of Moelis’ engagement as financial advisor to Transatlantic’s board of directors entered into on November 10, 2011, Moelis earned a fee of $1 million for rendering its opinion in connection with the merger, payable upon delivery of its opinion, regardless of whether the merger is consummated. Moelis’ engagement letter with Transatlantic provides that if Moelis is requested by Transatlantic to deliver an additional opinion, Moelis shall be entitled to an additional $1 million upon delivery of such additional opinion. Moelis will also be entitled to receive a one-time transaction fee of $7 million, less the aggregate amount of all termination fees and opinion fees paid to Moelis pursuant to the engagement letter (including the $2.5 million fee paid to Moelis with respect to the opinion it rendered in connection with the since-terminated Allied World Merger Agreement), if the merger is consummated. In addition, Transatlantic has agreed to reimburse Moelis for all reasonable and documented out-of-pocket expenses incurred in connection with its rendering of the opinion, including the expense of legal counsel, up to a specified maximum amount that is not to be exceeded without the prior written consent of Transatlantic (which is not to be unreasonably withheld). The engagement letter provides that the maximum aggregate amount of the fees payable to Moelis in connection with the merger is $7 million. Transatlantic has also agreed to indemnify Moelis for certain liabilities arising out of its engagement.

Pursuant to the terms of a prior engagement letter between Moelis and the Special Committee entered into in February 2010, pursuant to which Moelis received a quarterly retainer fee and customary reimbursement for expenses, Moelis was engaged to (i) undertake (in consultation with members of Transatlantic management and the Special Committee) a customary business and financial analysis of Transatlantic and (ii) meet with the Special Committee to discuss strategic opportunities for Transatlantic and their financial implications, in each case, to the extent requested by the Special Committee. The aggregate amount of retainer fees collected by Moelis pursuant to such engagement letter was $50,000. The February 2010 engagement letter expressly contemplated that if Moelis was asked to act for the Special Committee or Transatlantic in any formal capacity other than as described in the first sentence of this paragraph, the terms of such additional engagement would be embodied in a new written agreement. Moelis subsequently entered into the June 10, 2011 engagement letter described in the paragraph above as a result of the Transatlantic board of directors requesting Moelis to provide its opinion in connection with the since-terminated Allied World Merger Agreement. Moelis may provide investment banking services to Transatlantic, Alleghany and their respective affiliates and/or successors in the future for which Moelis would expect to receive compensation. In the ordinary course of business, Moelis’ affiliates may trade securities of Transatlantic or Alleghany for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

The Transatlantic board of directors selected Moelis as its financial advisor in connection with the merger because, among other things, Moelis has substantial experience in transactions similar to the merger. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Certain Transatlantic Prospective Financial Information

Transatlantic does not, as a matter of course, make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and Transatlantic is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the due diligence review of Transatlantic in connection with the merger, Transatlantic’s management prepared and provided to Alleghany, as well as to UBS, Morgan Stanley, Goldman Sachs and Moelis in connection with their respective evaluations of the fairness of the merger consideration, certain non-public, internal financial forecasts regarding Transatlantic’s projected future operations for fiscal years 2011 through 2016. Transatlantic has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes. These forecasts were also considered by the Transatlantic board of directors for purposes of evaluating the merger. The Transatlantic board of directors also considered non-public, financial forecasts prepared by Alleghany regarding Alleghany’s projected future operations for fiscal years 2011 through 2014 for purposes of evaluating Alleghany and the merger. See the section entitled “—Certain Alleghany Prospective Financial Information” for more information about the forecasts prepared by Alleghany.

These internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, GAAP, SAP, IFRS or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial forecasts. The prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Transatlantic’s management. PWC, Transatlantic’s independent auditor, has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PWC does not express an opinion or any other form of assurance with respect thereto. The PWC report incorporated by reference in this joint proxy statement/

prospectus relates to Transatlantic’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts included below is not being included to influence your decision whether to vote for the merger and the transactions contemplated in connection with the merger, but instead because these internal financial forecasts were provided by Transatlantic to Alleghany, UBS, Morgan Stanley, Goldman Sachs and Moelis.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to Transatlantic’s businesses) that are inherently subjective and uncertain and are beyond the control of Transatlantic’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Transatlantic’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions, the occurrence of unpredictable catastrophe events and other factors described in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors.” These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of these internal financial forecasts in this joint proxy statement/prospectus should not be regarded as an indication that any of Transatlantic, Alleghany or their respective affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. None of Transatlantic, Alleghany or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and accurate with each successive year.

None of Transatlantic, or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder, investor, Alleghany or any other person, in the merger agreement or otherwise, concerning these internal financial forecasts or regarding Transatlantic’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. The below forecasts do not give effect to the merger. Transatlantic urges all stockholders to review Transatlantic’s most recent SEC filings for a description of Transatlantic’s reported financial results.

Subject to the foregoing qualifications, the net premiums written, net income, loss ratio, combined ratio and stockholders’ equity reflected below by fiscal year through the year 2016 were prepared by, or as directed by, Transatlantic’s management and were delivered to Alleghany, UBS, Morgan Stanley, Goldman Sachs and Moelis.

Fiscal year ending December 31 ($ in millions)(1):

	2011E	2012E	2013E	2014E	2015E	2016E
Net premiums written	$3,950	$3,770	$3,770	$3,820	$3,870	$3,920
Net income(2)(3)(4)	$93	$464	$506	$532	$544	$561
Loss ratio	80.6%	65.4%	63.6%	63.6%	63.5%	63.4%
Combined ratio	108.9%	94.4%	92.7%	92.1%	92.0%	91.9%
Stockholders’ equity(2)(3)(5)	$4,180	$4,320	$4,555	$4,815	$5,085	$5,370

(1)	Assumes that Transatlantic’s 5.75% Senior Notes due 2015 are refinanced in 2015 at an interest rate similar to the existing interest rate of such notes and disregards the potential impact of any recovery related to Transatlantic’s ongoing arbitration with AIG.
(2)	Includes impact of assumed continuation of historical dividends.
(3)	Includes the impact of repurchases of Transatlantic common stock equal to $300 million of shares in each of 2011 and 2012 and $250 million of shares in each year thereafter.
(4)	Operating income (not provided above) is net income excluding realized net capital gains (losses) and the gain (loss) on early extinguishment of debt, net of taxes.
(5)	As of December 31.

Interests of Alleghany’s Directors and Executive Officers in the Merger

Executive officers of Alleghany have interests in the merger that may be different from, or in addition to, the interests of Alleghany stockholders generally. The Alleghany board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement and in recommending that Alleghany stockholders vote to approve the stock issuance and the Alleghany adjournment proposal. Alleghany stockholders should take these interests into account in deciding whether to vote “FOR” the stock issuance proposal and “FOR” the Alleghany adjournment proposal.

Other than continuing membership on the board of directors of Alleghany after the effective time of the merger as described in further detail below under the heading “—Alleghany Board of Directors and Management Following the Merger,” the members of the Alleghany board of directors do not have any interests in the merger that are different from, or in addition to, the interests of Alleghany stockholders generally.

Supplemental Bonus Program

Alleghany plans to establish and grant awards under a supplemental bonus program for the benefit of key employees of Alleghany. Alleghany has agreed that the aggregate amount of all awards granted under the supplemental bonus program, which will be allocated by Alleghany’s Compensation Committee (or its designee), will not exceed $2 million. Although the awards under the supplemental bonus program have yet to be granted, it is likely that executive officers of Alleghany will be granted awards under the supplemental bonus program.

Interests of Transatlantic’s Directors and Executive Officers in the Merger

In considering the recommendation of the Transatlantic board of directors to vote to adopt the merger agreement, Transatlantic stockholders should be aware that Transatlantic’s directors and executive officers have financial interests in the merger that may be in addition to, or different from, the interests of Transatlantic stockholders generally. The Transatlantic board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and in recommending to Transatlantic stockholders that they adopt the merger agreement. Transatlantic stockholders should take these interests into account in deciding whether to vote “FOR” the adoption of the merger agreement.

As detailed below under “—Alleghany Board of Directors and Management Following the Merger,” certain of Transatlantic’s executive officers and members of the Transatlantic board of directors will continue to serve as officers or directors of Alleghany following the merger or Transatlantic (as a subsidiary of Alleghany) upon completion of the merger. Specifically, upon completion of the merger, the Alleghany board of directors will be expanded to 14 members and will include three directors who currently serve on the Transatlantic board of directors. In addition, Mr. Michael C. Sapnar will be appointed as President and Chief Executive Officer of Transatlantic (as a subsidiary of Alleghany).

Transatlantic does not expect a significant reduction in workforce as a result of the merger, subject to the discussion above regarding the potential difficulty of retaining key management personnel in the section entitled “Risk Factors—Risk Factors Relating to the Merger.”

Retention Agreements

As disclosed on the Current Report on Form 8-K filed by Transatlantic on July 7, 2011, the Transatlantic board of directors previously approved retention agreements that were offered to certain executives of Transatlantic, including Steven S. Skalicky, Paul A. Bonny, Javier E. Vijil, Gary A. Schwartz, Kenneth Apfel and Thomas V. Cholnoky, each an executive officer of Transatlantic (the “Offered Retention Agreements”). If an executive officer had entered into an Offered Retention Agreement, the executive officer would benefit from the terms and conditions thereof irrespective of whether a transaction was ultimately consummated. None of Transatlantic’s executive officers have entered into an Offered Retention Agreement.

Each of Messrs. Skalicky, Bonny, Vijil, Schwartz, Apfel and Cholnoky will be offered retention agreements with Alleghany (the “Alleghany Retention Agreements”) to replace the Offered Retention Agreements on substantially the same terms as the Offered Retention Agreements. The Alleghany Retention Agreements will generally become effective on the completion of the merger and provide that the executive officers will be eligible to receive, with respect to 2012, a base salary, a target annual incentive award opportunity and a target fair value equity award opportunity, that are substantially the same as that in effect immediately prior to the closing of the transaction. Each of the Alleghany Retention Agreements will also provide for a grant of book value unit awards (“BVUs”) of Transatlantic (as a subsidiary of Alleghany), immediately following the consummation of the merger, consisting of that number of BVUs equal in value to $1,250,000 for each of Messrs. Apfel and Cholnoky, $1,500,000 for each of Messrs. Skalicky, Schwartz and Vijil, and $2,000,000 for Mr. Bonny, which award amounts are consistent with the retention awards offered pursuant to the Offered Retention Agreements. Subject to the continued employment of the applicable executive officer, the BVUs will vest 50% on September 30, 2012 and 50% on December 31, 2013. Pursuant to the Alleghany Retention Agreements, the BVUs will generally be subject to pro rata vesting upon a termination by Transatlantic (as a subsidiary of Alleghany) without “Cause,” or due to death or “Disability,” or by the executive officer with “Good Reason,” in each case prior to December 31, 2013. Further, pursuant to the Alleghany Retention Agreements, all of the outstanding, unvested equity awards in respect of Transatlantic common stock (which will be converted into BVUs pursuant to the Merger Agreement) and cash performance awards held by each of the executive officers as of the effective date of the Alleghany Retention Agreements is subject to full vesting upon a termination of employment by Transatlantic (as a subsidiary of Alleghany) after the completion of the merger without “Cause,” or by the executive officer with “Good Reason,” in each case prior to December 31, 2013. The Alleghany Retention Agreements also provide for a reduction of compensation and benefits payable to the applicable executive officer in the event that such reduction would avoid excise taxes under Sections 280G and 4999 of the Code and result in a better after-tax outcome for the applicable executive officer.

In consideration for entering into the Alleghany Retention Agreements, each executive officer shall provide a waiver of the executive officer’s right to resign for “Good Reason” in connection with the merger as a result of the executive officer’s new employment position immediately following the merger. The Alleghany Retention Agreements include non-competition, non-solicitation of employees and customers and confidentiality provisions for the duration of the applicable retention period and, under certain circumstances, for a period of time thereafter. Although the Alleghany Retention Agreements need to be finalized, Alleghany expects that the material terms will be consistent with the terms set forth above.

In addition, Alleghany intends to enter into a retention agreement with Mr. Sapnar (who did not receive an Offered Retention Agreement) that will become effective upon the consummation of the merger. The retention agreement with Mr. Sapnar will provide that he is to be the President and Chief Executive Officer of Transatlantic (as a subsidiary of Alleghany) upon the consummation of the merger and will provide other terms that are substantially similar to the terms provided under the proposed Alleghany Retention Agreements described above, except that Mr. Sapnar’s retention award will likely vest in full on the third anniversary of the date of grant subject to his continued employment (other than pro-rata vesting upon a termination without “Cause,” or due to death or “Disability” or by the executive with “Good Reason”). Alleghany expects that Mr. Sapnar’s retention award amount and/or Supplemental Award (as described below) will have an aggregate value of $5,000,000, with both the retention award and the Supplemental Award being subject to substantially the same vesting terms. Although the terms of the proposed retention agreement with Mr. Sapnar need to be finalized and at the present time Mr. Sapnar does not have the right to receive any retention benefits, Alleghany expects that the material terms will be consistent with the terms set forth above.

Equity-Based Compensation for Fiscal Year 2012 and Thereafter

Management of Transatlantic and Alleghany has been in discussions regarding ongoing, ordinary course, long-term incentive benefits for Transatlantic’s (as a subsidiary of Alleghany) continuing executive officers. It is currently contemplated that Alleghany will continue a long-term incentive program for ongoing executive officers with annual grants of phantom equity awards deemed to be notionally invested in common units of Transatlantic (as a subsidiary of Alleghany) that will, subject to continued employment through the vesting date, vest in full on the fourth anniversary of the date of grant. It is further contemplated that the target fair value (within the meaning of Accounting Standards Codification No. 718) of each executive officer’s annual long-term award that will be granted in 2012 will not be less than the target fair value of the annual equity grant made by Transatlantic to each such executive officer in respect of 2011. The actual terms and level of grants for the ongoing long-term incentive program have not yet been finalized and no grants have been made to date. In addition, Alleghany intends to grant a one-time supplemental long-term incentive award to each of the executive officers (the “Supplemental Award”) in 2012 that will, subject to continued employment through the vesting date, vest in full on the third anniversary of the date of grant. Alleghany currently contemplates that the Supplemental Awards for executive officers will have the following values: Mr. Bonny, $1,000,000; Mr. Skalicky, $750,000; Mr. Vijil, $750,000; Mr. Schwartz, $750,000; Mr. Apfel, $1,000,000; and Mr. Cholnoky, $625,000. It is expected that if Mr. Sapnar receives a Supplemental Award, it, in combination with any retention award as described above, will have an aggregate value of $5,000,000.

Treatment of Equity Awards

Each outstanding stock option to acquire Transatlantic common stock held by an executive officer of Transatlantic, whether vested or unvested, will be converted into the right to receive a cash payment equal to the value of such stock option based on an amount determined using the Black-Scholes valuation methodology based on assumptions that are agreed upon by Transatlantic and Alleghany. Based on preliminary assumptions, Messrs. Schwartz, Apfel and Cholnoky, executive officers who are not listed in the Golden Parachute Compensation Table, will receive approximately $186,642, $343,016, and $0, respectively, with respect to the conversion of their outstanding stock options into a cash payment.

Each outstanding Transatlantic restricted stock unit held by an executive officer of Transatlantic (including each performance-based Transatlantic restricted stock unit) will be converted into a right to receive cash in an amount equal to the per share merger consideration, with the same terms and conditions as were applicable under such restricted stock unit prior to the conversion (including vesting or forfeiture provisions), with the cash value of the converted Transatlantic restricted stock units deemed to be notionally invested in common units of the surviving company.

Outstanding Transatlantic restricted stock units held by an executive officer of Transatlantic that are subject to performance goals for which the performance period is not completed as of the closing date of the merger will be treated as follows: (i) the level of achievement of the applicable performance goal for any performance-based Transatlantic restricted stock unit with a performance period that ends on or prior to the date that is nine months following the closing date of the merger will be determined based on actual performance through the closing date of the merger; and (ii) the level of achievement of the applicable performance goal for any performance-based Transatlantic restricted stock unit with a performance period that ends more than nine months following the closing date of the merger will be deemed to be earned at target level. The performance goals for each cash-settled performance-based Transatlantic unit that was granted in 2011 will be treated in the same manner as the performance-based Transatlantic restricted stock units, as described in the immediately prior sentence. Assuming that the merger is completed January 4, 2012 and that the employment of each of the executive officers (other than the named executive officers) is terminated without “Cause” (as defined in the applicable plan) or as a result of resignation with “Good Reason” (as defined in the applicable plan), in each case immediately following the completion of the merger, Messrs. Schwartz, Apfel and Cholnoky would receive approximately $2,824,632, $3,738,635 and $724,784, respectively (assuming conversion at the target level for purposes of performance-based restricted stock units and cash-settled performance-based Transatlantic units that will be converted into time-based awards), with respect to their outstanding restricted stock units. However, Transatlantic does not currently expect the employment of its executive officers to be terminated at or following the closing of the merger in a manner that would cause the accelerated vesting of their outstanding restricted stock units.

Each outstanding Transatlantic restricted stock unit held by a non-employee director of Transatlantic will be converted into a fully vested right to receive cash in an amount equal to the per share merger consideration and will be paid in cash at the time specified under the Transatlantic 2008 Non-Employee Directors Stock Plan, with amounts in respect of Transatlantic restricted stock units held by non-employee directors who continue service with the Alleghany board of directors following the closing date of the merger to be deemed notionally invested in common stock of Alleghany until the date of distribution to such non-employee director. As of January 4, 2012, Transatlantic’s non-employee directors held, in the aggregate, 20,134 outstanding vested restricted stock units with an aggregate value of $1,006,700, and a total of 21,266 outstanding unvested restricted stock units with an aggregate value of $1,063,300.

Pursuant to Transatlantic’s equity programs, including outstanding equity awards and outstanding cash-settled performance-based Transatlantic units that were granted in 2011 that were granted pursuant to Transatlantic’s 2003 Stock Incentive Plan, 2009 Long Term Equity Incentive Plan, Partners Plan and Senior Partners Plan, participants, including all of Transatlantic’s executive officers, are entitled to certain equity acceleration upon a termination without “Cause” or with “Good Reason” (as defined in the applicable plan), if applicable, within 24 months of a “Change in Control” (as defined the applicable plan). The merger constitutes a Change in Control under Transatlantic’s equity programs. The proposed Alleghany Retention Agreements referenced above may also provide for accelerated vesting under the same or similar circumstances, but such Alleghany Retention Agreements have yet to be finalized.

Transatlantic Executive Severance Plan

Whether or not the merger occurs, Transatlantic’s executives, including all of its executive officers, are entitled to certain payments in connection with certain terminations of employment. Under the Transatlantic Executive Severance Plan (which we refer to as the “ESP”) severance protection is provided to senior executives who participate in the Transatlantic Partners or Senior Partners Plan. Amounts payable to named executive officers pursuant to the ESP upon a qualifying termination of employment are not contingent on a change in control of Transatlantic and therefore are not included in the “Golden Parachute Compensation Table” below. Upon a termination by Transatlantic without “Cause” (as defined in the ESP) or, with respect to certain executive officers, including all of the executive officers, by the executive for “Good Reason” (as defined in the ESP), in addition to accrued wages and expense reimbursement, eligible employees will be entitled to receive the following each month during the applicable severance period (30 months for the CEO and 24 months for Transatlantic’s other executive officers):

•

severance in an amount equal to one-twelfth the sum of: (i) the participant’s annual base salary in the year of termination, (ii) any supplemental or quarterly cash bonus payable to such participant in respect of the year of termination, and (iii) the average of the participant’s annual cash bonus awards earned and paid with respect to the three most recently completed fiscal years;

•	continued vesting of restricted stock units, earned but unvested performance restricted stock units and options as though there had been no termination of employment;

•	continued participation in Transatlantic’s health plan at active employee rates and continued service credit for eligibility and company contribution levels for purposes of the retiree health plan;

•	continued vesting and accrual of additional non-qualified pension credits; and

•	continued life insurance and retiree health plan coverage at active employee rates including continued service credit for eligibility and company contribution levels in such plans.

Prior to receiving any severance payments, participants would be required to execute a general release of claims that also contains the following restrictions that, except as noted, apply at all times following termination:

•

Each participant is generally prohibited from (i) engaging in, being employed by, rendering services to or acquiring financial interests in any business that is competitive with Transatlantic, (ii) interfering with Transatlantic’s business relationships with customers, suppliers, or consultants, or (iii) soliciting or hiring certain key employees of Transatlantic. These restrictions apply for the shorter of one year after termination or the length of the applicable severance period.

•	Each participant must not disclose Transatlantic’s confidential information.

The new retention agreements referenced above will likely, consistent with the previously offered Retention Agreements, provide for a partial waiver of “Good Reason” in connection with the merger, thereby limiting the circumstances under which an executive who has the right to resign for “Good Reason” under the ESP may exercise that right.

Orlich Transition Agreement

In connection with the retirement of Robert F. Orlich on December 31, 2011 from the position of Chief Executive Officer of Transatlantic, Transatlantic entered into an Executive Transition Agreement with Robert F. Orlich on November 20, 2011 that provides for certain benefits upon Mr. Orlich’s retirement (which we refer to as the “Transition Agreement”), as well as a Release and Restrictive Covenant Agreement (which we refer to as the “Release Agreement”).

In general, the Transition Agreement provides that, upon his retirement, Mr. Orlich will become entitled to the compensation and benefits to which he would have been entitled had he terminated his employment for “Good Reason” under the applicable compensation and benefits policies of Transatlantic, including the ESP. The Transition Agreement further provides for certain limited benefits not contemplated by the ESP, including the use of office space and administrative support at Transatlantic’s facilities in Stamford, Connecticut and the provision of automobile lease payments through December 31, 2013. The Transition Agreement also provides for a reduction of compensation and benefits to Mr. Orlich in the event that such reduction would avoid excise taxes under Sections 280G and 4999 of the Code and result in a better after tax outcome for Mr. Orlich. Amounts payable to Mr. Orlich pursuant to the Transition Agreement are not included in the “Golden Parachute Compensation Table” below because he is retiring prior to the completion of the merger and such amounts are not contingent on a change in control of Transatlantic. A copy of the Transition Agreement, including the Release Agreement, is attached to Transatlantic’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2011 as Exhibit 10.1.

Golden Parachute Compensation

As described above, each of Transatlantic’s named executive officers, other than Mr. Orlich, will be offered a retention agreement pursuant to the terms described above. In addition, the merger is considered a Change in Control under Transatlantic’s equity programs.

The following table sets forth the estimated amounts of “golden parachute” compensation (for purposes of Item 402(t) of Regulation S-K) that each named executive officer of Transatlantic could receive in connection with the merger. These amounts assume, where applicable, that the named executive officer is entitled to the full amount of retention benefits for which he is eligible pursuant to the terms of the applicable retention agreement (subject to change in connection with entering into and finalizing the terms of the applicable retention agreement) and the full amount of any proposed Supplemental Award. Certain of the amounts payable may vary depending on the actual dates on which the merger is completed and whether or not, and if so the manner in which, a named executive officer terminates employment. As a result, the actual amounts received by a named executive officer may differ in material respects from the amounts set forth below.

Golden Parachute Compensation Table

		Equity						Total
Name (1)	Cash (Severance) ($)	Single- Trigger ($)(2)	Double- Trigger ($)(3)(4)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)(5)	Single- Trigger Total ($)(6)	Single and Double- Trigger Total ($)
Robert F. Orlich (7)	0	2,846,324	0	0	0	0	0	2,846,324	2,846,324
Steven S. Skalicky	0	1,213,631	5,819,429	0	0	0	2,250,000	3,463,631	9,283,060
Paul A. Bonny	0	1,213,631	5,785,511	0	0	0	3,000,000	4,213,631	9,999,142
Javier E. Vijil	0	1,213,631	5,518,518	0	0	0	2,250,000	3,463,631	8,982,149
Michael C. Sapnar	0	814,206	6,238,809	0	0	0	5,000,000	5,814,206	12,053,015

(1)	As disclosed above, each named executive officer participates in the ESP, which provides for severance payments in the event of certain involuntary terminations of employment. Such severance payments are not conditioned upon nor relate to the occurrence of a change in control of Transatlantic, and the ESP does not otherwise provide for enhanced benefits in connection with a change in control. As such, the amounts payable pursuant to the ESP in the case of a covered involuntary termination of employment are not included in the table.

(2)	As mentioned above, all outstanding options shall be converted into an obligation of Alleghany to pay cash in an amount equal to the value per share pursuant to the merger agreement (single-trigger arrangement) using the Black-Scholes option pricing model. The Black-Scholes formula is a mathematical equation developed by two prominent economists for the purpose of determining the economic value of certain options. All stock options held by the named executive officers will be fully vested by March 2012 since the executives will have satisfied the requirement to remain employed with Transatlantic for the designated period of time set forth in their options. The individual amounts disclosed in the table reflect the estimated additional value each named executive officer is getting with respect to vested options as a result of such options being cashed out based on the Black-Scholes value, calculated as follows: the number of vested options outstanding as of the merger, multiplied by (i) for options that have an exercise price that is greater than the per share amount, the Black-Scholes value, calculated pursuant to the terms of the merger agreement; and (ii) for options that have an exercise price that is less than the per share amount, the difference between the Black-Scholes value, calculated pursuant to the terms of the merger agreement, and the “spread” for such options (i.e., the positive difference between the per share amount and the exercise price).
(3)	As described above, pursuant to Transatlantic’s equity programs the named executive officers are entitled to certain equity acceleration upon a termination without “Cause” or with “Good Reason” (as each is defined in the applicable plan), if applicable, within 24 months of a “Change in Control” (as defined in the applicable plan) (double-trigger arrangement). The value of the double-trigger-acceleration of the named executive officers’ outstanding restricted stock units (including cash-settled performance-based Transatlantic units that were granted in 2011) disclosed in the table assumes conversion of the performance-based restricted stock unit awards into time-based awards at target level performance, as described in greater detail in the discussion above entitled “Treatment of Equity Awards” and in footnote (4). The value of the acceleration of outstanding restricted stock units disclosed in the table applies to all unvested restricted stock units (including cash-settled performance-based Transatlantic units that were granted in 2011) as of January 4, 2012. The value of a restricted stock unit is based on the average closing market price of a share of Transatlantic’s common stock over the first five business days following the first public announcement of the merger, which was November 21, 2011. The values set forth in the table have also been calculated assuming that the probability of an involuntary termination of employment in connection with the merger is 100%. However, as disclosed above, Transatlantic does not currently expect the employment of its named executive officers to be terminated at or following the closing of the merger in a manner that would cause the acceleration of vesting of their outstanding restricted stock units.
(4)

As described above, pursuant to the terms of the merger agreement, each of the named executive officers’ outstanding restricted stock units that are based upon the achievement of performance goals will be treated the same as all other restricted stock units, but will first be converted into time-based restricted stock units upon consummation of the merger based upon (i) actual performance levels as of immediately prior to the closing date of the merger for those outstanding performance awards with a performance period that will end during the nine month period following the closing date of the merger, and (ii) target performance levels for all other outstanding performance awards. The performance goals for each cash-settled performance-based Transatlantic unit that was granted in 2011 will be treated in the same manner as the performance-based Transatlantic restricted stock units, as described in the immediately prior sentence. With respect to fiscal years 2009, 2010 and 2011, restricted stock units that were based upon the achievement of performance goals (including cash-settled performance-based Transatlantic units that were granted in 2011) for which the performance period has ended have been earned at or above target levels. It has therefore been assumed that the conversion to time-based restricted stock units as provided for in the merger agreement will not result in additional value to the named executive officers for the purposes of the table and the table above does not reflect any additional value in connection with such conversion.
(5)	As disclosed above, for Messrs. Skalicky, Bonny and Vijil, a portion of these amounts, $1,500,000, $2,000,000 and $1,500,000, respectively, assume that the applicable named executive officer is entitled to the full amount of cash retention benefits for which each may become eligible under the proposed Alleghany Retention Agreements, upon the execution of the Alleghany Retention Agreements, subject to continued employment through the applicable vesting date. These amounts would also be paid out, on a pro rata basis pursuant to the proposed Alleghany Retention Agreement upon termination of employment by Transatlantic (as a subsidiary of Alleghany) without “Cause,” or due to death or “Disability” or by the executive with “Good Reason” (each as defined in the applicable Alleghany Retention Agreement) prior to December 31, 2013. The terms that are ultimately agreed upon between Alleghany and these individuals may differ once the Alleghany Retention Agreements are finalized. Messrs. Skalicky, Bonny and Vijil are expected to be granted Supplemental Awards in connection with future services to address a change in the equity program. Alleghany currently contemplates that the Supplemental Awards will, subject to continued employment through the vesting date, vest on the third anniversary of the date of grant and will vest on a pro rata basis generally upon termination by Transatlantic (as a subsidiary of Alleghany) without “Cause,” or due to death or “Disability” prior to the applicable vesting date. As disclosed above (and included in this column), Alleghany currently contemplates that following completion of the merger Messrs. Skalicky, Bonny and Vijil will be granted Supplemental Awards equal to $750,000, $1,000,000 and $750,000, respectively. With respect to Mr. Sapnar, Alleghany currently expects that Mr. Sapnar will receive a retention award and/or Supplemental Award (as each are described above) having an aggregate value of $5,000,000, with any retention award and Supplemental Award being subject to substantially the same vesting terms as described above for Mr. Sapnar’s retention award.
(6)	This column includes the aggregate values of the “single trigger” equity column and the “other” column, which discloses the full value of the previously offered or currently proposed retention agreement, as applicable. As disclosed in footnote (5), the amounts in the “other” column are subject to change upon finalizing the retention agreements and Supplemental Awards.
(7)	As disclosed above, Mr. Orlich retired on December 31, 2011. Pursuant to the ESP and the terms of his Transition Agreement, Mr. Orlich will continue to vest in his outstanding equity for 30 months following his retirement. Mr. Orlich’s awards that are outstanding upon the closing of the merger will be subject to the treatment provided in the merger agreement. Accordingly, Mr. Orlich’s options will be cashed out, as described in footnote 2, above, and his restricted stock units will be converted into a right to receive the per share amount, subject to ongoing vesting and will be deemed invested in common units of the surviving company. Mr. Orlich, will not, however, be entitled to the accelerated vesting provisions described in footnote 3, above. Thus, only the value of the cash-out of Mr. Orlich’s options has been reflected in the table above.

Alleghany Board of Directors and Management Following the Merger

Alleghany has agreed to take all necessary action to cause, effective at the effective time of the merger, the number of directors on the Alleghany board of directors to be increased from 11 to 14 and three persons who were members of the Transatlantic board of directors immediately prior to the effective time of the merger as mutually agreed by Alleghany and Transatlantic to be elected to the Alleghany board of directors. The Alleghany board of directors has three classes of directors, with one of such classes elected each year. One of the three Transatlantic directors shall become a Class I director, another a Class II director and the third a Class III director.

Following completion of the merger, Michael C. Sapnar will retain his current roles as Transatlantic’s President and chief executive officer of Transatlantic. Robert F. Orlich, who retired as Transatlantic’s chief executive officer at the end of 2011, will serve on the board of managers of and as a senior advisor to Transatlantic. The foregoing director elections and officer appointments are conditioned upon completion of the merger. In addition, following completion of the merger, Joseph P. Brandon, former chief executive of Berkshire Hathaway’s wholly owned subsidiary General Re Corporation, will serve as President of AIHL, Executive Vice President of Alleghany, and Chairman of the board of directors of Transatlantic Holdings, Inc. The board of directors of Transatlantic Holdings, Inc. following completion of the merger will consist of Weston M. Hicks, Michael C. Sapnar, Roger B. Gorham, Joseph P. Brandon and Robert F. Orlich. In the event that the merger is not completed, the foregoing director elections and officer appointments will not take effect.

Regulatory Clearances Required for the Merger

Alleghany and Transatlantic have each agreed to take actions in order to obtain regulatory clearance required to consummate the merger. Regulatory clearance required to complete the merger includes expiration or termination of the required waiting period under the HSR Act, following required notifications and review by the Antitrust Division or the FTC. The parties filed the required notifications with the Antitrust Division and the FTC on December 8, 2011, and the FTC granted early termination of the applicable waiting period on December 16, 2011. Alleghany and Transatlantic have also filed notifications with the relevant competition authorities in Italy and Turkey.

In addition, the parties are also required to make filings with and/or obtain approvals from certain U.S. and non-U.S. insurance regulatory authorities (which we refer to as “Insurance Authorities”). Receipt of approval by the New York DFS is a condition to completion of the merger. All other consents of or filings with insurance regulators shall have been obtained or made except where the failure to obtain such consents or make such filings would not reasonably be expected to be materially adverse to Alleghany and its subsidiaries, taken as a whole, or Transatlantic and its subsidiaries, taken as a whole (after giving effect to the merger).

The U.S. insurance company subsidiaries of Transatlantic are domiciled in the State of New York. As such, the merger requires a filing with, and approval of, the New York DFS. Generally, a person seeking to acquire voting securities, such as common stock, in an amount that would result in such person controlling, directly or indirectly, a New York domestic insurer must, together with any person ultimately controlling such person, file an Application for Approval of Acquisition of Control of a domestic insurer (which we refer to as a “Form A”), with the New York DFS and send a copy of such Form A to the domestic insurer. Alleghany has made a Form A filing with the New York DFS.

Although a public hearing is not required for the approval of a Form A in the State of New York, the New York Superintendent does have the discretion to hold such a public hearing. The New York Insurance Law requires the New York DFS to approve a Form A unless it determines that such application should be disapproved on one or more prescribed regulatory grounds. There is no statutorily prescribed period in which the New York DFS must render a decision with respect to a Form A. The New York DFS has discretion to request that Alleghany furnish additional information before it deems the Form A filing complete.

TRZ, a subsidiary of Transatlantic, is a Swiss regulated reinsurer and prior notification of its indirect change of control as a result of the merger is required to be provided to the Swiss Financial Market Supervisory Authority (which we refer to as “FINMA”). FINMA may prohibit the merger, impose conditions on the merger or provide a statement of non-objection in regard to the merger. Prior to the closing of the merger, the parties will make the required filings with, and seek to obtain the necessary approval from, FINMA.

In addition to Switzerland, Transatlantic’s subsidiaries conduct operations in a number of other non-U.S. jurisdictions where insurance regulatory filings or approvals are required in connection with the consummation of the merger. In that regard, Transatlantic has made or expects to make formal filings with, or has sought or expects to seek approvals from, the Insurance Authorities in certain other U.S. and non-U.S. jurisdictions, including, without limitation, Argentina, Australia, Brazil, Germany, Gibraltar and Hong Kong. Moreover it is possible that Insurance Authorities in other non-U.S. jurisdictions may require additional filings or information or require the parties to obtain their approval of the merger. No insurance regulatory authority has indicated to Alleghany or Transatlantic that a hearing will be required in connection with the aforementioned regulatory filings and approvals, however, pursuant to their regulatory authority, one or more Insurance Authorities may hold a hearing as part of their consideration of the filings.

While Alleghany and Transatlantic expect to obtain all required regulatory clearances, we cannot assure you that these regulatory clearances will be obtained or that the granting of these regulatory clearances will not involve the imposition of additional conditions on the completion of the merger, including the requirement to divest assets, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the merger not being satisfied.

Alleghany and Transatlantic cannot assure you that the Antitrust Division, FTC or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the merger before or after it is completed. Any such challenge to the merger could result in a court order enjoining the merger or in the imposition of restrictions or conditions that would have a material adverse effect on Alleghany if the merger is completed. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the merger agreement, each of Alleghany and Transatlantic is required to commit to any divestitures or similar arrangements with respect to its assets or conduct of business arrangements if that divestiture or arrangement is a condition to obtain any clearance or approval from any governmental entity in order to complete the merger. Unless required by law, no additional stockholder approval is expected to be required or sought for any decision by Alleghany and Transatlantic after the Alleghany special meeting and the Transatlantic special meeting to agree to any terms and conditions necessary to resolve any regulatory objections to the merger.

Treatment of Transatlantic Stock Options and Other Long-Term Incentive Awards

Each outstanding stock option to acquire Transatlantic common stock, whether vested or unvested, will be converted into the right to receive a cash payment equal to the value of such stock option based on an amount determined using the Black-Scholes valuation methodology based on assumptions that are agreed upon by Transatlantic and Alleghany.

Each outstanding Transatlantic restricted stock unit held by an employee of Transatlantic (including each performance-based Transatlantic restricted stock unit) will be converted into a right to receive cash in an amount equal to the per share merger consideration, with the same terms and conditions as were applicable under such restricted stock unit prior to the conversion (including vesting or forfeiture provisions), with (i) the cash value of the converted Transatlantic restricted stock units held by employees of Transatlantic who were designated as participants in a Partners Plan to be deemed to be notionally invested in common units of the surviving company or (ii) the cash value of the converted Transatlantic restricted stock units held by employees of Transatlantic who were not designated as participants in a Partners Plan may, if so elected by such employee, be deemed to be notionally invested in common units of the surviving company.

Outstanding Transatlantic restricted stock units held by Transatlantic employees that are subject to performance goals for which the performance period is not completed as of the closing date of the merger will be treated as follows: (i) the level of achievement of the applicable performance goal for any performance-based Transatlantic restricted stock unit with a performance period that ends on or prior to the date that is nine months following the closing date of the merger will be determined based on actual performance through the closing date of the merger; and (ii) the level of achievement of the applicable performance goal for any performance-based Transatlantic restricted stock unit with a performance period that ends more than nine months following the closing date of the merger will be deemed to be earned at target level.

Each outstanding Transatlantic restricted stock unit held by a non-employee director of Transatlantic will be converted into a fully vested right to receive cash in an amount equal to the per share merger consideration and will be paid in cash at the time specified under the Transatlantic 2008 Non-Employee Directors Stock Plan, with amounts in respect of Transatlantic restricted stock units held by non-employee directors who serve on the Alleghany board of directors following the closing date of the merger to be deemed notionally invested in common stock of Alleghany until the date of distribution to such non-employee director.

Dividends

The holders of Alleghany common stock will receive dividends if and when declared by the Alleghany board of directors out of legally available funds or, in the case of stock dividends, out of authorized and available shares of its common stock. Alleghany declared a 2% stock dividend on February 25, 2011, which dividend was paid on April 29, 2011 to holders of record on April 1, 2011. The Alleghany board of directors has determined that no stock or cash dividend will be declared during the pendency of the merger.

Alleghany is prohibited by the terms of the merger agreement from repurchasing shares of its common stock during the pendency of the merger.

Transatlantic is permitted to pay to its holders of common stock the $0.22 per share dividend previously declared and payable to its holders of record on November 16, 2011 (which dividend was paid on December 2, 2011), but is otherwise prohibited by the terms of the merger agreement from declaring or paying any dividends during the pendency of the merger. Transatlantic is also prohibited from repurchasing its shares of common stock during the pendency of the merger.

Listing of Alleghany Shares

It is a condition to the completion of the merger that the shares of Alleghany common stock to be issued to Transatlantic stockholders pursuant to the merger be authorized for listing on the NYSE at the effective time of the merger.

De-Listing and Deregistration of Transatlantic Common Stock

Upon completion of the merger, shares of Transatlantic common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Appraisal Rights

Depending upon the elections made by the holders of shares of Transatlantic common stock with respect to the forms of consideration to be received in the merger, Delaware law may entitle the holders of shares of Transatlantic common stock, who follow the procedures specified in Section 262, to have their shares appraised by the Delaware Court of Chancery and to receive the “fair value” of such shares as of completion of the merger in place of the merger consideration, as determined by the court. Specifically, holders, if any, of shares of Transatlantic common stock who make a stock election (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger—Stock Election”) but who are forced to accept cash consideration in respect of such shares by reason of proration (and not simply cash in lieu of fractional shares) (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger—Proration”), would be entitled to have such shares appraised by the Delaware Court of Chancery if they comply with the procedures described below.

In order to preserve the ability to exercise such rights, a holder must demand and perfect appraisal rights in accordance with Section 262.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed in order to perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, the full text of which appears in Annex G to this joint proxy statement/prospectus.

Section 262 requires that stockholders be notified that appraisal rights will be available not less than 20 days before the meeting of stockholders to vote on the adoption of the merger agreement. A copy of Section 262 must be included with such notice. This document constitutes Transatlantic’s notice to the holders of shares of Transatlantic common stock of the potential availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you are a Transatlantic stockholder and wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex G to this document since failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

Any Transatlantic stockholder wishing to exercise the right to demand appraisal under Section 262 must satisfy the following three conditions:

•	deliver to Transatlantic a written demand for appraisal of your shares of Transatlantic common stock before the vote with respect to the adoption of the merger agreement is taken;

•

not vote in favor of the adoption of the merger agreement. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement. Therefore, a Transatlantic stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against adoption of the merger agreement or abstain from voting on the merger agreement. However, voting against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be made in addition to and separate from any proxy you deliver or vote you cast in person; and

•	continuously hold your shares of Transatlantic common stock through the completion of the merger.

If you fail to comply with these three conditions and the merger is completed, you will be entitled to receive the merger consideration for your shares of Transatlantic common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Transatlantic common stock.

All demands for appraisal should be addressed to the Secretary of Transatlantic at 80 Pine Street, New York, NY 10005 before the vote on the merger agreement is taken at the Transatlantic special meeting, and must be executed by, or on behalf of, the record holder of the shares for which appraisal rights are being exercised. The demand must reasonably inform Transatlantic of the identity of the holder and the intention of the holder to demand appraisal of his, her or its shares of Transatlantic common stock.

If your shares of Transatlantic common stock are held of record through a broker, bank, nominee or other third party and you wish to demand appraisal rights, you must act promptly to instruct the applicable broker, bank nominee or other third party to follow the steps summarized in this section. If your shares of Transatlantic common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If your shares of Transatlantic common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of

Transatlantic common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Transatlantic common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Transatlantic common stock as to which appraisal is sought. Where no number of shares of Transatlantic common stock is expressly mentioned, the demand will be presumed to cover all shares of Transatlantic common stock held in the name of the record owner.

Within ten days after the effective date of the merger, Alleghany must give written notice that the merger has become effective to each Transatlantic stockholder who has properly filed a written demand for appraisal. At any time within sixty days after the effective date, any holder who has demanded an appraisal has the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for his or her shares of Transatlantic common stock. Within 120 days after the effective date, either Alleghany or any holder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders entitled to appraisal. Alleghany has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a Transatlantic stockholder to file such a petition within the period specified could nullify the Transatlantic stockholder’s previously written demand for appraisal. In addition, within 120 calendar days after the effective time of the merger, any stockholder who properly complied with the requirements of Section 262 will be entitled to receive from Transatlantic, upon request, a statement setting forth the aggregate number of shares of Transatlantic common stock not voted or consented in favor of adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Transatlantic common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file such a petition or request the statement described in the preceding sentence.

If a petition for appraisal is duly filed by a holder and a copy of the petition is delivered to Transatlantic, Transatlantic will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Chancery Court with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. After notice to dissenting Transatlantic stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, and to determine those Transatlantic stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the Transatlantic stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Transatlantic stockholder fails to comply with that direction, the Chancery Court may dismiss the proceedings as to that Transatlantic stockholder.

After determination of the Transatlantic stockholders entitled to appraisal of their shares, the Chancery Court will appraise the shares of Transatlantic common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Chancery Court in its discretion determines otherwise for good cause shown, interest from the effective time of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5.0% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. When the value is determined, the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the holders entitled to receive the same, upon surrender by such holders of the certificates representing those shares of Transatlantic common stock.

In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that an investment banking opinion as to the fairness from a financial point of view of the consideration to be received in a transaction such as the merger is not an opinion as to fair value under Section 262. Although we believe that the per share merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Chancery Court and stockholders should recognize that such an appraisal could result in determination of a value higher or lower than, or the same as, the per share merger consideration. Moreover, we do not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Transatlantic common stock is less than the per share merger consideration.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation of the merger. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible as proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding may be imposed upon the parties participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a Transatlantic stockholder, the Chancery Court may order all or a portion of the expenses incurred by any Transatlantic stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Transatlantic stockholder who has demanded appraisal rights will not, after the effective date, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective date.

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with Transatlantic’s written consent. No appraisal proceeding in the Chancery Court will be dismissed as to any stockholder without the approval of the Chancery Court, and such approval may be conditioned upon such terms as the Chancery Court deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective time of the merger. If Transatlantic does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more or less than, or equal to, the consideration being offered pursuant to the merger agreement. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal (if available) will cease. Inasmuch as Transatlantic has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis.

Under the merger agreement, if any dissenting Transatlantic stockholder fails to perfect or has effectively withdrawn or lost its appraisal rights before the election deadline, each of such holder’s shares of Transatlantic common stock will be deemed to be non-election shares unless such stockholder makes a valid election before the election deadline. If any dissenting Transatlantic stockholder fails to perfect or has effectively withdrawn or lost its appraisal rights after the election deadline, each of such holder’s shares of Transatlantic common stock will be converted, as of the effective time of the merger, into the right to receive only the stock consideration or only the cash consideration or a combination of both the stock consideration and the cash consideration, as determined by Alleghany in its sole discretion. For further details on the “election deadline,” “non-election shares,” the “effective time,” “stock consideration” and “cash consideration,” see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration,” “—Effective Time and Completion of the Merger” and “—Consideration To Be Received in the Merger.”

As of the date of the mailing of this joint proxy statement/prospectus, we cannot definitively state whether appraisal rights will be available as a result of the merger because (i) the availability of appraisal rights depends on whether the cash consideration is undersubscribed to the extent that appraisal rights would be available, and (ii) we will not know whether the cash consideration is undersubscribed to the extent that appraisal rights would be available until the election deadline (as more fully explained below under “The Merger Agreement—Consideration To Be Received in the Merger”). In the event that the cash consideration is undersubscribed to the extent that appraisal rights would be available, Transatlantic stockholders who have otherwise complied with the requirements of Section 262 will be advised of the availability of appraisal rights within 10 days of the merger in the notice of the effective date of the merger required by Section 262. If the cash consideration is not undersubscribed to the extent that appraisal rights would be available, Alleghany will issue a public announcement and file a Form 8-K with the SEC informing Transatlantic stockholders that appraisal rights will not be available in connection with the merger. If you wish to preserve the ability to exercise appraisal rights, you must make a written demand for appraisal of your shares as described above.

In view of the complexity of Section 262, holders of shares of Transatlantic common stock who may wish to dissent from the merger and pursue appraisal rights should promptly consult their legal advisors.

Litigation Related to the Merger

On November 22, 2011, a putative stockholder class action lawsuit was filed against Transatlantic, Transatlantic’s directors, Alleghany, and Shoreline Merger Sub, LLC in New York State court in connection with the merger agreement: Clark v. Transatlantic Holdings, et al., Index No. 653256/2011 (Supreme Court of the State of New York, County of New York). The lawsuit asserts that the members of the Transatlantic board of directors breached a fiduciary duty in connection with the approval of the merger with Alleghany and that Transatlantic, Alleghany and Shoreline Merger Sub, LLC aided and abetted the alleged breaches of fiduciary duty. Transatlantic, Alleghany and their respective directors believe this lawsuit is without merit and intend to defend it vigorously.

Five putative stockholder class action lawsuits were filed against Transatlantic and its directors in connection with the since-terminated Allied World Merger Agreement. Three of the putative stockholder class action lawsuits were filed against Transatlantic and Transatlantic’s directors in New York State court: Clark v. Transatlantic Holdings, Inc., et al., Index No. 651706/2011 (Supreme Court of the State of New York, County of New York), Sutton v. Transatlantic Holdings, Inc., et al., Index No. 651705/2011 (Supreme Court of the State of New York, County of New York), and Jaroslawicz v. Transatlantic Holdings, Inc., et al., Index No. 651718/2011 (Supreme Court of the State of New York, County of New York). These lawsuits assert that the members of the Transatlantic board of directors breached a fiduciary duty in connection with the approval of the proposed merger with Allied World and that Allied World and its subsidiaries aided and abetted the alleged breaches of fiduciary duty. On October 18, 2011 the parties stipulated that each of these actions would be discontinued without prejudice. The other two putative stockholder class action lawsuits were filed against Transatlantic and Transatlantic’s directors in the Delaware Court of Chancery: Ivers v. Transatlantic Holdings, Inc., et al., C.A. No. 6574-CS (Court of Chancery of the State of Delaware) and Kramer v. Transatlantic Holdings, Inc., et al., C.A. No. 6626-VCP (Court of Chancery of the State of Delaware). The Delaware actions were subsequently consolidated and, on October 10, 2011, the Delaware plaintiffs filed a second consolidated amended complaint.

The lawsuit generally alleges that Transatlantic’s directors breached their fiduciary duties in connection with the approval of the merger, the approval of certain deal protection measures, the failure to rescind the stockholders rights plan, the approval of certain payments to Allied World in connection with the termination of the Allied World Merger Agreement and the approval of Transatlantic’s share repurchase program, and that Allied World and its subsidiary aided and abetted certain such breaches of fiduciary duty. On December 19, 2011, the Court granted the Delaware plaintiffs’ motion to file a third consolidated amended complaint. On December 21, 2011, the Delaware plaintiffs filed their third consolidated amended complaint. This third consolidated amended complaint adds Alleghany and Shoreline Merger Sub, LLC as defendants, and alleges that the members of the Transatlantic board of directors breached a fiduciary duty in connection with the approval of the merger with Alleghany and that Alleghany and Shoreline Merger Sub, LLC aided and abetted the alleged breaches of fiduciary duty. In addition, this third consolidated amended complaint retains its allegations against Allied World and its subsidiaries. Transatlantic and its directors believe these lawsuits are without merit and intend to defend them vigorously.

On August 10, 2011, Validus filed a complaint in the Delaware Court of Chancery against Transatlantic, Transatlantic’s directors, Allied World and one of Allied World’s subsidiaries. The complaint alleges, among other things, that Transatlantic’s directors breached their fiduciary duties (and that Allied World and its subsidiary aided and abetted such breaches) (i) by requiring Validus to execute a confidentiality agreement containing a standstill provision prior to engaging in negotiations with Validus and (ii) by making allegedly false, misleading and incomplete disclosures in connection with seeking Transatlantic stockholder approval of the Allied World merger. On August 16, 2011, Validus filed a Motion for Preliminary Injunction and a Motion for Expedited Proceedings. Transatlantic opposed Validus’s Motion for Expedited Proceedings. On August 24, 2011, Validus withdrew its motion for expedited proceedings. On September 6, 2011, Transatlantic and the Transatlantic directors moved to dismiss the complaint. On November 18, 2011, Transatlantic answered the complaint. Transatlantic and its directors believe this lawsuit is without merit and intend to defend against it vigorously.

On July 28, 2011, Transatlantic filed a lawsuit in the United States District Court for the District of Delaware against Validus alleging that Validus violated Sections 14(a) and (e) of the Exchange Act and Section 11 of the Securities Act by making materially false and/or misleading statements in its proxy and tender offer materials filed with the SEC. The lawsuit seeks, among other relief, an order: (i) compelling Validus to correct the material misstatements and omissions it has made in connection with both its proxy and tender offer materials; and (ii) prohibiting Validus from acquiring or attempting to acquire shares of Transatlantic until its misstatements have been corrected. On September 12, 2011, Transatlantic filed an amended complaint against Validus, Edward J. Noonan and Joseph E. Consolino alleging that Validus, Mr. Noonan and Mr. Consolino violated Section 14(a) of the Exchange Act by making materially false and/or misleading statements in its proxy and tender offer materials filed with the SEC and seeking a declaration that Transatlantic Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC complies with Section 14(d)(1) of the Exchange Act.

On November 18, 2011, Transatlantic filed a complaint against Validus and one of its subsidiaries in the Delaware Court of Chancery. The complaint alleges, among other things, that proposals set forth in Validus’s consent solicitation materials to be delivered to Transatlantic stockholders are facially invalid under the Transatlantic charter and Delaware law. The complaint seeks a declaratory judgment that the Validus proposals are invalid and that, if Validus elects to move forward with its consent solicitation, Validus must, among other things, request a new record date and otherwise comply with the notice requirements for a consent solicitation under Transatlantic’s bylaws. Also on November 18, 2011, Validus submitted to Transatlantic revised consent solicitation proposals and a request for a new record date for Validus’s consent solicitation.

On November 28, 2011, Validus announced that it was withdrawing the Revised Validus Exchange Offer. On December 7, 2011, Validus delivered a letter to Transatlantic withdrawing its previous request for a record date in connection with its solicitation of written consents from Transatlantic’s stockholders.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of Alleghany and Transatlantic are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Alleghany stockholders and Transatlantic stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the merger or the stock issuance.

The merger agreement is included in this joint proxy statement/prospectus only to provide public disclosure regarding its terms and conditions as required by U.S. federal securities laws, and is not intended to provide any factual information about Alleghany or Transatlantic. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties:

•	were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments;

•	may not be intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate;

•

have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

This summary is qualified in its entirety by reference to the merger agreement.

Terms of the Merger

Each of the Alleghany board of directors and the Transatlantic board of directors has approved the merger agreement, which provides for the merger of Transatlantic with and into Merger Sub, a wholly owned subsidiary of Alleghany. Merger Sub will be the surviving company in the merger, and will continue to be a wholly owned subsidiary of Alleghany after the merger is completed. Each share of Alleghany common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of Alleghany, and each share of Transatlantic common stock issued and outstanding at the effective time of the merger (other than shares held by Alleghany, Merger Sub or any of their respective subsidiaries, or Transatlantic, which shares shall be cancelled) will be converted into either cash or Alleghany common stock, as described below. See “—Consideration To Be Received in the Merger.”

The rights of Alleghany stockholders will continue to be governed by the Alleghany charter and the Alleghany bylaws after the completion of the merger. The rights of Transatlantic stockholders who receive Alleghany common stock as merger consideration will be governed by the Alleghany charter and the Alleghany bylaws after the completion of the merger. The merger agreement provides that Alleghany may change the structure of the merger if consented to by Transatlantic (but Transatlantic’s consent cannot be unreasonably withheld). No such change may alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect holders of Transatlantic stock-based awards, adversely affect the tax consequences to Transatlantic stockholders in the merger or materially impede or delay completion of the merger.

Effective Time and Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place no later than the second business day after all conditions to the completion of the merger have been satisfied or waived. The merger will be effective when the parties duly file the certificate of merger with the Secretary of State of the State of Delaware, or at such later time as Alleghany and Transatlantic shall agree and specify in the certificate of merger.

Alleghany and Transatlantic currently expect the closing of the merger to occur in the first quarter of 2012. However, as the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions described in the merger agreement, it is possible that factors outside the control of Alleghany and Transatlantic could result in the merger being completed at an earlier time, a later time or not at all.

Consideration To Be Received in the Merger

As a result of the merger each Transatlantic stockholder will have the right, with respect to each share of Transatlantic common stock held, to elect to receive merger consideration consisting of either cash or shares of Alleghany common stock, subject to adjustment as described below. The aggregate value of the merger consideration will fluctuate with the market price of Alleghany common stock and will be determined based on the average five-day Alleghany closing price.

Whether a Transatlantic stockholder makes a cash election, a stock election or no election, the value of the consideration that such stockholder will receive as of the completion date will be approximately equivalent based on the average five-day Alleghany closing price used to calculate the merger consideration. A chart showing the cash and stock merger consideration at various assumed average closing prices of Alleghany common stock is provided on page 4 of this document.

An election form is being mailed to Transatlantic stockholders. In order to make a valid election, Transatlantic stockholders must return their properly completed and signed election form to the exchange agent prior to the election deadline. If you are a Transatlantic stockholder and you do not return your election form by the election deadline or improperly complete or do not sign your election form, you will receive cash, shares of Alleghany common stock or a mixture of cash and shares of Alleghany common stock, based on what is available after giving effect to the valid elections made by other stockholders as well as to the adjustments described below.

If you are a Transatlantic stockholder, you may specify different elections with respect to different shares held by you (e.g., if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Alleghany will not issue fractional shares of Alleghany common stock pursuant to the merger agreement. Instead, each Transatlantic stockholder who would have otherwise been entitled to receive a fraction of a share of Alleghany common stock (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder) shall receive an amount of cash (without interest) equal to the fractional share to which the holder is entitled multiplied by the average five-day Alleghany closing price.

The merger consideration will be adjusted appropriately and proportionally to fully reflect the effect of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or other similar event with respect to shares of Alleghany common stock or shares of Transatlantic common stock prior to the effective time of the merger.

Cash Election

The merger agreement provides that each Transatlantic stockholder who makes a valid cash election will have the right to receive, in exchange for each share of Transatlantic common stock held by such holder, an amount in cash equal to the per share cash amount, which is the amount obtained by adding (A) $14.22 and (B) the product of 0.145 times the average five-day Alleghany closing price. We sometimes refer to this cash amount as the “cash consideration.” Based on the average of the closing sales prices of Alleghany common stock for the five trading days ending November 18, 2011, the last trading day prior to announcement of the transaction, if the merger had been completed on November 19, 2011, the cash consideration payable to each Transatlantic stockholder making a valid cash election would have been approximately $59.51 per Transatlantic share. However, because the aggregate amount of cash to be paid to Transatlantic stockholders is fixed in the merger agreement at $816,007,519, if more Transatlantic stockholders make valid elections to receive cash than is available as merger consideration under the merger agreement, Transatlantic stockholders electing cash consideration may have their aggregate cash consideration proportionately reduced and may receive a portion of their consideration in Alleghany common stock, despite their elections, as more fully described below under “—Proration.”

Stock Election

The merger agreement provides that each Transatlantic stockholder who makes a valid stock election will have the right to receive, in exchange for each share of Transatlantic common stock held, a fraction of a share of Alleghany common stock equal to the exchange ratio, which is the quotient, rounded to the nearest one ten thousandth, obtained by dividing the per share cash amount (determined as described above) by the average five-day Alleghany closing price. We sometimes refer to such fraction of a share of Alleghany common stock as the “stock consideration.” Based on the average of the closing prices of Alleghany common stock for the five trading days ended November 18, 2011, the last trading day prior to announcement of the transaction, if the merger had been completed on November 19, 2011 the stock consideration payable to each Transatlantic stockholder making a valid stock election would have been 0.1905 of a share of Alleghany common stock, having a market value equal to $59.51, based on such average five-day Alleghany closing price. However, because the aggregate amount of cash to be issued to Transatlantic stockholders is fixed in the merger agreement at $816,007,519, if fewer Transatlantic stockholders make valid elections to receive cash than is available as merger consideration under the merger agreement, Transatlantic stockholders electing stock consideration may have their stock consideration proportionately reduced and may receive a portion of their consideration in cash, despite their elections, as more fully described below under “—Proration.”

Non-Election Shares

If you are a Transatlantic stockholder and you do not make an election to receive cash or Alleghany common stock in the merger, your elections are not received by the exchange agent by the election deadline, or your election form is improperly completed and/or are not signed, you will be deemed not to have made an election. We sometimes refer to shares as to which no election or an invalid election has been made as “non-election shares.” Stockholders not making an election may be paid in only cash, only Alleghany common stock or a mix of cash and shares of Alleghany common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Transatlantic stockholders using the proration adjustments described below.

Proration

The aggregate amount of cash to be paid to Transatlantic stockholders is fixed in the merger agreement at $816,007,519. The total number of shares of Alleghany common stock that will be issued in the merger is approximately 8.32 million, based on the number of shares of Transatlantic common stock outstanding on November 18, 2011, the last trading day prior to announcement of the merger; provided, that if the number of shares of Transatlantic common stock outstanding increases prior to the date of completion of the merger due to the vesting of stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of shares of Alleghany common stock to be issued as consideration in the merger will be increased accordingly. If the cash consideration is either oversubscribed or undersubscribed, then certain adjustments will be made to the merger consideration to be paid to Transatlantic stockholders, in the manner described below.

Adjustment if Cash Pool is Oversubscribed

Stock may be issued to Transatlantic stockholders who make cash elections if the available $816,007,519 cash pool is oversubscribed. The total number of shares of Transatlantic common stock for which valid cash elections are made is referred to as the “Cash Election Number.” The cash consideration will be oversubscribed if the Cash Election Number exceeds the Cash Conversion Number. The “Cash Conversion Number” is equal to the quotient obtained by dividing (1) $816,007,519 by (2) the per share cash amount. For example, if the per share cash amount were $59.00, the Cash Conversion Number would be approximately 13,830,636 ($816,007,519 divided by $59.00).

If the cash election is oversubscribed, then:

•

a Transatlantic stockholder making a stock election, no election or an invalid election will receive the stock consideration for each share of Transatlantic common stock as to which it made a stock election, no election or an invalid election; and

•	a Transatlantic stockholder making a cash election will receive:

•

cash consideration for a number of shares of Transatlantic common stock equal to the product obtained by multiplying (1) the number of shares of Transatlantic common stock for which such stockholder has made a cash election by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number; and

•	stock consideration for the remaining shares of Transatlantic common stock for which the stockholder made a cash election.

Example of Oversubscription of Cash Pool

Assuming that:

•	the Cash Conversion Number was 13,500,000 (which assumes that the average five-day Alleghany closing price was equal to $318.79), and

•

the Cash Election Number was 27,000,000 (in other words, only 13,500,000 shares of Transatlantic common stock can receive the cash consideration, but Transatlantic stockholders have made cash elections with respect to 27,000,000 shares of Transatlantic common stock), then a Transatlantic stockholder making a cash election with respect to 1,000 shares of Transatlantic common stock would receive the cash consideration with respect to 500 shares of Transatlantic common stock (1,000 multiplied by 13,500,000 divided by 27,000,000) and the stock consideration with respect to the remaining 500 shares of Transatlantic common stock. Therefore, assuming that the average five-day Alleghany closing price was equal to $318.79, that Transatlantic stockholder would receive 94 shares of Alleghany common stock and approximately $30,479 in cash (including cash in lieu of fractional shares).

Adjustment if the Cash Pool is Undersubscribed

Cash may be paid to stockholders who make stock elections if the available $816,007,519 cash pool is undersubscribed. If the Cash Election Number is less than the Cash Conversion Number, the cash election is undersubscribed, in which case cash may be issued to stockholders who make stock elections. The amount by which the Cash Election Number is less than the Cash Conversion Number is referred to as the “Shortfall Number.” If the cash election is undersubscribed, then all Transatlantic stockholders making a cash election will receive the cash consideration for all shares of Transatlantic common stock as to which they made a cash election. Transatlantic stockholders making a stock election, Transatlantic stockholders who make no election and Transatlantic stockholders who failed to make a valid election will receive cash and/or Alleghany common stock based in part on whether the Shortfall Number is lesser or greater than the number of non-election shares, as described below.

Scenario 1: Undersubscription of Cash Pool and Shortfall Number is Less than or Equal to Number of Non-Election Shares. If the Shortfall Number is less than or equal to the number of non-election shares, then:

•	a Transatlantic stockholder making a stock election will receive the stock consideration for each share of Transatlantic common stock as to which it made a stock election; and

•	a Transatlantic stockholder who, with respect to some or all of its shares, made no election or who did not make a valid election will receive:

•

the cash consideration with respect to the number of shares of Transatlantic common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such Transatlantic stockholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

•	the stock consideration with respect to the remaining non-election shares held by such stockholder.

Example of Scenario 1

Assuming that:

•	the Cash Conversion Number is 13,500,000 (which assumes that the average five-day Alleghany closing price was equal to $318.79);

•

the Cash Election Number is 5,400,000 (in other words, 13,500,000 shares of Transatlantic common stock must be converted into cash consideration but Transatlantic stockholders have made a cash election with respect to only 5,400,000 shares of Transatlantic common stock, so the Shortfall Number is 8,100,000); and

•	the total number of non-election shares is 10,800,000,

then a Transatlantic stockholder that has not made an election with respect to 1,000 shares of Transatlantic common stock would receive the per share cash consideration with respect to 750 shares of Transatlantic common stock (1,000 multiplied by 8,100,000 divided by 10,800,000) and the per share stock consideration with respect to the remaining 250 shares of Transatlantic common stock. Therefore, assuming that the average five-day Alleghany closing price was equal to $318.79, that Transatlantic stockholder would receive 47 shares of Alleghany common stock and approximately $45,461 in cash (including cash in lieu of fractional shares).

Scenario 2: Undersubscription of Cash Pool and Shortfall Number Exceeds Number of Non-Election Shares. If the Shortfall Number exceeds the number of non-election shares, then:

•

a Transatlantic stockholder who made no election or who has not made a valid election will receive the cash consideration for each share of Transatlantic common stock for which it did not make a valid election; and

•	a Transatlantic stockholder making a stock election will receive:

•

Cash consideration with respect to the number of shares of Transatlantic common stock equal to the product obtained by multiplying (1) the number of shares of Transatlantic common stock with respect to which the stockholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which the Shortfall Number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

•	stock consideration with respect to the remaining shares of Transatlantic common stock held by such stockholder as to which it made a stock election.

Example of Scenario 2

Assuming that:

•	the Cash Conversion Number is 13,500,000 (which assumes that the average five-day Alleghany closing price was equal to $318.79);

•

the Cash Election Number is 5,400,000 (in other words, 13,500,000 shares of Transatlantic common stock must be converted into the cash consideration but Transatlantic stockholders have made a cash election with respect to only 5,400,000 shares of Transatlantic common stock, so the Shortfall Number is 8,100,000);

•	the number of non-election shares is 5,400,000 (so the Shortfall Number exceeds the number of non-election shares by 2,700,000); and

•	the number of stock election shares is 43,200,000,

then a Transatlantic stockholder that has made a stock election with respect to 1,000 shares of Transatlantic common stock would receive the cash consideration with respect to 62.5 shares of Transatlantic common stock (1,000 multiplied by 2,700,000 divided by 43,200,000) and the stock consideration with respect to the remaining 937.5 shares of Transatlantic common stock. Therefore, assuming that the average five-day Alleghany closing price was equal to $318.79, that Transatlantic stockholder would receive 177 shares of Alleghany common stock, and approximately $4,019 in cash (including cash in lieu of fractional shares).

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Transatlantic common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates representing shares of Transatlantic common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. Computershare will be the exchange agent in the merger and will receive your election form, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Election Form

Transatlantic stockholders are being mailed election forms at least 20 business days prior to the election deadline so as to permit each Transatlantic stockholder to exercise such holder’s right to make an election prior to the election deadline. Each election form will allow you to make cash or stock elections or a combination of both.

The election deadline will be 5:00 p.m., New York City time, on a date prior to the effective time of the merger to be mutually determined by Alleghany and Transatlantic, which date shall be publicly announced by joint press release at least five business days prior to such date.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the election form. Stockholders who hold their shares of Transatlantic common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Transatlantic common stock. Shares of Transatlantic common stock as to which the holder has not made a valid election prior to the election deadline will be treated as non-election shares.

To make a valid election, each Transatlantic stockholder must submit a properly completed election form, together with stock certificates or a guarantee of delivery (except with respect to book-entry shares, in which case you should follow the instructions set forth in the election form), so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form.

An election form will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of Transatlantic common stock covered by the election form (or customary affidavits and indemnification regarding the loss or destruction of such certificates, as will be described in the election form). If you cannot deliver your stock certificates to the exchange agent by the election deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the election form, so long as the actual stock certificates are in fact delivered to the exchange agent within five business days after the execution of such guarantee of delivery.

Generally, an election may be changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised election form. A Transatlantic stockholder may also revoke its election by either submitting a written notice to the exchange agent or withdrawing the certificates representing the shares of Transatlantic common stock covered by the election form, in each case prior to the election deadline. If an election is revoked, or the merger agreement is terminated, and any certificates (or guarantees of delivery, as appropriate) have been transmitted to the exchange agent, the exchange agent will promptly return those certificates (or guarantees of delivery, as appropriate) to the stockholder who submitted such documents, or, in the case of shares of Transatlantic common stock tendered by book-entry transfer, the exchange agent shall credit an account maintained by such stockholder promptly following the termination of the merger or revocation of the election. Transatlantic stockholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of Transatlantic common stock during the interval between the election deadline and the date of completion of the merger.

Once Transatlantic stockholders have tendered their Transatlantic stock certificates to the exchange agent, they may not transfer their shares of Transatlantic common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline.

Shares of Transatlantic common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. The determination of the exchange agent shall be binding as to whether an election shall have been properly made or revoked. If it is determined by the exchange agent that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

The exchange agent shall make all computations as to the allocation and the proration contemplated by the merger agreement and any such computation shall be conclusive and binding on the holders of Transatlantic common stock.

Exchange of Certificates

Within three business days after the closing of the merger, the exchange agent will mail a letter of transmittal to only those persons who were Transatlantic stockholders at the effective time of the merger and who have not previously submitted an election form and properly surrendered shares of Transatlantic common stock to the exchange agent. This mailing will contain instructions on how to surrender certificated and book-entry shares of Transatlantic common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

In the event of a transfer of ownership of shares of Transatlantic common stock that is not registered in the transfer or stock records of Transatlantic, any merger consideration payable with respect to such shares of Transatlantic common stock may be payable to the transferee if certificates or book-entry shares are presented to the exchange agent, accompanied by all documents evidencing such transfer and payment of any related transfer taxes.

If a certificate for Transatlantic common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction and, if required by Alleghany or the exchange agent, the posting of a bond in such amount as Alleghany or the exchange agent deems reasonably necessary as indemnity against any claim that may be made.

From and after the effective time of the merger, all holders of certificates representing shares of Transatlantic common stock or book-entry shares shall cease to have any rights as stockholders of Transatlantic other than the right to receive the merger consideration and the stock transfer books of Transatlantic shall be closed.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares, cash dividends or distributions payable to any Transatlantic stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties. Each of Alleghany and Transatlantic has made representations and warranties regarding, among other things:

•	organization and corporate power;

•	ownership of subsidiaries;

•	capital structure;

•	authority with respect to the execution and delivery of the merger agreement, and the due and valid execution and delivery and enforceability of the merger agreement;

•	required regulatory filings and consents and approvals of governmental entities;

•	absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws;

•	SEC documents and financial statements;

•	accuracy of information supplied, or to be supplied, for use in this joint proxy statement/prospectus;

•	absence of certain changes and events from December 31, 2010 to the date of execution of the merger agreement;

•	absence of undisclosed material liabilities;

•	compliance with applicable laws and permits;

•	absence of certain litigation;

•	title to properties and the absence of liens;

•	opinions of financial advisors;

•	tax matters;

•	benefits matters and ERISA compliance;

•	collective bargaining agreements and other labor matters;

•	environmental matters;

•	intellectual property;

•	material contracts;

•	brokers and finders’ fees payable in connection with the merger;

•	inapplicability of takeover statutes;

•	absence of transactions, contracts or arrangements with affiliates requiring disclosure under the securities laws;

•	licensing and authorization of insurance subsidiaries;

•	statutory statements and examination reports of any insurance regulatory authorities;

•	absence of certain agreements with regulators;

•	rating agency actions;

•	insurance policy reserves;

•	risk-based capital reports;

•	insurance issued by its respective subsidiaries; and

•	absence of performance of duties of insurance producer or reinsurance intermediary.

The merger agreement also contains certain representations and warranties of Alleghany with respect to (i) financing of the merger consideration and (ii) its wholly-owned subsidiary, Merger Sub, including without limitation, corporate organization, lack of prior business activities, capitalization, absence of material assets or liabilities and authority with respect to the execution and delivery of the merger agreement. In addition, the merger agreement contains certain representations and warranties of Transatlantic with respect to the Transatlantic stockholder rights plan (as defined below) and reinsurance and retrocession treaties or agreements.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” means, with respect to a party, any change, state of facts, circumstance, event or effect that, individually or in the aggregate, is materially adverse to either (i) the ability of such party to perform its obligations under the merger agreement, or (ii) the financial condition, properties, assets, liabilities, obligations, business or results of operations of such party and its subsidiaries, taken as a whole, except that clause (ii) of the definition of “material adverse effect” excludes any effect that results from or arises in connection with:

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entering into or complying with the merger agreement or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, including the impact of so entering into the merger agreement on the relationships of such party or any of its subsidiaries with employees, customers, brokers, agents, financing sources, suppliers or partners, and regulators;

•	changes in law following the date of the merger agreement;

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changes in GAAP or SAP following the date of the merger agreement (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority, including accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board;

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any change or announcement of a potential change in such party’s or such party’s subsidiaries’ credit or claims paying rating or A.M. Best Company rating or the ratings of such party or such party’s subsidiaries’ businesses or securities (however, the facts or occurrences giving rise to such a change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

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a suspension of trading or a change in the trading prices of such party’s common stock (however, the facts or occurrences giving rise to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

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the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of the merger agreement (however, the facts or occurrences giving rise to such failure may be deemed to constitute or be taken into account in determining whether there has been or will be a material adverse effect);

•	any action or failure to act expressly required to be taken by a party pursuant to the terms of the merger agreement; and

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to the extent the following changes, state of facts, circumstances, events or effects do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other companies of similar size operating in the property and casualty insurance and/or reinsurance industry, as applicable:

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changes in economic, market, business regulatory or political conditions generally in the United States or any other jurisdiction in which such party or its subsidiaries operate or in the United States or global financial markets;

•	changes, circumstances or events generally affecting the property and casualty insurance and/or reinsurance industry in the geographic areas in which such party and its subsidiaries operate;

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changes, circumstances or events resulting in liabilities under property catastrophe insurance and/or reinsurance agreements, including any effects resulting from any hurricane, tornado, flood, earthquake, windstorm, terrorist act, act of war or other natural or man-made disaster; or

•	the commencement, occurrence or continuation of any war or armed hostilities.

Conduct of Business

Each of Alleghany and Transatlantic has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the merger. In general, each of Alleghany, Transatlantic and each of their respective subsidiaries has agreed to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees and (iii) take no action that would prohibit or materially impair or delay the ability of either party to obtain any necessary regulatory or other governmental approvals or consummate the transactions contemplated by the merger agreement.

In addition, each of Alleghany and Transatlantic has agreed that (subject to exceptions specified below and in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement), between the date of the merger agreement and the effective time of the merger, it will not, and will not permit any of its subsidiaries to:

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amend its organizational documents, including, with respect to Transatlantic, the Transatlantic stockholder rights plan (provided that the organizational documents of a party’s subsidiaries may be amended as would not reasonably be expected to have a material adverse effect on the other party or any of its subsidiaries taken as a whole or prevent or materially delay the transactions contemplated by the merger agreement);

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(i) split, combine or reclassify any of its capital stock, (ii) declare, set aside or pay dividends or other distributions on any of its capital stock, or (iii) redeem, repurchase or otherwise acquire its own capital stock or other voting securities or equity interests;

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issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any of its or its subsidiaries’ shares, equity equivalents or capital stock, other than the issuance of any shares upon the exercise of stock-based awards that were outstanding on the date of the merger agreement and the issuance of any capital stock of its subsidiary to any other subsidiary;

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with respect to Transatlantic, incur any unbudgeted capital expenditure in excess of $1,000,000 individually or $2,500,000 in the aggregate and with respect to Alleghany, incur any unbudgeted capital expenditure in excess of $10,000,000 individually or $25,000,000 in the aggregate;

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acquire any assets, securities, properties, interests or businesses, other than (i) arm’s-length acquisitions of supplies, equipment, investment securities or other assets in the ordinary course of business consistent with past practice or (ii) acquisitions with a net purchase price not in excess of $5,000,000 individually or $10,000,000 in the aggregate;

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sell, lease, sublease, exchange or otherwise transfer or create a lien on any of its assets, securities, properties, interests or businesses or grant an option to do any of the foregoing, other than in the ordinary course of business consistent with past practice or other sales with a value that does not exceed $5,000,000 individually or $10,000,000 in the aggregate;

•	make any loans, advances or capital contributions to, or investments in, any person or entity, other than in the ordinary course of business or to a wholly-owned subsidiary;

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create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit) in excess of $5,000,000, other than (i) in replacement of existing or maturing debt, (ii) guarantees relating to business written by any wholly-owned subsidiary (whether directly or indirectly) in the ordinary course of its insurance or reinsurance business consistent with past practice, (iii) intercompany company indebtedness and guarantees of intercompany indebtedness, or (iv) draw-downs pursuant to existing credit facilities and letters of credit in support of its insurance or reinsurance business consistent with past practice;

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make material changes to its benefit plans or increase compensation and benefits paid to employees, provided that Transatlantic may pay cash bonuses in respect of the 2011 performance period not to exceed $24,000,000 in the aggregate;

•	make any change in financial or tax accounting methods, except as required by a change in GAAP or SAP;

•	settle any litigation, actions or proceedings, except settlements in the ordinary course of business and settlements subject to (and not materially in excess of) reserves;

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make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting except as required by applicable law, materially amend any tax returns, enter into any material closing agreement, settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

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amend or modify in any material respect or terminate any material contract or waive, release or assign any material rights, claims or benefits of it or its subsidiaries under any material contract or enter into any material contract except in the ordinary course of business consistent with past practice;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

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take any action, or knowingly fail to take any action, which prevents or impedes or could reasonably be expected to impede, the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	agree, resolve or commit to doing any of the foregoing.

No Solicitation of Alternative Proposals

Each of Alleghany and Transatlantic has agreed that, from the time of the execution of the merger agreement until the earlier of the termination of the merger agreement or the completion of the merger, it will not and it will cause its subsidiaries and its and their directors and officers, and will use its reasonable best efforts to cause its controlled affiliates, employees, agents, consultants and representatives, not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information or, with respect to Transatlantic, by amending or granting any waiver under the Transatlantic stockholder rights plan) or take any other action designed to facilitate any inquiries or proposals regarding, or that would reasonably be expected to lead to, any merger, share exchange, amalgamation, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer or exchange offer) or similar transactions that, if consummated, would constitute a competing proposal (as defined below), (ii) solicit, initiate, knowingly encourage or participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by any person in connection with any acquisition proposal (as defined below) or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would be reasonably expected to lead to, an acquisition proposal.

An “acquisition proposal” with respect to a party means any inquiry or proposal regarding, or that would reasonably be expected to lead to, any merger, share exchange, amalgamation, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer or exchange offer) or similar transaction involving such party or any of its subsidiaries that, if consummated, would constitute a competing transaction. A “competing transaction” with respect to a party means (i) any transaction, including a tender offer, exchange offer or share exchange, pursuant to which any third-party or group, directly or indirectly, acquires or would acquire beneficial ownership of 10% or more of the outstanding shares of such party’s common stock or outstanding voting power (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such common stock other securities representing such voting power), (ii) a merger, amalgamation, consolidation or business combination pursuant to which any third-party or group would beneficially own 10% or more of such party’s outstanding common stock or outstanding voting power or (iii) a recapitalization or any other transaction pursuant to which a third-party or group beneficially owns or would beneficially own 10% or more of such party’s outstanding common stock or outstanding voting power or (iv) any transaction pursuant to which any third-party or group, directly or indirectly, acquires or would acquire control of assets of such party or its subsidiaries representing 10% or more of consolidated revenues, net income, EBITDA for the last 12 months or the fair market value of all of such party’s assets and its subsidiaries, taken as a whole.

Notwithstanding the restrictions described above, prior to obtaining the relevant stockholder approvals, the board of directors of each of Alleghany and Transatlantic is permitted to furnish information with respect to Alleghany or Transatlantic, as applicable, and enter into discussions with, and only with, a person who has made an unsolicited bona fide written acquisition proposal if the board of directors of such party (i) determines in good faith (after consultation with its outside legal counsel and financial advisors) that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal (as defined below) and the failure to enter into discussions regarding such proposal would result in a breach of such board’s fiduciary duties, (ii) provides at least three business days’ notice to the other party of its intent to furnish information to, or enter into discussions with, such person and (iii) obtains from such person an executed confidentiality agreement containing terms substantially similar to and not less favorable, in the aggregate, than those contained in the Alleghany Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements (x) need not include a standstill or similar provision and (y) shall not include any provision calling for any exclusive right to negotiate with such person or having the effect of prohibiting the Alleghany or Transatlantic, as applicable, from satisfying its obligations under the merger agreement). A “superior proposal” with respect to a party means a bona fide written acquisition proposal made by a third-party or group (and not obtained in breach of the merger agreement) for a merger, amalgamation, consolidation, business combination or other similar transaction involving such party pursuant to which such third party or group would acquire beneficial ownership of more than 50% of the outstanding common stock or voting power of such party or the surviving or parent entity following the consummation of such transaction that the board of directors of such party (after consultation with its outside legal counsel and financial advisors) determines in good faith to be more favorable to such party’s stockholders than the merger. In making such determination, the board of directors of such party will take into account all relevant factors, including value and other financial considerations, legal and regulatory considerations, and any conditions to, and expected timing and risks of, completion, as well as any changes to the terms of the merger proposed by the other party in response to such superior proposal.

The merger agreement requires that the parties notify each other within 24 hours of, among other things, the receipt of any acquisition proposal or inquiry or request for non-public information that is reasonably likely to lead to an acquisition proposal. Any such notification will include the identity of the person making the inquiry and the material terms and conditions of any acquisition proposal. In addition, the merger agreement requires the parties to continue to update each other of material changes to any acquisition proposal and provide to each other, within 24 hours of receipt, all correspondence and other written material received from any third party in connection with an acquisition proposal. The merger agreement also requires both Alleghany and Transatlantic to cease, and cause to be terminated, all discussions or negotiations with any person conducted prior to the execution of the merger agreement with respect to any acquisition proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

Changes in Board Recommendations

The board of directors of each of Alleghany and Transatlantic has agreed that it will not (A) (i) withdraw (or modify in a manner adverse to the other party) the approval, recommendation or declaration of advisability by such board of the merger agreement or the transactions contemplated by the merger agreement, (ii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any acquisition proposal or (iii) resolve, agree or publicly propose to take any such actions (we refer to any such action set forth in clause (A), an “adverse recommendation change”) or (B) cause or permit such party to enter into, or resolve, agree or propose publicly to do so with respect to, any agreement regarding an acquisition proposal.

Notwithstanding the restrictions described above, at any time prior to obtaining the relevant stockholder approvals, the board of directors of Alleghany or Transatlantic, as applicable, may make an adverse recommendation change if such board determines in good faith that the failure to do so would result in a breach of the board’s fiduciary duties under applicable law, taking into account all adjustments to the terms of the merger agreement that may be offered by the other party. Prior to taking any such action, such board of directors must (x) inform the other party in writing of its decision at least three business days prior to changing its recommendation and specify the reasons therefor, including the terms and conditions of, and the identity of any person making, any acquisition proposal and (y) in the event the other party adjusts the terms of the merger agreement, the board of directors must determine that the adverse recommendation change is still required in the exercise of its fiduciary duties after giving effect to all relevant factors, including the payment of any applicable termination fees.

If the board of directors of Alleghany or Transatlantic withdraws or modifies its recommendation, such board of directors will nonetheless continue to be obligated to hold its stockholders meeting and submit the proposals described in this joint proxy statement/prospectus to its stockholders for their vote, as applicable.

Efforts to Obtain Required Stockholder Votes

Alleghany has agreed to hold the Alleghany special meeting and to use its reasonable best efforts to obtain stockholder approval for the stock issuance. The merger agreement requires Alleghany to submit this proposal to a stockholder vote even if its board of directors no longer recommends the proposal. The Alleghany board of directors has approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the issuance of shares of Alleghany common stock to Transatlantic stockholders pursuant to the merger, advisable and in the best interests of Alleghany and its stockholders and adopted resolutions directing that the stock issuance proposal be submitted to Alleghany stockholders for their consideration.

Transatlantic has also agreed to hold the Transatlantic special meeting and to use its reasonable best efforts to obtain stockholder approval for the adoption of the merger agreement proposal. The merger agreement requires Transatlantic to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends the adoption of the merger agreement. The board of directors of Transatlantic has approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, advisable and in the best interests of Transatlantic and its stockholders and adopted resolutions directing that the merger agreement be submitted to the Transatlantic stockholders for their consideration.

Each of Alleghany and Transatlantic may postpone or adjourn its respective special meeting of stockholders to a date that is no later than 30 days after the date on which the original special meeting was scheduled to be held (i) with the consent of the other party, (ii) in order for a quorum to be present, (iii) to allow reasonable additional time for the filing and mailing of any supplemental disclosure which must be disseminated under applicable law, (iv) to allow reasonable additional time to solicit additional proxies, (v) if required by applicable law, or (vi) if the party intends to make an adverse recommendation change.

Efforts to Complete the Merger

Alleghany and Transatlantic have each agreed to:

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take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as soon as reasonably possible, the merger and the other transactions contemplated by the merger agreement; and

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take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, permits or orders from all third parties and governmental entities, so as to enable the completion of the merger as soon as reasonably practicable.

Additionally, Alleghany and Transatlantic have each agreed to:

•	make and cause to be made all necessary registrations, filings and notices relating to the merger with governmental entities under certain applicable antitrust laws;

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respond, as promptly as practicable under the circumstances, to any inquiries received from any governmental entity for additional information or documentation in connection with antitrust, competition, trade regulation or similar matters;

•	use reasonable best efforts to achieve substantial compliance as promptly as practicable with any second request received by the Antitrust Division or FTC;

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certify substantial compliance with any second request as promptly as practicable after the date of such second request and take all actions necessary to assert, defend and support such certification; and

•

not extend any waiting period under any antitrust law or enter into any agreement with a governmental entity or other authority to delay, or otherwise not consummate as soon as practicable, any of the transactions contemplated by the merger agreement.

In furtherance of these obligations, if necessary and sufficient to consummate the merger, Alleghany and Transatlantic have agreed to jointly propose, negotiate, commit to and effect the holding separate, sale divestiture or other disposition of, or prohibition or limitation on, (i) the ownership or operation by either party of any of their respective subsidiaries, (ii) the ability of Alleghany to acquire or hold, or exercise full right of ownership of, any shares of capital stock of any of its subsidiaries, Transatlantic, or Transatlantic’s subsidiaries, or (iii) Alleghany or any of its subsidiaries effectively controlling the business and operations of Alleghany and its subsidiaries or Transatlantic and its subsidiaries.

Governance Matters Following the Merger

Alleghany has agreed to take all necessary action to cause, effective at the effective time of the merger, the number of directors on the Alleghany board of directors to be increased from 11 to 14 and three persons who were members of the Transatlantic board of directors immediately prior to the effective time of the merger as mutually agreed by Alleghany and Transatlantic to be elected to the Alleghany board of directors. The Alleghany board of directors has three classes of directors, with one of such classes elected each year. One of the three Transatlantic directors shall become a Class I director, another a Class II director and the third a Class III director.

In addition, Alleghany and Transatlantic have agreed to cause the board of directors of Alleghany after the merger to adopt a written consent (i) appointing Robert F. Orlich as a senior advisor to Transatlantic, (ii) appointing Michael C. Sapnar as President and Chief Executive Officer of Transatlantic and (iii) appointing Weston M. Hicks, Roger B. Gorham, Michael C. Sapnar, Robert F. Orlich and Joseph P. Brandon to the board of directors of Transatlantic Holdings, Inc.

Transatlantic has also agreed, prior to the effective time of the merger, to cause all directors of Transatlantic to resign effective as of the effective time of the merger. A director who will not serve on the Alleghany board of directors and who qualifies as an independent director under the listing standards of the NYSE and does not possess an interest in any transaction for which disclosure would be required pursuant to Item 404(a) of Regulation S-K, shall have immediate vesting of all of his or her unvested converted Transatlantic stock-based awards.

In the event that the merger is not completed, the foregoing director elections, officer appointments and director resignations will not take effect.

Retention Agreements and Supplemental Bonus Program

Transatlantic and Alleghany will work together to agree to the terms of retention agreements for key employees of Transatlantic who entered into or were offered retention agreements on or prior to the date of the execution of the merger agreement. The agreed upon retention agreements will supersede and replace any prior retention agreements entered into or offered by Transatlantic to such key employees.

The Compensation Committee of the Alleghany board of directors will establish a supplemental bonus program for key employees of Alleghany with an aggregate bonus pool not to exceed $2,000,000. The amounts and terms of any bonuses allocated under the supplemental bonus program will be determined by the Compensation Committee of the Alleghany board of directors, or its delegee.

Treatment of Transatlantic Stock Options and Other Stock-Based Awards and Programs

In the merger, each outstanding stock option to acquire Transatlantic common stock will be converted into a right to receive a cash payment based on the Black-Scholes value of the outstanding stock options on the closing date of the merger.

Outstanding Transatlantic restricted stock unit awards held by employees or former employees of Transatlantic (including performance-based Transatlantic restricted stock units) will be converted into a cash award based on the per share cash amount with the same terms and conditions as the related Transatlantic restricted stock unit award, that will either (i) be deemed notionally invested in the equity of the surviving company or (ii) continue to vest on the existing vesting schedule with no change to the value of the underlying cash award that is based on the per share cash amount. The performance goals for outstanding performance-based Transatlantic restricted stock unit awards for which the applicable performance period is not completed prior to the closing date of the merger will be (x) determined based on actual performance for such performance-based restricted stock units with performance periods that end on or prior to a date that is nine months following the closing date of the merger or (y) deemed to be achieved at target level for performance-based restricted stock units with a performance period that ends more than nine months following the closing date of the merger.

Outstanding Transatlantic restricted stock unit awards held by non-employee directors of Transatlantic will be converted into a fully-vested right to receive a cash award that is paid at the time specified under the Transatlantic 2008 Non-Employee Directors Stock Plan, with amounts in respect of the converted restricted units held by non-employee directors who continue to serve on the Alleghany board of directors to be deemed invested in Alleghany common stock until the date of distribution to such non-employee director.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Alleghany and Transatlantic in the preparation of this joint proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

•	cooperation between Alleghany and Transatlantic in the defense or settlement of any stockholder litigation relating to the merger;

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causing any dispositions of Transatlantic common stock resulting from the merger and any acquisitions of shares of Alleghany common stock resulting from the merger by each individual who may become subject to reporting requirements under the securities laws to be exempt from Section 16(b) of the Exchange Act;

•	cooperation between Alleghany and Transatlantic to enter into a supplemental indenture with respect to Transatlantic’s outstanding unsecured notes;

•	cooperation in determining the appropriate loss reserves of Transatlantic at December 31, 2011; and

•	cooperation between Alleghany and Transatlantic in connection with public announcements.

In addition, Alleghany has agreed to assume all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger existing in favor of the current or former directors and officers of Transatlantic. Alleghany has also agreed to purchase a “tail” directors’ and officers’ liability insurance policy for Transatlantic and its current and former directors and officers and employees who are currently covered by the liability insurance coverage currently maintained by Transatlantic.

Conditions to Completion of the Merger

The obligations of Alleghany and Transatlantic to complete the merger are subject to the satisfaction of the following conditions:

•	approval by the Alleghany stockholders of the stock issuance;

•	adoption by the Transatlantic stockholders of the merger agreement;

•	authorization of the listing on the NYSE of the shares of Alleghany common stock to be issued in the merger, subject to official notice of issuance;

•	the waiting period (and any extension thereof) applicable to the merger under the HSR Act having expired or been earlier terminated;

•	approval of the New York DFS;

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all other consents and approvals of, and filings with, governmental agencies and applicable insurance regulatory authorities having been made, having been received, or having been terminated or expired, other than those that would not reasonably be expected to be materially adverse to Alleghany and its subsidiaries, taken as a whole, or Transatlantic and its subsidiaries, taken as a whole, after giving effect to the merger;

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effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose; and

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the absence of any order, injunction, decree, statute, rule or regulation by a court or other governmental entity that makes illegal or prohibits the completion of the merger or the other transactions contemplated by the merger agreement.

In addition, each of Alleghany’s and Transatlantic’s obligations to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

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the representations and warranties of each party, other than the representations related to the shares issued and outstanding or reserved for issuance, the necessary corporate power and authority to execute and deliver the merger agreement, and the brokers’ and finders’ fees, will be true and correct (without giving effect to any materiality qualifications contained in such representations and warranties) as of the date of the merger agreement and as of the closing date (other than those representations and warranties that were made only as of a specified date, which need only be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or to material adverse effect set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect on such party;

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the representations and warranties of each party relating to the shares issued and outstanding or reserved for issuance, the necessary corporate power and authority to execute and deliver the merger agreement, and the brokers’ and finders’ fees, will be true and correct in all material respects as of the date of the merger agreement and as of the closing date (except to the extent such representations or warranties were made as of an earlier date, in which case, as of such earlier date);

•	each party having performed or complied with, in all material respects, all its obligations under the merger agreement at or prior to the effective time of the merger;

•	receipt of a certificate executed by each party’s chief executive officer or chief financial officer as to the satisfaction of the conditions described in the preceding three bullet points; and

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each party having received from its respective counsel a written opinion, dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This condition is not waivable after receipt of approval of the transaction by such party’s stockholders.

Transatlantic’s obligation to effect the merger is also subject to the Alleghany board of directors having taken the actions described above in “—Governance Matters Following the Merger.”

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, even after the receipt of the required stockholder approvals, under the following circumstances:

•	by mutual written consent of Alleghany and Transatlantic;

•	by either the Alleghany or Transatlantic board of directors:

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if any governmental entity issues a final and nonappealable order permanently enjoining or otherwise prohibiting the completion of the merger, except that no party may terminate the merger agreement if such party’s breach of its obligations proximately contributed to the issuance of such order;

•	if the Alleghany stockholders fail to approve the stock issuance at an Alleghany special meeting;

•	if the Transatlantic stockholders fail to adopt the merger agreement at a Transatlantic special meeting; or

•

if the merger is not consummated by the end date, subject to extension by mutual agreement of the parties, provided that no party may terminate the merger agreement if such party’s breach of its obligations proximately contributed to the failure to close by the end date;

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by the Alleghany board of directors upon a breach of any covenant or agreement on the part of Transatlantic, or if any representation or warranty of Transatlantic fails to be true, in either case such that the conditions to Alleghany’s obligations to complete the merger would not then be satisfied and such failure is not reasonably capable of being cured or Transatlantic is not using its reasonable best efforts to cure such failure;

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by the Transatlantic board of directors upon a breach of any covenant or agreement on the part of Alleghany, or if any representation or warranty of Alleghany fails to be true, in either case such that the conditions to Transatlantic’s obligations to complete the merger would not then be satisfied and such failure is not reasonably capable of being cured or Alleghany is not using its reasonable best efforts to cure such failure;

•	by the Alleghany board of directors if, prior to obtaining the approval of the Transatlantic stockholders, the Transatlantic board of directors makes an adverse recommendation change; or

•	by the Transatlantic board of directors if, prior to obtaining the approval of the Alleghany stockholders, the Alleghany board of directors makes an adverse recommendation change.

Expenses and Termination Fees; Liability for Breach

Each party will pay all fees and expenses incurred by it in connection with the merger and the other transactions contemplated by the merger agreement, provided, however, that Alleghany and Transatlantic will share equally all fees and expenses in relation to the printing, filing and distribution of this joint proxy statement/prospectus and any filing fees in connection with the merger pursuant to any antitrust or competition law except, in each case for attorneys’ and accountants’ fees and expenses.

If the merger agreement is validly terminated, the merger agreement will become void and have no effect, without any liability or obligation on the part of any party, except as expressly set forth therein, provided that the parties will remain liable for any willful breaches of their representations, warranties or covenants.

Except as set forth below, if the merger agreement is terminated by Alleghany or Transatlantic pursuant to a breach by the other party of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in the merger agreement, then the non-terminating party will reimburse the terminating party for all of their reasonable out-of-pocket fees and expenses incurred in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of the merger agreement or any of the transactions contemplated thereby, up to a maximum amount of $35,000,000 (which we refer to as the “expense reimbursement”), provided, that if the breach is of either party’s covenant not to solicit alternative offers or to hold its special meeting, the non-terminating party will also pay the alternate termination fee (defined below).

Except as set forth below, if the merger agreement is terminated as a result of the stockholders of either Alleghany or Transatlantic failing to approve the transaction, Alleghany will pay to Transatlantic, or

Transatlantic will pay to Alleghany, a termination fee of $35,000,000 (which we refer to as the “alternate termination fee”), plus the expense reimbursement.

Alleghany will be obligated to pay a termination fee equal to $115,000,000 (less any previously paid alternate termination fee and/or expense reimbursement) to Transatlantic if:

(1) Transatlantic terminates the merger agreement because, prior to obtaining the approval of the Alleghany stockholders, the Alleghany board of directors makes an adverse recommendation change;

(2) the merger agreement is terminated due to the failure of the Alleghany stockholders to approve the stock issuance proposal and (x) after the date of the merger agreement and prior to the Alleghany special meeting, a third party makes a proposal to Alleghany or publicly announces its intent to make a proposal to Alleghany for a competing transaction, and (y) within 12 months after such termination Alleghany or any of its subsidiaries enters into an agreement providing for a competing transaction or recommends or submits a competing transaction to its stockholders for adoption, or a transaction in respect of a competing transaction is consummated, whether or not such competing transaction was made, publicly announced or publicly made known prior to termination of the merger agreement; provided, however, unless the competing transaction referred to in clauses (x) and (y) above were made and consummated by the same person, any reference to 10% in the definition of competing transaction will be deemed to be a reference to 50%;

(3) the merger agreement is terminated following the failure to consummate the merger on or before the end date and (x) after the date of the merger agreement and prior to the Alleghany special meeting, a third party makes a proposal to Alleghany or publicly announces its intent to make a proposal to Alleghany for a competing transaction, (y) the Alleghany special meeting does not occur at least five business days prior to the end date, and (z) within 12 months after such termination Alleghany or any of its subsidiaries enters into an agreement providing for a competing transaction or recommends or submits a competing transaction to its stockholders for adoption, or a transaction in respect of a competing transaction is consummated, whether or not such competing transaction was made, publicly announced or publicly made known prior to termination of the merger agreement; provided, however, any reference to 10% in the definition of competing transaction will be deemed to be a reference to 50%; or

(4) Transatlantic terminates the merger agreement following the breach by Alleghany of any covenant or agreement or any inaccuracy of any of the representations or warranties set forth in the merger agreement and (x) after the date of the merger agreement and prior to the termination of the merger agreement, a third party makes a proposal for a competing transaction to Alleghany or an intention to make such a proposal has been publicly announced or otherwise become publicly known (except in the case of a breach of Alleghany’s covenant not to solicit alternative acquisition proposals or to hold its stockholder meeting, in which case a proposal for a competing transaction may be made or the intention to make such a proposal may be publicly announced or otherwise publicly known before or after termination of the merger agreement), and (y) within 12 months after such termination Alleghany or any of its subsidiaries enters into an agreement providing for a competing transaction or recommends or submits a competing transaction to its stockholders for adoption, or a transaction in respect of a competing transaction is consummated, whether or not such competing transaction was made, publicly announced or publicly made known prior to termination of the merger agreement; provided, however, any reference to 10% in the definition of competing transaction will be deemed to be a reference to 50%.

Transatlantic will be obligated to pay a termination fee equal to $115,000,000 (less any previously paid alternate termination fee and/or expense reimbursement) to Alleghany if:

(1) Alleghany terminates the merger agreement because, prior to obtaining the approval of the Transatlantic stockholders, the Transatlantic board of directors makes an adverse recommendation change;

(2) the merger agreement is terminated due to the failure of the Transatlantic stockholders to adopt the merger agreement and (x) after the date of the merger agreement and prior to the Transatlantic special meeting, a third party makes a proposal to Transatlantic or publicly announces its intent to make a proposal to Transatlantic for a competing transaction, and (y) within 12 months after such termination Transatlantic or any of its subsidiaries enters into an agreement providing for a competing transaction or recommends or submits a competing transaction to its stockholders for adoption, or a transaction in respect of a competing transaction is consummated, whether or not such competing transaction was made, publicly announced or publicly made known prior to termination of the merger agreement; provided, however, any reference to 10% in the definition of competing transaction will be deemed to be a reference to 50%;

(3) the merger agreement is terminated following the failure to consummate the merger on or before the end date and (x) after the date of the merger agreement and prior to the Transatlantic special meeting, a third party makes a proposal to Transatlantic or publicly announces its intent to make a proposal to Transatlantic for a competing transaction, (y) the Transatlantic special meeting does not occur at least five business days prior to the end date, and (z) within 12 months after such termination Transatlantic or any of its subsidiaries enters into an agreement providing for a competing transaction or recommends or submits a competing transaction to its stockholders for adoption, or a transaction in respect of a competing transaction is consummated, whether or not such competing transaction was made, publicly announced or publicly made known prior to termination of the merger agreement; provided, however, any reference to 10% in the definition of competing transaction will be deemed to be a reference to 50%; or

(4) Alleghany terminates the merger agreement following the breach by Transatlantic of any covenant or agreement or any inaccuracy of any of the representations or warranties set forth in the merger agreement and (x) after the date of the merger agreement and prior to the termination of the merger agreement, a third party makes a proposal for a competing transaction to Transatlantic or an intention to make such a proposal has been publicly announced or otherwise become publicly known (except in the case of a breach of Transatlantic’s covenant not to solicit alternative acquisition proposals or to hold its stockholder meeting, in which case a proposal for a competing transaction may be made or the intention to make such a proposal may be publicly announced or otherwise publicly known before or after termination of the merger agreement), and (y) within 12 months after such termination Transatlantic or any of its subsidiaries enters into an agreement providing for a competing transaction or recommends or submits a competing transaction to its stockholders for adoption, or a transaction in respect of a competing transaction is consummated, whether or not such competing transaction was made, publicly announced or publicly made known prior to termination of the merger agreement; provided, however, any reference to 10% in the definition of competing transaction will be deemed to be a reference to 50%.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties at any time before or after the receipt of the approvals of the Alleghany stockholders or Transatlantic stockholders required to consummate the merger. However, after any such stockholder approval, there may not be, without further approval of Alleghany stockholders and Transatlantic stockholders, any amendment of the merger agreement that changes the amount or form of the consideration to be delivered or for which applicable law requires further stockholder approval.

At any time prior to the effective time of the merger, any party may (i) extend the time for performance of any obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

No Third Party Beneficiaries

The merger agreement is not intended to, and does not, confer upon you or any person other than Alleghany, Transatlantic and Merger Sub any rights or remedies, except that Transatlantic’s directors and officers will have the right to enforce Alleghany’s covenant to continue to provide indemnification and liability insurance coverage after the completion of the merger.

Specific Performance

The parties are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement in addition to any other remedy to which they are entitled at law or in equity.

THE VOTING AGREEMENTS

The following section summarizes material provisions of the voting agreements, a form of which is included in this joint proxy statement/prospectus as Annex F and is incorporated herein by reference in its entirety. The rights and obligations of Transatlantic and the Alleghany stockholders party to the voting agreements are governed by the express terms and conditions of the voting agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Alleghany stockholders and Transatlantic stockholders are urged to read the form of voting agreement carefully and in its entirety. This summary is qualified in its entirety by reference to the form of voting agreement.

Concurrently with the execution of the merger agreement, on November 20, 2011, Transatlantic entered into a voting agreement with each of Estate of F.M. Kirby, Allan P. Kirby, Alice Kirby Horton, S. Dillard Kirby, Jefferson W. Kirby, John C. Baity & S. Dillard Kirby Trustees u/a 1/3/75 f/b/o S. Dillard Kirby, John C. Baity & Jefferson W. Kirby Trustees u/a 1/3/75 f/b/o Jefferson W. Kirby, John C. Baity & Alice Kirby Horton Trustees u/a 1/3/75 f/b/o Alice Kirby Horton, John C. Baity Trustee u/a 12/30/76 f/b/o Descendants of Fred M. Kirby III, John C. Baity & Stark Dillard Kirby Trustees u/a 12/30/76 f/b/o Stark Dillard Kirby, John C. Baity Trustee u/a 12/30/76 f/b/o Descendants of Stark Dillard Kirby, John C. Baity & Jefferson W. Kirby Trustees u/a 12/30/76 f/b/o Jefferson W. Kirby, John C. Baity Trustee u/a 12/30/76 f/b/o Descendants of Jefferson W. Kirby, John C. Baity & Alice Kirby Horton Trustees u/a 12/30/76 f/b/o Alice Kirby Horton, John C. Baity Trustee u/a 12/30/76 f/b/o Descendants of Alice Kirby Horton, John C. Baity Trustee u/a 12/30/76 f/b/o Leigh Carlin Kirby, John C. Baity Trustee u/a 12/30/76 f/b/o Stark Dillard Kirby, Jr., John C. Baity Trustee u/a 12/30/76 f/b/o Elizabeth Marie Kirby, John C. Baity Trustee u/a 12/30/76 f/b/o Fred Morgan Kirby IV, John C. Baity Trustee u/a 12/30/76 f/b/o Jefferson W. Kirby, Jr. (each of which we refer to as an “Alleghany Supporting Stockholder” and collectively, the “Alleghany Supporting Stockholders”). The Alleghany Supporting Stockholders hold an aggregate of approximately 1,594,958 shares (representing approximately 18.65% of the outstanding shares of Alleghany common stock as of November 18, 2011, the last trading day before announcement of the transaction, and as of the Alleghany record date).

Voting. Each Alleghany Supporting Stockholder has agreed that such stockholder will vote (or cause to be voted) all shares of Alleghany common stock held by such stockholder (a) in favor of the approval of the stock issuance and (b) against any Alleghany Acquisition Proposal (as defined in the merger agreement) and against any action or agreement that would reasonably be expected to materially impair the ability of Alleghany or Merger Sub to complete the merger, or that would otherwise reasonably be expected to prevent or materially impede or materially delay the consummation of the merger.

Grant of Proxy. In furtherance of the voting agreements, each Alleghany Supporting Stockholder granted an irrevocable proxy to Transatlantic to vote shares of Alleghany common stock held by such Alleghany Supporting Stockholder in favor of the stock issuance.

Restrictions on Transfer. Each Alleghany Supporting Stockholder has agreed, subject to certain exceptions, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the shares of Alleghany common stock held by such Alleghany Supporting Stockholder; (ii) grant any proxies or powers of attorney with respect to such shares of Alleghany common stock, deposit any such shares of Alleghany common stock into a voting trust or enter into a voting agreement with respect to any such shares of Alleghany common stock, in each case with respect to any vote on the approval of the stock issuance or any other matters set forth in the voting agreement; (iii) take any action that would cause any representation or warranty of such Alleghany Supporting Stockholder contained in the voting agreement to become untrue or incorrect in any material respect or have the effect of preventing or disabling such Alleghany Supporting Stockholder from performing its obligations under the voting agreement; or (iv) commit or agree to take any of the foregoing actions.

Representations and Warranties of Alleghany Supporting Stockholders. Each of the Alleghany Supporting Stockholders has made customary representations and warranties to Transatlantic, including with respect to (a) authority to enter into and carry out its obligations under, and enforceability of, the voting agreement and (b) ownership and voting power of shares of Alleghany common stock.

Termination. The voting agreements will automatically terminate upon the earliest to occur of: (i) the termination of the merger agreement in accordance with its terms; (ii) the effective time of the merger; (iii) any withdrawal or modification of the recommendation of the Transatlantic board of directors in a manner adverse to Alleghany; (iv) any withdrawal or modification of the recommendation of the Alleghany board of directors in a manner adverse to the transactions contemplated by the merger agreement; (v) any material change to any provision of the merger agreement that (x) increases the amount or changes the form of the consideration to Transatlantic stockholders or (y) is otherwise materially adverse to the Alleghany Supporting Stockholders; and (vi) the end date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion addresses the material United States federal income tax consequences of the merger to holders of Transatlantic common stock. The discussion is based on the Code, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to Transatlantic stockholders that hold their Transatlantic common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular shareholder in light of its personal circumstances or to shareholders subject to special treatment under the United States federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	shareholders who received their Transatlantic common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	shareholders who hold Transatlantic common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their Transatlantic common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of Transatlantic common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the merger to them.

Each holder of Transatlantic common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally. In connection with the effectiveness of this registration statement, each of Wachtell Lipton, counsel to Alleghany, and Gibson Dunn, counsel to Transatlantic, has delivered its opinion to the effect that, on the basis of the facts, representations, assumptions and exclusions set forth in such opinion and certificates to be obtained from officers of Alleghany and Transatlantic, (i) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the following discussion constitutes its opinion as to the material U.S. federal income tax consequences of the merger to holders of Transatlantic common stock. Neither of these opinions is binding on the Internal Revenue Service or the courts, and neither Transatlantic nor Alleghany intends to request a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

The United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its Transatlantic common stock for cash, Alleghany common stock or a combination of cash and Alleghany common stock.

Exchange Solely for Cash. In general, if, pursuant to the merger, a holder exchanges all of the shares of Transatlantic common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Transatlantic common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the holder’s holding period with respect to the Transatlantic common stock surrendered is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. If, however, the holder constructively owns shares of Transatlantic common stock that are exchanged for shares of Alleghany common stock in the merger or owns shares of Alleghany common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “Exchange for Alleghany Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain.

Exchange Solely for Alleghany Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of Transatlantic common stock actually owned by it solely for shares of Alleghany common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of Alleghany common stock (as discussed below). The aggregate adjusted tax basis of the shares of Alleghany common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Transatlantic common stock surrendered for the Alleghany common stock, and the holding period of the Alleghany common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Transatlantic common stock were held.

Exchange for Alleghany Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of Transatlantic common stock actually owned by it for a combination of Alleghany common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Alleghany common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Transatlantic common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and Alleghany common stock should be allocated among different blocks of Transatlantic common stock. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Transatlantic common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Alleghany common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of Transatlantic common stock for a combination of Alleghany common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Transatlantic common stock surrendered for Alleghany common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of Alleghany common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the Alleghany common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of Transatlantic common stock surrendered.

Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Alleghany. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Transatlantic common stock solely for Alleghany common stock and then Alleghany immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the Alleghany common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Alleghany. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Alleghany that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Alleghany that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of Alleghany common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Transatlantic common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Transatlantic common stock is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

ACCOUNTING TREATMENT

Each of Alleghany and Transatlantic prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with Alleghany treated as the acquirer of Transatlantic for accounting purposes. This means that the assets, liabilities and commitments of Transatlantic, the accounting acquiree, are adjusted to their estimated fair value at the acquisition date. Under the acquisition method of accounting, intangible assets are amortized over their remaining useful lives and tested for impairment at least annually.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial information (which we refer to as “pro forma financial information”) that follows combines the historical accounts of Alleghany and Transatlantic. The Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2011 shows the consolidated financial position of Alleghany and Transatlantic as if the merger of the two companies had occurred on that date. The Pro Forma Condensed Consolidated Statements of Earnings for the year ended December 31, 2010 and for the nine months ended September 30, 2011 reflect the companies’ consolidated results as if the merger had occurred as of January 1, 2010. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger, and with respect to the statement of earnings only, expected to have a continuing impact on consolidated results of operations.

This pro forma financial information should be read in conjunction with:

•	The accompanying notes to the pro forma financial statements;

•

Alleghany’s and Transatlantic’s separate unaudited historical consolidated financial statements and notes as of and for the nine months ended September 30, 2011 included in their respective September 30, 2011 Quarterly Reports on Form 10-Q; and

•

Alleghany’s and Transatlantic’s separate audited historical consolidated financial statements and notes as of and for the year ended December 31, 2010 included in their respective 2010 Annual Reports on Form 10-K.

The pro forma financial information has been prepared for illustrative purposes only. The pro forma adjustments are based on estimates using information available at this time. The pro forma financial information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated, and include pro forma adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The financial position and results of operations shown therein are not necessarily indicative of what the past financial position and results of operations of the combined company would have been nor indicative of the financial position and results of operations of the post-merger periods. The pro forma financial information does not give consideration to the impact of possible revenue enhancements, expense efficiencies, strategy modifications, asset dispositions or other actions that may result from the merger.

The pro forma financial information has been prepared using the acquisition method of accounting with Alleghany treated as the accounting acquirer. Accordingly, the assets, liabilities and commitments of Transatlantic, the accounting acquiree, are adjusted to their estimated September 30, 2011 fair values. The estimates of fair value are preliminary and are dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive valuation. Accordingly, actual adjustments to the Consolidated Balance Sheet and Statements of Earnings will differ, perhaps materially, from those reflected in the pro forma financial information because the assets and liabilities of Transatlantic will be recorded at their respective fair values on the date the merger is consummated and the preliminary assumptions used to estimate these fair values may change between now and the completion of the merger.

Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2011

(dollars in thousands)

(Unaudited)

	Historical Alleghany	Historical Transatlantic	Pro Forma Adjustments	Pro Forma	Notes
Assets
Available for sale securities at fair value:
Equity securities	$1,405,351	$535,554	$(700,000)	$1,240,905	2	(a)
Debt securities	2,942,191	12,580,457	(116,008)	15,406,640	2	(b)
Short-term investments	176,631	138,048	(50,000)	264,679	2	(c)

	4,524,173	13,254,059	(866,008)	16,912,224
Other invested assets	189,222	263,403	—	452,625

Total investments	4,713,395	13,517,462	(866,008)	17,364,849

Cash	90,479	384,574	(321,744)	153,309	2	(d)
Premium balances receivable	134,139	748,853	(1,538)	881,454	2	(e)
Reinsurance recoverables	858,502	853,033	(55,754)	1,655,781	2	(f)
Ceded unearned premium reserves	151,894	112,598	(7,754)	256,738	2	(g)
Deferred acquisition costs	72,351	277,382	(277,382)	72,351	2	(h)
Property and equipment at cost, net of amortization	18,827	6,095	—	24,922
Goodwill	48,095	9,532	(9,532)	48,095	2	(i)
Intangible assets, net of amortization	91,701	6,294	364,888	462,883	2	(j)
Current taxes receivable	9,467	139,161	10,000	158,628	2	(l)
Deferred tax assets	120,445	378,217	(7,432)	491,230	2	(m)
Other assets	103,029	161,619	(4,255)	260,393	2	(k)

Total assets	$6,412,324	$16,594,820	$(1,176,511)	$21,830,633

Liabilities and Common Stockholders’ Equity
Losses and loss adjustment expenses	$2,328,167	$9,729,925	$(55,754)	$12,002,338	2	(n)
Unearned premiums	577,643	1,396,541	(7,754)	1,966,430	2	(o)
Reinsurance payable	45,821	62,520	(1,538)	106,803	2	(p)
Senior Notes	299,007	1,005,890	96,888	1,401,785	2	(q)
Other liabilities	314,031	105,051	75,900	494,982	2	(r)

Total liabilities	3,564,669	12,299,927	107,742	15,972,338

Common stock	9,118	67,852	(59,531)	17,439	2	(s)
Contributed capital	937,547	335,511	2,012,036	3,285,094	2	(t)
Accumulated other comprehensive income	71,757	270,612	(270,612)	71,757	2	(u)
Treasury stock, at cost	(123,404)	(285,915)	285,915	(123,404)	2	(v)
Retained earnings	1,952,637	3,906,833	(3,252,061)	2,607,409	2	(w)

Total stockholders’ equity	2,847,655	4,294,893	(1,284,253)	5,858,295

	$6,412,324	$16,594,820	$(1,176,511)	$21,830,633

Pro Forma Condensed Consolidated Statements of Earnings

For the Nine Months Ended September 30, 2011

	Historical		Pro Forma Adjustments
	Alleghany	Transatlantic		Pro Forma	Notes
	(In thousands of U.S. dollars, except shares outstanding and per share data)
	(Unaudited)
Revenues:
Net premiums earned	$555,067	$2,857,515	$—	$3,412,582
Net investment income	82,174	344,296	(14,486)	411,984	3	(a)
Net realized capital gains	63,888	71,011	—	134,899
Other than temporary impairment	(2,756)	(3,140)	—	(5,896)
Loss on extinguishment of debt	—	(1,179)	—	(1,179)
Other income	1,454	—	—	1,454

Total revenues	699,827	3,268,503	(14,486)	3,953,844

Costs and Expenses:
Loss and loss adjustment expenses	315,418	2,460,499	—	2,775,917
Commissions, brokerage & other underwriting expenses	198,899	796,832	—	995,731
Salaries, administrative & other operating expenses	21,514	83,396	(2,697)	102,213	3	(b)
Corporate administration	14,030	—	—	14,030
Interest expense	13,049	50,386	(9,784)	53,651	3	(c)

Total costs and expenses	562,910	3,391,113	(12,481)	3,941,542

Earnings before income taxes	136,917	(122,610)	(2,005)	12,302
Income taxes (benefits)	31,337	(80,874)	1,471	(48,066)	3	(d)

Net earnings	$105,580	$(41,736)	$(3,476)	$60,368

Net earnings per common share:
Basic	$11.89	$(0.67)	n/m	$3.51	4
Diluted	$11.76	$(0.67)	n/m	$3.51	4

Weighted average common shares outstanding:
Basic	8,881,601	62,447,050	n/m	17,202,000	4
Diluted	8,891,459	62,447,050	n/m	17,212,000	4

n/m—not	meaningful

Pro Forma Condensed Consolidated Statements of Earnings

For the Twelve Months Ended December 31, 2010

	Historical		Pro Forma Adjustments
	Alleghany	Transatlantic		Pro Forma	Notes
	(In thousands of U.S. dollars, except shares outstanding and per share data)
	(Unaudited)
Revenues:
Net premiums earned	$768,134	$3,858,620	$—	$4,626,754
Net investment income	125,012	473,547	(24,045)	574,514	3	(a)
Net realized capital gains	97,374	38,073	—	135,447
Other than temporary impairment	(12,356)	(7,972)	—	(20,328)
Loss on extinguishment of debt	—	(115)	—	(115)
Other income	7,188	—	—	7,188

Total revenues	985,352	4,362,153	(24,045)	5,323,460

Costs and Expenses:
Loss and loss adjustment expenses	377,937	2,681,774	—	3,059,711
Commissions, brokerage & other underwriting expenses	259,335	1,107,546	—	1,366,881
Salaries, administrative & other operating expenses	37,157	31,773	44,430	113,360	3	(b)
Corporate administration	28,854	—	—	28,854
Interest expense	4,698	68,272	(12,348)	60,622	3	(c)

Total costs and expenses	707,981	3,889,365	32,082	4,629,428

Earnings before income taxes	277,371	472,788	(56,127)	694,032
Income taxes	78,869	70,587	(16,038)	133,418	3	(d)

Net earnings	$198,502	$402,201	$(40,089)	$560,614

Net earnings per common share*:
Basic	$21.85	$6.28	n/m	$32.22	4
Diluted	$21.85	$6.19	n/m	$32.18	4

Weighted average common shares outstanding*:
Basic	9,081,535	64,091,749	n/m	17,402,060	4
Diluted	9,081,535	64,930,185	n/m	17,419,400	4

n/m—not	meaningful
*	Amounts reflect subsequent stock dividends (applicable to Alleghany)

Notes to the Pro Forma Condensed

Consolidated Financial Information

(Unaudited)

Note 1—Pro Forma Basis of Presentation

On November 20, 2011, Alleghany and Transatlantic agreed to the merger and entered into the merger agreement.

The unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2011 has been prepared to illustrate the pro forma effects of the merger as if it had occurred on September 30, 2011. The unaudited Pro Forma Condensed Consolidated Statements of Earnings for the nine months ended September 30, 2011 and for the twelve months ended December 31, 2010 have been prepared to illustrate the pro forma effects of the merger as if it had occurred at January 1, 2010.

The pro forma financial information has been prepared using the acquisition method of accounting under GAAP. Based on the relative voting interests of Alleghany stockholders and Transatlantic stockholders, the composition of Alleghany’s board of directors following the merger, senior management of Alleghany following the merger, and other factors, it was determined that Alleghany is the acquiring entity for accounting purposes. Accordingly, under acquisition method accounting, the assets, liabilities and commitments of Transatlantic, the accounting acquiree, are adjusted to their fair value. For purposes of the pro forma financial information, preliminary consideration has also been given to the impact of conforming Transatlantic’s accounting policies to those of Alleghany. The pro forma financial information does not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions. Also, possible adjustments related to restructuring charges are yet to be determined and are not reflected in the pro forma financial information.

The preliminary unaudited pro forma adjustments represent estimates based on information available at this time. Actual adjustments to the Condensed Consolidated Balance Sheet and Statements of Earnings will differ, perhaps materially, from those reflected in the pro forma financial information because the assets and liabilities of Transatlantic will be recorded at their respective fair values on the date the merger is consummated and the preliminary assumptions used to estimate these fair values may change between now and the completion of the merger.

The pro forma financial information included herein is subject to other updates as additional information becomes available and as additional analyses are performed. The final acquisition accounting will be determined after the merger is consummated and after completion of a thorough analysis to determine the fair values of Transatlantic’s tangible and identifiable intangible assets and liabilities. Accordingly, the final acquisition method accounting adjustments, including those needed to conform Transatlantic’s accounting policies to those of Alleghany, could be materially different from the preliminary unaudited pro forma adjustments presented herein. Any increase or decrease in the fair value of Transatlantic’s assets, liabilities, commitments, contracts and other items as compared to the information shown herein will change the amount of gain on bargain purchase and may impact the Condensed Consolidated Statement of Earnings due to adjustments in yield and/or amortization or accretion related to the adjusted assets or liabilities.

Note 2—Pro Forma Adjustments (Balance Sheet)

The pro forma financial information is not necessarily indicative of what the financial position actually would have been had the merger been completed at the dates indicated and include adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The financial position shown therein are not necessarily indicative of what the past financial position of the combined companies would have been nor indicative of the financial position of the post-merger periods. The pro forma financial information does not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions that may result from the merger.

The following pro forma adjustments result from accounting for the merger, including the determination of fair value of the assets, liabilities and commitments which Alleghany, as the acquirer for accounting purposes, acquired from Transatlantic. The descriptions related to these preliminary adjustments are as follows (in thousands of U.S. dollars):

Pro Forma Condensed Consolidated Balance Sheet Adjustments			Increase (Decrease) as of September 30, 2011
Assets:
(a)	Adjustments to equity securities (Alleghany):
		Recording of the estimated cash portion of the purchase price paid by Alleghany ($700.0 million of the $816.0 million assumed to be funded through sales of Alleghany’s equity securities for purposes of this pro forma).	$(700,000)
(b)	Adjustments to debt securities (Alleghany):
		Recording of the estimated cash portion of the purchase price paid by Alleghany (the remaining $116.0 million of the $816.0 million assumed to be funded through sales of Alleghany’s debt securities for purposes of this pro forma).	(116,008)
(c)	Adjustments to short-term investments (Alleghany):
		Recording of estimated transaction costs paid by Alleghany (assumed to be funded through sales of Alleghany’s short-term investments for purposes of this pro forma).	(50,000)
(d)	Adjustments to cash (Transatlantic):
	1.	Recording of estimated transaction costs paid by Transatlantic resulting from the merger.	(35,000)
	2.	Recording of transaction break-up fees paid by Transatlantic resulting from the merger.	(66,744)
	3.	Impact of Transatlantic share repurchases in the fourth quarter of 2011.	(220,000)

		Total adjustments to cash	(321,744)

(e)	Adjustments to premium balance receivable:
		Settlement of pre-existing relationship between Alleghany and Transatlantic.	(1,538)
(f)	Adjustments to reinsurance recoverables:
		Settlement of pre-existing relationship between Alleghany and Transatlantic.	(55,754)
(g)	Adjustments to ceded unearned premium reserves:
		Settlement of pre-existing relationship between Alleghany and Transatlantic.	(7,754)
(h)	Adjustments to deferred acquisition costs:
		Elimination of Transatlantic’s deferred acquisition costs asset.	(277,382)
(i)	Adjustments to goodwill:
		Elimination of Transatlantic’s carried goodwill.	(9,532)
(j)	Adjustments to intangible assets:
	1.	Elimination of Transatlantic’s carried intangible assets.	(6,294)
	2.	Adjustment resulting from the difference between the estimated fair value and the historical carrying value of Transatlantic’s unpaid loss and LAE, net of related reinsurance recoverable (“net loss and LAE reserves”). The estimated fair value consists of the present value of the net loss reserves plus a risk premium.	(83,800)
	3.	Intangible asset resulting from the adjustment of unearned premiums to the estimated fair value of profit within Transatlantic’s unearned premiums, adjusted for a risk factor.	325,982
	4.	Addition of the estimated fair value of identifiable intangible assets resulting from the merger arising from renewal rights.	50,000
	5.	Addition of the estimated fair value of identifiable intangible assets resulting from the merger arising from licenses.	17,000
	6.	Addition of the estimated fair value of identifiable intangible assets resulting from the merger arising from trade names.	50,000

	7.	Addition of the estimated fair value of identifiable intangible assets resulting from the merger arising from internally-developed software.	12,000

		Total adjustments to intangible assets	364,888

(k)	Adjustments to other assets:
		Elimination of deferred debt issuance costs of Transatlantic’s senior notes	(4,255)
(l)	Adjustments to current taxes receivable (Alleghany):
		Adjustment to record current income tax recoverable on pro forma adjustments.	10,000
(m)	Adjustments to deferred tax assets (Transatlantic):
	1.	Adjustment to deferred tax assets, net, related to pro forma adjustments (excluding stock-based compensation).	4,773
	2.	Adjustment to remove deferred taxes associated with Transatlantic’s stock-based compensation.	(25,341)
	3.	Other adjustments to deferred tax liability.	(13,429)
	Adjustments to deferred tax assets (Alleghany):
	4.	Adjustment to Alleghany’s deferred taxes associated with Transatlantic’s stock-based compensation.	26,565

		Total adjustments to deferred tax assets	(7,432)

		Total adjustments to assets	$(1,176,511)

Liabilities:
(n)	Adjustments to loss and loss adjustment expenses:
		Settlement of pre-existing relationship between Alleghany and Transatlantic.	$(55,754)
(o)	Adjustments to unearned premiums:
		Settlement of pre-existing relationship between Alleghany and Transatlantic.	(7,754)
(p)	Adjustments to reinsurance payable:
		Settlement of pre-existing relationship between Alleghany and Transatlantic.	(1,538)
(q)	Adjustments to senior notes (Transatlantic):
		Adjustments of Transatlantic’s senior notes to their estimated fair value.	96,888
(r)	Adjustments to other liabilities (Alleghany):
		Establish liability associated with Transatlantic’s stock-based compensation.	75,900

		Total adjustments to liabilities	$107,742

Shareholders’ equity:
(s)	Adjustments to common stock:
	1.	Adjustment to reflect the elimination of Transatlantic common stock.	$(67,852)
	2.	Adjustment to reflect the issuance of Alleghany common shares.	8,321

		Total adjustments to common stock	(59,531)

(t)	Adjustments to contributed capital:
	1.	Adjustment to eliminate Transatlantic’s contributed capital.	(335,511)
	2.	Adjustment to reflect issuance of Alleghany common shares.	2,347,547

		Total Adjustments to contributed capital	2,012,036

(u)	Adjustments to accumulated other comprehensive income:
		Adjustment to eliminate Transatlantic’s accumulated other comprehensive income.	(270,612)
(v)	Adjustments to treasury stock:
	1.	Adjustment to eliminate Transatlantic’s treasury stock as of September 30, 2011.	285,915
	2.	Impact of Transatlantic share repurchases in the fourth quarter of 2011.	220,000
	3.	Adjustment to eliminate above Transatlantic’s treasury stock entry.	(220,000)

		Total adjustments to treasury stock	285,915

(w)	Adjustments to retained earnings:
	1.	Adjustment to eliminate Transatlantic’s retained earnings.	(3,906,833)
	2.	Adjustment to record Alleghany’s estimated merger transaction costs, net of tax.	(40,000)
	3.	Adjustment to record gain on bargain purchase	694,772

		Total adjustments to retained earnings	(3,252,061)

		Total adjustments to shareholders’ equity	(1,284,253)

		Total adjustments to liabilities and shareholders’ equity	$(1,176,511)

In the accompanying Pro Forma Condensed Consolidated Balance Sheet, the preliminary estimate of the purchase price has been calculated assuming a transaction effective date of December 2, 2011. As such, the value of the merger consideration for this purpose was determined based on the five trading-day average of the closing prices of Alleghany common stock ending on the day before December 2, 2011, in accordance with the merger agreement. This amount of consideration will be adjusted subsequently to reflect the five trading-day average of the closing prices of Alleghany common stock ending on the day before the actual effective date, in accordance with the merger agreement.

Calculation of Preliminary Estimated Purchase Price
Shares of Transatlantic common stock outstanding as of December 1, 2011 (in millions)	57.4
Exchange ratio 0.145 per the merger agreement	0.145

Exchange ratio adjusted Transatlantic common stock outstanding	8.3
Multiplied by Alleghany’s average closing stock price from November 25 to December 1, 2011	$283.13

Estimated purchase price based on Alleghany share issuance—before adjustments (in millions)	$2,355.9

Shares of Transatlantic common stock outstanding as of December 1, 2011 (in millions)	57.4
Multiplied by Alleghany’s cash price component, per share	$14.22

Estimated purchase price based on Alleghany cash consideration—before adjustments (in millions)	$816.0

Estimated portion of the fair value of Transatlantic stock-based compensation outstanding as of September 30, 2011 attributable to pre-merger service:
Stock options and restricted stock units (in millions)	$75.9
Less deferred tax impact	(26.6)

Estimated purchase price (in millions)	$3,221.2

The determination of the gain on bargain purchase as of September 30, 2011 based upon the acquisition method of accounting is as follows (in millions of U.S. dollars):

Transatlantic’s stockholders’ equity as of September 30, 2011	$4,294.9
Less impact of Transatlantic share repurchases in the fourth quarter of 2011	(220.0)

Net book value of net assets acquired prior to fair value adjustments	4,074.9

Preliminary adjustments for fair value, by applicable balance sheet caption (see prior pages for description):
Assets:
Cash (estimated Transatlantic transaction costs and break-up fees)	(101.7)
Deferred acquisition costs	(277.4)
Goodwill	(9.5)
Intangible assets	364.9
Other assets	(4.3)
Deferred tax assets (related to Transatlantic’s deferred tax balances-only)	(34.0)

Liabilities:
Senior Notes	(96.9)

Estimated fair value of net assets acquired	3,916.0

Estimated purchase price	3,221.2

Gain on bargain purchase, before Alleghany’s estimated transaction costs	$694.8

The preliminary estimated gain on bargain purchase upon closing of the merger is reflected as an increase in retained earnings in the pro forma balance sheet. The preliminary gain on bargain purchase results from the acquisition date fair value of Transatlantic’s identifiable net assets acquired exceeding the estimated purchase price. This bargain purchase determination is consistent with the fact that in recent periods, Transatlantic’s shares, as well as shares of certain other insurance and reinsurance companies, including Alleghany, have traded at a discount to book value per common share. The preliminary gain on bargain purchase will be adjusted based upon the final accounting as of the effective date of the merger

As noted above, the price of Alleghany common stock used in the pro forma financial information was $283.13. The effect of an increase (decrease) of $1.00 per share of the price of Alleghany common stock, as calculated in the merger agreement, would be to decrease (increase) the pro forma gain on bargain purchase, and to increase (decrease) contributed capital by approximately $8.3 million, reflecting the increase (decrease) in the estimated purchase price. There would be no impact on the pro forma book value per share and pro forma basic and diluted earnings per share.

As discussed earlier, pro forma adjustments are based on certain estimates and assumptions made as of the date of the pro forma financial information. The actual adjustments will depend on a number of factors, including changes in the estimated fair value of Transatlantic’s assets, liability and commitments and operating results of Transatlantic through the effective date of the merger. Alleghany expects to make such adjustments at the effective date of the merger. These adjustments are likely to be different from the adjustments made to prepare the pro forma financial information and such differences may be material.

Note 3—Pro Forma Adjustments (Statements of Earnings)

The pro forma financial information is not necessarily indicative of what the Condensed Consolidated Statements of Earnings actually would have been had the merger been completed at the dates indicated and include adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The Condensed Consolidated Statements of Earnings shown therein are not necessarily indicative of what the past statements of the combined companies would have been nor indicative of the statements of earnings of the post-merger periods. The pro forma financial information does not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions that may result from the merger.

The following pro forma adjustments result from accounting for the merger, including the determination of fair value of the assets, liabilities and commitments which Alleghany, as the acquirer for accounting purposes, acquired from Transatlantic. The descriptions related to these preliminary adjustments are as follows (in thousands of U.S. dollars):

			Increase (Decrease) for the:
			Nine Months Ended	Year Ended
Pro Forma Condensed Consolidated Statements of Earnings Adjustments			September 30, 2011	December 31, 2010
Revenues:
(a)		Adjustment to amortization expense on Transatlantic’s debt securities available for sale resulting from the adjustment of amortized cost to the acquisition fair value.	$(14,486)	$(24,045)

		Total adjustments to revenues	(14,486)	(24,045)

Costs and Expenses:
(b)	Adjustments to salaries, administrative & other operating expenses:
	1.	Amortization of the adjustment resulting from the difference between estimated fair value and the historical carrying value of Transatlantic’s net loss and LAE reserves.	(12,947)	(18,687)
	2.	Amortization of intangible asset resulting from the adjustment of unearned premiums to the estimated fair value of profit within Transatlantic’s unearned premiums.	—	48,600
	3.	Amortization of identifiable intangible assets resulting from the merger arising from renewal rights.	7,725	11,150
	4.	Amortization of identifiable intangible assets resulting from the merger arising from internally-developed software.	3,213	4,284
	5.	Elimination of Transatlantic’s historical amortization expense related to intangible assets.	(688)	(917)

		Total adjustments to salaries, administrative and other operating expenses.	(2,697)	44,430

(c)	Adjustments to interest expense:
		Net reduction of interest expense related to the amortization of the fair value adjustment on Transatlantic’s Senior Notes.	(9,784)	(12,348)

		Total adjustments to costs and expenses	(12,481)	32,082

Income Taxes:
(d)		Adjustment to record income tax on pro forma adjustments.	1,471	(16,038)

		Total adjustments to net income	$(3,476)	$(40,089)

Note that the estimated transaction and related costs included as part of the Condensed Consolidated Pro Forma Balance Sheet as of September 30, 2011 have not been included in the above Condensed Consolidated Pro Forma Statements of Earnings.

Note 4—Net Earnings per Common Share

Pro forma net earnings per common share for the nine months ended September 30, 2011 and for the year ended December 31, 2010 have been calculated using Alleghany’s historic weighted average common shares outstanding plus the common shares assumed to be issued to Transatlantic stockholders per the merger agreement.

The following table sets forth the calculation of basic and diluted pro forma net earnings per common share for the nine months ended September 30, 2011 (in thousands, except per share data).

	Nine Months Ended September 30, 2011
	Basic	Diluted
Pro forma net earnings	$60,368	$60,368

Weighted average common shares outstanding:
Historic Alleghany	8,881	8,881
Historic Alleghany stock based compensation	—	10

Adjusted weighted average common shares outstanding	8,881	8,891
Alleghany share issuance to Transatlantic stockholders	8,321	8,321

Pro forma	17,202	17,212

Pro forma net earnings per common share	$3.51	$3.51

The following table sets forth the calculation of basic and diluted pro forma net earnings per common share for the year ended December 31, 2010 (in thousands, except per share data).

	Year Ended December 31, 2010
	Basic	Diluted
Pro forma net earnings	$560,614	$560,614

Weighted average common shares outstanding:*
Historic Alleghany	9,081	9,081
Historic Alleghany stock based compensation	—	17

Adjusted weighted average common shares outstanding	9,081	9,098
Alleghany share issuance to Transatlantic stockholders	8,321	8,321

Pro forma	17,402	17,419

Pro forma net earnings per common share	$32.22	$32.18

* Amounts reflect subsequent stock dividends (applicable to Alleghany).

Note 5—Debt

The historical and pro forma debt of Alleghany and Transatlantic is summarized as follows:

	As of September 30, 2011
	Historical	Historical
	Alleghany	Transatlantic	Pro Forma
	(dollars in millions)
5.625% Senior Notes due September 15, 2020	$299.0	$—	$299.0
5.75% Senior Notes due December 14, 2015	—	665.4	719.5
8.00% Senior Notes due November 30, 2039	—	340.5	383.3

	$299.0	$1,005.9	$1,401.8

Note 6—Book Value per Common Share

The following table sets forth the calculation of book value per common share as of September 30, 2011. The pro forma number of common shares outstanding was determined as if the shares issued, pursuant to the merger, had been issued and outstanding as of September 30, 2011, and have not been adjusted to reflect subsequent repurchases of 147,671 shares of Alleghany common stock in the fourth quarter of 2011.

	As of September 30, 2011
	Historical	Historical
	Alleghany	Transatlantic	Pro Forma
Stockholders’ equity (in millions)	$2,847.7	$4,294.9	$5,858.3

Common shares outstanding (in thousands):

Historical	8,699	61,645	8,699

Alleghany issuance to Transatlantic stockholders per the Merger Agreement			8,321

Pro forma Alleghany			17,020

Book value per common share (in dollars)	$327.34	$69.67	$344.20

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Shares of Alleghany common stock are listed for trading on the NYSE under the symbol “Y”. Shares of Transatlantic common stock are listed for trading on the NYSE under the symbol “TRH”. The following table presents trading information for Alleghany and Transatlantic common stock on November 18, 2011, the last trading day before announcement of the merger and January 4, 2012, the most recent practicable trading day before the date of this joint proxy statement/prospectus. For illustrative purposes, the following table also provides average high, low and closing sales prices calculated by averaging the high, low and closing sales prices for shares of Alleghany common stock on each of the trading days during the period of five trading days ending on such dates. For illustrative purposes, the following table also provides Transatlantic equivalent per share information, which amounts are calculated by multiplying such average high, low and closing sales prices for shares of Alleghany common stock by 0.145 and adding $14.22, representing the approximate value that Transatlantic stockholders will be entitled to receive, in exchange for each share of Transatlantic common stock they hold at the effective time of the merger, assuming no proration.

	Alleghany Common Stock			Alleghany Common Stock (Five-Day Averages)			Transatlantic Common Stock			Equivalent Per-Share Value
Date	High	Low	Close	High	Low	Close	High	Low	Close	High	Low	Close
November 18, 2011	$316.88	$311.54	$314.26	$316.27	$310.90	$312.37	$55.07	$53.80	$54.43	$60.08	$59.30	$59.51
January 4, 2012	$286.40	$284.58	$285.00	$286.77	$284.27	$285.38	$54.94	$54.69	$54.82	$55.80	$55.44	$55.60

The following tables set forth the high and low sales prices of shares of Alleghany common stock and Transatlantic common stock as reported in the NYSE’s consolidated transaction reporting system, and the quarterly cash dividends declared per share, for the calendar quarters indicated.

	Transatlantic			Alleghany
Calendar Period	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
Year ended December 31, 2008
First Quarter	$73.76	$62.06	$0.16	$396.00	$317.23	$0.00
Second Quarter	69.62	56.47	0.19	372.39	324.32	0.00
Third Quarter	66.95	51.90	0.19	411.76	279.41	0.00
Fourth Quarter	57.25	30.17	0.19	362.75	177.74	0.00
Year ended December 31, 2009
First Quarter	40.52	26.16	0.19	295.56	230.23	0.00
Second Quarter	46.83	34.92	0.20	272.06	217.39	0.00
Third Quarter	51.36	41.48	0.20	283.07	245.67	0.00
Fourth Quarter	56.42	49.01	0.20	271.10	242.17	0.00
Year ended December 31, 2010
First Quarter	54.25	46.67	0.20	302.85	251.12	0.00
Second Quarter	53.39	44.08	0.21	307.83	277.79	0.00
Third Quarter	51.50	46.05	0.21	311.00	287.43	0.00
Fourth Quarter	54.08	49.68	0.21	311.00	292.00	0.00
Year ending December 31, 2011
First Quarter	52.68	46.17	0.21	342.71	303.05	0.00
Second Quarter	51.23	43.85	0.22	340.91	323.32	0.00
Third Quarter	53.00	44.54	0.22	337.96	278.74	0.00
Fourth Quarter	56.03	46.81	0.00	323.40	277.03	0.00
Year ending December 31, 2012
First Quarter (through January 4, 2012)	55.11	54.69	0.00	287.97	284.58	0.00

DESCRIPTION OF ALLEGHANY CAPITAL STOCK

The following describes the material terms of the capital stock of Alleghany. This description is qualified in its entirety by reference to the Alleghany charter and Alleghany bylaws, which are incorporated herein by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for more information about the documents incorporated by reference into this joint proxy statement/prospectus.

The authorized capital stock of Alleghany currently consists of 22,000,000 shares of common stock, par value $1.00 per share, and 8,000,000 shares of preferred stock, par value $1.00 per share. There were 9,117,787 shares of Alleghany common stock outstanding, of which 566,141 shares were held in treasury, and no shares of Alleghany preferred stock outstanding as of November 18, 2011, the last trading day before announcement of the transaction, and as of the record date. Following the merger, it is expected that there will be 16,961,825 shares of Alleghany common stock outstanding and no shares of Alleghany preferred stock outstanding.

Alleghany Common Stock

The holders of Alleghany common stock are entitled to receive such dividends or distributions as are lawfully declared on Alleghany common stock, to have notice of any authorized meeting of stockholders, and to one vote for each share of Alleghany common stock on all matters which are properly submitted to a vote of Alleghany stockholders. As a Delaware corporation, Alleghany is subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of Alleghany, holders of Alleghany common stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including holders of Alleghany’s indebtedness, all liabilities and the aggregate liquidation preferences of any outstanding shares of Alleghany preferred stock. The holders of Alleghany common stock have no conversion, redemption, preemptive or cumulative voting rights. All outstanding shares of Alleghany common stock are, and the shares of Alleghany common stock to be issued in the merger will be, validly issued, fully paid and non-assessable. As of the record date, there were approximately 943 holders of Alleghany common stock.

Under the Alleghany charter, certain actions require a 75% supermajority stockholder vote to be approved, including (i) removal of directors, (ii) the merger or consolidation of Alleghany with or into any other corporation (subject to certain exceptions), (iii) the dissolution of Alleghany, (iv) any sale, lease, exchange or other disposition of all or substantially all of the assets of Alleghany, (v) the amendment, alteration, change or repeal of any provision of the Alleghany charter, (vi) the amendment, alteration, change or repeal of any provision of the Alleghany bylaws by the stockholders of Alleghany, (vii) any purchase, sale, lease, exchange or other acquisition or disposition of assets (other than pro rata dividends and distributions) having a value of $12,000,000 or more by Alleghany (or any subsidiary or controlled company of Alleghany) to or from a 10% stockholder and (viii) any issuance of voting stock to a 10% stockholder (other than pro rata issuances and certain equity compensation issuances), provided, however that clauses (vii) and (viii) shall not apply to any transaction approved by a majority of a quorum of the whole Alleghany board of directors.

The DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. Alleghany has not opted out of Section 203 in the Alleghany charter and is therefore governed by the terms of this provision of the DGCL.

Alleghany Preferred Stock

The Alleghany charter expressly authorizes the Alleghany board of directors to issue preferred stock in one or more series, to establish the number of shares in any series and to set the designation and preferences of any series and the powers, rights, qualifications, limitations or restrictions on each series of preferred stock.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Alleghany and Transatlantic are both incorporated under Delaware law. Any differences, therefore, between the rights of Alleghany stockholders and the rights of Transatlantic stockholders result solely from differences in the companies’ respective charter and bylaws. The rights of Alleghany stockholders are governed by Delaware law, the Alleghany charter and the Alleghany bylaws. The rights of Transatlantic stockholders are currently governed by Delaware law, the Transatlantic charter and the Transatlantic bylaws. Upon completion of the merger, the rights of Transatlantic stockholders who exchange their shares of Transatlantic common stock for shares of Alleghany common stock in the merger will be governed by the Alleghany charter and the Alleghany bylaws.

The following is a summary of the material differences between the rights of holders of Alleghany common stock and the rights of holders of Transatlantic common stock, but does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. The Alleghany charter, the Alleghany bylaws, the Transatlantic charter and the Transatlantic bylaws are subject to amendment in accordance with their terms. Copies of these governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

Transatlantic	Alleghany
AUTHORIZED CAPITAL STOCK

Authorized Shares. The aggregate number of shares which Transatlantic is authorized to issue is 210,000,000, consisting of (i) 10,000,000 shares of preferred stock, par value $1.00 per share, and (ii) 200,000,000 shares of common stock, par value $1.00 per share.	Authorized Shares. The aggregate number of shares which Alleghany is authorized to issue is 30,000,000, consisting of (i) 8,000,000 shares of preferred stock, par value $1.00 per share, and (ii) 22,000,000 shares of common stock, par value $1.00 per share.

Common Stock. As of the Transatlantic record date, Transatlantic had issued and outstanding 57,388,084 shares of common stock and 10,466,671 shares were held in treasury.	Common Stock. As of the Alleghany record date, Alleghany had issued and outstanding 9,117,787 shares of common stock, of which 566,141 shares were held in treasury.

Preferred Stock. Under the Transatlantic charter, Transatlantic has 10,000,000 authorized shares of “blank check” preferred stock, par value $1.00. As such, the Transatlantic board of directors may determine the preferences, limitations, and relative rights of this preferred stock by adopting resolutions fixing the same. Such a determination may include, without limitation, provisions with respect to voting rights, redemption, convertibility, distribution and preference on dissolution or otherwise. The rights of preferred stockholders may supersede the rights of common stockholders.

Pursuant to the Rights Agreement, dated as of July 27, 2011 and amended as of November 20, 2011, between Transatlantic and American Stock Transfer & Trust Company, LLC, as rights agent (which we refer to as the “stockholder rights plan”), Transatlantic has granted each outstanding share of Transatlantic common stock

Preferred Stock. Under the Alleghany charter, Alleghany has 8,000,000 authorized shares of “blank check” preferred stock, par value $1.00. The Alleghany charter authorizes the Alleghany board of directors, without further stockholder action, to issue preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred stockholders may supersede the rights of common stockholders.

As of the Alleghany record date, Alleghany has no preferred stock issued and outstanding.

Transatlantic	Alleghany
one right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of Transatlantic at a purchase price of $225, in the event that a person (other than stockholders who owned more than 10% of the outstanding shares of Transatlantic common stock on August 8, 2011 and Alleghany) were to acquire 10% or more of the outstanding Transatlantic common stock. As of the date hereof, 1,000,000 preferred shares have been designated as “Series A Junior Participating Preferred Shares” and are subject, upon issuance thereof, to the rights and limitations set forth in the Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of Transatlantic.

VOTING RIGHTS

Under the Transatlantic charter, each holder of common stock shall be entitled to one vote for each share of common stock standing in his or her name on the stock record books of Transatlantic. Except as otherwise provided in the rights, powers or preferences in any class or series of preferred stock of Transatlantic or as required by law, all voting rights of Transatlantic shall be vested in the holders of common stock. However, to satisfy the requirements of the New York DFS, on June 8, 2009, Davis Advisors entered into an agreement with Transatlantic whereby Davis Advisors agreed to vote the number of shares of Transatlantic common stock owned by Davis Advisors in excess of 9.9% of Transatlantic’s outstanding shares in a manner proportionate to the vote of the owners of the shares (excluding Davis Advisors, stockholders beneficially owning more than 10% of Transatlantic’s outstanding shares, and directors and officers of Transatlantic) voting on such matters.	Under the Alleghany charter, each holder of common stock shall be entitled to one vote for each share of common stock standing in his or her name on the stock record books of Alleghany. Except as otherwise provided in the rights, powers or preferences in any class or series of preferred stock of Alleghany or as required by law, all voting rights of Alleghany shall be vested in the holders of common stock.

SUPERMAJORITY VOTING

The affirmative vote of the holders of a majority of the outstanding shares of Transatlantic stock is all that is required for certain transactions that by applicable law must be submitted to stockholders for their approval, such as, a merger, the sale of substantially all of Transatlantic’s assets, an amendment to the Transatlantic charter or a proposal to dissolve Transatlantic.	Under the Alleghany charter, certain actions require a 75% supermajority vote (subject to the rights of preferred stockholders, if any), including (i) removal of directors, (ii) the merger or consolidation of Alleghany with or into any other corporation (subject to certain exceptions), (iii) the dissolution of Alleghany, (iv) any sale, lease, exchange or other disposition of all or substantially all of the assets of Alleghany, (v) the amendment, alteration, change or repeal of any provision of the Alleghany charter, (vi) the amendment, alteration, change or repeal of any provision of the Alleghany bylaws by the stockholders of Alleghany, (vii) any purchase, sale,

Transatlantic	Alleghany
lease, exchange or other acquisition or disposition of assets (other than pro rata dividends and distributions) having a value of $12 million or more by Alleghany (or any subsidiary or controlled company of Alleghany) to or from a 10% stockholder and (viii) any issuance of voting stock to a 10% stockholder (other than pro rata issuances and certain equity compensation issuances), provided, however that clauses (vii) and (viii) shall not apply to any transaction approved by a majority of a quorum of the whole board of directors.

AMENDMENT TO THE CHARTER

Under the DGCL, a charter amendment requires a board resolution advising the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the charter requires a greater proportion for approval. The Transatlantic charter does not require any greater proportion for approval.	Under the DGCL, a charter amendment requires a board resolution advising the amendment and approval by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the charter requires a greater proportion for approval. The Alleghany charter requires a 75% supermajority stockholder vote to approve changes to the Alleghany charter.

AMENDMENT TO THE BYLAWS

Under the Transatlantic charter, the Transatlantic board of directors may make, adopt, amend, alter or repeal the Transatlantic bylaws without the approval of the stockholders of Transatlantic in any manner that is not inconsistent with the DGCL or the Transatlantic charter. In addition, under the Transatlantic bylaws, either the board of directors, by majority vote, or the stockholders, by the affirmative vote of holders of record of at least a majority of the combined voting power of all of the outstanding capital stock entitled to vote thereon, may adopt, amend or repeal the bylaws of Transatlantic.	Under the Alleghany charter, a majority of the whole Alleghany board of directors may amend the Alleghany bylaws without the approval of the stockholders of Alleghany in any manner that is not inconsistent with the DGCL, other than Article II Section VIII of the bylaws which requires a vote in excess of 75% of the directors present at the meeting to declare a dividend. The Alleghany bylaws may also be amended, altered or repealed by the stockholders at any annual or special meeting by the affirmative vote of at least 75% of the voting power of the outstanding shares of voting stock.

SPECIAL MEETINGS OF STOCKHOLDERS

Under the Transatlantic bylaws, a special meeting of stockholders for any purpose or purposes may be called by (i) the Transatlantic board of directors, the chairman of the board of directors, the lead director (as appointed under the Transatlantic bylaws), the president or a committee of the Transatlantic board of directors given such power or (ii) the secretary of Transatlantic upon the request in writing of stockholders holding of record at least 25% of the voting power of the outstanding shares of capital stock of Transatlantic entitled to vote at such meeting (subject to certain conditions and exceptions).

Under the Alleghany bylaws, special meetings of stockholders may be called by the chairman, or by a majority of the Alleghany board of directors, to be held at the time and location specified in the notices of such meetings. The notice of any special meeting must state the purpose of the meeting and specify the action to be taken at the meeting and no business shall be transacted at the meeting except that specifically named in the notice.

Transatlantic	Alleghany

Notice of the time and place of every meeting of stockholders must be delivered or mailed at least 10 days and not more than 60 days prior to the meeting. Meetings may be held without notice if all stockholders entitled to vote are present or if notice is waived by those not present.

Notice of the time and place of every meeting of stockholders must be delivered or mailed at least 10 days and not more than 60 days prior to the meeting. Meetings may be held without notice if all stockholders entitled to vote are present or if notice is waived by those not present.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Under the Transatlantic bylaws, for nominations of directors and other proposals properly brought before an annual meeting of stockholders by a stockholder, timely notice must be given. In general, to be considered timely, a stockholder’s notice must be received by Transatlantic’s secretary at the principal office of Transatlantic not later than the close of business on the 90th day nor earlier than the close of business on the 60th day prior to the first anniversary of the preceding year’s annual meeting or in the case of the special meeting, not later than the close of the 10th business day following the day on which notice of the special meeting was mailed or public announcement thereof was made, whichever occurs first.	Under the Alleghany bylaws, for nominations of directors and other proposals properly brought before an annual meeting of stockholders by a stockholder, timely notice must be given. In general, to be considered timely a stockholder’s notice must be received at Alleghany’s principal executive offices not less than 30 days prior to the date of the annual meeting (or 10 days prior if Alleghany provides less than 40 days’ notice of the meeting).

STOCKHOLDER ACTION BY WRITTEN CONSENTS

Stockholder action by written consent is not prohibited by the Transatlantic charter and is contemplated by the Transatlantic bylaws.	Stockholder action by written consent is prohibited by the Alleghany charter.
BOARD OF DIRECTORS Number of Directors

The Transatlantic bylaws provide that the number of directors will not be less than three nor more than twelve, which number the Transatlantic charter provides may be fixed from time to time solely by the Transatlantic board of directors. The size of Transatlantic’s board is currently fixed at eight directors, but there are currently only seven directors serving on the Transatlantic board of directors.	The board of directors of Alleghany currently has 11 directors, which will increase to 14 at the effective time of the merger. The Alleghany charter provides that the number of directors shall be fixed solely by the board by vote of 75% of the whole board.

Classification

The Transatlantic board of directors is not divided into classes. Each director is elected at the annual meeting of stockholders, to hold office until the next annual meeting and until his or her respective successor is duly elected and qualified or until his or her prior death, resignation or removal.	The Alleghany board is classified, as permitted by Delaware law. Pursuant to the Alleghany charter, directors elected to succeed directors with expiring terms are elected to three year terms.

Transatlantic	Alleghany
Removal

Under the Transatlantic charter, a director may be removed from office with or without cause, and only by the affirmative vote of the holders of a majority of the voting power of all of the outstanding capital stock of Transatlantic entitled to vote in respect thereof.	Under the Alleghany charter, any or all directors may be removed from office at any time but only for cause and only by the affirmative vote of the holders of at least 75% of Alleghany’s voting stock.

Vacancies

Under the Transatlantic bylaws, if the office of any director becomes vacant, by reason of death, resignation or removal, the directors remaining in office, although less than a quorum, may fill the vacancy by the affirmative vote of a majority of such remaining directors. A Transatlantic director elected to fill a vacancy shall serve for the unexpired term of his predecessor in office. Any directorship filled by reason of an increase in the number of directors may be filled by election at a regular meeting or a special meeting of the Transatlantic board of directors or stockholders of Transatlantic, called for that purpose.	Under the Alleghany charter, unless the board otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which such director has been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the entire Alleghany board of directors shall shorten the term of any incumbent director.

Special Meetings of the Board

Under the Transatlantic bylaws, special meetings of the board may be called by the chairman, the lead director, or the president, or by the secretary upon the written request of any two directors, on at least 24 hours’ notice to each director (which notice requirement may be waived).	Under the Alleghany bylaws, the board may be called at any time, at any place and for any purpose by the chairman or by any three directors.

Director Liability and Indemnification

Under the Transatlantic charter, no director shall be personally liable to Transatlantic or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Transatlantic with respect to actions taken or omitted prior to the effectiveness of such amendment shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Under the Alleghany charter, no director shall be personally liable to Alleghany or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under DGCL Section 174 (concerning unlawful distributions to stockholders), or (iv) for any transaction from which the director derived an improper personal benefit. The Alleghany charter further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability

Transatlantic	Alleghany

Under the Transatlantic bylaws, Transatlantic shall indemnify, to the full extent of the law, any person made or threatened to be made a party to or otherwise involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of Transatlantic or serves or served at the request of Transatlantic as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such a proceeding, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Transatlantic, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Such rights shall be contract rights and shall include the right to be paid by Transatlantic expenses incurred in defending any action, suit or proceeding in advance of its final disposition, provided that such person shall repay all amounts advanced if it is ultimately determined that such person is not entitled to indemnification under the Transatlantic bylaws.

of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The Alleghany charter provides that Alleghany shall indemnify its directors and officers to the fullest extent authorized by the DGCL against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. The right to indemnification is a contract right and includes the right to be paid for the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to Alleghany of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified. Any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person, other than proceedings seeking to enforce such person’s right to indemnification, shall be indemnified only if such proceeding (or part thereof) was authorized by the Alleghany board.

The Alleghany charter also provides that if a claim for indemnification is not paid in full by Alleghany within 30 days, the claimant may sue Alleghany to recover the unpaid amount, subject to certain defenses and limitations.

STOCKHOLDER RIGHTS PLAN

As permitted by Delaware law, the Transatlantic board adopted the stockholder rights plan on July 27, 2011. On November 20, 2011, Transatlantic amended the stockholder rights plan to expire immediately prior to the effective time of the merger, and to allow, prior to the merger, Alleghany and its affiliates to take the necessary actions to consummate the merger without triggering any of the dilutive provisions of the rights	Alleghany does not have a stockholder rights plan currently in effect, but under Delaware law the Alleghany board of directors could adopt such a plan without stockholder approval.

Transatlantic	Alleghany
plan. Under the stockholder rights plan, as amended, Transatlantic has granted each outstanding share of Transatlantic common stock one right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of Transatlantic at a purchase price of $225, in the event that a person (other than stockholders who owned more than 10% of Transatlantic’s outstanding shares on August 8, 2011 and Alleghany) were to acquire 10% or more of outstanding Transatlantic common stock.

STATE ANTI-TAKEOVER STATUTES Business Combinations

The Transatlantic charter does not require a supermajority vote of stockholders for any action of stockholders.

The DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. Transatlantic has not opted out of Section 203 in the Transatlantic charter and is therefore governed by the terms of this provision of the DGCL.

Under the Alleghany charter, the affirmative vote of at least 75% of Alleghany’s outstanding voting stock is required to authorize the merger or consolidation of Alleghany with or into any other corporation; provided, however, that this supermajority requirement does not apply to any merger in which Alleghany is the surviving entity if the merger does not reclassify or change the nature or ownership, including number of such shares, of the Alleghany voting stock outstanding immediately prior to such merger or effect any one of the other actions requiring a 75% vote as described above in the “Supermajority Voting” section.

The DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. Alleghany has not opted out of Section 203 in the Alleghany charter and is therefore governed by the terms of this provision of the DGCL.

LEGAL MATTERS

The validity of the Alleghany common stock to be issued pursuant to the merger has been passed upon by Wachtell, Lipton, Rosen & Katz, counsel to Alleghany. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Alleghany by Wachtell, Lipton, Rosen & Katz and for Transatlantic by Gibson, Dunn & Crutcher LLP.

EXPERTS

Alleghany

The consolidated balance sheets of Alleghany as of December 31, 2010 and 2009, and the related consolidated statements of earnings and comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and all related financial statement schedules, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, have been incorporated in this joint proxy statement/prospectus by reference to Alleghany’s Annual Report on Form 10-K for the year ended December 31, 2010, in reliance upon the report(s) of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

Transatlantic

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Alleghany

The Alleghany bylaws, which are incorporated herein by reference as Exhibit 3.1, require that Alleghany be furnished with written notice with respect to:

•	the nomination of a person for election as a director, other than a person nominated by or at the direction of the Alleghany board of directors, and

•	the submission of a proposal, other than a proposal submitted by or at the direction of the Alleghany board of directors, at a meeting of stockholders.

In order for any such nomination or submission to be proper, the notice must contain certain information concerning the nominating or proposing stockholder and the nominee or the proposal, as the case may be, and must be furnished to Alleghany generally not less than 30 days prior to the meeting. A copy of the applicable Alleghany bylaw provisions may be obtained, without charge, upon written request to the Secretary of Alleghany at 7 Times Square Tower, New York, New York 10036.

In accordance with the rules of the SEC, any proposal of a stockholder intended to be presented at Alleghany’s 2012 Annual Meeting of Stockholders must have been received by the Secretary of Alleghany by November 17, 2011 in order for the proposal to be considered for inclusion in Alleghany’s notice of meeting, proxy statement and proxy relating to the 2012 Annual Meeting, scheduled for April 27, 2012.

Transatlantic

Transatlantic held its 2011 annual meeting of stockholders on May 26, 2011. It is not expected that Transatlantic will hold an annual meeting of stockholders for 2012 unless the merger is not completed. Proposals intended to be presented at the 2012 Transatlantic annual meeting, and included in the proxy statement, must have been sent to the Transatlantic Corporate Secretary at 80 Pine Street, New York, New York 10005 and must have been received by December 10, 2011. In addition, under Transatlantic’s bylaws, stockholders must comply with specified procedures to nominate directors or introduce an item of business at an annual meeting. Nominations or an item of business to be introduced at an annual meeting must be submitted in writing and received by Transatlantic generally not less than 60 days nor more than 90 days in advance of the first anniversary of the preceding year’s annual meeting. To be in proper written form, a stockholder’s notice must contain the specific information required by Transatlantic’s bylaws. A copy of the Transatlantic bylaws, which describes the advance notice procedures, can be obtained from the Transatlantic Corporate Secretary.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at their address identified below. Each of Transatlantic and Alleghany will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Alleghany Corporation, Attention: Investor Relations, 7 Times Square Tower, New York, New York 10036, (212) 752-1356 or to Transatlantic Holdings, Inc., Attention: Investor Relations, 80 Pine Street, New York, New York 10005, (212) 365-2200, or via email at investor_relations@transre.com.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Alleghany board of directors nor the Transatlantic board of directors knows of any matters that will be presented for consideration at either the Alleghany special meeting or the Transatlantic special meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either the Alleghany special meeting or the Transatlantic special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named therein as authorized to vote the shares represented by the proxy as to any matters that may properly come before the meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

Alleghany and Transatlantic each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including Alleghany and Transatlantic, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult the Alleghany and the Transatlantic websites for more information about Alleghany and Transatlantic, respectively. Alleghany’s website is www.alleghany.com. Transatlantic’s website is www.transre.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Alleghany has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Alleghany common stock to be issued to Transatlantic stockholders pursuant to the merger. The registration statement, including the attached exhibits, contains additional relevant information about Alleghany and Alleghany common stock. The rules and regulations of the SEC allow Alleghany and Transatlantic to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Alleghany and Transatlantic to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Alleghany has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Alleghany, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed February 25, 2011.

•	Proxy Statement on Schedule 14A filed March 17, 2011.

•

Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2011 filed May 5, 2011, for the quarterly period ended June 30, 2011 filed August 4, 2011 and for the quarterly period ended September 30, 2011 filed November 7, 2011.

•

Current Reports on Form 8-K or 8-K/A filed January 20, 2011, February 28, 2011, April 28, 2011, May 4, 2011, June 20, 2011, June 23, 2011, August 4, 2011, November 7, 2011, November 21, 2011, December 19, 2011, and December 21, 2011.

In addition, Alleghany incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Alleghany special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Alleghany will provide you with copies of these documents, without charge, upon written or oral request to:

Alleghany Corporation

Attention: Investor Relations

7 Times Square Tower

New York, New York 10036

(212) 752-1356

This joint proxy statement/prospectus also incorporates by reference the documents listed below that Transatlantic has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Transatlantic its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed February 22, 2011.

•	Proxy Statement on Schedule 14A filed April 8, 2011.

•

Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2011 filed May 4, 2011, for the quarterly period ended June 30, 2011 filed August 5, 2011 and for the quarterly period ended September 30, 2011 filed November 4, 2011.

•

Current Reports on Form 8-K or 8-K/A filed March 29, 2011, May 20, 2011, June 1, 2011, June 13, 2011 (both filings), June 15, 2011, July 7, 2011, July 13, 2011 (both filings), July 20, 2011, July 25, 2011, July 28, 2011, July 29, 2011, August 8, 2011, August 9, 2011, August 12, 2011, August 19, 2011, September 2, 2011, September 12, 2011, September 16, 2011, September 19, 2011, September 20, 2011, September 23, 2011, September 26, 2011, September 30, 2011, October 7, 2011, October 11, 2011 (both filings), October 14, 2011, October 21, 2011, October 31, 2011, November 1, 2011, November 3, 2011, November 4, 2011, November 7, 2011, November 8, 2011, November 10, 2011, November 14, 2011, November 18, 2011, November 21, 2011, November 22, 2011, November 23, 2011, November 29, 2011, November 30, 2011, December 1, 2011, December 8, 2011, December 19, 2011, and December 21, 2011.

In addition, Transatlantic incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Transatlantic special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Transatlantic will provide you with copies of these documents, without charge, upon written or oral request to:

Transatlantic Holdings, Inc.

Attention: Investor Relations

80 Pine Street

New York, New York 10005

(212) 365-2200

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated January 5, 2012. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this joint proxy statement/prospectus to Alleghany stockholders or Transatlantic stockholders nor the issuance by Alleghany of shares of Alleghany common stock pursuant to the merger will create any implication to the contrary.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ALLEGHANY CORPORATION,

SHORELINE MERGER SUB, LLC

AND

TRANSATLANTIC HOLDINGS, INC.

DATED AS OF NOVEMBER 20, 2011

i

ii

Annex A	Defined Terms	A-75

Exhibit A	Certificate of Incorporation of Merger Sub
Exhibit B	Certificate of Formation of the Surviving Company
Exhibit C	Certificate of Incorporation of Surviving Company

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 20, 2011, is by and among Alleghany Corporation, a Delaware corporation (“Alleghany”), Shoreline Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Alleghany (“Merger Sub”), and Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”).

WHEREAS, the respective Boards of Directors of Alleghany and Transatlantic deem it advisable and in the best interests of each corporation and its respective stockholders that Alleghany and Transatlantic engage in a business combination in order to advance the long-term strategic business interests of each of Alleghany and Transatlantic;

WHEREAS, the respective Boards of Directors of Alleghany and Transatlantic have determined that such business combination shall be effected pursuant to the terms of this Agreement through the Merger in accordance with the applicable provisions of Delaware Law;

WHEREAS, the respective Boards of Directors of Alleghany and Transatlantic and the sole member of Merger Sub have approved and declared advisable this Agreement and the Merger, and determined that the terms of this Agreement and the Merger are in the respective best interests of Alleghany, Transatlantic or Merger Sub, as the case may be, and the stockholders of Alleghany and Transatlantic and the sole member of Merger Sub;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Transatlantic to enter into this Agreement, certain stockholders to Alleghany (the “Alleghany Supporting Stockholders”) are entering into a voting and support agreement with Transatlantic (the “Alleghany Support Agreement”), pursuant to which, among other things, the Alleghany Supporting Stockholders have irrevocably agreed, subject to the terms of the Alleghany Support Agreement, to vote all shares of Alleghany Common Stock (as defined herein) owned by such stockholders in favor of the Alleghany Requisite Stockholder Vote (as defined herein);

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, Alleghany, Transatlantic and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liabilities Company Act (the “DLLCA”, and together with the DGCL, “Delaware Law”), on the Closing Date, Transatlantic shall be merged with and into Merger Sub (the “Merger”). At the Effective Time, the separate corporate existence of Transatlantic shall cease and Merger Sub shall continue as the surviving limited liability company after the Merger (the “Surviving Company”) and a wholly owned subsidiary of Alleghany. At the request of Transatlantic, Alleghany shall either (i) convert Merger Sub into a Delaware corporation, or (ii) form a wholly-owned subsidiary which shall be a corporation incorporated in the state of Delaware and such corporation shall be assigned the rights and shall assume the obligations of Merger Sub contained in this Agreement (in either case, Merger Sub’s certificate of incorporation shall be in the form of Exhibit A). Thereafter, all references to “Merger Sub” shall be deemed to be references to such corporation and all provisions applicable to Merger Sub shall be deemed to be applicable to such corporation mutatis mutandis to take into account that Merger Sub is a corporation instead of a limited liability company.

1.2 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166 at 10:00 a.m., Eastern time, as promptly as practicable (but in no event later than the second Business Day) following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Alleghany and Transatlantic. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware, the certificate of merger relating to the Merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of Delaware Law, and, as soon as practicable on or after the Closing Date, shall make all other filings required under applicable Law in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Alleghany and Transatlantic shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

1.4 Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of Delaware Law. From and after the Effective Time, the Surviving Company shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of Transatlantic and Merger Sub, all as provided under Delaware Law.

1.5 Organizational Documents.

(a) Surviving Company Organizational Documents. The certificate of formation or certificate of incorporation, as applicable, of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time to read in the form of Exhibit B (in the case of a certificate of formation) or Exhibit C (in the case of a certificate of incorporation), such certificate of formation or certificate of incorporation, as applicable, shall be the certificate of formation or certificate of incorporation, as applicable, of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The limited liability company agreement or bylaws, as applicable, of Merger Sub shall be amended and restated at the Effective Time to be in a form mutually acceptable to Alleghany and Transatlantic and, as so amended and restated, such limited liability company agreement or bylaws, as applicable, shall be the limited liability company agreement or bylaws, as applicable, of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

(b) Directors and Officers of the Surviving Company. Subject to applicable Law, at and immediately after the Effective Time, the managers and authorized persons of the Surviving Company shall consist of the managers and authorized persons of Merger Sub in office immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. The officers of Transatlantic immediately prior to the Closing Date shall be the initial officers of the Surviving Company and shall hold office until their respective successors are fully elected and qualified, or their earlier death, resignation or removal.

1.6 Reservation of Right to Change Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Alleghany may, with the prior written consent of Transatlantic (such consent not to be unreasonably withheld, conditioned or delayed) and to the extent permitted by applicable Law, at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, that (A) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Transatlantic Common Stock and (B) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Transatlantic Common Stock as Merger Consideration, (ii) adversely affect the rights of the holders of Transatlantic Stock-Based Awards, or (iii) materially impede or delay consummation of transactions contemplated by this Agreement. In the event Alleghany elects to make such a change and Transatlantic consents to such a change pursuant to this Section  1.6, the parties agree to execute appropriate documents to reflect the change.

ARTICLE II

EFFECT ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Alleghany, Transatlantic, Merger Sub or the holder of any shares of Transatlantic Common Stock or any limited liability company interest of Merger Sub:

(i) Limited Liability Company Interest of Merger Sub. The sole limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as the sole limited liability company interest of the Surviving Company.

(ii) Cancellation of Certain Stock. Each share of common stock, par value $1.00 per share, of Transatlantic (the “Transatlantic Common Stock”), issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by Transatlantic and each share of Transatlantic Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Alleghany or Merger Sub or any of their respective Subsidiaries (as defined herein) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor; provided, however, that any shares of Transatlantic Common Stock owned or held by any direct or indirect wholly owned Subsidiary of Transatlantic shall be converted into the right to receive the Merger Consideration, as set forth below.

(iii) Conversion of Transatlantic Common Stock. Subject to the other provisions of Article II, each share of Transatlantic Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares or Dissenting Shares (as defined herein), shall be converted automatically into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”):

(A) for each share of Transatlantic Common Stock with respect to which a Stock Election (as defined herein) has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Stock Election Shares”), the right to receive from Alleghany the fraction of a share of validly issued, fully paid and nonassessable Alleghany Common Stock as is equal to the Exchange Ratio (collectively, the “Stock Consideration”);

(B) for each share of Transatlantic Common Stock with respect to which a Cash Election (as defined herein) has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Cash Election Shares”), the right to receive in cash from Alleghany an amount equal to the Per Share Amount (collectively, the “Cash Consideration”); and

(C) for each share of Transatlantic Common Stock other than shares as to which a Cash Election or a Stock Election has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Non-Election Shares”), the right to receive from Alleghany such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.2.

(D) Definitions.

(i)	“Exchange Ratio” shall mean the quotient, rounded to the nearest one ten thousandth, of (a) the Per Share Amount divided by (b) the Alleghany Closing Price.

(ii)	“Per Share Amount” shall mean the sum, rounded to the nearest one-tenth of a cent, of (A) $14.22 plus (B) the product, rounded to the nearest one tenth of a cent, of 0.145 (the “Share Ratio”) times the Alleghany Closing Price.

(iii)	“Alleghany Closing Price” shall mean the average, rounded to the nearest one tenth of a cent, of the closing sales prices of shares of Alleghany Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time occurs.

(iv)	“Cash Component” shall mean $816,007,519.

All of the shares of Transatlantic Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Transatlantic Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Transatlantic Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and the Fractional Share Cash Amount (as defined herein) into which the shares of Transatlantic Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any dividends or other distributions to which holders of Transatlantic Common Stock become entitled in accordance with Section 2.4(d).

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Transatlantic Common Stock held by a Person (a “Dissenting Stockholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of shares of Transatlantic Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Transatlantic Common Stock (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a)(iii), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Transatlantic Common Stock shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such Dissenting Stockholder shall thereafter otherwise make a timely Election (as defined herein) under this Agreement. If any holder of Dissenting Shares shall have so failed to perfect or has effectively withdrawn or lost such Dissenting Stockholder’s right to dissent from the Merger after the Election Deadline (as defined herein), each of such Dissenting Stockholder’s shares of Transatlantic Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive Stock Consideration or Cash Consideration, or a combination thereof, as determined by Alleghany in its sole discretion. Transatlantic shall give Alleghany prompt notice of any demands for appraisal of shares of Transatlantic Common Stock received by Transatlantic, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Alleghany the opportunity to participate in all negotiations and proceedings with respect thereto. Transatlantic shall not, without the prior written consent of Alleghany (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Transatlantic Common Stock or Alleghany Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Share Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit Transatlantic or Alleghany to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Alleghany Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Alleghany Common Stock shall be delivered upon the conversion of Transatlantic Common Stock pursuant to Section 2.1(a)(iii), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Alleghany Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Transatlantic Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Alleghany Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the Alleghany Closing Price by (ii) the fraction of a share (after taking into account all shares of Transatlantic Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Alleghany Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Alleghany Common Stock.

2.2 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Transatlantic Common Stock to be converted into Cash Consideration pursuant to Section 2.1(a)(iii) (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (i) the Cash Component by (y) the Per Share Amount. All other shares of Transatlantic Common Stock (other than Cancelled Shares and Dissenting Shares) shall be converted into Stock Consideration.

(b) Within three (3) Business Days after the Effective Time, Alleghany shall cause the Exchange Agent (as defined herein) to effect the allocation among the holders of shares of Transatlantic Common Stock of the rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) if the aggregate number of shares of Transatlantic Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and (B) Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:

(x) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Non-Elections Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(y) if the Shortfall Number exceeds the number of Non-Election Shares, then (1) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and (2) all Stock Election Shares shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

2.3 Election Procedures.

(a) Alleghany Elections. Each Person who is a record holder of shares of Transatlantic Common Stock on the Election Form Record Date (as defined herein) shall have the right to submit an Election Form specifying (an “Election”) the number of shares of Transatlantic Common Stock, if any, held by such Person that such Person desires to have converted into the right to receive Alleghany Common Stock (a “Stock Election”) and the number of such shares that the holder desires to have converted into the right to receive the Per Share Amount in cash (a “Cash Election”). Holders of record of Transatlantic Common Stock who hold such Transatlantic Common Stock as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Transatlantic Common Stock.

(b) Appointment of Exchange Agent. Prior to the mailing of the Joint Proxy Statement/Prospectus, Alleghany shall appoint a bank or trust company reasonably acceptable to Transatlantic to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement.

(c) Mailing of Election Form; Election Deadline. Alleghany shall prepare and direct the Exchange Agent to mail a form of election, which form shall be subject to the reasonable approval of Transatlantic (the “Election Form”), with the Joint Proxy Statement/Prospectus to the record holders of Transatlantic Common Stock and Transatlantic Stock Options as of the record date for the Transatlantic Stockholders Meeting (the “Election Form Record Date”), which Election Form shall be used by each record holder of shares of Transatlantic Common Stock who wishes to make an Election. Any such holder’s Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., Eastern time, on a date prior to the Effective Time to be mutually agreed to by Alleghany and Transatlantic (the “Election Deadline”), an Election Form properly completed and signed and accompanied by Certificates (unless such shares of Transatlantic Common Stock are Book-Entry Shares, in which case the holders shall follow the instructions set forth in the Election Form) of Transatlantic Common Stock to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Transatlantic (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided that such Certificates are in fact delivered to the Exchange Agent within five (5) Business Days after the date of execution of such guarantee of delivery).

(d) Ability to Revoke Election Forms. Any stockholder may (i) change his Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form or (ii) revoke his Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by Alleghany and Transatlantic that the Merger has been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the shares of Transatlantic Common Stock to which such Election Form relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

(e) Determination of Exchange Agent Binding. Subject to the provisions of the Exchange Agent Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.3 with respect to shares of Transatlantic Common Stock and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agent Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any shares of Transatlantic Common Stock, such shares of Transatlantic Common Stock shall be treated by the Exchange Agent as Non-Election Shares. Subject to the provisions of the Exchange Agent Agreement, the Exchange Agent also shall make all computations as to the allocation and the proration contemplated by Section 2.2, and any such computation shall be conclusive and binding on the holders of shares of Transatlantic Common Stock.

2.4 Exchange of Certificates.

(a) Deposit of Merger Consideration. At or prior to the Effective Time, Alleghany shall deposit, or shall cause to be deposited, with the Exchange Agent (i) cash equal to the aggregate Cash Consideration (together with, to the extent then determinable, the Fractional Share Cash Amount) and (ii) evidence of Alleghany Common Stock in book-entry form (and/or certificates representing such Alleghany Common Stock, at Alleghany’s election) representing the number of shares of Alleghany Common Stock sufficient to deliver the aggregate Stock Consideration (such cash and certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within three (3) Business Days of the Closing Date, Alleghany shall cause the Exchange Agent to mail to each holder of record of shares of Transatlantic Common Stock whose shares of Transatlantic Common Stock were converted pursuant to Section 2.1(a)(iii) (other than those holders who have properly completed and submitted, and have not revoked, Election Forms pursuant to Section 2.3) into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Alleghany and Transatlantic may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with either an Election Form or Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d). In the event of a transfer of ownership of shares of Transatlantic Common Stock that is not registered in the transfer or stock records of Transatlantic, any cash to be paid upon, or shares of Alleghany Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Transatlantic Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.4, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Alleghany Common Stock, shall be paid to the holder of any unsurrendered share of Transatlantic Common Stock to be converted into shares of Alleghany Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.4. After the surrender in accordance with this Section 2.4 of a share of Transatlantic Common Stock to be converted into shares of Alleghany Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Alleghany Common Stock represented by such share of Transatlantic Common Stock.

(e) No Further Ownership Rights in Transatlantic Common Stock. The shares of Alleghany Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Transatlantic Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Transatlantic Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of Transatlantic other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.4(b) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d)), without interest, and (ii) the stock transfer books of Transatlantic shall be closed with respect to all shares of Transatlantic Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of Transatlantic shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Transatlantic Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Transatlantic Common Stock are presented to the Surviving Company, Alleghany or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Alleghany; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest or other income resulting from such investments shall be paid to Alleghany, upon demand.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the Effective Time shall be delivered to Alleghany, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Alleghany or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of Alleghany, Transatlantic, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Company, Alleghany and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate or Book-Entry Share pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Alleghany or the Exchange Agent, the posting by such Person of a bond in such amount as Alleghany or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.4(g), Alleghany) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

2.5 Transatlantic Stock Options and Other Equity Awards.

(a) Prior to the Effective Time, the Board of Directors of Transatlantic (the “Transatlantic Board”) (or, if appropriate, the committee thereof administering the Transatlantic Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i) adjust the terms of all outstanding Transatlantic Stock Options to provide that, at the Effective Time, each Transatlantic Stock Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into an obligation of Alleghany to pay (or cause to be paid) and a right of the holder thereof to receive, in full satisfaction of any rights in respect of the Transatlantic Stock Options, cash in an amount equal to the product of (A) the applicable Black-Scholes Amount (as defined below) and (B) the number of shares of Transatlantic Common Stock subject to such Transatlantic Stock Option, less any income or employment tax withholding required under the Code or any provision of applicable Law. The amount determined in accordance with the foregoing shall be paid to the applicable holder of a Transatlantic Stock Option as soon as reasonably practicable following the Closing Date and in no event later than ten (10) Business Days following the Closing Date. For purposes hereof, the “Black-Scholes Amount” shall mean the amount determined by a nationally recognized accounting firm reasonably acceptable to Alleghany and Transatlantic with respect to each Transatlantic Stock Option granted on a particular day at a particular price pursuant to the Black-Scholes valuation methodology consistently applied and based on the assumptions set forth in Section 2.5(a)(i) of the Alleghany Disclosure Schedule;

(ii) adjust the terms of all outstanding Transatlantic RSUs to provide that, at the Effective Time, each Transatlantic RSU outstanding immediately prior to the Effective Time shall be converted into an obligation of Alleghany to pay (or cause to be paid) and a right of the holder thereof to receive, in full satisfaction of any rights in respect of the Transatlantic RSUs, cash in an amount equal to the Per Share Amount (each, a “Converted

Transatlantic RSU”), with the same terms and conditions as were applicable under such Transatlantic RSUs (including any vesting or forfeiture provisions and the timing of payment, except as otherwise provided in clauses (C) and (D) below); provided, however, that notwithstanding the foregoing, (A) the Transatlantic RSUs held by individuals who are designated as participants in the Transatlantic Senior Partners Plan or Partners Plan as of the date hereof as set forth in Section 2.5(a)(ii) of the Transatlantic Disclosure Schedule(the “Partners Plan Participants”) shall be converted as previously described, but from and after the Effective Time the cash amounts underlying the Converted Transatlantic RSUs shall be deemed to be notionally invested in the common units of the Surviving Company, with the initial investment and any future cash payments in satisfaction of such Converted Transatlantic RSUs to be based on a per unit value of the Surviving Company’s common units equal to the “fully diluted book value per unit” of the Surviving Company as of the applicable date determined as set forth in Section 2.5(a)(ii) of the Alleghany Disclosure Schedule; (B) subject to any limitations under applicable Law, the Converted Transatlantic RSUs held by employees of Transatlantic and its Subsidiaries as of immediately prior to the Effective Time who are not Partners Plan Participants may, if so elected by the employee in his or her discretion, be deemed invested in the common units of the Surviving Company on the same basis as applies to the Partners Plan Participants; (C) (x) the Transatlantic RSUs held by non-employee members of the Transatlantic Board will fully vest as of the Closing Date, (y) amounts in respect of the Converted Transatlantic RSUs held by such individuals will be paid in cash at the time specified under the Transatlantic 2008 Non-Employee Directors Stock Plan, and (z) amounts in respect of Converted Transatlantic RSUs held by such individuals who continue service with the Alleghany Board following the Closing Date will be deemed to be notionally invested in Alleghany Common Stock (based on the closing sale price of a share of Alleghany Common Stock on the Closing Date) until the date of distribution to such individual; and (D) Transatlantic RSUs that are earned based on the achievement of performance goals and for which the applicable performance period is not completed as of the Closing Date shall be treated as follows: (x) the level of achievement of the applicable performance goal for any performance-based Transatlantic RSU with a performance period that would end on or prior to the date that is nine months after the Closing Date will be determined based on Transatlantic’s actual performance through the Business Day immediately prior to the Closing Date, and (y) the level of achievement of the applicable performance goal for any performance-based Transatlantic RSU with a performance period that would end more than nine months after the Closing Date will be deemed to be earned on the Closing Date at target level;

(iii) make such other changes to the Transatlantic Stock Plans as it deems appropriate to give effect to this Section 2.5(a) (subject to the approval of Alleghany, which shall not be unreasonably withheld, conditioned or delayed); and

(iv) ensure that, after the Effective Time, no Transatlantic Stock Options or other Transatlantic Stock-Based Awards, except as provided in Section 2.5(a)(iv) of the Transatlantic Disclosure Schedule, may be granted under any Transatlantic Stock Plan and that from and after the Effective Time no current or former employees, officers, directors or other service providers of Transatlantic and its Subsidiaries or their beneficiaries have any right to receive shares of Alleghany Common Stock or Surviving Company common units under the Transatlantic Stock Plans and the award agreements thereunder.

(b) At the Effective Time, and subject to compliance by Transatlantic with Section 2.5(a), Alleghany shall assume the obligations in respect of the outstanding Transatlantic Stock Options and Transatlantic RSUs consistent with the terms of Sections 2.5(a)(i) and (ii).

(c) As soon as practicable following the date of this Agreement, the Transatlantic Board (or the appropriate committee thereof) shall take all necessary actions, including adopting any necessary resolutions and amendments, to (i) terminate the 1990 Employee Stock Purchase Plan (the “Stock Purchase Plan”) as of no later than immediately prior to the Effective Time, (ii) ensure that no offering period under the Stock Purchase Plan shall be commenced on or after the date of this Agreement, (iii) if the Effective Time shall occur prior to the end of the offering periods in existence under the Stock Purchase Plan on the date of this Agreement, cause a new exercise date to be set under the Stock Purchase Plan, which date shall be the end of the payroll period that is at least ten (10) Business Days prior to the anticipated Effective Time, (iv) prohibit participants in the Stock Purchase Plan from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the Stock Purchase Plan in accordance with the terms and conditions of the Stock Purchase Plan), (v) provide that the amount of the accumulated contributions of each participant under the Stock Purchase Plan as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Transatlantic Common Stock in accordance with the terms and conditions of the Stock Purchase Plan (as amended pursuant to this Section 2.5(c), be refunded to such participant as promptly as practicable following the Effective Time (without interest); and (vi) ensure that no current or former employees, officers, directors or other service providers of Transatlantic and its Subsidiaries or their beneficiaries have any right to receive shares of Alleghany Common Stock or Surviving Company common units under the Stock Purchase Plan.

(d) As soon as practicable following the date of this Agreement, the Transatlantic Board (or the appropriate committee thereof) shall take all necessary actions, including adopting any necessary resolutions and amendments, to (i) ensure that no new rights to purchase shares of Transatlantic Common Stock will be issued under the 2010 Sharesave Plan (the “UK Sharesave Plan”) and (ii) engage in commercially reasonable efforts to cancel or accelerate the exercisability of outstanding rights to purchase shares of Transatlantic Common Stock in compliance with the terms of the UK Sharesave Plan and applicable Law.

2.6 Further Assurances. If, at any time before or after the Effective Time, Alleghany or Transatlantic reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Alleghany, Merger Sub, Transatlantic, the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF ALLEGHANY AND MERGER SUB

Except as (x) disclosed in the Alleghany SEC Documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) at least one (1) Business Day prior to the date of this Agreement (excluding disclosure contained in the “risk factors” section or constituting “forward-looking statements,” in each case, to the extent such disclosure is cautionary, predictive or speculative in nature) or (y) set forth in the disclosure letter delivered by Alleghany to Transatlantic on or prior to the date of this Agreement (the “Alleghany Disclosure Schedule”), Alleghany and Merger Sub, jointly and severally, represent and warrant to Transatlantic as set forth in this Article III. For purposes of the representations and warranties of Alleghany and Merger Sub contained herein, disclosure in any section of the Alleghany Disclosure Schedule of any facts or circumstances shall be deemed to be disclosure of such facts or circumstances with respect to all representations or warranties by Alleghany to which the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on the face thereof. The inclusion of any information in the Alleghany Disclosure Schedule or other document delivered by Alleghany pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

3.1 Corporate Organization.

(a) Alleghany.

(i) Alleghany (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has all organizational powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (iii) is duly qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except for such variances from the matters set forth in any of clauses (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect.

(ii) True and complete copies of the certificate of incorporation of Alleghany, as amended through, and as in effect as of, the date of this Agreement (the “Alleghany Charter”), and the bylaws of Alleghany, as amended through, and as in effect as of, the date of this Agreement (the “Alleghany Bylaws”), have previously been made available to Transatlantic.

(iii) Each Alleghany Subsidiary (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect.

(b) Merger Sub.

(i) True and complete copies of the certificate of formation and limited liability company agreement of Merger Sub, each as in effect as of the date of this Agreement, have previously been made available to Transatlantic.

(ii) Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Except as contemplated by this Agreement, Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other transactions contemplated by this Agreement. The sole issued and outstanding limited liability company interest of Merger Sub is duly issued, fully paid and nonassessable and is owned directly or indirectly by Alleghany, free and clear of any liens, pledges, charges and security interests and similar encumbrances (“Liens”).

3.2 Capitalization.

(a) Authorized and Issued Shares.

(i) As of the date of this Agreement, the authorized capital stock of Alleghany consists of 22,000,000 shares of common stock, par value $1.00 per share (the “Alleghany Common Stock”) and 8,000,000 shares of preferred stock of Alleghany, par value $1.00 (the “Alleghany Preferred Stock”). As of the close of business on November 18, 2011 (the “Measurement Date”), (A) 9,117,787 shares of Alleghany Common Stock and no shares of Alleghany Preferred Stock were issued and outstanding, (B) 566,141 shares of Alleghany Common Stock were held in treasury, (C) 56,115 shares of Alleghany Common Stock were subject to outstanding Alleghany RSUs, (D) 48,105 shares of Alleghany Common Stock were subject to outstanding Alleghany Stock Options (of which Alleghany Stock Options to purchase an aggregate of 38,644 shares of Alleghany Common Stock were exercisable) and (E) 23,433 Alleghany Restricted Shares were outstanding. Section 3.2 of the Alleghany Disclosure Schedule contains a complete and correct list, as of the Measurement Date, of each outstanding Alleghany Stock Option, each outstanding Alleghany RSU and each outstanding Alleghany Restricted Share, including, as applicable, the holder, date of grant, exercise price (to the extent applicable), vesting schedule and number of shares of Alleghany Common Stock subject thereto and each Alleghany Stock Plan.

(ii) As of the date of this Agreement, except for this Agreement, Alleghany Stock Options, Alleghany RSUs, and Alleghany Restricted Shares, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Alleghany or any Alleghany Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Equivalents of Alleghany or any Alleghany Subsidiary. Except for Forfeitures and Cashless Settlements in connection with the Alleghany Stock Options and Alleghany Stock-Based Awards, there are not any outstanding obligations of Alleghany or any of the Alleghany Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any shares of capital stock or voting securities of, other equity interests in or Equity Equivalents of Alleghany or any Alleghany Subsidiary. Neither Alleghany nor any of the Alleghany Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Alleghany. All outstanding shares of capital stock of Alleghany have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement or warrant will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid. The consummation of the Merger and the other transactions contemplated hereby or taken in contemplation of this Agreement will not, as of the Effective Time, trigger any preemptive rights of any Person with respect to the capital stock of Alleghany, whether by law or otherwise. As of the date on which the shares of Alleghany Common Stock to be issued in the Stock Issuance will be issued, such shares will have been validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Alleghany Charter or the Alleghany Bylaws. With respect to the Alleghany Stock Options, (A) each grant of an Alleghany Stock Option was duly authorized no later than the date on which the grant of such Alleghany Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of Alleghany (the “Alleghany Board”), or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of Alleghany by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, (B) each such grant was made in accordance with the terms of the applicable Alleghany Stock Plan, the Exchange Act and all other applicable Law, including the rules of the NYSE, and each such grant intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (C) the per share exercise price of each Alleghany Stock Option was not less than the fair market value of a share of Alleghany Common Stock on the applicable Grant Date, (D) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of Alleghany and disclosed in Alleghany’s filings with the SEC in accordance with the Exchange Act and all other applicable Laws, and (E) no amendments, modifications or other changes have been made to any such grants after the Grant Date.

(b) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Alleghany having the right to vote on any matters on which stockholders may vote are issued or outstanding.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X promulgated by the SEC) of Alleghany and of each Alleghany P/C Subsidiary are owned by Alleghany, directly or indirectly, free and clear of any material Liens other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for passive equity investments in publicly traded companies and the capital stock or other equity ownership interests of the Alleghany Subsidiaries, as of the date of this Agreement, Alleghany does not beneficially own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. As used in this Agreement, (i) “Subsidiary,” when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, (A) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (B) a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (ii) the term “Subsidiaries” means more than one such Subsidiary, and (iii) the terms “Alleghany Subsidiary” and “Transatlantic Subsidiary” will mean any direct or indirect Subsidiary of Alleghany or Transatlantic, respectively.

3.3 Corporate Authorization.

(a) Alleghany has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions to which it is a party contemplated hereby subject to obtaining the Alleghany Requisite Stockholder Vote. The execution, delivery and performance by Alleghany of this Agreement and the consummation by Alleghany of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by the Alleghany Board. The Alleghany Board has, by resolutions duly adopted, determined that this Agreement and the transactions contemplated hereby are in the best interests of Alleghany and its stockholders, has approved and adopted this Agreement and the plan of merger herein providing for the Merger, upon the terms and subject to the conditions set forth herein, approved the execution, delivery and performance by Alleghany of this Agreement and the consummation of the transactions to which it is a party contemplated hereby, upon the terms and subject to the conditions set forth herein and has resolved, subject to Section 5.5, to recommend approval of each of the matters constituting the Alleghany Requisite Stockholder Vote by the stockholders of Alleghany (such recommendation, the “Alleghany Board Recommendation”) and that such matters and recommendation be submitted for consideration at a duly held meeting of the stockholders of Alleghany for a vote for such purposes (the “Alleghany Stockholders Meeting”). Except for the approval of the Stock Issuance by the affirmative vote of the holders of a majority of the shares of Alleghany Common Stock represented in person or by proxy at the Alleghany Stockholders Meeting, as required by Section 312.03 of the NYSE Listed Company Manual (the “Alleghany Requisite Stockholder Vote”), no other corporate proceedings on the part of Alleghany or any other vote by the holders of any class or series of capital stock of Alleghany are necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for the filing of the Certificate of Merger as required by applicable Law).

(b) This Agreement has been duly executed and delivered by Alleghany and, assuming due power and authority of, and due execution and delivery by, the other parties hereto, constitutes a valid and binding obligation of Alleghany, enforceable against Alleghany in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (together, the “Bankruptcy and Equity Exception”).

(c) Merger Sub has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions to which it is a party contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by the sole member of Merger Sub. The sole member of Merger Sub has determined that this Agreement and the transactions contemplated hereby are in the best interests of Merger Sub and its sole member and has approved this Agreement. No other limited liability company proceeding on the part of Merger Sub is necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for the filing of the Certificate of Merger, as required by applicable Law). This Agreement has been duly executed and delivered by Merger Sub and, assuming due power and authority of, and due execution and delivery by, the other parties hereto, constitutes a valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.4 Governmental Authorization. The execution, delivery and performance by each of Alleghany and Merger Sub of this Agreement and the consummation by each of Alleghany and Merger Sub of the transactions to which it is a party contemplated hereby require at or prior to the Closing no consent or approval by, or filing with, or notification to any Governmental Entity, other than (a) the filing of the Certificate of Merger with the

Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other jurisdictions in which Alleghany is qualified to do business, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other Antitrust Law, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. federal or state securities Laws or “blue sky” Laws, and any foreign securities Laws, (d) compliance with any applicable requirements of the New York Stock Exchange (“NYSE”), (e) approvals or filings under all applicable Insurance Laws as set forth in Section 3.4 of the Alleghany Disclosure Schedule (the “Alleghany Insurance Approvals”), (g) the Transatlantic Insurance Approvals (assuming the accuracy and completeness of Section 4.4(e)), (h) those consents, approvals or filings as may be required as a result of the business or identity of Transatlantic or any of its Affiliates (assuming the accuracy and completeness of Section 4.4(e)) and (i) any other consents, approvals or filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.5 Non-Contravention. The execution, delivery and performance by each of Alleghany and Merger Sub of this Agreement do not, and the consummation of the transactions to which it is a party contemplated hereby will not, (a) violate or conflict with or result in any breach of any provision of the Organizational Documents of Alleghany or any of its Subsidiaries; (b) assuming receipt of the Alleghany Requisite Stockholder Vote and compliance with the matters referred to in Section 3.4 and Section 4.4 (and assuming the accuracy and completeness of Section 4.4(e)), violate or conflict with any provision of any applicable Law; (c) violate or conflict with or result in any breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Alleghany or any of its Subsidiaries is entitled, or require consent by any Person under, any loan or credit agreement, note, mortgage, indenture, lease, Alleghany Benefit Plan, or Alleghany Material Contract; or (d) subject to the receipt of the Alleghany Insurance Approvals (and assuming the accuracy and completeness of Section 4.4(e)), result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Alleghany or any of its Subsidiaries, except in the case of clause (b), (c) or (d), as would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.6 Alleghany SEC Filings, Etc.

(a) Alleghany has timely filed all reports, schedules, forms, registration statements and other documents required to be filed by Alleghany with the SEC since January 1, 2008 (together with any documents furnished during such period by Alleghany to the SEC on a voluntary basis on Current Reports on Form 8-K and any reports, schedules, forms, registration statements and other documents filed with the SEC subsequent to the date hereof, collectively, the “Alleghany SEC Documents”). Each of the Alleghany SEC Documents, as amended prior to the date of this Agreement, complied (and each Alleghany SEC Document filed subsequent to the date hereof will comply) in all material respects with, to the extent in effect at the time of filing or furnishing, the requirements of the Securities Act and the Exchange Act applicable to such Alleghany SEC Documents, and none of the Alleghany SEC Documents when filed or furnished or, if amended prior to the date of this Agreement, as of the date of such amendment, contained, or with respect to the Alleghany SEC Documents filed subsequent to the date hereof, will contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Alleghany, there are no material unresolved comments received from the SEC staff with respect to the Alleghany SEC Documents on or prior to the date hereof. To the knowledge of Alleghany, none of the Alleghany SEC Documents filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

(b) Alleghany maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Alleghany (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by Alleghany in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by Alleghany in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of Alleghany, as appropriate, to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent (prior to the date of this Agreement) evaluation by the chief executive officer and chief financial officer of Alleghany of Alleghany’s internal control over financial reporting, to its auditors and the audit committee of the Alleghany Board (A) all significant deficiencies and material weaknesses in the design or operation of Alleghany’s internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Alleghany’s internal control over financial reporting. Alleghany has made available to Transatlantic true and complete copies of any such disclosure contemplated by clauses (A) and (B) made by management to Alleghany’s independent auditors and the audit committee of the Alleghany Board since January 1, 2008.

(c) Neither Alleghany nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Alleghany and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Alleghany or any of its Subsidiaries in the Alleghany SEC Documents.

(d) Alleghany is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act of 2002, as amended (“SOX”) and (ii) the rules and regulations of the NYSE, in each case, that are applicable to Alleghany.

(e) Neither Alleghany nor any Alleghany Subsidiary, nor, to the knowledge of Alleghany, any director, officer, agent, employee or Affiliate of Alleghany or any Alleghany Subsidiary is aware of any action, or any allegation made by any Governmental Entity of any action, or has taken any action, directly or indirectly, (i) that would constitute a violation by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, or (ii) that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with Alleghany or any Alleghany Subsidiary, in order to unlawfully induce such person to act against the interest of his or her employer or principal. There is no current, pending, or, to the knowledge of Alleghany, threatened charges, proceedings, investigations, audits, or complaints against Alleghany or any Alleghany Subsidiary or, to the knowledge of Alleghany, any director, officer, agent, employee or Affiliate of Alleghany with respect to the FCPA or any other anti-corruption Law or regulation.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect on Alleghany or any Alleghany Subsidiary, neither Alleghany nor any Alleghany Subsidiary, nor, to the knowledge of Alleghany, any director, officer, agent, employee or Affiliate of Alleghany or any Alleghany Subsidiary: (i) is, or is owned or controlled by, a person or entity subject to the sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or included on the List of Specially Designated Nationals and Blocked Persons, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any similar Law (such entities, persons or organizations collectively, the “Restricted Parties”); or (ii) to the knowledge of Alleghany, has engaged in any unauthorized transaction directly or indirectly with any Restricted Parties or has otherwise been in breach of any such sanctions, restrictions or any similar foreign or state Law.

3.7 Alleghany Financial Statements. The consolidated financial statements (including all related notes thereto) of Alleghany included in the Alleghany SEC Documents (if amended, as of the date of the last such amendment filed prior to the date of this Agreement) fairly present in all material respects the consolidated financial position of Alleghany and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, the changes in stockholder’s equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements) and were prepared, in all material respects, in accordance with, and complied, in all material respects, with GAAP during the periods involved (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto).

3.8 Form S-4. The information supplied or to be supplied by Alleghany or Merger Sub specifically for inclusion in the registration statement on Form S-4 to be filed by Alleghany in connection with the Stock Issuance (the “Form S-4”) shall not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Alleghany or Merger Sub with respect to statements made therein based on information supplied by or on behalf of Transatlantic specifically for inclusion in the Form S-4. The Joint Proxy Statement/Prospectus will not, at the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Alleghany and at the time of the Alleghany Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Alleghany or Merger Sub with respect to statements made therein based on information supplied by or on behalf of Transatlantic specifically for inclusion in the Joint Proxy Statement/Prospectus.

3.9 Absence of Certain Changes or Events.

(a) Since December 31, 2010, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, an Alleghany Material Adverse Effect.

(b) Except in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, from December 31, 2010 through the date of this Agreement, Alleghany and the Alleghany Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

3.10 No Undisclosed Material Liabilities. There are no material liabilities or obligations of Alleghany or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, whether or not required by GAAP to be reflected on a consolidated balance sheet of Alleghany and its Subsidiaries other than: (a) liabilities or obligations reflected or reserved against in Alleghany’s consolidated balance sheet as of September 30, 2011 included in the Alleghany SEC Documents or in the notes thereto and (b) liabilities or obligations that were incurred since September 30, 2011 in the ordinary course of business consistent with past practice.

3.11 Compliance with Laws.

(a) Since January 1, 2008, (i) the business and operations of Alleghany and its Subsidiaries have been conducted in compliance with all applicable Laws (including Insurance Laws) and (ii) Alleghany has complied with the applicable listing and corporate governance rules and regulations of the NYSE except, in each case, where the failure to so conduct such business and operations or comply with such rules and regulations would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect, or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b) All of the Alleghany Permits of each Alleghany P/C Subsidiary conducting insurance operations are in full force and effect in accordance with their terms and there is no proceeding or investigation to which Alleghany or any Alleghany Subsidiary is subject before a Governmental Entity that, to the knowledge of Alleghany, is pending or threatened in writing that would reasonably be expected to result in the revocation, failure to renew or suspension of, or placement of a restriction on, any such Alleghany Permits, except where the failure to be in full force and effect in accordance with their terms, revocation, failure to renew, suspension or restriction would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect, or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(c) To the knowledge of Alleghany, there is no proceeding to which Alleghany or any Alleghany Subsidiary is subject before any Governmental Entity pending or threatened in writing regarding whether any of the Alleghany Subsidiaries has violated any applicable Laws (including Insurance Laws), nor, any investigation by any Governmental Entity pending or threatened in writing with respect to possible violations of any applicable Laws, which, if determined or resolved adversely against Alleghany or any Alleghany Subsidiary, would, individually or in the aggregate, reasonably be expected to be material to Alleghany and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. Since January 1, 2008, each Alleghany P/C Subsidiary has timely filed all material reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, required to be filed by it with any applicable Insurance Regulator or such failure to file has been remedied.

3.12 Litigation. There is no action, suit, investigation, claim, complaint, demand, summons, cease and desist letter, subpoena, Injunction, notice of violation or other proceeding pending against or threatened in writing against Alleghany, Merger Sub or any of their respective Subsidiaries or pending against or threatened in writing against any present or former officer, director or employee of Alleghany or any Alleghany Subsidiary in connection with which Alleghany or any Alleghany Subsidiary has an indemnification obligation, before any Governmental Entity (other than insurance and reinsurance claims litigation or arbitration arising in the ordinary course of business), which, if determined or resolved adversely in accordance with the plaintiff’s or claimant’s demands, would, individually or in the aggregate, reasonably be expected to be material to Alleghany and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. There is no Order outstanding against Alleghany or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to be material to Alleghany and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

3.13 Title to Properties; Absence of Liens. Section 3.13 of the Alleghany Disclosure Schedule sets forth a true and complete description (including address, and for each lease, sublease and license, all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto) of all real property leased, subleased or licensed by Alleghany or any of its Subsidiaries (collectively, the “Alleghany Leased Real Properties”; and the leases, subleases and licenses with respect thereto, collectively, the “Alleghany Real Property Leases”). Alleghany has delivered or otherwise made available to Transatlantic true, correct and complete copies of the Alleghany Real Property Leases, together with all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto. Each of the

Alleghany Real Property Leases is in full force and effect. Alleghany or one of its Subsidiaries has a valid, binding and enforceable leasehold or subleasehold interest (or license, as applicable) in each Alleghany Leased Real Property, in each case as to such leasehold or subleasehold interest (or license, as applicable), free and clear of all Liens (other than Permitted Liens). Neither Alleghany nor any of its Subsidiaries owns any real property or any interests in real property.

3.14 Opinion of Financial Advisor. The Alleghany Board has received an opinion from (i) Morgan Stanley & Co. LLC (“Morgan Stanley”), dated as of the date of this Agreement and addressed to the Alleghany Board, to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to Alleghany (the “Morgan Stanley Fairness Opinion”); and (ii) UBS Securities, LLC (“UBS”) dated as of the date of this Agreement and addressed to the Alleghany Board, to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to Alleghany (the “UBS Fairness Opinion”). Alleghany has been authorized by Morgan Stanley to permit the inclusion of the Morgan Stanley Fairness Opinion in its entirety and references thereto in the Joint Proxy Statement/Prospectus, subject to prior review and consent by Morgan Stanley and has been authorized by UBS to permit the inclusion of the UBS Fairness Opinion in its entirety and reference thereto in the Joint Proxy Statement/Prospectus, subject to prior review and consent by UBS.

3.15 Taxes.

(a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, Alleghany or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(b) Alleghany and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established in accordance with the applicable accounting standard an adequate accrual for all material Taxes on the most recent financial statements contained in the Alleghany SEC Documents and on the Alleghany Statutory Statements.

(c) To the knowledge of Alleghany, there is no claim, audit, action, suit, request for written ruling, proceeding or investigation pending or threatened in writing against or with respect to Alleghany or any of its Subsidiaries in respect of any Tax or Tax Return which (except in the case of a request for a written ruling) if determined adversely would, individually or in the aggregate, be expected to result in a material Tax deficiency.

(d) Alleghany and each of its Subsidiaries has withheld all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party; such withheld amounts were either duly paid to the appropriate Taxing Authority or set aside in accounts for such purpose. Alleghany and each of its Subsidiaries has reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or any other third party, as required under applicable Law.

(e) Neither Alleghany nor any of its Subsidiaries is liable for any Taxes of any Person (other than Alleghany and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) a party to a tax sharing, tax indemnity or tax allocation agreement or any other agreement to indemnify such Person.

(f) Neither Alleghany nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date, as a result of (1) any change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Law), (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (3) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (4) installment sale or open transaction made on or prior to the Closing Date, or (5) prepaid amount received on or prior to the Closing Date.

(g) Neither Alleghany nor any of its Subsidiaries has participated or engaged in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or foreign Tax Law). Neither Alleghany nor any of its Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or Treasury Regulations Section 1.6011-4(b) or is a material advisor as defined in Section 6111(b) of the Code.

(h) Neither Alleghany nor any of its Subsidiaries has been informed by any Taxing Authority in any jurisdiction in which it does not file a Tax Return that it may be required to file a Tax Return in such jurisdiction.

(i) Neither Alleghany nor any of its Subsidiaries has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed or described, in whole or in part, by Section 355 or Section 368(a)(1)(D) of the Code.

(j) Neither Alleghany nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Alleghany Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), multiemployer plan within the meaning of ERISA Section 3(37), and all material stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of Alleghany or its Subsidiaries has any present or future right to benefits or Alleghany or its Subsidiaries has had or has any present or future liability (each, an “Alleghany Benefit Plan”). With respect to each such Alleghany Benefit Plan, Alleghany has made available to Transatlantic a true and complete copy of such Alleghany Benefit Plan, if written, or a description of the material terms of such Alleghany Benefit Plan if not written, and to the extent applicable, (i) all trust agreements, Insurance Contracts or other funding arrangements; (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes; (iii) the most recent Form 5500 with all attachments required to have been filed with the Internal Revenue Service (the “IRS”) or the Department of Labor or any similar reports filed with any comparable Governmental Entity in any non-U.S. jurisdiction having jurisdiction over any Alleghany Benefit Plan and all schedules thereto; (iv) the most recent IRS determination or opinion letter; and (v) all current summary plan descriptions.

(b) (i) Each Alleghany Benefit Plan has been maintained in all material respects in accordance with its terms and the requirements of applicable Law, (ii) each of Alleghany and its Subsidiaries has performed all material obligations required to be performed by it under any Alleghany Benefit Plan and, to the knowledge of Alleghany, is not in any material respect in default under or in violation of any Alleghany Benefit Plan and (iii) no action (other than claims for benefits in the ordinary course) is, to the knowledge of Alleghany, pending or threatened in writing with respect to any Alleghany Benefit Plan by any current or former employee, officer or director of Alleghany or any of its Subsidiaries that would reasonably be expected to have an Alleghany Material Adverse Effect.

(c) Each Alleghany Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the knowledge of Alleghany, no fact or event has occurred since the date of such letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Alleghany Benefit Plan or the exempt status of any such trust.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by Alleghany or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Alleghany under Section 4001 of ERISA or Section 414 of the Code (an “Alleghany ERISA Affiliate”). Alleghany and its Subsidiaries have no liability (contingent or direct) with respect to any multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an Alleghany ERISA Affiliate) and no such liability is reasonably expected to be incurred by Alleghany or its Subsidiaries. No notices have been required to be sent to participants and beneficiaries or to the Pension Benefit Guaranty Corporation (the “PBGC”) under Section 302 of ERISA or Section 412 or Section 430 of the Code.

(e) All material contributions required to be made under each Alleghany Benefit Plan, as of the date hereof, have been timely made. Neither any Alleghany Benefit Plan nor any single-employer plan of an Alleghany ERISA Affiliate has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA. It is not reasonably anticipated that any Alleghany Benefit Plan is, or is expected to be, in “at-risk” status (as defined in Section 430 of the Code or Section 303 of ERISA). Alleghany has no liability pursuant to Section 4069 of ERISA.

(f) Neither Alleghany nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of Alleghany or its Subsidiaries, except as required by applicable Law. Alleghany has reserved the right to amend, terminate or modify at any time all Alleghany Benefit Plans providing for retiree health or life insurance coverage or other retiree death benefits, and there have been no communications to employees or former employees which could reasonably be interpreted to promise or guarantee such employees or former employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(g) Any arrangement of Alleghany or any of its Subsidiaries that is subject to Section 409A of the Code was administered in reasonable, good faith compliance with the requirements of Section 409A through December 31, 2008, and all arrangements of Alleghany or any of its Subsidiaries that are subject to Section 409A, provide for payment after December 31, 2008 and were in existence on such date have been amended to comply with the requirements of the final regulations under Section 409A, in each case except as would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect. Neither Alleghany nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(h) Except as set forth in Section 3.16(h) of the Alleghany Disclosure Schedule, the consummation of the transactions contemplated hereby to which each of Alleghany and Merger Sub is a party, will not, either alone or in combination with another event, (i) entitle any current or former director, officer or employee of Alleghany or of any of its Subsidiaries to severance pay, unemployment compensation or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee; (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any Alleghany Benefit Plan or impose any restrictions or limitations on Alleghany’s rights to administer, amend or terminate any Alleghany Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.17 Employees, Labor Matters.

(a) Neither Alleghany nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no labor unions or other organizations representing, purporting to represent or, to the knowledge of Alleghany, attempting to represent any employees of Alleghany or any of its Subsidiaries in their capacity as such.

(b) Since January 1, 2008, there has not occurred or been threatened in writing any material strike, slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing campaign with respect to any employees of Alleghany or any of its Subsidiaries. There are no labor disputes subject to any formal grievance procedure, arbitration or litigation and there is no representation petition, to the knowledge of Alleghany, pending or threatened in writing with respect to any employee of Alleghany or any of its Subsidiaries.

(c) Alleghany and its Subsidiaries have been in compliance with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes, except where noncompliance would not reasonably be expected to result in an Alleghany Material Adverse Effect.

3.18 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect, (a) neither Alleghany nor any of its Subsidiaries has received any written notice, demand, request for information, citation, summons or Order, and no complaint has been filed, no penalty has been assessed, no liability has been incurred, and no investigation, action, written claim, suit or proceeding is pending or is threatened in writing by any Governmental Entity or other Person with respect to or arising out of any applicable Environmental Law and (b) no “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601, et seq.) has occurred at, on, above, under or from any properties currently or formerly owned, leased, operated or used by Alleghany, any Alleghany Subsidiary or any predecessors in interest that are reasonably likely to result in any cost, liability or obligation of Alleghany or any Alleghany Subsidiary under any applicable Environmental Law.

3.19 Intellectual Property.

(a) Each of Alleghany and its Subsidiaries owns or otherwise has a valid and enforceable license or right to use material Intellectual Property used in the respective businesses of Alleghany and each of its Subsidiaries as currently conducted; and all patents and all registrations for trademarks, service marks and copyrights owned by Alleghany or its Subsidiaries are valid and subsisting, except to the extent Alleghany or its Subsidiaries have determined to abandon such patents or registrations for trademarks, service marks and copyrights in the exercise of their reasonable business judgment.

(b) To the knowledge of Alleghany, there are no claims pending or threatened in writing by any Person alleging that Alleghany or its Subsidiaries or their respective businesses as conducted on the date of this Agreement infringes the Intellectual Property of any Person, which, if determined or resolved adversely against Alleghany or any Alleghany Subsidiary, would, individually or in the aggregate, reasonably be expected to be material to Alleghany and its Subsidiaries, taken as a whole. To the knowledge of Alleghany, no Person is infringing the Intellectual Property owned by Alleghany or any of its Subsidiaries, which infringement would, individually or in the aggregate, reasonably be expected to be material to Alleghany and its Subsidiaries, taken as a whole.

(c) Alleghany and its Subsidiaries have established and are in compliance with commercially reasonable security programs that are sufficient to protect (i) the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate; and (ii) the security, confidentiality and integrity of all confidential or proprietary data, except, in each case, which would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect. Neither Alleghany nor any of its Subsidiaries has suffered a material security breach with respect to their data or systems, and neither Alleghany nor any of its Subsidiaries has notified customers or employees of any information security breach. Alleghany and its Subsidiaries take reasonable steps to protect their material trade secrets and, to the knowledge of Alleghany, none of such trade secrets have been disclosed to any Person except pursuant to written and enforceable confidentiality obligations.

3.20 Alleghany Material Contracts.

(a) Alleghany has made available to Transatlantic a true and complete copy of each Contract to which Alleghany or any of its Subsidiaries is a party as of the date of this Agreement or by which Alleghany, any of its Subsidiaries or any of its respective properties or assets is bound as of the date of this Agreement, which: (i) is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC (each, an “Alleghany Material Contract”); (ii) contains covenants of Alleghany or any of its Subsidiaries not to compete or engage in any line of business or compete with any Person in any geographic area; (iii) pursuant to which Alleghany or any of its Subsidiaries has entered into a partnership or joint venture with any other Person (other than Alleghany or any of its Subsidiaries); (iv) relates to or evidences indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by Alleghany or any of its Subsidiaries in excess of ten million dollars ($10,000,000); or (v) evidences any guarantee of obligations of any Person other than a wholly owned Subsidiary of Alleghany in excess of ten million dollars ($10,000,000).

(b) Each Alleghany Material Contract is (assuming due power and authority of, and due execution and delivery by the parties thereto other than Alleghany or any of its Subsidiaries) a valid and binding obligation of Alleghany or its Subsidiaries party thereto, subject to the Bankruptcy and Equity Exception, except (i) to the extent it has previously expired or terminated in accordance with their terms and (ii) for any failures to be valid and binding which would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect. Neither Alleghany nor any of its Subsidiaries nor, to the knowledge of Alleghany, any other party to any Alleghany Material Contract is in breach of or in default under any Alleghany Material Contract, and, to the knowledge of Alleghany, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by any party thereto, and neither Alleghany nor any of its Subsidiaries has received any claim of any such breach or default, except for such breaches and defaults which would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect.

3.21 Brokers’ and Finders’ Fees. Except for UBS and Morgan Stanley, the fees and expenses of which will be paid by Alleghany, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Alleghany, Merger Sub or any of their respective Subsidiaries who is entitled to any fee or commission from Alleghany, Merger Sub or any of their respective Subsidiaries in connection with the transactions to which Alleghany is a party contemplated hereby.

3.22 Takeover Laws. No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover statute or regulation is applicable to this Agreement, the Merger or the other transactions contemplated hereby by reason of Alleghany or Merger Sub being a party to this Agreement, performing its obligations hereunder and consummating the Merger and the other transactions contemplated hereby.

3.23 Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between (i) Alleghany or any of its Subsidiaries, on the one hand, and (ii) any directors, officers or stockholders of Alleghany, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

3.24 Insurance Subsidiaries. Each Alleghany Subsidiary that conducts the business of insurance or reinsurance (each, an “Alleghany P/C Subsidiary”) is (i) duly licensed or authorized as an insurance or reinsurance company, as applicable, in its jurisdiction of incorporation; (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance or reinsurance in each other jurisdiction where it is required to be so licensed, authorized or eligible in order to conduct its business as currently conducted; and (iii) duly licensed, authorized or eligible in its jurisdiction of incorporation and each other applicable jurisdiction where it writes each line of insurance or reinsurance reported as being written in the Alleghany Statutory Statements. Each jurisdiction in which any Alleghany P/C Subsidiary is domiciled or commercially domiciled or otherwise licensed, authorized or eligible with respect to the conduct of the business of insurance or reinsurance is set forth in Section 3.24 of the Alleghany Disclosure Schedule.

3.25 Statutory Statements; Examinations.

(a) Since January 1, 2008, each of the Alleghany P/C Subsidiaries has timely filed or submitted all material annual and, to the extent applicable Law requires, quarterly and other periodic statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate Insurance Regulators of each jurisdiction in which it is licensed, authorized or eligible on forms prescribed or permitted by such authority (as filed through the date hereof and thereafter, collectively, the “Alleghany Statutory Statements”), except, in each case, as has been cured or resolved to the satisfaction of such insurance regulatory authority without imposition of any material penalty.

(b) Alleghany has delivered or made available to Transatlantic, to the extent permitted by applicable Law, true and complete copies of all annual Alleghany Statutory Statements filed with Insurance Regulators for each of the Alleghany P/C Subsidiaries for the periods beginning January 1, 2008, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable Insurance Regulator. Financial statements included in the Alleghany Statutory Statements were prepared in conformity with applicable SAP, consistently applied for the periods covered thereby, were prepared in accordance with the books and records of the applicable Alleghany P/C Subsidiary, and present fairly in all material respects the statutory financial position of the relevant Alleghany P/C Subsidiary as of the respective dates thereof and the results of operations, cash flows, and changes in capital and surplus (or stockholders’ equity, as applicable) of such Alleghany P/C Subsidiary for the respective periods then ended. The Alleghany Statutory Statements complied in all material respects with all applicable Laws when filed or submitted and no material violation or deficiency has been asserted in writing (or, to the knowledge of Alleghany, orally) by any Insurance Regulator with respect to any of the Alleghany Statutory Statements that have not been cured or otherwise resolved to the satisfaction of such Insurance Regulator. The statutory balance sheets and income statements included in the annual Alleghany Statutory Statements have been audited by Alleghany’s independent auditors, and Alleghany has delivered or made available to Transatlantic true and complete copies of all audit opinions related thereto for the periods beginning January 1, 2008 through the date hereof, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of such Alleghany P/C Subsidiary. Except as is indicated therein, all assets that are reflected on the Alleghany Statutory Statements comply in all material respects with all applicable Insurance Laws regulating the investments of Alleghany P/C Subsidiaries and all applicable Insurance Laws with respect to admitted assets. The financial statements included in the Alleghany Statutory Statements accurately reflect in all material respects the extent to which, pursuant to applicable Laws and applicable SAP, the applicable Alleghany P/C Subsidiary is entitled to take credit for reinsurance (or any local equivalent concept) on such Alleghany Statutory Statements.

(c) Alleghany has delivered or made available to Transatlantic, to the extent permitted by applicable Law, true and complete copies of all examination reports (and has notified Transatlantic of any pending examinations) of any insurance regulatory authorities received by it on or after January 1, 2008 through the date hereof relating to the Alleghany P/C Subsidiaries. Except as set forth in Section 3.25(c) of the Alleghany Disclosure Schedule, all material deficiencies or violations noted in the examination reports have been resolved to the reasonable satisfaction of the insurance regulatory authority that noted such deficiencies or violations.

(d) Section 3.25(d) of the Alleghany Disclosure Schedule sets forth a true and complete list of permitted practices under SAP that are used in any of the Alleghany Statutory Statements of any Alleghany P/C Subsidiary.

3.26 Agreements with Regulators. Except as required by Insurance Laws and the insurance and reinsurance licenses maintained by the Alleghany P/C Subsidiaries or as set forth in Section 3.26 of the Alleghany Disclosure Schedule, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on it or any of its subsidiaries or to which Alleghany or any Alleghany Subsidiary is a party, on the one hand, and any Insurance Regulator, on the other hand, or any Orders or directives by, or supervisory letters or cease-and-desist orders from, any Insurance Regulator, neither has Alleghany nor any Alleghany P/C Subsidiary adopted any board resolution at the request of any Insurance Regulator, in each case, which (a) limit the ability of Alleghany or any Alleghany P/C Subsidiary to issue or enter into Insurance Contracts, Alleghany Reinsurance Contracts or other material reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements; (b) require any divestiture of any investment of any Alleghany P/C Subsidiary; (c) in any manner relate to the ability of any Alleghany P/C Subsidiary to pay dividends; (d) require any investment of any Alleghany P/C Subsidiary to be treated as non-admitted assets (or the local equivalent); or (e) otherwise restrict the conduct of business of Alleghany or any Alleghany P/C Subsidiary, nor has it been advised in writing by any Insurance Regulator that it is contemplating any such undertakings.

3.27 Rating Agency. Since December 31, 2010, no rating agency has imposed conditions (financial or otherwise) on retaining any currently held rating assigned to any Alleghany P/C Subsidiary or, to the knowledge of Alleghany, stated to Alleghany that it is considering lowering any rating assigned to any Alleghany P/C Subsidiary or placing any Alleghany P/C Subsidiary on an “under review” status. As of the date of this Agreement, each U.S. Alleghany P/C Subsidiary has the A.M. Best Company rating set forth in Section 3.27 of the Alleghany Disclosure Schedule.

3.28 Reserves.

(a) The insurance policy reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premium of each Alleghany P/C Subsidiary contained in its Alleghany Statutory Statements (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in the financial statements and notes thereto included in such financial statements) and (ii) satisfied the requirements of all applicable Insurance Laws in all material respects.

(b) Alleghany has made available to Transatlantic true and complete copies of all material actuarial reports prepared by actuaries, independent or otherwise, from and after January 1, 2008, with respect to the Alleghany P/C Subsidiaries, and all material attachments, addenda, supplements and modifications thereto. There have been no actuarial reports of a similar nature covering any Alleghany P/C Subsidiary in respect of any period subsequent to the latest period covered in such actuarial reports. The information and data furnished by Alleghany and the Alleghany Subsidiaries to its independent actuaries in connection with the preparation of such actuarial reports were accurate in all material respects for the periods covered in such reports.

3.29 Risk-Based Capital. Alleghany has made available to Transatlantic true and complete copies of all analyses and reports submitted by Alleghany to any insurance regulatory authority during the past twenty-four (24) months relating to risk-based capital calculations (“Alleghany Risk-Based Capital Reports”). The Alleghany Risk-Based Capital Reports were true and accurate in all material respects at the time of submission.

3.30 Alleghany Insurance Business.

(a) All policies, binders, slips, certificates, and other agreements of insurance issued or distributed by any Alleghany P/C Subsidiary in any jurisdiction (“Insurance Contracts”) have been issued or distributed, to the extent required by Law, on forms filed with and approved by all applicable Insurance Regulators, or not objected to by any such Insurance Regulator within any period provided for objection, and all such forms comply with applicable Laws. All premium rates with respect to the Insurance Contracts, to the extent required by Law, have been filed with and approved by all applicable Insurance Regulators or were not objected to by any such Insurance Regulator within any period provided for objection. All such premium rates comply with applicable Laws and are within the amount permitted by such Laws. Each Alleghany P/C Subsidiary is and has been marketing, selling and issuing Insurance Contracts in compliance in all material respects with all applicable Laws, all applicable orders and directives of all Insurance Regulators and all market conduct recommendations resulting from market conduct or other examinations of insurance regulatory authorities in the respective jurisdictions in which such products have been marketed, issued or sold, have been complied with in connection with the marketing and sale of Insurance Contracts. All Insurance Contracts due and payable by or on behalf of any Alleghany P/C Subsidiary have in all material respects been paid in accordance with the terms of the Insurance Contracts under which they arose, except for such benefits for which Alleghany believes there is a reasonable basis to contest payment.

(b) There are no unpaid claims or assessments made against any Alleghany P/C Subsidiary by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guarantee fund.

(c) All underwriting, management and administration agreements entered into by any Alleghany P/C Subsidiary are, to the extent required by Law, in forms acceptable to all applicable Insurance Regulators or have been filed with and approved by all applicable Insurance Regulators or were not objected to by any such Insurance Regulator within any period provided for objection.

(d) Since December 31, 2010, (i) salaried employees of Alleghany and the Alleghany Subsidiaries and, to the knowledge of Alleghany, each other Person, who, in each of the foregoing cases, is performing the duties of insurance producer or reinsurance intermediary for Alleghany and the Alleghany P/C Subsidiaries (collectively, “Alleghany Agents”), at the time such Alleghany Agent wrote, sold or produced business for or on behalf of Alleghany or any Alleghany P/C Subsidiary that requires a license, was duly licensed and appointed as required by applicable Law, in the particular jurisdiction in which such Alleghany Agent wrote, sold or produced business, and to the knowledge of Alleghany, no Alleghany Agent is in violation of (or with or without notice or lapse of time or both, would have violated) any term or provision of any Law applicable to the writing, sale, production or solicitation of insurance or other business for or on behalf of Alleghany or any Alleghany P/C Subsidiary, except for such failures to be so licensed or such violations which have been cured, which have been resolved or settled through agreements with the applicable Insurance Regulator, or which are barred by an applicable statute of limitations, and (ii) each of the agency agreements and appointments between the Alleghany Agents and Alleghany and any Alleghany P/C Subsidiary, is valid and binding and in full force and effect in accordance with its terms, except as would not, individually or in the aggregate, reasonably be expected to have an Alleghany Material Adverse Effect. As of the date of this Agreement, no Alleghany Agent individually accounting for 1% or more of the total gross premiums of all Alleghany P/C Subsidiaries for the year ended December 31, 2010 has notified Alleghany or any Alleghany P/C Subsidiary that such Alleghany Agent will be unable in any material respect or unwilling to continue its relationship as an Alleghany Agent with Alleghany or any Alleghany P/C Subsidiary within twelve (12) months after the date hereof.

3.31 Other Alleghany Insurance Business. Neither Alleghany nor any of its Subsidiaries nor any of their respective salaried employees is performing the duties of insurance producer or reinsurance intermediary for any Person that is not an Affiliate of Alleghany.

3.32 Financing. Alleghany has, or will have on the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to fund the Cash Consideration and make all payments required to be made pursuant to the terms of this Agreement.

3.33 No Other Representations and Warranties; Disclaimer.

(a) Except for the representations and warranties made by Alleghany and Merger Sub in this Article III, neither Alleghany, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Alleghany, Merger Sub or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Alleghany and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Alleghany and Merger Sub in this Article III, neither Alleghany, Merger Sub nor any other Person makes or has made any representation or warranty to Transatlantic or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Alleghany, Merger Sub, any of their respective Subsidiaries or their respective businesses or operations, or (ii) any oral or written information presented to Transatlantic or any of its Affiliates or Representatives in the course of its due diligence investigation of Alleghany and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Alleghany and Merger Sub acknowledge and agree that neither Transatlantic nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Transatlantic in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Transatlantic furnished or made available to Alleghany, Merger Sub, or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, Alleghany and Merger Sub acknowledge and agree that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Alleghany, Merger Sub or any of their respective Affiliates or Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TRANSATLANTIC

Except as (x) disclosed in the Transatlantic SEC Documents filed with or furnished to the SEC at least one (1) Business Day prior to the date of this Agreement (excluding disclosure contained in the “risk factors” section or constituting “forward-looking statements,” in each case, to the extent such disclosure is cautionary, predictive or speculative in nature) or (y) set forth in the disclosure letter delivered by Transatlantic to Alleghany on or prior to the date of this Agreement (the “Transatlantic Disclosure Schedule”), Transatlantic represents and warrants to Alleghany as set forth in this Article IV. For purposes of the representations and warranties of Transatlantic contained herein, disclosure in any section of the Transatlantic Disclosure Schedule of any facts or circumstances shall be deemed to be disclosure of such facts or circumstances with respect to all representations or warranties by Transatlantic to which the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on the face thereof. The inclusion of any information in the Transatlantic Disclosure Schedule or other document delivered by Transatlantic pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

4.1 Corporate Organization. (a) Transatlantic (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has all organizational powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (iii) is duly qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except for such variances from the matters set forth in any of clauses (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect.

(b) True and complete copies of the certificate of incorporation of Transatlantic, as amended through, and as in effect as of, the date of this Agreement (the “Transatlantic Charter”), and the bylaws of Transatlantic, as amended through, and as in effect as of, the date of this Agreement (the “Transatlantic Bylaws”), have previously been made available to Alleghany.

(c) Each Transatlantic Subsidiary (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect.

4.2 Capitalization.

(a) Authorized and Issued Shares.

(i) As of the date of this Agreement, the authorized capital stock of Transatlantic consists of 200,000,000 shares of Transatlantic Common Stock and 10,000,000 shares of preferred stock of Transatlantic, par value $1.00 (the “Transatlantic Preferred Stock”), 1,000,000 of which have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the rights (the “Rights”) issued under the Rights Agreement, dated as of July 27, 2011, by and between Transatlantic and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”). As of the Measurement Date, (A) 57,384,495 shares of Transatlantic Common Stock and no shares of Transatlantic Preferred Stock were issued and outstanding, (B) 10,466,671 shares of Transatlantic Common Stock were held in treasury, (C) 1,735,450 shares of Transatlantic Common Stock were subject to outstanding Transatlantic RSUs, (D) 2,019,338 shares of Transatlantic Common Stock were subject to outstanding Transatlantic Stock Options (of which Transatlantic Stock Options to purchase an aggregate of 1,969,962 shares of Transatlantic Common Stock were exercisable), (E) no Transatlantic Restricted Shares were outstanding and (F) no shares of Transatlantic Common Stock were subject to Transatlantic SARs. Section 4.2 of the Transatlantic Disclosure Schedule contains a complete and correct list, as of the Measurement Date, of each outstanding Transatlantic Stock Option, each outstanding Transatlantic RSU, each outstanding Transatlantic Restricted Share and each outstanding Transatlantic SAR, including, as applicable, the holder, date of grant, exercise price (to the extent applicable), vesting schedule and number of shares of Transatlantic Common Stock subject thereto and each Transatlantic Stock Plan.

(ii) As of the date of this Agreement, except for this Agreement, the Rights Agreement, Transatlantic Stock Options and Transatlantic RSUs, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Transatlantic or any Transatlantic Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Equivalents of Transatlantic or any Transatlantic Subsidiary. Except for Forfeitures and Cashless Settlements in connection with the Transatlantic Stock Options and Transatlantic RSUs, there are not any outstanding obligations of Transatlantic or any of the Transatlantic Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any shares of capital stock or voting securities of, other equity interests in or Equity Equivalents of Transatlantic or any Transatlantic Subsidiary. Neither Transatlantic nor any of the Transatlantic Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Transatlantic. All outstanding shares of capital stock of Transatlantic have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement or warrant will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid. The consummation of the Merger and the other transactions contemplated hereby or taken in contemplation of this Agreement will not, as of the Effective Time, trigger any preemptive rights of any Person with respect to the capital stock of Transatlantic, whether by law or otherwise. With respect to the Transatlantic Stock Options, (A) each grant of a Transatlantic Stock Option was duly authorized no later than the Grant Date by all necessary corporate action, including, as applicable, approval by the Transatlantic Board, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of Transatlantic by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the Grant Date, (B) each such grant was made in accordance with the terms of the applicable Transatlantic Stock Plan, the Exchange Act and all other applicable Law, including the rules of the NYSE, and each such grant intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (C) the per share exercise price of each Transatlantic Stock Option was not less than the fair market value of a share of Transatlantic Common Stock on the applicable Grant Date, (D) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of Transatlantic and disclosed in Transatlantic’s filings with the SEC in accordance with the Exchange Act and all other applicable Laws, and (E) no amendments, modifications or other changes have been made to any such grants after the Grant Date.

(b) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Transatlantic having the right to vote on any matters on which stockholders may vote are issued or outstanding.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X promulgated by the SEC) of Transatlantic and of each Transatlantic P/C Subsidiary are owned by Transatlantic, directly or indirectly, free and clear of any material Liens other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for passive equity investments in publicly traded companies and the capital stock or other equity ownership interests of the Transatlantic Subsidiaries, as of the date of this Agreement, Transatlantic does not beneficially own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

(d) All Transatlantic Stock-Based Awards may, by their terms, be treated in accordance with Section 2.5. No holder of any Transatlantic Stock-Based Award is entitled to any treatment of such Transatlantic Stock-Based Award other than as provided in Section 2.5, and after the Effective Time no holder of a Transatlantic Stock-Based Award (or former holder of a Transatlantic Stock-Based Award) or any current or former participant in the Transatlantic Stock Plans or any other Transatlantic Benefit Plan shall have the right thereunder to acquire any capital stock of Transatlantic or any other equity interest therein (including phantom stock or stock appreciation rights). All outstanding Transatlantic Stock-Based Awards are evidenced by individual written award agreements substantially identical to the applicable forms that have previously been made available to Alleghany.

4.3 Corporate Authorization.

(a) Transatlantic has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions to which it is a party contemplated hereby subject to obtaining the Transatlantic Requisite Stockholder Vote. The execution, delivery and performance by Transatlantic of this Agreement and the consummation by Transatlantic of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by the Transatlantic Board. The Transatlantic Board has, by resolutions duly adopted, unanimously determined that this Agreement and the transactions contemplated hereby are in the best interests of Transatlantic and its stockholders, has approved and adopted this Agreement and the plan of merger herein providing for the Merger, upon the terms and subject to the conditions set forth herein, approved the execution, delivery and performance by Transatlantic of this Agreement and the consummation of the transactions to which it is a party contemplated hereby, upon the terms and subject to the conditions set forth herein and has resolved, subject to Section 5.5, to recommend approval of each of the matters constituting the Transatlantic Requisite Stockholder Vote by the stockholders of Transatlantic (such recommendation, the “Transatlantic Board Recommendation”) and that such matters and recommendation be submitted for consideration at a duly held meeting of the stockholders of Transatlantic for a vote for such purposes (the “Transatlantic Stockholders Meeting”). Except solely in the case of the Merger, for the adoption of this Agreement by the affirmative vote of the holders of a majority of the shares of Transatlantic Common Stock (the “Transatlantic Requisite Stockholder Vote”), no other corporate proceedings on the part of Transatlantic or any other vote by the holders of any class or series of capital stock of Transatlantic are necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for the filing of the Certificate of Merger as required by applicable Law).

(b) This Agreement has been duly executed and delivered by Transatlantic and, assuming due power and authority of, and due execution and delivery by, the other parties hereto, constitutes a valid and binding obligation of Transatlantic, enforceable against Transatlantic in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.4 Governmental Authorization. The execution, delivery and performance by Transatlantic of this Agreement and the consummation by Transatlantic of the transactions to which it is a party contemplated hereby require at or prior to the Closing no consent or approval by, or filing with, or notification to any Governmental Entity, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other jurisdictions in which Transatlantic is qualified to do business, (b) compliance with any applicable requirements of the HSR Act or any other Antitrust Law, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. federal or state securities Laws or “blue sky” Laws, and any foreign securities Laws, (d) compliance with any applicable requirements of the NYSE, (e) approvals or filings under all applicable Insurance Laws as set forth in Section 4.4 of the Transatlantic Disclosure Schedule (the “Transatlantic Insurance Approvals”), (f) the Alleghany Insurance Approvals (assuming the accuracy and completeness of Section 3.4(e)), (g) those consents, approvals or filings as may be required as a result of the business or identity of Alleghany or any of its Affiliates (assuming the accuracy and completeness of Section 3.4(e)) and (h) any other consents, approvals or filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.5 Non-Contravention. The execution, delivery and performance by Transatlantic of this Agreement do not, and the consummation of the transactions to which it is a party contemplated hereby will not, (a) violate or conflict with or result in any breach of any provision of the Organizational Documents of Transatlantic or any of its Subsidiaries; (b) assuming receipt of the Transatlantic Requisite Stockholder Vote and compliance with the matters referred to in Section 3.4 and Section 4.4 (and assuming the accuracy and completeness of Section 3.4(e)), violate or conflict with any provision of any applicable Law; (c) violate or conflict with or result in any breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Transatlantic or any of its Subsidiaries is entitled, or require consent by any Person under, any loan or credit agreement, note, mortgage, indenture, lease, Transatlantic Benefit Plan, or Transatlantic Material Contract; or (d) subject to the receipt of the Transatlantic Insurance Approvals (and assuming the accuracy and completeness of Section 3.4(e)), result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Transatlantic or any of its Subsidiaries, except in the case of clause (b), (c) or (d), as would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.6 Transatlantic SEC Filings, Etc.

(a) Transatlantic has timely filed all reports, schedules, forms, registration statements and other documents required to be filed by Transatlantic with the SEC since January 1, 2008 (together with any documents furnished during such period by Transatlantic to the SEC on a voluntary basis on Current Reports on Form 8-K and any reports, schedules, forms, registration statements and other documents filed with the SEC subsequent to the date hereof, collectively, the “Transatlantic SEC Documents”). Each of the Transatlantic SEC Documents, as amended prior to the date of this Agreement, complied (and each Transatlantic SEC Document filed subsequent to the date hereof will comply) in all material respects with, to the extent in effect at the time of filing or furnishing, the requirements of the Securities Act and the Exchange Act applicable to such Transatlantic SEC Documents, and none of the Transatlantic SEC Documents when filed or furnished or, if amended prior to the date of this Agreement, as of the date of such amendment, contained, or with respect to the Transatlantic SEC Documents filed subsequent to the date hereof, will contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of Transatlantic, there are no material unresolved comments received from the SEC staff with respect to the Transatlantic SEC Documents on or prior to the date hereof. To the knowledge of Transatlantic, none of the Transatlantic SEC Documents filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

(b) Transatlantic maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Transatlantic (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that information required to be disclosed by Transatlantic in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by Transatlantic in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of Transatlantic, as appropriate, to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent (prior to the date of this Agreement) evaluation by the chief executive officer and chief financial officer of Transatlantic of Transatlantic’s internal control over financial reporting, to its auditors and the audit committee of the Transatlantic Board (A) all significant deficiencies and material weaknesses in the design or operation of Transatlantic’s internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Transatlantic’s internal control over financial reporting. Transatlantic has made available to Alleghany true and complete copies of any such disclosure contemplated by clauses (A) and (B) made by management to Transatlantic’s independent auditors and the audit committee of the Transatlantic Board since January 1, 2008.

(c) Neither Transatlantic nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Transatlantic and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Transatlantic or any of its Subsidiaries in the Transatlantic SEC Documents.

(d) Transatlantic is in compliance in all material respects with (i) the provisions of SOX and (ii) the rules and regulations of the NYSE, in each case, that are applicable to Transatlantic.

(e) Neither Transatlantic nor any Transatlantic Subsidiary, nor, to the knowledge of Transatlantic, any director, officer, agent, employee or Affiliate of Transatlantic or any Transatlantic Subsidiary is aware of any action, or any allegation made by any Governmental Entity of any action, or has taken any action, directly or indirectly, (i) that would constitute a violation by such Persons of the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, or

(ii) that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with Transatlantic or any Transatlantic Subsidiary, in order to unlawfully induce such person to act against the interest of his or her employer or principal. There is no current, pending, or, to the knowledge of Transatlantic, threatened charges, proceedings, investigations, audits, or complaints against Transatlantic or any Transatlantic Subsidiary or, to the knowledge of Transatlantic, any director, officer, agent, employee or Affiliate of Transatlantic with respect to the FCPA or any other anti-corruption Law or regulation.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect on Transatlantic or any Transatlantic Subsidiary, neither Transatlantic nor any Transatlantic Subsidiary, nor, to the knowledge of Transatlantic, any director, officer, agent, employee or Affiliate of Transatlantic or any Transatlantic Subsidiary: (i) is, or is owned or controlled by, any Restricted Parties; or (ii) to the knowledge of Transatlantic, has engaged in any unauthorized transaction directly or indirectly with any Restricted Parties or has otherwise been in breach of any such sanctions, restrictions or any similar foreign or state Law.

4.7 Transatlantic Financial Statements. The consolidated financial statements (including all related notes thereto) of Transatlantic included in the Transatlantic SEC Documents (if amended, as of the date of the last such amendment filed prior to the date of this Agreement) fairly present in all material respects the consolidated financial position of Transatlantic and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, the changes in stockholder’s equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements) and were prepared, in all material respects, in accordance with, and complied, in all material respects, with GAAP during the periods involved (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto).

4.8 Form S-4. The information supplied or to be supplied by Transatlantic specifically for inclusion in the Form S-4 shall not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Transatlantic with respect to statements made therein based on information supplied by or on behalf of Alleghany or Merger Sub specifically for inclusion in the Form S-4. The Joint Proxy Statement/Prospectus will not, at the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Transatlantic and at the time of the Transatlantic Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Transatlantic with respect to statements made therein based on information supplied by or on behalf of Alleghany or Merger Sub specifically for inclusion in the Joint Proxy Statement/Prospectus.

4.9 Absence of Certain Changes or Events.

(a) Since December 31, 2010, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Transatlantic Material Adverse Effect.

(b) Except in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, from December 31, 2010 through the date of this Agreement, Transatlantic and the Transatlantic Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

4.10 No Undisclosed Material Liabilities. There are no material liabilities or obligations of Transatlantic or any of its Subsidiaries of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, whether or not required by GAAP to be reflected on a consolidated balance sheet of Transatlantic and its Subsidiaries other than: (a) liabilities or obligations reflected or reserved against in Transatlantic’s consolidated balance sheet as of September 30, 2011 included in the Transatlantic SEC Documents or in the notes thereto and (b) liabilities or obligations that were incurred since September 30, 2011 in the ordinary course of business consistent with past practice.

4.11 Compliance with Laws.

(a) Since January 1, 2008, (i) the business and operations of Transatlantic and its Subsidiaries have been conducted in compliance with all applicable Laws (including Insurance Laws) and (ii) Transatlantic has complied with the applicable listing and corporate governance rules and regulations of the NYSE except, in each case, where the failure to so conduct such business and operations or comply with such rules and regulations would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect, or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(b) All of the Transatlantic Permits of each Transatlantic P/C Subsidiary conducting insurance operations are in full force and effect in accordance with their terms, and there is no proceeding or investigation to which Transatlantic or any Transatlantic Subsidiary is subject before a Governmental Entity that, to the knowledge of Transatlantic, is pending or threatened in writing that would reasonably be expected to result in the revocation, failure to renew or suspension of, or placement of a restriction on, any such Transatlantic Permits, except where the failure to be in full force and effect in accordance with their terms, revocation, failure to renew, suspension or restriction would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect, or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(c) To the knowledge of Transatlantic, there is no proceeding to which Transatlantic or any Transatlantic Subsidiary is subject before any Governmental Entity pending or threatened in writing regarding whether any of the Transatlantic Subsidiaries has violated any applicable Laws (including Insurance Laws), nor, any investigation by any Governmental Entity pending or threatened in writing with respect to possible violations of any applicable Laws, which, if determined or resolved adversely against Transatlantic or any Transatlantic Subsidiary, would, individually or in the aggregate, reasonably be expected to be material to Transatlantic and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. Since January 1, 2008, each Transatlantic P/C Subsidiary has timely filed all material reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, required to be filed by it with any applicable Insurance Regulator or such failure to file has been remedied.

4.12 Litigation. There is no action, suit, investigation, claim, complaint, demand, summons, cease and desist letter, subpoena, Injunction, notice of violation or other proceeding pending against or threatened in writing against Transatlantic or any of its Subsidiaries or pending against or threatened in writing against any present or former officer, director or employee of Transatlantic or any Transatlantic Subsidiary in connection with which Transatlantic or any Transatlantic Subsidiary has an indemnification obligation, before any Governmental Entity (other than insurance and reinsurance claims litigation or arbitration arising in the ordinary course of business), which, if determined or resolved adversely in accordance with the plaintiff’s or claimant’s demands, would, individually or in the aggregate, reasonably be expected to be material to Transatlantic and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. There is no Order outstanding against Transatlantic or any of its Subsidiaries which would, individually or in the aggregate, reasonably be expected to be material to Transatlantic and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

4.13 Title to Properties; Absence of Liens. Section 4.13 of the Transatlantic Disclosure Schedule sets forth a true and complete description (including address, and for each lease, sublease and license, all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto) of all real property leased, subleased or licensed by Transatlantic or any of its Subsidiaries (collectively, the “Transatlantic Leased Real Properties”; and the leases, subleases and licenses with respect thereto, collectively, the “Transatlantic Real Property Leases”). Transatlantic has delivered or otherwise made available to Alleghany true, correct and complete copies of the Transatlantic Real Property Leases, together with all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto. Each of the Transatlantic Real Property Leases is in full force and effect. Transatlantic or one of its Subsidiaries has a valid, binding and enforceable leasehold or subleasehold interest (or license, as applicable) in each Transatlantic Leased Real Property, in each case as to such leasehold or subleasehold interest (or license, as applicable), free and clear of all Liens (other than Permitted Liens). Neither Transatlantic nor any of its Subsidiaries owns any real property or any interests in real property.

4.14 Opinion of Financial Advisor. The Transatlantic Board has received the opinion of (i) Moelis & Co. LLC (“Moelis”), dated as of the date of this Agreement and addressed to the Transatlantic Board, to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Transatlantic Common Stock (the “Moelis Fairness Opinion”) and (ii) Goldman, Sachs & Co. (“Goldman Sachs”), dated as of the date of this Agreement and addressed to the Transatlantic Board, to the effect that, as of such date and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Transatlantic Common Stock (other than Alleghany and its Affiliates) is fair, from a financial point of view to such holders (the “Goldman Sachs Fairness Opinion”). Transatlantic has been authorized by Moelis to permit the inclusion of the Moelis Fairness Opinion and references thereto in the Joint Proxy Statement/Prospectus, subject to prior review and consent by Moelis.

4.15 Taxes.

(a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, Transatlantic or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(b) Transatlantic and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established in accordance with the applicable accounting standard an adequate accrual for all material Taxes on the most recent financial statements contained in the Transatlantic SEC Documents and on the Transatlantic Statutory Statements.

(c) To the knowledge of Transatlantic, there is no claim, audit, action, suit, request for written ruling, proceeding or investigation pending or threatened in writing against or with respect to Transatlantic or any of its Subsidiaries in respect of any Tax or Tax Return, which (except in the case of a request for a written ruling) if determined adversely would, individually or in the aggregate, be expected to result in a material Tax deficiency.

(d) Transatlantic and each of its Subsidiaries has withheld all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party; such withheld amounts were either duly paid to the appropriate Taxing Authority or set aside in accounts for such purpose. Transatlantic and each of its Subsidiaries has reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, shareholder or any other third party, as required under applicable Law.

(e) Neither Transatlantic nor any of its Subsidiaries is liable for any Taxes of any Person (other than Transatlantic and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) a party to a tax sharing, tax indemnity or tax allocation agreement or any other agreement to indemnify such Person.

(f) Neither Transatlantic nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date, as a result of (1) any change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Law), (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (3) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (4) installment sale or open transaction made on or prior to the Closing Date, or (5) prepaid amount received on or prior to the Closing Date.

(g) Neither Transatlantic nor any of its Subsidiaries has participated or engaged in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or foreign Tax Law). Neither Transatlantic nor any of its Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or Treasury Regulations Section 1.6011-4(b) or is a material advisor as defined in Section 6111(b) of the Code.

(h) Neither Transatlantic nor any of its Subsidiaries has been informed by any Taxing Authority in any jurisdiction in which it does not file a Tax Return that it may be required to file a Tax Return in such jurisdiction.

(i) Neither Transatlantic nor any of its Subsidiaries has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed or described, in whole or in part, by Section 355 or Section 368(a)(1)(D) of the Code.

(j) Neither Transatlantic nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.16 Employee Benefit Plans.

(a) Section 4.16(a) of the Transatlantic Disclosure Schedule sets forth as of the date of this Agreement, a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), multiemployer plan within the meaning of ERISA Section 3(37), and all material stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of Transatlantic or its Subsidiaries has any present or future right to benefits or Transatlantic or its Subsidiaries has had or has any present or future liability (each, a “Transatlantic Benefit Plan”). With respect to each such Transatlantic Benefit Plan, Transatlantic has made available to Alleghany a true and complete copy of such Transatlantic Benefit Plan, if written, or a description of the material terms of such Transatlantic Benefit Plan if not written, and to the extent applicable, (i) all trust agreements, Insurance Contracts or other funding arrangements; (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes; (iii) the most recent Form 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar reports filed with any comparable Governmental Entity in any non-U.S. jurisdiction having jurisdiction over any Transatlantic Benefit Plan and all schedules thereto; (iv) the most recent IRS determination or opinion letter; and (v) all current summary plan descriptions.

(b) (i) Each Transatlantic Benefit Plan has been maintained in all material respects in accordance with its terms and the requirements of applicable Law, (ii) each of Transatlantic and its Subsidiaries has performed all material obligations required to be performed by it under any Transatlantic Benefit Plan and, to the knowledge of Transatlantic, is not in any material respect in default under or in violation of any Transatlantic Benefit Plan, and (iii) no action (other than claims for benefits in the ordinary course) is pending or threatened in writing with respect to any Transatlantic Benefit Plan by any current or former employee, officer or director of Transatlantic or any of its Subsidiaries that would reasonably be expected to have a Transatlantic Material Adverse Effect.

(c) Each Transatlantic Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the knowledge of Transatlantic, no fact or event has occurred since the date of such letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Transatlantic Benefit Plan or the exempt status of any such trust.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is reasonably expected to be incurred by Transatlantic or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Transatlantic under Section 4001 of ERISA or Section 414 of the Code (a “Transatlantic ERISA Affiliate”). Transatlantic and its Subsidiaries have no liability (contingent or direct) with respect to any “multiemployer plan,” under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a Transatlantic ERISA Affiliate) and no such liability is reasonably expected to be incurred by Transatlantic or its Subsidiaries.

(e) All material contributions required to be made under each Transatlantic Benefit Plan, as of the date hereof, have been timely made. Neither any Transatlantic Benefit Plan nor any single-employer plan of a Transatlantic ERISA Affiliate has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA. It is not reasonably anticipated that any Transatlantic Benefit Plan is, or is expected to be, in “at-risk” status (as defined in Section 430 of the Code or Section 303 of ERISA). Transatlantic has no liability pursuant to Section 4069 of ERISA.

(f) Neither Transatlantic nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of Transatlantic or its Subsidiaries, except as required by applicable Law. Transatlantic has reserved the right to amend, terminate or modify at any time all Transatlantic Benefit Plans providing for retiree health or life insurance coverage or other retiree death benefits, and there have been no communications to employees or former employees, which could reasonably be interpreted to promise or guarantee such employees or former employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(g) Any arrangement of Transatlantic or any of its Subsidiaries that is subject to Section 409A of the Code was administered in reasonable, good faith compliance with the requirements of Section 409A through December 31, 2008, and all arrangements of Transatlantic or any of its Subsidiaries that are subject to Section 409A, provide for payment after December 31, 2008 and were in existence on such date have been amended to comply with the requirements of the final regulations under Section 409A, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect. Neither Transatlantic nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(h) Except as set forth in Section 4.16(h) of the Transatlantic Disclosure Schedule, the consummation of the transactions contemplated hereby to which Transatlantic is a party, will not, either alone or in combination with another event, (i) entitle any current or former director, officer or employee of Transatlantic or of any of its Subsidiaries to severance pay, unemployment compensation or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee; (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any Transatlantic Benefit Plan or impose any restrictions or limitations on Transatlantic’s rights to administer, amend or terminate any Transatlantic Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(i) All Transatlantic Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

4.17 Employees, Labor Matters.

(a) Neither Transatlantic nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no labor unions or other organizations representing, purporting to represent or, to the knowledge of Transatlantic, attempting to represent any employees of Transatlantic or any of its Subsidiaries in their capacity as such.

(b) Since January 1, 2008, there has not occurred or been threatened in writing any material strike, slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing campaign with respect to any employees of Transatlantic or any of its Subsidiaries. There are no labor disputes subject to any formal grievance procedure, arbitration or litigation and there is no representation petition, to the knowledge of Transatlantic, pending or threatened in writing with respect to any employee of Transatlantic or any of its Subsidiaries.

(c) Transatlantic and its Subsidiaries have been in compliance with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes, except where noncompliance would not reasonably be expected to result in a Transatlantic Material Adverse Effect.

4.18 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect, (a) neither Transatlantic nor any of its Subsidiaries has received any written notice, demand, request for information, citation, summons or Order, and no complaint has been filed, no penalty has been assessed, no liability has been incurred, and no investigation, action, written claim, suit or proceeding is pending or is threatened in writing by any Governmental Entity or other Person with respect to or arising out of any applicable Environmental Law and (b) no “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601, et seq.) has occurred at, on, above, under or from any properties currently or formerly owned, leased, operated or used by Transatlantic, any Transatlantic Subsidiary or any predecessors in interest that are reasonably likely to result in any cost, liability or obligation of Transatlantic or any Transatlantic Subsidiary under any applicable Environmental Law.

4.19 Intellectual Property.

(a) Each of Transatlantic and its Subsidiaries owns or otherwise has a valid and enforceable license or right to use material Intellectual Property used in the respective businesses of Transatlantic and each of its Subsidiaries as currently conducted; and all patents and all registrations for trademarks, service marks and copyrights owned by Transatlantic or its Subsidiaries are valid and subsisting, except to the extent Transatlantic or its Subsidiaries have determined to abandon such patents or registrations for trademarks, service marks and copyrights in the exercise of their reasonable business judgment.

(b) To the knowledge of Transatlantic, there are no claims pending or threatened in writing by any Person alleging that Transatlantic or its Subsidiaries or their respective businesses as conducted on the date of this Agreement infringes the Intellectual Property of any Person, which, if determined or resolved adversely against Transatlantic or any Transatlantic Subsidiary, would, individually or in the aggregate, reasonably be expected to be material to Transatlantic and its Subsidiaries, taken as a whole. To the knowledge of Transatlantic, no Person is infringing the Intellectual Property owned by Transatlantic or any of its Subsidiaries, which infringement would, individually or in the aggregate, reasonably be expected to be material to Transatlantic and its Subsidiaries, taken as a whole.

(c) Transatlantic and its Subsidiaries have established and are in compliance with commercially reasonable security programs that are sufficient to protect (i) the security, confidentiality and integrity of transactions executed through their computer systems, including encryption and/or other security protocols and techniques when appropriate; and (ii) the security, confidentiality and integrity of all confidential or proprietary data, except, in each case, which would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect. Neither Transatlantic nor any of its Subsidiaries has suffered a material security breach with respect to their data or systems, and neither Transatlantic nor any of its Subsidiaries has notified customers or employees of any information security breach. Transatlantic and its Subsidiaries take reasonable steps to protect their material trade secrets and, to the knowledge of Transatlantic, none of such trade secrets have been disclosed to any Person, except pursuant to written and enforceable confidentiality obligations.

4.20 Transatlantic Material Contracts.

(a) Transatlantic has made available to Alleghany a true and complete copy of each Contract to which Transatlantic or any of its Subsidiaries is a party as of the date of this Agreement or by which Transatlantic, any of its Subsidiaries or any of its respective properties or assets is bound as of the date of this Agreement, which: (i) is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC (each, a “Transatlantic Material Contract”); (ii) contains covenants of Transatlantic or any of its Subsidiaries not to compete or engage in any line of business or compete with any Person in any geographic area; (iii) pursuant to which Transatlantic or any of its Subsidiaries has entered into a partnership or joint venture with any other Person (other than Transatlantic or any of its Subsidiaries); (iv) relates to or evidences indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by Transatlantic or any of its Subsidiaries in excess of ten million dollars ($10,000,000); or (v) evidences any guarantee of obligations of any Person other than a wholly owned Subsidiary of Transatlantic in excess of ten million dollars ($10,000,000).

(b) Each Transatlantic Material Contract is (assuming due power and authority of, and due execution and delivery by the parties thereto other than Transatlantic or any of its Subsidiaries) a valid and binding obligation of Transatlantic or its Subsidiaries party thereto, subject to the Bankruptcy and Equity Exception, except (i) to the extent it has previously expired or terminated in accordance with their terms and (ii) for any failures to be valid and binding, which would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect. Neither Transatlantic nor any of its Subsidiaries nor, to the knowledge of Transatlantic, any other party to any Transatlantic Material Contract is in breach of or in default under any Transatlantic Material Contract, and, to the knowledge of Transatlantic, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by any party thereto, and neither Transatlantic nor any of its Subsidiaries has received any claim of any such breach or default, except for such breaches and defaults, which would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect.

4.21 Brokers’ and Finders’ Fees. Except for Moelis and Goldman Sachs, the fees and expenses of which will be paid by Transatlantic, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Transatlantic or any of its Subsidiaries who is entitled to any fee or commission from Transatlantic or any of its Subsidiaries in connection with the transactions to which Transatlantic is a party contemplated hereby.

4.22 Takeover Laws. No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover statute or regulation is applicable to this Agreement, the Merger or the other transactions contemplated hereby by reason of Transatlantic being a party to this Agreement, performing its obligations hereunder and consummating the Merger and the other transactions contemplated hereby.

4.23 Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between (i) Transatlantic or any of its Subsidiaries, on the one hand, and (ii) any directors, officers or stockholders of Transatlantic, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

4.24 Insurance Subsidiaries. Each Transatlantic Subsidiary that conducts the business of reinsurance (each, a “Transatlantic P/C Subsidiary”) is (i) duly licensed or authorized as a reinsurance company in its jurisdiction of incorporation; (ii) duly licensed, authorized or otherwise eligible to transact the business of reinsurance in each other jurisdiction where it is required to be so licensed, authorized or eligible in order to conduct its business as currently conducted; and (iii) duly licensed, authorized or eligible in its jurisdiction of incorporation and each other applicable jurisdiction where it writes each line of reinsurance reported as being written in the Transatlantic Statutory Statements. Each jurisdiction in which any Transatlantic P/C Subsidiary is domiciled or commercially domiciled or otherwise licensed, authorized or eligible with respect to the conduct of the business of reinsurance is set forth in Section 4.24 of the Transatlantic Disclosure Schedule.

4.25 Statutory Statements; Examinations.

(a) Since January 1, 2008, each of the Transatlantic P/C Subsidiaries has timely filed or submitted all material annual and, to the extent applicable Law requires, quarterly and other periodic statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the appropriate Insurance Regulators of each jurisdiction in which it is licensed, authorized or eligible on forms prescribed or permitted by such authority (as filed through the date hereof and thereafter, collectively, the “Transatlantic Statutory Statements”), except, in each case, as has been cured or resolved to the satisfaction of such insurance regulatory authority without imposition of any material penalty.

(b) Transatlantic has delivered or made available to Alleghany, to the extent permitted by applicable Law, true and complete copies of all annual Transatlantic Statutory Statements filed with Insurance Regulators for each of the Transatlantic P/C Subsidiaries for the periods beginning January 1, 2008, each in the form (including exhibits, annexes and any amendments thereto) filed with the applicable Insurance Regulator. Financial statements included in the Transatlantic Statutory Statements were prepared in conformity with applicable SAP, consistently applied for the periods covered thereby, were prepared in accordance with the books and records of the applicable Transatlantic P/C Subsidiary, and present fairly in all material respects the statutory financial position of the relevant Transatlantic P/C Subsidiary as of the respective dates thereof and the results of operations, cash flows, and changes in capital and surplus (or stockholders’ equity, as applicable) of such Transatlantic P/C Subsidiary for the respective periods then ended. The Transatlantic Statutory Statements complied in all material respects with all applicable Laws when filed or submitted and no material violation or deficiency has been asserted in writing (or, to the knowledge of Transatlantic, orally) by any Insurance Regulator with respect to any of the Transatlantic Statutory Statements that have not been cured or otherwise resolved to the satisfaction of such Insurance Regulator. The statutory balance sheets and income statements included in the annual Transatlantic Statutory Statements have been audited by Transatlantic’s independent auditors, and Transatlantic has delivered or made available to Alleghany true and complete copies of all audit opinions related thereto for the periods beginning January 1, 2008 through the date hereof, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of such Transatlantic P/C Subsidiary. Except as is indicated therein, all assets that are reflected on the Transatlantic Statutory Statements comply in all material respects with all applicable Insurance Laws regulating the investments of Transatlantic P/C Subsidiaries and all applicable Insurance Laws with respect to admitted assets. The financial statements included in the Transatlantic Statutory

Statements accurately reflect in all material respects the extent to which, pursuant to applicable Laws and applicable SAP, the applicable Transatlantic P/C Subsidiary is entitled to take credit for reinsurance (or any local equivalent concept) on such Transatlantic Statutory Statements.

(c) Transatlantic has delivered or made available to Alleghany, to the extent permitted by applicable Law, true and complete copies of all examination reports (and has notified Alleghany of any pending examinations) of any insurance regulatory authorities received by it on or after January 1, 2008 through the date hereof relating to the Transatlantic P/C Subsidiaries. Except as set forth in Section 4.25(c) of the Transatlantic Disclosure Schedule, all material deficiencies or violations noted in the examination reports have been resolved to the reasonable satisfaction of the insurance regulatory authority that noted such deficiencies or violations.

(d) Section 4.25(d) of the Transatlantic Disclosure Schedule sets forth a true and complete list of permitted practices under SAP that are used in any of the Transatlantic Statutory Statements of any Transatlantic P/C Subsidiary.

4.26 Agreements with Regulators. Except as required by Insurance Laws and the reinsurance licenses maintained by the Transatlantic P/C Subsidiaries or as set forth in Section 4.26 of the Transatlantic Disclosure Schedule, there are no written agreements, memoranda of understanding, commitment letters or similar undertakings binding on it or any of its subsidiaries or to which Transatlantic or any Transatlantic Subsidiary is a party, on the one hand, and any Insurance Regulator, on the other hand, or any Orders or directives by, or supervisory letters or cease-and-desist orders from, any Insurance Regulator, neither has Transatlantic nor any Transatlantic P/C Subsidiary adopted any board resolution at the request of any Insurance Regulator, in each case, which (a) limit the ability of Transatlantic or any Transatlantic P/C Subsidiary to issue or enter into Transatlantic Reinsurance Contracts or other material reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements; (b) require any divestiture of any investment of any Transatlantic P/C Subsidiary; (c) in any manner relate to the ability of any Transatlantic P/C Subsidiary to pay dividends; (d) require any investment of any Transatlantic P/C Subsidiary to be treated as non-admitted assets (or the local equivalent); or (e) otherwise restrict the conduct of business of Transatlantic or any Transatlantic P/C Subsidiary, nor has it been advised in writing by any Insurance Regulator that it is contemplating any such undertakings.

4.27 Reinsurance and Retrocession.

(a) As of the date of this Agreement, all material reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements pursuant to which any Transatlantic P/C Subsidiary is the cedent (the “Transatlantic Reinsurance Contracts”) are, and after the consummation of the transactions contemplated hereby will continue to be, valid and binding obligations of Transatlantic and the Transatlantic Subsidiaries (to the extent they are parties thereto or bound thereby) and, to Transatlantic’s knowledge, each other party thereto, in accordance with their terms and are in full force and effect, and Transatlantic and the Transatlantic Subsidiaries (to the extent they are party thereto or bound thereby) and, to Transatlantic’s knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Transatlantic Reinsurance Contract. Neither Transatlantic nor any of the Transatlantic Subsidiaries has received notice, nor does it have knowledge, of any violation or default in respect of any material obligation under (or any condition which, with the passage of time or the giving of notice or both, would result in such a violation or default), or any intention to cancel, terminate or change the scope of rights and obligations under, or not to renew, any Transatlantic Reinsurance Contract. Since January 1, 2008, (i) neither Transatlantic nor the Transatlantic Subsidiaries have received any written notice from any party to a Transatlantic Reinsurance Contract that any amount of reinsurance ceded by Transatlantic or such Transatlantic Subsidiary to such counterparty will be uncollectible or otherwise defaulted upon; (ii) to Transatlantic’s knowledge, no party to a Transatlantic Reinsurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding; (iii) to Transatlantic’s knowledge, the financial condition of any party to a Transatlantic Reinsurance Contract is not impaired to the extent that a default thereunder is reasonably anticipated; (iv) there are no material disputes under any Transatlantic Reinsurance Contract other than disputes in the ordinary course for which adequate loss reserves have been established; and (v) Transatlantic’s relevant Transatlantic P/C Subsidiary is entitled under any applicable Law and applicable SAP to take full credit in its Transatlantic Statutory Statements for all amounts recoverable by it pursuant to any Transatlantic Reinsurance Contract and all such amounts recoverable have been properly recorded in its books and records of account (if so accounted therefor) and are properly reflected in the Transatlantic Statutory Statements, except for such events or circumstances as have not been and would not reasonably be expected to be, individually or in the aggregate, material to Transatlantic and its Subsidiaries, taken as a whole.

(b) Except for such events or circumstances as have not been and would not reasonably be expected to be, individually or in the aggregate, material to Alleghany and its Subsidiaries, taken as a whole, with respect to any Transatlantic Reinsurance Contract for which a Transatlantic P/C Subsidiary as ceding insurer thereto is taking credit on its most recent Transatlantic Statutory Statements, to its knowledge, from and after January 1, 2008, (i) there has been no separate written or oral agreement between such Transatlantic P/C Subsidiary and the assuming reinsurer that would under any circumstances reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Transatlantic Reinsurance Contract, other than inuring contracts that are explicitly defined in any such Transatlantic Reinsurance Contract; (ii) for each such Transatlantic Reinsurance Contract entered into, renewed or amended on or after January 1, 2008, for which risk transfer is not reasonably considered to be self-evident to the extent required by any applicable provisions of SSAP No. 62, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment is available for review by the relevant Governmental Entities for such Transatlantic P/C Subsidiary; (iii) the Transatlantic P/C Subsidiary that is a party thereto, and to its knowledge, any other party thereto, complies and has complied from and after January 1, 2008, with any applicable requirements set forth in SSAP No. 62; and (iv) such Transatlantic P/C Subsidiary has and has had since January 1, 2008, appropriate controls in place to monitor the use of reinsurance and comply with the provisions of SSAP No. 62.

4.28 Rating Agency. Since December 31, 2010, no rating agency has imposed conditions (financial or otherwise) on retaining any currently held rating assigned to any Transatlantic P/C Subsidiary or, to the knowledge of Transatlantic, stated to Transatlantic that it is considering lowering any rating assigned to any Transatlantic P/C Subsidiary or placing any Transatlantic P/C Subsidiary on an “under review” status, except as set forth in Section 4.28 of the Transatlantic Disclosure Schedule. As of the date of this Agreement, each U.S. Transatlantic P/C Subsidiary has the A.M. Best Company rating set forth in Section  4.28 of the Transatlantic Disclosure Schedule.

4.29 Reserves.

(a) The insurance policy reserves for claims, losses (including incurred, but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premium of each Transatlantic P/C Subsidiary contained in its Transatlantic Statutory Statements (i) were determined in all material respects in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in the financial statements and notes thereto included in such financial statements) and (ii) satisfied the requirements of all applicable Insurance Laws in all material respects.

(b) Transatlantic has made available to Alleghany true and complete copies of all material actuarial reports prepared by actuaries, independent or otherwise, from and after January 1, 2008, with respect to the Transatlantic P/C Subsidiaries, and all material attachments, addenda, supplements and modifications thereto. There have been no actuarial reports of a similar nature covering any Transatlantic P/C Subsidiary in respect of any period subsequent to the latest period covered in such actuarial reports. The information and data furnished by Transatlantic and the Transatlantic Subsidiaries to its independent actuaries in connection with the preparation of such actuarial reports were accurate in all material respects for the periods covered in such reports.

4.30 Risk-Based Capital. Transatlantic has made available to Alleghany true and complete copies of all analyses and reports submitted by Transatlantic to any insurance regulatory authority during the past twenty-four (24) months relating to risk-based capital calculations (“Transatlantic Risk-Based Capital Reports”). The Transatlantic Risk-Based Capital Reports were true and accurate in all material respects at the time of submission.

4.31 Transatlantic Insurance Business.

(a) All underwriting, management and administration agreements entered into by any Transatlantic P/C Subsidiary are, to the extent required by Law, in forms acceptable to all applicable Insurance Regulators or have been filed with and approved by all applicable Insurance Regulators or were not objected to by any such Insurance Regulator within any period provided for objection.

(b) Since December 31, 2010, (i) salaried employees of Transatlantic and the Transatlantic Subsidiaries and, to the knowledge of Transatlantic, each other Person, who, in each of the foregoing cases, is performing the duties of reinsurance intermediary for Transatlantic and the Transatlantic P/C Subsidiaries (collectively, “Transatlantic Agents”), at the time such Transatlantic Agent wrote, sold or produced business for or on behalf of Transatlantic or any Transatlantic P/C Subsidiary that requires a license, was duly licensed and appointed as required by applicable Law, in the particular jurisdiction in which such Transatlantic Agent wrote, sold or produced business, and to the knowledge of Transatlantic, no Transatlantic Agent is in violation of (or with or without notice or lapse of time or both, would have violated) any term or provision of any Law applicable to the writing, sale, production or solicitation of insurance or other business for or on behalf of Transatlantic or any Transatlantic P/C Subsidiary, except for such failures to be so licensed or such violations which have been cured, which have been resolved or settled through agreements with the applicable Insurance Regulator, or which are barred by an applicable statute of limitations, and (ii) each of the agency agreements and appointments between the Transatlantic Agents, including as subagents under Transatlantic’s affiliated insurance agency, and Transatlantic and any Transatlantic P/C Subsidiary, is valid and binding and in full force and effect in accordance with its terms, except as would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect. As of the date of this Agreement, no Transatlantic Agent individually accounting for 1% or more of the total gross premiums of all Transatlantic P/C Subsidiaries for the year ended December 31, 2010, has notified Transatlantic or any Transatlantic P/C Subsidiary that such Transatlantic Agent will be unable in any material respect or unwilling to continue its relationship as a Transatlantic Agent with Transatlantic or any Transatlantic P/C Subsidiary within twelve (12) months after the date hereof.

4.32 Other Transatlantic Insurance Business. Since December 31, 2010, (i) each Transatlantic Subsidiary and the salaried employees of Transatlantic and the Transatlantic Subsidiaries, who, in each of the foregoing cases, is performing the duties of insurance producer or reinsurance intermediary for any Person that is not an Affiliate of Transatlantic (collectively, “Transatlantic Insurance Intermediaries”), at the time such Transatlantic Insurance Intermediaries wrote, sold or produced business for or on behalf of any Person that is not an Affiliate of Transatlantic that requires a license, was duly licensed and appointed as required by applicable Law, in the particular jurisdiction in which such Transatlantic Insurance Intermediary wrote, sold or produced, and to the knowledge of Transatlantic, no Transatlantic Insurance Intermediary is in violation of (or with or without notice or lapse of time or both, would have violated) any term or provision of any Law applicable to the writing, sale or production for or on behalf of any Person that is not an Affiliate of Transatlantic, except for such failures to be so licensed or such violations which have been cured, which have been resolved or settled through agreements with applicable Governmental Entity, or which are barred by an applicable statute of limitations, and (ii) each of the agency agreements and appointments between the Transatlantic Insurance Intermediary and any such Person that is not an Affiliate of Transatlantic, is valid and binding and in full force and effect in accordance with its terms, except as would not, individually or in the aggregate, reasonably be expected to have a Transatlantic Material Adverse Effect.

4.33 Rights Agreement. Prior to the execution of this Agreement, Transatlantic has amended the Rights Agreement so that (a) neither the execution, delivery, performance or approval of this Agreement or the other contracts or instruments related hereto (collectively, the “Merger Transaction Agreements”), nor the consummation, announcement, or announcement of the consummation, of the transactions contemplated hereby, including the Merger, will (i) cause the Rights to become exercisable, (ii) cause Alleghany, Merger Sub or any of their Affiliates or Associates (as such terms are defined in the Rights Agreement) to become an Acquiring Person (as defined in the Rights Agreement) or (iii) give rise to a Stock Acquisition Date, Distribution Date or Triggering Event (as such terms are defined in the Rights Agreement), (b) no party to any of the Merger Transaction Agreements shall be deemed to be the Beneficial Owner (as defined in the Rights Agreement) for purposes of the Rights Agreement of any common shares held by any other party to any such Merger Transaction Agreement solely by virtue of the approval, execution, delivery and/or the existence of any such Merger Transaction Agreement or any amendment thereof or the performance of such party’s rights and obligations under any such Merger Transaction Agreement or any such amendment and (c) the Rights will expire in their entirety immediately prior to the Effective Time without any payment being made in respect thereof. Transatlantic has made available to Alleghany a complete and correct copy of such amendment.

4.34 No Other Representations and Warranties; Disclaimer.

(a) Except for the representations and warranties made by Transatlantic in this Article IV, neither Transatlantic nor any other Person makes any express or implied representation or warranty with respect to Transatlantic or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Transatlantic hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Transatlantic in this Article IV, neither Transatlantic nor any other Person makes or has made any representation or warranty to Alleghany, Merger Sub or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Transatlantic, any of its Subsidiaries or their respective businesses or operations or (ii) any oral or written information presented to Alleghany, Merger Sub or any of their Affiliates or Representatives in the course of their due diligence investigation of Transatlantic, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Transatlantic acknowledges and agrees that neither Alleghany, Merger Sub, nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Alleghany and Merger Sub in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Alleghany or Merger Sub furnished or made available to Transatlantic or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, Transatlantic acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Transatlantic or any of its Affiliates or Representatives.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including by Section 5.2 or Section 5.3 below, as applicable), except as specifically set forth in Section 5.1 of the Alleghany Disclosure Schedule or Section 5.1 of the Transatlantic Disclosure Schedule, as applicable, and except with the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed), each of Alleghany and Transatlantic shall, and shall cause each of its respective Subsidiaries to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action that would prohibit or materially impair or delay the ability of either Alleghany or Transatlantic to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby or to consummate the transactions contemplated hereby. Notwithstanding the foregoing provisions of this Section 5.1, (i) neither party will take any action prohibited by Section 5.2 or Section 5.3, as applicable, in order to satisfy such party’s obligations under this Section 5.1 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.1 to the extent such failure resulted, directly or indirectly, from such party’s failure to take any action prohibited by Section 5.2 or Section 5.3, as applicable.

5.2 Alleghany Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Alleghany Disclosure Schedule and except as required by Law or the rules and regulations of the SEC or the NYSE or as expressly contemplated or permitted by this Agreement, Alleghany will not, and will not permit any of the Alleghany Subsidiaries to, without the prior written consent of Transatlantic (which shall not be unreasonably withheld, conditioned or delayed):

(a) amend its Organizational Documents (whether by merger, consolidation or otherwise); provided, however, that the Organizational Documents of the Alleghany Subsidiaries may be amended as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Transatlantic and the Transatlantic Subsidiaries, taken as a whole, or prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(b) (i) split, combine or reclassify any shares of its capital stock, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, or in lieu of or in substitution for, shares of its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except dividends paid by a direct or indirect Subsidiary of Alleghany to Alleghany or to any of Alleghany’s other direct or indirect Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of Alleghany’s (or any of its Subsidiaries’) share capital or any securities convertible into or exercisable for any shares of Alleghany’s (or any of its Subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by Alleghany or any Subsidiary of Alleghany of share capital or such other securities, as the case may be, of any Subsidiary of Alleghany;

(c) (i) issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any shares of Alleghany Common Stock, Equity Equivalents or capital stock of any Alleghany Subsidiary, other than the issuance of (A) any shares of Alleghany Common Stock upon the exercise of Alleghany Stock-Based Awards that are outstanding on the date of this Agreement in accordance with the terms of the Alleghany Stock Plans on the date of this Agreement and (B) any capital stock of any Alleghany Subsidiary to Alleghany or any other Alleghany Subsidiary or (ii) amend any term of any shares of Alleghany Common Stock or Equity Equivalent (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for any capital expenditures not to exceed $10,000,000 individually or $25,000,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies, equipment and investment securities or other assets in bona fide transactions, on arm’s-length terms in the ordinary course of business of Alleghany and its Subsidiaries in a manner that is consistent with past practice and/or (ii) acquisitions with a purchase price net of the total of assumed liabilities (including all operating liabilities, reserves and indebtedness) that does not exceed $5,000,000 individually or $10,000,000 in the aggregate;

(f) sell, lease, sublease, exchange or otherwise transfer, or create or incur any Lien, other than a Permitted Lien, on, any of Alleghany’s or any of its Subsidiaries’ assets, securities, properties, interests or businesses, or grant any option with respect to any of the foregoing, other than (i) in bona fide transactions, on arm’s-length terms in the ordinary course of business consistent with past practice, including in respect of letter of credit facilities and/or (ii) other sales of assets, securities, properties, interests or businesses with a sale price or carrying value net of the total of assumed liabilities (including all operating liabilities, reserves and indebtedness) that does not exceed $5,000,000 individually or $10,000,000 in the aggregate;

(g) other than in connection with actions permitted by Section 5.2(d) or Section 5.2(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, Alleghany and any Subsidiaries of Alleghany;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit) in excess of $5,000,000, other than (i) in replacement of existing or maturing debt, (ii) guarantees relating to business written by any wholly owned Subsidiary (whether directly or indirectly) of Alleghany in the ordinary course of Alleghany’s and its Subsidiaries’ insurance or reinsurance business consistent with past practice, (iii) indebtedness of Alleghany or any of its Subsidiaries owed to Alleghany or any of its Subsidiaries and guarantees of indebtedness for borrowed money of Alleghany or any of its Subsidiaries by Alleghany or any of its Subsidiaries and (iv) draw-downs pursuant to existing credit facilities and letters of credit in support of Alleghany’s and its Subsidiaries’ insurance or reinsurance business consistent with past practice;

(i) (i) with respect to any director, officer or employee of Alleghany or any of its Subsidiaries whose annual base salary exceeds $275,000, (A) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend (except as required by applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, or (iv) increase compensation, bonus or other benefits payable to any employee of Alleghany or any of its Subsidiaries, except, with respect to any director, officer or employee of Alleghany or any of its Subsidiaries whose annual base salary does not exceed $275,000, for increases in the ordinary course of business consistent with past practice;

(j) change Alleghany’s methods of accounting, except as required by concurrent changes in GAAP or SAP, as agreed to by its independent public accountants;

(k) settle, or offer or propose to settle, any material litigation, investigation, arbitration, proceeding or other claim involving or against Alleghany or any of its Subsidiaries, except (i) where the amount paid in settlement or compromise, in each case, does not exceed $5,000,000, (ii) arising from ordinary course claims for insurance or reinsurance (but excluding material litigation relating to such claims) that are handled pursuant to Alleghany’s normal claims handling process consistent with past practice or (iii) where the amount paid in settlement does not exceed the amount reserved for such claim in the financial statements set forth in the Alleghany SEC Documents;

(l) (i) make or change any material Tax election, (ii) change any annual tax accounting period, (iii) adopt or change any method of tax accounting except as required by applicable Law, (iv) materially amend any Tax Returns, (v) enter into any material closing agreement, (vi) settle any material Tax claim, audit or assessment or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(m) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any Alleghany Material Contract or waive, release or assign any material rights, claims or benefits of it or its Subsidiaries under any Alleghany Material Contract, or enter into any Contract or agreement that would have been an Alleghany Material Contract had it been entered into prior to this Agreement, except in the ordinary course of business consistent with past practice;

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Alleghany or any material Alleghany Subsidiary (other than the Merger);

(o) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

(p) agree, resolve or commit to (i) do any action restricted by this Section 5.2 or (ii) accept any restriction that would prevent Alleghany or any of its Subsidiaries from taking any action required by this Section 5.2.

5.3 Transatlantic Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.3 of the Transatlantic Disclosure Schedule and except as required by Law or the rules and regulations of the SEC or the NYSE or as expressly contemplated or permitted by this Agreement, Transatlantic will not, and will not permit any of the Transatlantic Subsidiaries to, without the prior written consent of Alleghany (which shall not be unreasonably withheld, conditioned or delayed):

(a) amend its Organizational Documents (whether by merger, consolidation or otherwise) or amend or waive any provision of the Rights Agreement; provided, however, that the Organizational Documents of the Transatlantic Subsidiaries may be amended as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Alleghany and the Alleghany Subsidiaries, taken as a whole, or prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(b) (i) split, combine or reclassify any shares of its capital stock, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, or in lieu of or in substitution for, shares of its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except dividends paid by a direct or indirect Subsidiary of Transatlantic to Transatlantic or to any of Transatlantic’s other direct or indirect Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of Transatlantic’s (or any of its Subsidiaries’) share capital or any securities convertible into or exercisable for any shares of Transatlantic’s (or any of its Subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by Transatlantic or any Subsidiary of Transatlantic of share capital or such other securities, as the case may be, of any Subsidiary of Transatlantic;

(c) (i) issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any shares of any Transatlantic Common Stock, Equity Equivalents or capital stock of any Transatlantic Subsidiary, other than the issuance of (A) any shares of Transatlantic Common Stock upon the exercise of Transatlantic Stock-Based Awards that are outstanding on the date of this Agreement in accordance with the terms of Transatlantic Stock Plans on the date of this Agreement and (B) any capital stock of any Transatlantic Subsidiary to Transatlantic or any other Subsidiary of Transatlantic or (ii) amend any term of any Transatlantic Common Stock or Equity Equivalent (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget set forth in Section 5.3(d) of the Transatlantic Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $1,000,000 individually or $2,500,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies, equipment and investment securities or other assets in bona fide transactions, on arm’s-length terms in the ordinary course of business of Transatlantic and its Subsidiaries in a manner that is consistent with past practice and/or (ii) acquisitions with a purchase price net of the total of assumed liabilities (including all operating liabilities, reserves and indebtedness) that does not exceed $5,000,000 individually or $10,000,000 in the aggregate;

(f) sell, lease, sublease, exchange or otherwise transfer, or create or incur any Lien, other than a Permitted Lien, on, any of Transatlantic’s or any of its Subsidiaries’ assets, securities, properties, interests or businesses, or grant any option with respect to any of the foregoing other than (i) in bona fide transactions, on arm’s-length terms in the ordinary course of business consistent with past practice, including in respect of letter of credit facilities and/or (ii) other sales of assets, securities, properties, interests or businesses with a sale price or carrying value net of the total of assumed liabilities (including all operating liabilities, reserves and indebtedness) that does not exceed $5,000,000 individually or $10,000,000 in the aggregate;

(g) other than in connection with actions permitted by Section 5.3(d) or Section 5.3(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, Transatlantic and any Subsidiaries of Transatlantic;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit) in excess of $5,000,000, other than (i) in replacement of existing or maturing debt, (ii) guarantees relating to business written by any wholly owned Subsidiary (whether directly or indirectly) of Transatlantic in the ordinary course of Transatlantic’s and its Subsidiaries’ reinsurance business consistent with past practice, (iii) indebtedness of Transatlantic or any of its Subsidiaries owed to Transatlantic or any of its Subsidiaries and guarantees of indebtedness for borrowed money of Transatlantic or any of its Subsidiaries by Transatlantic or any of its Subsidiaries and (iv) draw-downs pursuant to existing credit facilities and letters of credit in support of Transatlantic’s and its Subsidiaries’ reinsurance business consistent with past practice;

(i) (i) with respect to any director, officer or employee of Transatlantic or any of its Subsidiaries whose annual base salary exceeds $275,000, (A) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend (except as required by applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (iv) increase compensation, bonus or other benefits payable to any employee of Transatlantic or any of its Subsidiaries, except, with respect to any director, officer or employee of Transatlantic or any of its Subsidiaries whose annual base salary does not exceed $275,000, for increases in the ordinary course of business consistent with past practice, or (v) pay or grant any incentive compensation or awards, other than the payment of cash bonuses in respect of the 2011 performance period not to exceed $24,000,000 in the aggregate;

(j) change Transatlantic’s methods of accounting, except as required by concurrent changes in GAAP or SAP, as agreed to by its independent public accountants;

(k) settle, or offer or propose to settle, any material litigation, investigation, arbitration, proceeding or other claim involving or against Transatlantic or any of its Subsidiaries, except (i) where the amount paid in settlement or compromise, in each case, does not exceed $5,000,000, (ii) arising from ordinary course claims for reinsurance (but excluding material litigation relating to such claims) that are handled pursuant to Transatlantic’s normal claims handling process consistent with past practice or (iii) where the amount paid in settlement does not exceed the amount reserved for such claim in the financial statements set forth in the Transatlantic SEC Documents;

(l) (i) make or change any material Tax election, (ii) change any annual tax accounting period, (iii) adopt or change any method of tax accounting except as required by applicable Law, (iv) materially amend any Tax Returns, (v) enter into any material closing agreement, (vi) settle any material Tax claim, audit or assessment or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(m) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any Transatlantic Material Contract or waive, release or assign any material rights, claims or benefits of it or its Subsidiaries under any Transatlantic Material Contract, or enter into any Contract or agreement that would have been a Transatlantic Material Contract had it been entered into prior to this Agreement, except in the ordinary course of business consistent with past practice;

(n) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Transatlantic or any material Transatlantic Subsidiary (other than the Merger);

(o) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; and

(p) agree, resolve or commit to (i) do any action restricted by this Section 5.3 or (ii) accept any restriction that would prevent Transatlantic or any of its Subsidiaries from taking any action required by this Section 5.3.

5.4 Control of Other Party’s Business. Nothing contained in this Agreement will give Alleghany, directly or indirectly, the right to control Transatlantic or any of the Transatlantic Subsidiaries or direct the business or operations of Transatlantic or any of the Transatlantic Subsidiaries prior to the Effective Time. Nothing contained in this Agreement will give Transatlantic, directly or indirectly, the right to control Alleghany or any of the Alleghany Subsidiaries or direct the business or operations of Alleghany or any of the Alleghany Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Alleghany and Transatlantic will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Transatlantic or Alleghany in violation of any applicable Law.

5.5 No Solicitation.

(a) Alleghany shall not, and shall cause the Alleghany Subsidiaries and each officer or director of Alleghany or any Alleghany Subsidiary not to, and shall use its reasonable best efforts to cause each controlled Affiliate and any employee, agent, consultant or representative (including any financial or legal advisor or other representative) of Alleghany, any of the Alleghany Subsidiaries or any such controlled Affiliate not to, and on becoming aware of it, shall use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding, or that would reasonably be expected to lead to, any merger, share exchange, amalgamation, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer or exchange offer) or similar transactions involving Alleghany or any of the Alleghany Subsidiaries that, if consummated, would constitute a Competing Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Alleghany Acquisition Proposal”), (ii) solicit, initiate, knowingly encourage or participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Person in connection with, any Alleghany Acquisition Proposal or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any Alleghany Acquisition Proposal (an “Alleghany Acquisition Agreement”).

(b) Transatlantic shall not, and shall cause the Transatlantic Subsidiaries and each officer or director of Transatlantic or any Transatlantic Subsidiary not to, and shall use its reasonable best efforts to cause each controlled Affiliate and any employee, agent, consultant or representative (including any financial or legal advisor or other representative) of Transatlantic, any of the Transatlantic Subsidiaries or any such controlled Affiliate not to, and on becoming aware of it, shall use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information or by amending, or granting any waiver under, the Rights Agreement, as applicable) or take any other action designed to facilitate any inquiries or proposals regarding, or that would reasonably be expected to lead to, any merger, share exchange, amalgamation, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer or exchange offer) or similar transactions involving Transatlantic or any of the Transatlantic Subsidiaries that, if consummated, would constitute a Competing Transaction (any of the foregoing inquiries or proposals being referred to herein as a “Transatlantic Acquisition Proposal” and, together with any Alleghany Acquisition Proposal, each an “Acquisition Proposal”), (ii) solicit, initiate, knowingly encourage or participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Person in connection with, any Transatlantic Acquisition Proposal or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any Transatlantic Acquisition Proposal (a “Transatlantic Acquisition Agreement”).

(c) As used in this Agreement, “Competing Transaction” means, with respect to Alleghany or Transatlantic, as the case may be (for this purpose, the “Target Party”), any of (i) a transaction, including any tender offer, exchange offer or share exchange, pursuant to which any third Person (or group) other than the other party to this Agreement (the “Non-Target Party”) or such third Person’s Affiliates, or the stockholders of such third Person, directly or indirectly, acquires or would acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 10% or more of the outstanding shares of common stock of the Target Party or of the outstanding voting power of the Target Party (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such common stock or other securities representing such voting power), whether from the Target Party or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, amalgamation, consolidation or business combination pursuant to which any third Person or group of Persons (other than the Non-Target Party or its Affiliates) party thereto, or the stockholders of such third Person or Persons, beneficially owns or would beneficially own 10% or more of the outstanding shares of common stock or the outstanding voting power of the Target Party, or, if applicable, any surviving entity or the parent entity resulting from any such transaction, immediately upon consummation thereof, (iii) a recapitalization of Target Party or any of its Subsidiaries or any transaction similar to a transaction referred to in clause (ii) involving the Target Party or any of its Subsidiaries pursuant to which any third Person or group of Persons (other than the Non-Target Party or its Affiliates) party thereto, or its stockholders, beneficially owns or would beneficially own 10% or more of the outstanding shares of common stock or the outstanding voting power of the Target Party or such Subsidiary or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof or (iv) any transaction pursuant to which any third Person or group of Persons (other than the Non-Target Party or its Affiliates) directly or indirectly (including by way of merger, consolidation, share exchange, amalgamation, other business combination, partnership, joint venture or otherwise) acquires or would acquire control of assets (including for this purpose the equity securities of, or other ownership interest in, Subsidiaries of the Target Party and securities of the entity surviving any merger or business combination involving any of the Subsidiaries of the Target Party) of the Target Party or any of its Subsidiaries representing 10% or more of consolidated revenues, net income, or EBITDA for the last 12 full calendar months or the fair market value of all the assets of the Target Party and its Subsidiaries, taken as a whole, immediately prior to such transaction; provided, however, that no transaction involving solely the acquisition of capital stock or assets of any Alleghany Subsidiary by Alleghany, or of any Transatlantic Subsidiary by Transatlantic, will be deemed to be a Competing Transaction. Wherever the term “group” is used in this Agreement, it is used as defined in Rule 13d-3 under the Exchange Act.

(d) The Target Party shall notify the Non-Target Party promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any inquiry or request for non-public information relating to the Target Party or any of its Subsidiaries or for access to the properties, books or records of the Target Party or any of its Subsidiaries by any Person that is reasonably likely to lead to or contemplate an Acquisition Proposal. Such notice to the Non-Target Party shall be made orally and in writing and shall indicate the identity of the Person or Persons making the Acquisition Proposal or inquiry or requesting non-public information or access to the properties, books or records of the Target Party or any of its Subsidiaries, and a copy of the Acquisition Proposal or, if not in writing, a written summary in reasonable detail of the material terms of any such Acquisition Proposal, inquiry or request or modification or amendment to an Acquisition Proposal. The Target Party shall (i) keep the Non-Target Party fully informed, on a current basis, of any material changes in the status of, and any material changes or modifications in the terms of, any such Acquisition Proposal, inquiry or request and, if requested by the Non-Target Party, counsel for the Target Party shall consult with counsel for the Non-Target Party once per day, at mutually agreeable times, regarding such status and any such changes or modifications, and (ii) provide to the Non-Target Party as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Target Party from any third party in connection with any Acquisition Proposal, or sent or provided by the Target Party to any third party in connection with any Acquisition Proposal; provided, however, that any material written material or material correspondence shall be sent or provided pursuant to clause (ii) within 24 hours after receipt or delivery thereof. Neither Alleghany nor Transatlantic shall enter into any agreement on or after the date hereof that would prevent such party from providing any information required by this Section 5.5 to the other party.

(e) Notwithstanding anything to the contrary in this Section 5.5, at any time prior to obtaining the Alleghany Requisite Stockholder Vote or the Transatlantic Requisite Stockholder Vote, as applicable, the Target Party may furnish or cause to be furnished information to, and enter or cause to be entered into discussions with, and only with, a Person (and its representatives) who has made a bona fide written Acquisition Proposal that was not solicited on or after the date of this Agreement and that did not otherwise result from a breach of Section 5.5(a) or Section 5.5(b), as applicable, if the Target Party’s Board of Directors (the “Target Board”) has (i) determined in good faith (after consultation with its outside legal counsel and financial advisor or advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) the failure to enter into discussions regarding the Acquisition Proposal would result in a breach of its fiduciary duties under applicable Law, (ii) provided at least three Business Days’ notice to the Non-Target Party of its intent to furnish information to or enter into discussions with such Person in accordance with this Section 5.5(e), and (iii) obtained from such Person an executed confidentiality agreement containing terms that are determined in good faith by the Target Party to be substantially similar to and not less favorable to the Target Party, in the aggregate, than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements (x) need not include a standstill or similar provision and (y) shall not include any provision calling for any exclusive right to negotiate with such Person or having the effect of prohibiting the Target Party from satisfying its obligations under this Agreement). Unless such information has been previously provided to the Non-Target Party, all information that is provided by the Target Party to the Person making such Acquisition Proposal shall be provided to the Non-Target Party. During the three Business Day period set forth in clause (ii), the Non Target Party shall have the right to make a presentation to the Target Board.

(f) As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal made by a third Person (or group of Persons) (and not obtained in breach of this Agreement, including, without limitation, this Section 5.5) to consummate a merger, amalgamation, consolidation, business combination or other similar transaction involving the Target Party pursuant to which such third Person would acquire beneficial ownership of more than 50% of the outstanding shares of common stock of, or more than 50% of the outstanding voting power of, the Target Party, any surviving entity or the parent entity resulting from any such transaction immediately upon consummation thereof that the Target Board (after consultation with its outside legal counsel and its financial advisor or advisors) determines in good faith to be more favorable to the Target Party’s stockholders than the Merger, taking into account all relevant factors, including value and other financial considerations, legal and regulatory considerations and any conditions to, and expected timing and risks of, completion, as well as any changes to the terms of the Merger proposed by the Non-Target Party in response to such Superior Proposal.

(g) Except as permitted by this Section 5.5(g), neither the Target Board nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to the Non-Target Party) the approval, recommendation or declaration of advisability by the Target Board or any such committee of this Agreement and the Merger or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or (C) resolve, agree or publicly propose to take any such actions (each such action set forth in this Section 5.5(g)(i) being referred to herein as an “Adverse Recommendation Change”) or (ii) cause or permit the Target Party to enter into, or resolve, agree or propose publicly to do so with respect to, any Alleghany Acquisition Agreement (in the case of Alleghany) or Transatlantic Acquisition Agreement (in the case of Transatlantic) (other than a confidentiality agreement as referred to in Section 5.5(e)). Notwithstanding anything to the contrary in this Section 5.5, at any time prior to obtaining the Alleghany Requisite Stockholder Vote (in the case of Alleghany) or the Transatlantic Requisite Stockholder Vote (in the case of Transatlantic) the Target Board may, if the Target Board determines in good faith that the failure to do so would result in a breach of its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Non-Target Party pursuant to this Section 5.5(g), make an Adverse Recommendation Change; provided, however, that the Target Party may not make an Adverse Recommendation Change, unless (1) the Target Party promptly notifies the Non-Target Party in writing at least three Business Days before taking that action of its intention to do so, and specifying the reasons therefor, including the terms and conditions of, and the identity of any Person making any Acquisition Proposal, and contemporaneously furnishing a copy of any relevant Alleghany Acquisition Agreement (in the case of Alleghany) or Transatlantic Acquisition Agreement (in the case of Transatlantic) and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Acquisition Proposal shall require a new written notice by the Target Party and a new three Business Day-period) and (2) prior to the expiration of such three Business Day-period, in the case of an Acquisition Proposal, the Non-Target Party does not make a proposal to adjust the terms and conditions of this Agreement that the Target Board determines in good faith to be at least as favorable as the Acquisition Proposal after giving effect to, among other things, the payment of any fees set forth in Section 6.6, such that the Target Board determines such action is no longer required by its fiduciary duties to the stockholders of the Target Party under applicable Law. During the three Business Day-period prior to its effecting an Adverse Recommendation Change, the Target Party shall, and shall cause its financial and legal advisors to, negotiate with the Non-Target Party in good faith (to the extent the Non-Target Party seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Non-Target Party. Notwithstanding any Adverse Change of Recommendation by Alleghany or Transatlantic, this Agreement shall be submitted to the stockholders of Alleghany (at the Alleghany Stockholders Meeting) or to the stockholders of Transatlantic (at the Transatlantic Stockholders Meeting), as applicable, for the purpose of obtaining the Alleghany Requisite Stockholder Vote or the Transatlantic Requisite Stockholder Vote, as applicable, and nothing contain herein shall be deemed to relieve Alleghany or Transatlantic, as applicable, of such obligation; provided, however that if either the Alleghany Board or the Transatlantic Board shall have effected an Adverse Recommendation Change, then such board of directors may submit the proposals required to be approved to obtain the Alleghany Requisite Stockholder Vote or the Transatlantic Requisite Stockholder Vote, as the case may be, without recommendation (although the resolutions adopting this Agreement or the approving the Merger or the Stock Issuance, as the case may be, as of the date hereof may not be rescinded), in which event such board of directors may communicate the basis for its lack of a recommendation to its stockholders in the Form S-4 and/or Joint Proxy Statement/Prospectus, as applicable, or an appropriate amendment or supplement thereto to the extent required by applicable Law. The Target Party shall not submit to the vote of its stockholders any Acquisition Proposal, or, except as permitted herein, propose to do so.

(h) (i) Nothing contained in this Section 5.5 shall prohibit the Target Party or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act and (ii) no disclosure that the Alleghany Board or the Transatlantic Board may determine (after consultation with counsel) that it or Alleghany or Transatlantic, as applicable, is required to make under applicable Law shall constitute a violation of this Agreement; provided, however, that in any event neither the Alleghany Board nor the Transatlantic Board shall make an Adverse Recommendation Change except in accordance with Section 5.5(g). Any disclosure by the Target Party relating to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change by the Target Party, unless the Target Board reaffirms its recommendation and declaration of advisability with respect to this Agreement in such disclosure.

(i) Each of Alleghany and Transatlantic and their respective Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the other party to this Agreement) conducted heretofore with respect to any Acquisition Proposal, and shall use reasonable best efforts to cause all Persons, other than the other party hereto, who have been furnished confidential information regarding such party in connection with the solicitation of or discussions regarding an Acquisition Proposal within the twelve (12) months prior to the date of this Agreement promptly to return or destroy such information. Each of Alleghany and Transatlantic and their respective Subsidiaries will strictly enforce any confidentiality, standstill or similar agreement to which it is a party to, or a beneficiary of, and will not waive or amend any provision of any such agreement.

(j) It is understood that any violation of the restrictions set forth in this Section 5.5 by any director, officer, employee, controlled Affiliate, agent or representative (including financial or legal advisor or other retained representative) of either party or any of its Subsidiaries or controlled Affiliates shall be deemed to be a breach of this Section 5.5 by such party.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) Transatlantic and Alleghany shall jointly prepare and shall use their reasonable best efforts to cause to be filed with the SEC, as promptly as practicable, and in no event later than 20 Business Days following the date of this Agreement, a joint proxy statement and the Form S-4, in which the joint proxy statement will be included as a prospectus (the “Joint Proxy Statement/Prospectus”), and each of Transatlantic and Alleghany shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Alleghany and Transatlantic shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement/Prospectus. The Form S-4 and Joint Proxy Statement/Prospectus shall include all information reasonably requested by such other party to be included therein. Each of Alleghany and Transatlantic shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand. Each of Alleghany and Transatlantic shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement/Prospectus. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Alleghany and Transatlantic (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Each of Alleghany and Transatlantic shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Alleghany Common Stock constituting Merger Consideration for offering or sale in any jurisdiction, and each of Alleghany and Transatlantic shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Alleghany shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger, the issuance of the Merger Consideration and the issuance of shares of

Alleghany Common Stock under the Transatlantic Stock Plans. Transatlantic shall furnish all information concerning Transatlantic and the holders of the Transatlantic Common Stock and rights to acquire Transatlantic Common Stock pursuant to the Transatlantic Stock Plans as may be reasonably requested in connection with any such action.

(b) If, prior to the Effective Time, any event occurs with respect to Transatlantic or any Transatlantic Subsidiary, or any change occurs with respect to other information supplied by Transatlantic for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, Transatlantic shall promptly notify Alleghany of such event, and Transatlantic and Alleghany shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Transatlantic’s stockholders and Alleghany’s stockholders. Nothing in this Section 6.1(b) shall limit the obligations of any party under Section 6.1(a).

(c) If, prior to the Effective Time, any event occurs with respect to Alleghany or any Alleghany Subsidiary, or any change occurs with respect to other information supplied by Alleghany for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, Alleghany shall promptly notify Transatlantic of such event, and Alleghany and Transatlantic shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Transatlantic’s stockholders and Alleghany’s stockholders. Nothing in this Section 6.1(c) shall limit the obligations of any party under Section 6.1(a).

(d) Transatlantic shall, as soon as practicable, but in no event more than five (5) Business Days, following the effectiveness of the Form S-4 under the Securities Act, duly call, give notice of, and as soon as practicable convene and hold the Transatlantic Stockholders Meeting, which shall be held concurrently with the Alleghany Stockholders Meeting; provided, however, for the avoidance of doubt, Transatlantic may postpone or adjourn the Transatlantic Stockholders Meeting to a date that is no later than 30 days after the date on which the original Transatlantic Stockholders Meeting was scheduled to be held (i) with the consent of Alleghany; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Transatlantic Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Transatlantic’s stockholders prior to the Transatlantic Stockholders Meeting; (iv) to allow reasonable additional time to solicit additional proxies; (v) if required by applicable Law; or (vi) if Transatlantic intends to make an Adverse Recommendation Change in accordance with Section 5.5(g). Transatlantic shall use its reasonable best efforts to (i) cause the Joint Proxy Statement/Prospectus to be mailed to Transatlantic’s stockholders and to hold the Transatlantic Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act and (ii) solicit the Transatlantic Requisite Stockholder Vote. Transatlantic shall, through the Transatlantic Board, recommend to its stockholders that they give the Transatlantic Requisite Stockholder Vote and shall include such recommendation in the Joint Proxy Statement/Prospectus, except to the extent that the Transatlantic Board shall have made an Adverse Recommendation Change as permitted by Section 5.5(g). Transatlantic agrees that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Transatlantic of any Competing Transaction or by the making of any Adverse Recommendation Change by the Transatlantic Board.

(e) Alleghany shall, as soon as practicable, but in no event more than five (5) Business Days, following the effectiveness of the Form S-4 under the Securities Act, duly call, give notice of, and as soon as practicable convene and hold the Alleghany Stockholders Meeting, which shall be held concurrently with the Transatlantic Stockholders Meeting; provided, however, for the avoidance of doubt, Alleghany may postpone or adjourn the Alleghany Stockholders Meeting to a date that is no later than 30 days after the date on which the original

Alleghany Stockholders Meeting was scheduled to be held (i) with the consent of Transatlantic; (ii) for the absence of a quorum; (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Alleghany Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Alleghany’s stockholders prior to the Alleghany Stockholders Meeting; (iv) to allow reasonable additional time to solicit additional proxies; (v) if required by applicable Law; or (vi) if Alleghany intends to make an Adverse Recommendation Change in accordance with Section 5.5(g). Alleghany shall use its reasonable best efforts to (i) cause the Joint Proxy Statement/Prospectus to be mailed to Alleghany’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and to hold the Alleghany Stockholders Meeting as soon as practicable after the Form S-4 becomes effective and (ii) solicit the Alleghany Requisite Stockholder Vote. Alleghany shall, through the Alleghany Board, recommend to its stockholders that they give the Alleghany Requisite Stockholder Vote and shall include such recommendation in the Joint Proxy Statement/Prospectus, except to the extent that the Alleghany Board shall have made an Adverse Recommendation Change as permitted by Section 5.5(g). Alleghany agrees that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Alleghany of any Competing Transaction or the making of any Adverse Recommendation Change by the Alleghany Board.

6.2 Access to Information; Confidentiality. Upon reasonable notice and subject to applicable Law, each of Transatlantic and Alleghany shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access during the period prior to the Effective Time to all their respective properties, books, Contracts, commitments, personnel and records and, during such period, each of Transatlantic and Alleghany shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or Insurance Laws (other than such documents that such party is not permitted to disclose under applicable Law) and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold any document or information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided that the withholding party shall use commercially reasonable efforts to obtain the required consent of such third party to provide such access or disclosure), (ii) the disclosure of which would violate any Law or fiduciary duty (provided that the withholding party shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (iii) that is subject to any attorney-client privilege (provided that the withholding party shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege). Without limiting the generality of the foregoing, each of Alleghany and Transatlantic shall, within two Business Days of a request by the other party therefor, provide to such other party the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act. All information exchanged pursuant to this Section 6.2 shall be subject to the confidentiality agreement, dated September 29, 2011, and amended as of November 7, 2011, between Alleghany and Transatlantic (as supplemented and amended from time to time, the “Confidentiality Agreement”). No investigation pursuant to this Section 6.2 or information provided, made available or delivered to Transatlantic or Alleghany pursuant to this Section 6.2 or otherwise shall affect any representations or warranties of Alleghany or Transatlantic or conditions or rights of Alleghany or Transatlantic contained in this Agreement.

6.3 Required Actions.

(a) Each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement in accordance with the terms hereof; provided, however, that nothing in this Section 6.3 shall prohibit either party from taking any action expressly contemplated by Section 5.5.

(b) In connection with and without limiting Section 6.3(a), subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, permits or orders from all third parties and Governmental Entities, including those required to satisfy the conditions set forth in Section 7.1(d) and Section 7.1(f), so as to enable the Closing to occur as soon as reasonably practicable. To the extent necessary in order to accomplish the foregoing, Alleghany and Transatlantic shall jointly propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the holding separate, sale, divestiture or any other disposition of, or prohibition or limitation on, (A) the ownership or operation by Alleghany, Transatlantic or any of their respective Subsidiaries of any portion of the business, properties or assets of Alleghany, Transatlantic or any of their respective Subsidiaries, (B) the ability of Alleghany to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Alleghany Subsidiaries or Transatlantic or the Transatlantic Subsidiaries, including the right to vote, or (C) Alleghany or any of its Subsidiaries effectively controlling the business or operations of Alleghany and the Alleghany Subsidiaries or Transatlantic and the Transatlantic Subsidiaries; provided, however, that neither Transatlantic nor Alleghany shall be required pursuant to this Section 6.3(b) to propose, negotiate, commit to or effect any action that is not conditioned upon the consummation of the Merger. If the actions taken by Transatlantic and Alleghany pursuant to the immediately preceding sentence do not result in the conditions set forth in Section 7.1(d) and Section 7.1(f) being satisfied, then each of Transatlantic and Alleghany shall jointly (to the extent practicable) initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any action or proceeding by any Governmental Entity or other Person to challenge, prevent or enjoin the consummation of the Merger or any of the other transactions contemplated by this Agreement and (ii) take such action as is necessary to overturn any regulatory action or proceeding by any Governmental Entity or other Person to challenge or block, in whole or in part, consummation of the Merger or any of the other transactions contemplated by this Agreement, including by defending any suit, action or other legal proceeding brought by any Governmental Entity or other Person in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Injunction or other prohibition resulting from any suit, action or other legal proceeding that would cause any condition set forth in Section 7.1(d) or Section 7.1(f) not to be satisfied, provided that Transatlantic and Alleghany shall cooperate with one another in connection with, and shall jointly control, all proceedings related to the foregoing.

(c) In connection with and without limiting the generality of the foregoing, each of Transatlantic and Alleghany shall:

(i) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement (but in any event, with respect to clause (A) below, within fifteen (15) Business Days following the date of this Agreement), (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger and (B) all other registrations, declarations, notices and filings relating to the Merger with any other Governmental Entities required or advisable under any other Antitrust Laws, including in those jurisdictions set forth in Section 7.1(d) of the Alleghany Disclosure Schedule and Section 7.1(d) of the Transatlantic Disclosure Schedule under the heading “Antitrust Approvals”;

(ii) use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Section 6.3(b);

(iii) keep the other apprised of the status of its filings, registrations and submissions with any Governmental Entity and give the other reasonable prior notice of any such filing, registration, notice or submission, and of any communication with any Governmental Entity regarding the Merger (including with respect to any of the actions referred to in Section 6.3(b)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with, any such filing, registration, notice, submission or communication;

(iv) respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentation;

(v) without limiting the generality of Section 6.3(c)(iv), (A) use its reasonable best efforts to achieve Substantial Compliance as promptly as practicable with any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. § 18a(e) in conjunction with the transactions contemplated by this Agreement (a “Second Request”), (B) certify Substantial Compliance with any Second Request as promptly as practicable after the date of such Second Request, (C) take all actions necessary to assert, defend and support its certification of Substantial Compliance with such Second Request and (D) not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities to delay, or otherwise not to consummate as soon as practicable, any of the transactions contemplated by this Agreement except with the prior written consent of the other parties hereto, which consent may be withheld in the sole discretion of the non-requesting party; and

(vi) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Section 6.3(c)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity, and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Merger.

(d) Transatlantic shall give prompt notice to Alleghany, and Alleghany shall give prompt notice to Transatlantic, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; provided further, that a failure to comply with this Section 6.3(d) will not constitute the failure of any condition set forth in Article VII to be satisfied, unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

(e) Immediately following the execution and delivery of this Agreement by each of the parties hereto, Alleghany, as sole member of Merger Sub, will adopt this Agreement.

(f) Each of Transatlantic and Alleghany shall use its reasonable best efforts to cause the shares of Alleghany Common Stock which constitute Merger Consideration to be listed on the NYSE as of the Effective Time.

6.4 Actions with Respect to Certain Existing Indebtedness. To the extent required pursuant to the terms of the Surviving Company Indenture (as defined below), concurrently with the Closing, Alleghany shall cause the Surviving Company to (i) execute a supplemental indenture (the “Supplemental Indenture”) pursuant to Section 901(1) of that certain Indenture, dated as of December 14, 2005, between Transatlantic and The Bank of New York, as supplemented by the First Supplemental Indenture, dated as of December 14, 2005, between

Transatlantic and The Bank of New York and the Second Supplemental Indenture, dated as of November 23, 2009, between Transatlantic and The Bank of New York Mellon (as supplemented, the “Surviving Company Indenture”) and (ii) comply with the applicable provisions of the Surviving Company Indenture, including the delivery of any opinion of counsel required thereunder.

6.5 Indemnification and Directors and Officers Insurance.

(a) Alleghany agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of Transatlantic and the Transatlantic Subsidiaries (each, an “Indemnified Party”) shall be assumed by Alleghany and shall survive the Merger and continue in full force and effect in accordance with their terms.

(b) At or prior to the Effective Time, Alleghany shall purchase a “tail” directors’ and officers’ liability insurance policy for Transatlantic, the Transatlantic Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by Transatlantic, in a form reasonably acceptable to Transatlantic, that shall provide Transatlantic, the Transatlantic Subsidiaries and such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by Transatlantic; provided, however, that in no event shall Alleghany be required to expend for such policy an amount in excess of 250% of the annual aggregate premiums currently paid by Alleghany for such insurance (the “Maximum Premium”). Alleghany shall maintain such policy in full force and effect, and continue to honor the obligations thereunder. If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Alleghany will cause to be maintained the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.

(c) The provisions of this Section 6.5 will survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and representatives. Alleghany shall pay or cause to be paid (as incurred) all expenses, including reasonable fees and expenses of counsel, that an Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 6.5 (subject to reimbursement if the Indemnified Party is subsequently determined not to be entitled to indemnification under Section 6.5(a)).

(d) If Alleghany or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Alleghany, as the case may be, will assume the obligations set forth in this Section 6.5.

6.6 Fees and Expenses.

(a) Except as provided in this Section 6.6, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expense; provided, however, that Alleghany and Transatlantic shall share equally (i) all fees and expenses in relation to the printing and filing of the Form S-4 and the printing, filing and distribution of the Joint Proxy Statement/Prospectus and (ii) any filing fees required in connection with the Merger pursuant to the HSR Act or any other Antitrust Law, other than, in the case of clause (i) or clause (ii), attorneys’ and accountants’ and expert fees and other costs and expenses.

(b) In the event that this Agreement is terminated:

(i) by Alleghany pursuant to Section 8.1(f); or

(ii) by Transatlantic pursuant to Section 8.1(g),

then, the non-terminating party shall reimburse the terminating party for all of their reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of such terminating party in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, up to a maximum amount of $35,000,000 (the “Expense Reimbursement”); provided that in the event this Agreement is terminated by Alleghany pursuant to Section 8.1(f) on account of a breach of Section 5.5 or Section 6.1(d) or by Transatlantic pursuant to Section 8.1(g) on account of a breach of Section 5.5 or Section 6.1(e), then the non-terminating party shall, in addition to the Expense Reimbursement, pay the terminating party a fee equal to the Alternate Termination Fee; provided, further that the payment by either party of the Expense Reimbursement and/or the Alternate Termination Fee pursuant to this Section 6.6(b) shall not relieve such party of any subsequent obligation to pay any fees pursuant to Section 6.6(e)(iv) or Section 6.6(f)(iv), as applicable, except to the extent set-off of such amount is permitted as indicated in the last sentence of Section 6.6(e) or Section 6.6(f), as applicable. The fees provided for in this Section 6.6(b) shall be paid by wire transfer of same day funds to an account designated by the recipient thereof within two (2) Business Days after such termination.

(c) In the event that this Agreement is terminated by Transatlantic or Alleghany pursuant to Section 8.1(d), then, Transatlantic will pay Alleghany (x) a fee equal to $35,000,000 (the “Alternate Termination Fee”) and (y) the Expense Reimbursement, by wire transfer of same day funds to an account designated by Alleghany, within two (2) Business Days after such termination; provided that (i) if Transatlantic or Alleghany shall have the right to terminate this Agreement pursuant to Section 8.1(c), no such Alternate Termination Fee or Expense Reimbursement shall be due or payable and (ii) the payment by Transatlantic of the Alternate Termination Fee or Expense Reimbursement pursuant to this Section 6.6(c) shall not relieve Transatlantic of any subsequent obligation to pay the Termination Fee pursuant to Section 6.6(e)(ii), except to the extent set off of such amounts is permitted as indicated in the last sentence of Section 6.6(e).

(d) In the event that this Agreement is terminated by Transatlantic or Alleghany pursuant to Section 8.1(c), then, Alleghany will pay Transatlantic (x) the Alternate Termination Fee and (y) the Expense Reimbursement, by wire transfer of same day funds to an account designated by Transatlantic, within two (2) Business Days after such termination; provided that (i) if Transatlantic or Alleghany shall have the right to terminate this Agreement pursuant to Section 8.1(d), no such Alternate Termination Fee or Expense Reimbursement shall be due or payable and (ii) the payment by Alleghany of the Alternate Termination Fee or Expense Reimbursement pursuant to this Section 6.6(d) shall not relieve Alleghany of any subsequent obligation to pay the Termination Fee pursuant to Section 6.6(f)(ii), except to the extent set off of such amounts is permitted as indicated in the last sentence of Section 6.6(f).

(e) In the event that this Agreement is terminated:

(i) by Alleghany pursuant to Section 8.1(h);

(ii) by Transatlantic or Alleghany pursuant to Section 8.1(d) and (x) a proposal for a Competing Transaction has been made to Transatlantic or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the Transatlantic Stockholders Meeting, and (y) within twelve (12) months after such termination, Transatlantic or any of its Subsidiaries enters into any definitive agreement in respect of any Competing Transaction, or recommends or submits a Competing Transaction to its stockholders for adoption, or a transaction in respect of a Competing Transaction is consummated, which, in each case, need not be the Competing Transaction that shall have been made, publicly announced or publicly made known prior to termination hereof; provided, however, for purposes of this clause (ii), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 50%;

(iii) by Transatlantic or Alleghany pursuant to Section 8.1(e) and (x) a proposal for a Competing Transaction has been made to Transatlantic or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the End Date, (y) the Transatlantic Stockholders Meeting did not occur at least five (5) Business Days prior to the End Date and (z) within twelve (12) months after such termination, Transatlantic or any of its Subsidiaries enters into any definitive agreement in respect of any Competing Transaction, or recommends or submits a Competing Transaction to its stockholders for adoption, or a transaction in respect of a Competing Transaction is consummated, which, in each case, need not be the Competing Transaction that shall have been made, publicly announced or publicly made known prior to termination hereof; provided, however, for purposes of this clause (iii), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 50%; or

(iv) by Alleghany pursuant to Section 8.1(f) and (x) a proposal for a Competing Transaction has been made to Transatlantic or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the date of termination (except in the event of a termination on account of a breach of Section 5.5 or Section 6.1(d), in which case a proposal for the Competing Transaction may be made or the intention to make such a proposal may be publicly announced or otherwise publicly known prior to or after the date of termination) and (y) within twelve (12) months after such termination, Transatlantic or any of its Subsidiaries enters into any definitive agreement in respect of any Competing Transaction, or recommends or submits a Competing Transaction to its stockholders for adoption, or a transaction in respect of a Competing Transaction is consummated, which, in each case, need not be the Competing Transaction that shall have been made, publicly announced or publicly made known prior to termination hereof; provided, however, for purposes of this clause (iv), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 50%

then, Transatlantic will pay Alleghany a fee equal to $115,000,000 (the “ Termination Fee”), less the amount of any Expense Reimbursement and/or Alternate Termination Fee previously paid by Transatlantic to Alleghany, by wire transfer of same day funds to an account designated by Alleghany, in the case of a termination referred to in Section 6.6(e)(ii), Section 6.6(e)(iii) or Section 6.6(e)(iv), upon the execution of the definitive agreement, and in the case of a termination by Alleghany referred to in Section 6.6(e)(i), within two (2) Business Days after such termination.

(f) In the event that this Agreement is terminated:

(i) by Transatlantic pursuant to Section 8.1(i);

(ii) by Alleghany or Transatlantic pursuant to Section 8.1(c) and (x) a proposal for a Competing Transaction has been made to Alleghany or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the Alleghany Stockholders Meeting, and (y) within twelve (12) months after such termination, Alleghany or any of its Subsidiaries enters into any definitive agreement in respect of any Competing Transaction, or recommends or submits a Competing Transaction to its stockholders for adoption, or a transaction in respect of a Competing Transaction is consummated, which, in each case, need not be the Competing Transaction that shall have been made, publicly announced or publicly made known prior to termination hereof; provided, however, for purposes of this clause (ii), unless a Competing Transaction described in clauses (x) and (y) is made and consummated by the same Person (or any controlled Affiliate thereof), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 50%;

(iii) by Alleghany or Transatlantic pursuant to Section 8.1(e) and (x) a proposal for a Competing Transaction has been made to Alleghany or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the End Date, (y) the Alleghany Stockholders Meeting did not occur at least five (5) Business Days prior to the End Date and (z) within twelve (12) months after such termination, Alleghany or any of its Subsidiaries enters into any definitive agreement in respect of any Competing Transaction, or recommends or submits a Competing Transaction to its stockholders for adoption, or a transaction in respect of a Competing Transaction is consummated, which, in each case, need not be the Competing Transaction that shall have been made, publicly announced or publicly made known prior to termination hereof; provided, however, for purposes of this clause (iii), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 50%; or

(iv) by Transatlantic pursuant to Section 8.1(g) and (x) a proposal for a Competing Transaction has been made to Alleghany or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the date of termination (except in the event of a termination on account of a breach of Section 5.5 or Section 6.1(e), in which case a proposal for the Competing Transaction may be made or the intention to make such a proposal may be publicly announced or otherwise publicly known prior to or after the date of termination) and (y) within twelve (12) months after such termination, Alleghany or any of its Subsidiaries enters into any definitive agreement in respect of any Competing Transaction, or recommends or submits a Competing Transaction to its stockholders for adoption, or a transaction in respect of a Competing Transaction is consummated, which, in each case, need not be the Competing Transaction that shall have been made, publicly announced or publicly made known prior to termination hereof; provided, however, for purposes of this clause (iv), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 50%, then, Alleghany will pay Transatlantic the Termination Fee, less the amount of any Expense Reimbursement and/or Alternate Termination Fee previously paid by Alleghany to Transatlantic, by wire transfer of same day funds to an account designated by Transatlantic, in the case of a termination referred to in Section 6.6(f)(ii), Section 6.6(f)(iii) or Section 6.6(f)(iv), upon the execution of the definitive agreement, and in the case of a termination by Transatlantic referred to in Section 6.6(f)(i), within two (2) Business Days after such termination.

(g) Each party acknowledges that the agreements contained in this Section 6.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement. Accordingly, if a party fails promptly to pay the amounts due pursuant to this Section 6.6 and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the amounts set forth in this Section 6.6, the non-paying party will pay to the other party interest, from the date such payment was required to be made, on the amounts set forth in this Section 6.6 at a rate per annum equal to the three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by the party entitled to such amounts) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 250 basis points. The parties acknowledge and agree that the neither the Termination Fee nor the Alternate Termination Fee shall constitute either a penalty or liquidated damages, and the right of a party to receive, or the receipt of, the Termination Fee or the Alternate Termination Fee, as applicable, shall not limit or otherwise affect such party’s right to specific performance as provided in Section 9.10, such party’s rights as set forth in Section 8.2 or Section 9.7 or any other remedies that may be available for breaches of this Agreement, including breaches of Section 5.5 of this Agreement.

6.7 Transaction Litigation. Transatlantic shall give Alleghany the opportunity to participate in the defense or settlement of any stockholder litigation against Transatlantic and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Alleghany, which consent shall not be unreasonably withheld, conditioned or delayed. Alleghany shall give Transatlantic the opportunity to participate in the defense or settlement of any stockholder litigation against Alleghany and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Transatlantic, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party, consistent with the common interest of Alleghany and Transatlantic in these matters and the applicable privileges and protections provided therein, and the non-litigating party may offer comments or suggestions with respect to the litigation, but will not be afforded any decision making power or other authority over the litigation except for the settlement consent set forth above.

6.8 Section 16 Matters. Prior to the Effective Time, Alleghany, Transatlantic and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Transatlantic Common Stock (including derivative securities with respect to Transatlantic Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Transatlantic immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of shares of Alleghany Common Stock (including derivative securities with respect to shares of Alleghany Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Alleghany to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9 Governance Matters.

(a) Board of Directors. Alleghany shall take all necessary action to cause, effective at the Effective Time, three (3) Persons who were members of the Transatlantic Board (the “Continuing Transatlantic Directors”) immediately prior to the Effective Time as mutually agreed by Alleghany and Transatlantic to be elected to the Alleghany Board (the “Reconstituted Alleghany Board”). One Continuing Transatlantic Director shall be included in each of the three (3) classes of directors on the Reconstituted Alleghany Board.

(b) Alleghany Board Written Consent. At the Effective Time, Alleghany and Transatlantic shall take all necessary action to cause the Reconstituted Alleghany Board to deliver a duly executed written consent which shall approve the following (the “Reconstituted Alleghany Board Written Consent”):

(i) the appointment of Mr. Orlich as a senior advisor to the Surviving Company;

(ii) the appointment of Mr. Sapnar to serve as the President and Chief Executive Officer of the Surviving Company; and

(iii) the appointment of the persons listed in Section 6.9(b)(iv) of the Alleghany Disclosure Schedule as managers of the Surviving Company as of the Effective Time.

(c) Resignation of Directors. Prior to the Effective Time, the Transatlantic Board shall take all action necessary to cause all of the directors of Transatlantic to resign as directors effective as of the Effective Time. Any individual who, prior to the end of his or her term, is asked to cease being a member of the Transatlantic Board and who does not become a member of the Reconstituted Alleghany Board in connection with the transactions contemplated by this Agreement, and who, at such time, qualifies as an independent director under the listing standards of the NYSE and does not possess an interest in any transaction for which disclosure would be required pursuant to Item 404(a) of Regulation S-K, shall have immediate vesting of all of his or her unvested Converted Transatlantic Stock-Based Awards.

6.10 Retention Agreements. Transatlantic and Alleghany shall each use their respective reasonable best efforts during a period of fifteen days following the date hereof to agree to terms of retention agreements for those individuals listed in Section 6.10 of the Transatlantic Disclosure Schedule. Upon reaching such agreement, Transatlantic’s management shall recommend approval of such agreements by the Transatlantic Board. In the event of approval by the Transatlantic Board, Transatlantic shall use its reasonable best efforts to cause the retention agreements between Transatlantic and each of the individuals listed in Section 6.10 of the Transatlantic Disclosure Schedule to be amended and restated (or, with respect to a listed individual who is not currently a party to any retention agreement, cause a new retention agreement to be entered into) in a form mutually agreed by Transatlantic and Alleghany, which agreement in the case of an amended and restated agreement or an agreement replacing a previously offered retention agreement, shall supersede and replace the prior retention agreement entered into or offered. Furthermore, Transatlantic shall not take any further action to enter into any amended and restated retention agreement (or with respect to a listed individual who is not currently a party to any retention agreement, cause a new retention agreement to be entered into), the terms of which would be applicable in the event of the consummation of the transactions contemplated by this Agreement; provided, however, that in the event that the employment of an employee of Transatlantic who is listed on Section 6.10 of the Transatlantic Disclosure Schedule and did not execute his or her retention agreement prior to the date hereof is terminated without Cause prior to the Effective Time, such employee shall be entitled to the same treatment as if such employee had executed a retention agreement which had been mutually agreed by Alleghany and Transatlantic pursuant to this Section 6.10. Pursuant to this Section 6.10, from and after the Effective Time, the Surviving Company hereby agrees to assume and becomes the successor to the rights and obligations of Transatlantic under any agreements that are outstanding on or before the date hereof the amended and restated retention agreements and the such other retention agreements entered into between Transatlantic and its employees on or before the date hereof (or, thereafter, to the extent permitted by this Agreement) without the need for further action on the part of the Surviving Company or the parties to any such agreement.

6.11 Loss Reserves. Transatlantic and Alleghany shall cooperate with one another in connection with determining the appropriate loss reserves of Transatlantic at December 31, 2011. In furtherance and not in limitation of the foregoing, Alleghany shall have the right to participate in any reserve studies or similar exercises undertaken by Transatlantic and/or by independent consultants of Transatlantic to determine the appropriate loss reserves of Transatlantic at December 31, 2011, provided that Transatlantic shall make the final determination with respect to such loss reserves.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

(a) Alleghany Requisite Stockholder Vote. The Alleghany Requisite Stockholder Vote shall have been obtained.

(b) Transatlantic Requisite Stockholder Vote. The Transatlantic Requisite Stockholder Vote shall have been obtained.

(c) Listing. The shares of Alleghany Common Stock to be issued in the Merger and in respect of Transatlantic Rollover Options and Converted Transatlantic Stock-Based Awards shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d) Regulatory Approvals. (i) Any waiting period applicable to the Merger under the HSR Act shall have expired or been earlier terminated; (ii) all consents of Governmental Entities set forth in Section 7.1(d) of the Alleghany Disclosure Schedule and Section 7.1(d) of the Transatlantic Disclosure Schedule shall have been obtained and shall be in full force and effect at the Closing; and (iii) all filings with Governmental Entities set forth in Section 7.1(d) of the Alleghany Disclosure Schedule and Section 7.1(d) of the Transatlantic Disclosure Schedule shall have been made and any applicable waiting period thereunder shall have expired or been terminated, as the case may be. All other consents of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, including under applicable Antitrust Laws and Insurance Laws, shall have been obtained, shall have been made or shall have terminated or expired, as the case may be, except where the failure to obtain or make such consents or filings, or the failure of such waiting periods to terminate or expire, would not reasonably be expected to be materially adverse to Alleghany and its Subsidiaries and Transatlantic and its Subsidiaries, taken as a whole (after giving effect to the Merger).

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(f) No Injunctions or Restraints. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent Injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity, or other legal restraint or prohibition shall be in effect preventing, the consummation of the Merger and the transactions contemplated by this Agreement.

7.2 Conditions to Obligations of Alleghany. The obligation of Alleghany to effect the Merger is also subject to the satisfaction, or waiver by Alleghany, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Transatlantic set forth in Section 4.2, Section 4.3 and Section 4.21 of this Agreement shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and (ii) the other representations and warranties of Transatlantic set forth in this Agreement shall be true and correct in all respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Transatlantic Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Transatlantic Material Adverse Effect, and Alleghany shall have received a certificate signed on behalf of Transatlantic by the Chief Executive Officer or the Chief Financial Officer of Transatlantic to the foregoing effects.

(b) Performance of Obligations of Transatlantic. Transatlantic shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Alleghany shall have received a certificate signed on behalf of Transatlantic by the Chief Executive Officer or the Chief Financial Officer of Transatlantic to such effect.

(c) Tax Opinion. Alleghany shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Alleghany, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Alleghany and Transatlantic, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 7.2(c) shall not be waivable after receipt of the Alleghany Requisite Stockholder Vote, unless further approval of the stockholders of Alleghany is obtained with appropriate disclosure.

7.3 Conditions to Obligations of Transatlantic. The obligation of Transatlantic to effect the Merger is also subject to the satisfaction, or waiver by Transatlantic, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Alleghany set forth in Section 3.2, Section 3.3 and Section 3.21 of this Agreement shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and (ii) the other representations and warranties of Alleghany set forth in this Agreement shall be true and correct in all respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Alleghany Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an Alleghany Material Adverse Effect, and Transatlantic shall have received a certificate signed on behalf of Alleghany by the Chief Executive Officer or the Chief Financial Officer of Alleghany to the foregoing effects.

(b) Performance of Obligations of Alleghany. Alleghany shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Transatlantic shall have received a certificate signed on behalf of Alleghany by the Chief Executive Officer or the Chief Financial Officer of Alleghany to such effect.

(c) Tax Opinion. Transatlantic shall have received a written opinion from Gibson, Dunn & Crutcher LLP, counsel to Transatlantic, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Alleghany and Transatlantic, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 7.3(c) shall not be waivable after receipt of the Transatlantic Requisite Stockholder Vote, unless further approval of the stockholders of Transatlantic is obtained with appropriate disclosure.

(d) Governance Matters. The Reconstituted Alleghany Board Written Consent shall have been duly and fully executed, shall be in full force and effect and shall have been delivered to the corporate secretary of Alleghany.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Alleghany Requisite Stockholder Vote or the Transatlantic Requisite Stockholder Vote, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) by mutual consent of Alleghany and Transatlantic in a written instrument, if the Board of Directors of each so determines;

(b) by either the Alleghany Board or the Transatlantic Board, if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, except that no party may terminate this Agreement pursuant to this Section 8.1(b) if such party’s breach of its obligations under this Agreement proximately contributed to the occurrence of such Order;

(c) by either the Alleghany Board or the Transatlantic Board, if the Alleghany Requisite Stockholder Vote shall not have been obtained at an Alleghany Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken;

(d) by either the Alleghany Board or the Transatlantic Board, if the Transatlantic Requisite Stockholder Vote shall not have been obtained at a Transatlantic Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken;

(e) by either the Alleghany Board or the Transatlantic Board, if the Merger shall not have been consummated on or before June 30, 2012, subject to extension by the mutual agreement of Alleghany and Transatlantic (the “End Date”); provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(e) if such party’s breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by the End Date;

(f) by the Alleghany Board, if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Transatlantic, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a) or (b), unless such failure is reasonably capable of being cured, and Transatlantic is continuing to use its reasonable best efforts to cure such failure, by the End Date;

(g) by the Transatlantic Board, if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Alleghany, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.3(a) or (b), unless such failure is reasonably capable of being cured, and Alleghany is continuing to use its reasonable best efforts to cure such failure, by the End Date;

(h) by the Alleghany Board, in the event of an Adverse Recommendation Change by Transatlantic; or

(i) by the Transatlantic Board, in the event of an Adverse Recommendation Change by Alleghany.

8.2 Effect of Termination. In the event of termination of this Agreement by either Alleghany or Transatlantic in accordance with Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Alleghany, Merger Sub, Transatlantic, any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that Section 3.21, Section 4.21, Section 6.6, and Article IX (other than Section 9.14) shall survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty or any willful breach of any covenant contained in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Alleghany, Merger Sub and Transatlantic, by action taken or authorized by their respective Boards of Directors, at any time before or after the Transatlantic Requisite Stockholder Vote or the Alleghany Requisite Stockholder Vote; provided, however, that after the Transatlantic Requisite Stockholder Vote or the Alleghany Requisite Stockholder Vote has been obtained, there may not be, without further approval of the stockholders of Transatlantic or Alleghany, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Transatlantic Common Stock, or which by applicable Law otherwise requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, Alleghany (on behalf of itself and Merger Sub) and Transatlantic may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Alleghany or Merger Sub, to:

Alleghany Corporation
7 Times Square Tower
New York, New York 10036
Phone:	(212) 752-1356
Facsimile:	(212) 759-8149
Attention:	General Counsel

    with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone:	(212) 403-1000
Facsimile:	(212) 403-2000
Attention:	Edward D. Herlihy, Esq.
David E. Shapiro, Esq.

(b) if to Transatlantic, to:

Transatlantic Holdings, Inc.
80 Pine Street
New York, New York 10005
Phone:	(212) 365-2200
Facsimile:	(212) 365-2360
Attention:	General Counsel

    with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue New York, NY 10166
Phone:	(212) 351-4000
Facsimile:	(212) 351-4035
Attention:	Lois Herzeca, Esq.
Eduardo Gallardo, Esq.

9.3 Definitions. Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of this Agreement set forth next to such terms on Annex A hereto. For purposes of this Agreement:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Alleghany Material Adverse Effect” means any change, state of facts, circumstance, event or effect that, individually or in the aggregate, is materially adverse to (A) the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of Alleghany and the Alleghany Subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from (i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby, including (x) any loss of, or adverse change in, the relationship of Alleghany or any Alleghany Subsidiary with its customers, employees, brokers, agents or other producers, suppliers, financing sources, business partners or regulators caused by the identity of Transatlantic or any Transatlantic Subsidiary as a party to the transactions contemplated by this Agreement or (y) compliance with the terms of this Agreement, (ii) changes in economic, market, business, regulatory or political conditions generally in the United States or any other jurisdiction in which Alleghany and the Alleghany Subsidiaries operate or in the United States or global financial markets, (iii) changes, circumstances or events generally affecting the property and casualty insurance or reinsurance industry in the geographic areas in which Alleghany and the Alleghany Subsidiaries operate, (iv) changes, circumstances or events resulting in liabilities under property catastrophe insurance agreements to which Alleghany or any Alleghany Subsidiary is a party, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster, (v) the commencement, occurrence, continuation of any war or armed hostilities, (vi) changes in any Law following the date hereof, (vii) changes in GAAP or SAP following the date hereof (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority, including accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board, (viii) any change or announcement of a potential change in Alleghany’s or any Alleghany Subsidiaries’ credit or claims paying rating or A.M. Best Company rating or the ratings of any of Alleghany or any Alleghany Subsidiaries’ businesses or securities (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (viii) has resulted in, or contributed to, an Alleghany Material Adverse Effect), (ix) a suspension in trading or a change in the trading prices of Alleghany Common Stock (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (ix) has resulted in, or contributed to, an Alleghany Material Adverse Effect), (x) the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of this Agreement (provided that this exception shall not prevent or otherwise affect a determination that any state of facts, circumstances, events or effects underlying a failure described in this clause (x) has resulted in, or contributed to, an Alleghany Material Adverse Effect), or (xi) any action or failure to act expressly required to be taken by a party pursuant to the terms of this Agreement, except in the case of the foregoing clauses (ii), (iii), (iv), and (v) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on Alleghany and the Alleghany Subsidiaries taken as a whole relative to other companies of similar size operating in the property and casualty insurance industry in similar geographic areas to those in which Alleghany and the Alleghany Subsidiaries operate, and/or (B) the ability of such party to perform its obligations under this Agreement.

“Alleghany Permits” means all governmental licenses, authorizations, permits, certificates, registrations, consents, franchises, variances, exemptions, Orders and approvals required to own, lease and operate Alleghany and its Subsidiaries’ respective properties and to carry on their respective businesses as currently conducted.

“Alleghany Restricted Share” means the restricted stock of Alleghany issued pursuant to the Alleghany Stock Plans.

“Alleghany RSU” means the restricted stock units and performance shares of Alleghany issued pursuant to the Alleghany Stock Plans.

“Alleghany Stock-Based Award” means shares of Alleghany Common Stock and other compensatory awards denominated in shares of Alleghany Common Stock subject to a risk of forfeiture to, or right of repurchase by, Alleghany, including, for the avoidance of doubt, all Alleghany Restricted Shares, Alleghany RSUs, and Alleghany Stock Options.

“Alleghany Stock Option” means any option to purchase shares of Alleghany Common Stock granted under any Alleghany Stock Plan.

“Alleghany Stock Plans” means the equity-based compensation plans identified in Section 9.3 of the Alleghany Disclosure Schedule.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Contract” means all oral or written contracts, agreements, commitments, arrangements, leases and other instruments to which any Person is a party.

“Environmental Law” means any foreign, federal, state or local law, treaty, statute, rule, regulation, Order, ordinance, decree, Injunction, judgment, governmental restriction or any other requirement of Law (including common law) regulating or relating to the protection of human health from exposure to any hazardous substance, natural resource damages or the protection of the environment, including Laws relating to the protection of wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, release or threatened release of hazardous substances.

“Equity Equivalents” of any Person means (x) any securities convertible into or exchangeable for, or any warrants or options or other rights to acquire, any capital stock, voting securities or equity interests of such Person, (y) any warrants or options or other rights to acquire from such Person, or any other obligation of such Person to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock, voting securities or other equity interests in such Person or (z) any rights that are linked in any way to the price of any capital stock of, or to the value of or of any part of, or to any dividends or distributions paid on any capital stock of, such Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Forfeitures and Cashless Settlements” by any Person means (x) the forfeiture or satisfaction of Stock-Based Awards of such Person, (y) the acceptance by such Person of shares of common stock of such Person as payment for the exercise price of Stock Options of such Person and (z) the acceptance by such Person of shares of common stock of such Person for withholding Taxes incurred in connection with the exercise of Stock Options of such Person or the vesting or satisfaction of Stock-Based Awards of such Person, in each case, in accordance with past practice of such Person and the terms of the applicable award agreements.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any nation or government, any state, agency, commission, or other political subdivision thereof, any insurance regulatory authority, any self-regulatory authority, or any entity (including a court) of competent jurisdiction properly exercising executive, legislative, judicial or administration functions of the government.

“Injunction” means any Order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition.

“Insurance Law” means all Laws, rules and regulations applicable to the business of insurance or the regulation of insurance holding companies, whether domestic or foreign, and all applicable orders and directives of Governmental Entities and market conduct recommendations resulting from market conduct examinations of Insurance Regulators.

“Insurance Regulators” means all Governmental Entities regulating the business of insurance under the Insurance Laws.

“Intellectual Property” means: (a) trademarks, service marks, logos, trade names and trade dress, and all goodwill associated with the foregoing, (b) domain names, (c) copyrights, copyrightable works, software and computer programs, (d) patents, inventions, discoveries, proprietary methods and processes, (e) trade secrets, (f) know-how, (g) proprietary information, (h) all registrations and applications for registration of any of the foregoing, and (i) all similar proprietary rights.

“knowledge of Alleghany” or “knowledge” when used in reference to Alleghany means the actual knowledge of those individuals listed in Section 9.3 of the Alleghany Disclosure Schedule.

“knowledge of Transatlantic” or “knowledge” when used in reference to Transatlantic means the actual knowledge of those individuals listed in Section 9.3 of the Transatlantic Disclosure Schedule.

“Law” means any statute, law, ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity.

“Order” means any order, writ, Injunction, decree, judgment or stipulation issued, promulgated or entered into by or with any Governmental Entity.

“Organizational Documents” means, with respect to any Person, its articles of incorporation, memorandum of association, bylaws or other similar organizational documents.

“Permitted Liens” means (a) any Liens for Taxes or other governmental charges not yet due and payable or the amount of which is being contested in good faith by appropriate proceedings, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, landlords’ or other similar Liens, (c) pledges or deposits in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other social security legislation, (d) non-monetary Liens that do not, individually or in the aggregate, materially impair the continued or contemplated use or operation of the property to which they relate, (e) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business on a basis consistent with past practice which is not yet due or payable or which is being contested in good faith by appropriate proceedings, (f) immaterial easements, rights of way or other similar matters or restrictions or exclusions that would be shown by a current title report or other similar report and that do not, individually or in the aggregate, materially impair the continued or contemplated use or operation of the property to which they relate, (g) transfer restrictions imposed by applicable securities laws and (h) Liens listed in Section 9.3 of the Alleghany Disclosure Schedule or Section 9.3 of the Transatlantic Disclosure Schedule, as applicable.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Representatives” means, with respect to any party, collectively, each of such party’s Subsidiaries, each of such party’s and its Subsidiaries’ respective officers, directors and employees, investment bankers, financial advisors, attorneys, accountants or other advisor, agent, consultant, representative of such party or any of its controlled Affiliates.

“SAP” means statutory accounting principles prescribed or permitted by applicable Insurance Laws and the Insurance Regulators, in each case, in the jurisdiction of domicile of the applicable Alleghany P/C Subsidiary or Transatlantic P/C Subsidiary, as the case may be.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Issuance” means the issuance pursuant to the Form S-4 by Alleghany of shares of Alleghany Common Stock as Merger Consideration.

“Stock-Based Awards” means the Transatlantic Stock-Based Awards and the Alleghany Stock-Based Awards.

“Stock Options” means the Transatlantic Stock Options and the Alleghany Stock Options.

“Substantial Compliance” means “substantial compliance” as such term is used in the HSR Act.

“Tax” means all income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental and windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest, additions to tax, and any penalties.

“Tax Return” means any statement, report, return, information return or claim for refund relating to Taxes (including any elections, declarations, schedules or attachments thereto), including, if applicable, any combined or consolidated return for any group of entities that includes Alleghany or any of its Subsidiaries, or Transatlantic or any of its Subsidiaries.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

“Transatlantic Material Adverse Effect” means any change, state of facts, circumstance, event or effect that, individually or in the aggregate, is materially adverse to (A) the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of Transatlantic and the Transatlantic Subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from (i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby, including (x) any loss of, or adverse change in, the relationship of Transatlantic or any Transatlantic Subsidiary with its customers, employees, brokers, agents or other producers, suppliers, financing sources, business partners or regulators caused by the identity of Alleghany or any Alleghany Subsidiary as a party to the transactions contemplated by this Agreement or (y) compliance with the terms of this Agreement, (ii) changes in economic, market, business, regulatory or political conditions generally in the United States or any other jurisdiction in which Transatlantic or any Transatlantic Subsidiary operates or in the United States or global financial markets, (iii) changes, circumstances or events generally affecting the property and casualty reinsurance industry in the geographic areas in which Transatlantic and the Transatlantic Subsidiaries operate, (iv) changes, circumstances or events resulting in liabilities under property catastrophe reinsurance agreements to which Transatlantic or any Transatlantic Subsidiary is a party, including any effects resulting from any earthquake, hurricane, tornado, windstorm, terrorist act, act of war or other natural or man-made disaster, (v) the commencement, occurrence, continuation of any war or armed hostilities, (vi) changes in any Law following the date hereof, (vii) changes in GAAP or

SAP following the date hereof (or local equivalents in the applicable jurisdiction) prescribed by the applicable insurance regulatory authority, including accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners and the Financial Accounting Standards Board, (viii) any change or announcement of a potential change in Transatlantic’s or any Transatlantic Subsidiaries’ credit or claims paying rating or A.M. Best Company rating or the ratings of any of Transatlantic or any Transatlantic Subsidiaries’ businesses or securities (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (viii) has resulted in, or contributed to, a Transatlantic Material Adverse Effect), (ix) a suspension of trading or a change in the trading prices of Transatlantic Common Stock (provided that this exception shall not prevent or otherwise affect a determination that any changes, state of facts, circumstances, events or effects underlying a change described in this clause (ix) has resulted in, or contributed to, a Transatlantic Material Adverse Effect), (x) the failure to meet any revenue, earnings or other projections, forecasts or predictions for any period ending after the date of this Agreement (provided that this exception shall not prevent or otherwise affect a determination that any state of facts, circumstances, events or effects underlying a failure described in this clause (x) has resulted in, or contributed to, a Transatlantic Material Adverse Effect), or (xi) any action or failure to act expressly required to be taken by a party pursuant to the terms of this Agreement, except in the case of the foregoing clauses (ii), (iii), (iv), and (v) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on Transatlantic and the Transatlantic Subsidiaries taken as a whole relative to other companies of similar size operating in the property and casualty reinsurance industry in similar geographic areas to those in which Transatlantic and the Transatlantic Subsidiaries operate, and/or (B) the ability of such party to perform its obligations under this Agreement.

“Transatlantic Permits” means all governmental licenses, authorizations, permits, certificates, registrations, consents, franchises, variances, exemptions, Orders and approvals required to own, lease and operate Transatlantic and its Subsidiaries’ respective properties and to carry on their respective businesses as currently conducted.

“Transatlantic Restricted Shares” means the restricted stock of Transatlantic issued pursuant to the Transatlantic Stock Plans.

“Transatlantic RSU” means the restricted stock units of Transatlantic issued pursuant to the Transatlantic Stock Plans.

“Transatlantic SAR” means the stock appreciation rights of Transatlantic issued pursuant to the Transatlantic Stock Plans.

“Transatlantic Stock-Based Award” means shares of Transatlantic Common Stock and other compensatory awards denominated in shares of Transatlantic Common Stock subject to a risk of forfeiture to, or right of repurchase by, Transatlantic, including, for the avoidance of doubt, all Transatlantic Restricted Shares, Transatlantic RSUs, Transatlantic SARs, and Transatlantic Stock Options.

“Transatlantic Stock Option” means any option to purchase Transatlantic Common Stock granted under the Transatlantic 2000 Stock Option Plan, as amended.

“Transatlantic Stock Plans” means the equity-based compensation plans identified in Section 9.3 of the Transatlantic Disclosure Schedule.

9.4 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. All references to “dollars” or “$” or “US$” in this Agreement refer to the lawful currency of the United States. The words “made available” shall include, without limitation, those documents or information made available in an electronic dataroom or website or in a physical dataroom, in each case, to which the intended recipient or its representatives had access, or such item was otherwise available on the SEC’s public website (www.sec.gov).

9.5 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. This Agreement may be executed by facsimile or electronic transmission signature and a facsimile or electronic transmission signature shall constitute an original for all purposes.

9.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and Annexes hereto), taken together with the Transatlantic Disclosure Schedule and the Alleghany Disclosure Schedule, and the Confidentiality Agreement, (a) constitute the entire agreement, and supersedes all prior agreements (other than the Confidentiality Agreement) and understandings, both written and oral, among the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) is not intended to confer upon any Person other than the parties any rights or remedies other than as specifically provided in Section  6.5.

9.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

9.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

9.10 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 9.10 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.11 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.12 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.13 No Presumption Against Drafting Party. Each of Alleghany, Merger Sub and Transatlantic acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

9.14 Publicity. Except (a) with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement and (b) with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 9.14 or any communications plan or strategy previously agreed on by the parties, Alleghany and Transatlantic shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that all formal employee communication programs or announcements with respect to the transactions contemplated by this Agreement shall be in forms mutually agreed to by the parties (such agreement not to be unreasonably withheld, conditioned or delayed); provided, however, that no further mutual agreement shall be required with respect to any such programs or announcements that are consistent with prior programs or announcements made in compliance with this Section 9.14. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

IN WITNESS WHEREOF, Alleghany, Transatlantic and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ALLEGHANY CORPORATION

By:	/s/ Weston M. Hicks
Name:	Weston M. Hicks
Title:	President and Chief Executive Officer

SHORELINE MERGER SUB, LLC

By:	/s/ Weston M. Hicks
Name:	Weston M. Hicks
Title:	President and Chief Executive Officer

TRANSATLANTIC HOLDINGS, INC.

By:	/s/ Michael C. Sapnar
Name:	Michael C. Sapnar
Title:	President

[SIGNATURE PAGE TO MERGER AGREEMENT]

ANNEX A

DEFINED TERMS

Defined Term	Section Number
Acquisition Proposal	5.5(b)(i)
Adverse Recommendation Change	5.5(g)(i)
Affiliate	9.3
Agreement	Preamble
Alleghany	Preamble
Alleghany Acquisition Agreement	5.5(a)(ii)
Alleghany Acquisition Proposal	5.5(a)(i)
Alleghany Agents	3.30(d)
Alleghany Benefit Plan	3.16(a)
Alleghany Board	3.2(a)(ii)
Alleghany Board Recommendation	3.3(a)
Alleghany Bylaws	3.1(a)(ii)
Alleghany Charter	3.1(a)(ii)
Alleghany Closing Price	2.1(a)(iii)(D)
Alleghany Common Stock	3.2(a)(i)
Alleghany Disclosure Schedule	Article III
Alleghany ERISA Affiliate	3.16(d)
Alleghany Insurance Approvals	3.4(e)
Alleghany Leased Real Properties	3.13
Alleghany Material Adverse Effect	9.3
Alleghany Material Contract	3.20(a)(i)
Alleghany P/C Subsidiary	3.24
Alleghany Permits	9.3
Alleghany Preferred Stock	3.2(a)(i)
Alleghany Real Property Leases	3.13
Alleghany Requisite Stockholder Vote	3.3(a)
Alleghany Restricted Share	9.3
Alleghany Risk-Based Capital Reports	3.29
Alleghany RSU	9.3
Alleghany SEC Documents	3.6(a)
Alleghany Statutory Statements	3.25(a)
Alleghany Stock Option	9.3
Alleghany Stock Plans	9.3
Alleghany Stock-Based Award	9.3
Alleghany Stockholders Meeting	3.3(a)
Alleghany Subsidiary	3.2(c)(iii)
Alleghany Support Agreement	Recitals
Alleghany Supporting Stockholders	Recitals
Antitrust Approvals	6.3(c)(i)
Antitrust Law	9.3
Appraisal Provisions	2.1(b)
Bankruptcy and Equity Exception	3.3(b)
Black-Scholes Amount	2.5(a)(i)
Book-Entry Shares	2.1(a)
Business Day	9.3

Defined Term	Section Number
Cancelled Shares	2.1(a)(ii)
Cash Component	2.1(a)(iii)(D)
Cash Consideration	2.1(a)(iii)(B)
Cash Conversion Number	2.2(a)
Cash Election	2.3(a)
Cash Election Shares	2.1(a)(iii)(B)
Certificate	2.1(a)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	Recitals
Competing Transaction	5.5(c)
Confidentiality Agreement	6.2(b)(iii)
Continuing Transatlantic Directors	6.9(a)
Contract	9.3
Converted Transatlantic Stock-Based Award	2.5(a)(ii)
Delaware Law	1.1
DGCL	1.1
Dissenting Shares	2.1(b)
Dissenting Stockholder	2.1(b)
DLLCA	1.1
Effective Time	1.3
Election	2.3(a)
Election Deadline	2.3(c)
Election Form	2.3(c)
Election Form Record Date	2.3(c)
End Date	8.1(e)
Environmental Law	9.3
Equity Equivalents	9.3
ERISA	3.16(a)
Exchange Act	9.3
Exchange Agent	2.3(b)
Exchange Agent Agreement	2.3(b)
Exchange Fund	2.4(a)
Exchange Ratio	2.1(a)(iii)(D)
Expense Reimbursement	6.6(b)
FCPA	3.6(e)
Forfeitures and Cashless Settlement	9.3
Form S-4	3.8
Fractional Share Cash Amount	2.1(d)
GAAP	9.3
Goldman Sachs Fairness Opinion	4.14
Governmental Entity	9.3
Grant Date	3.2(a)(ii)
HSR Act	3.4(b)
Indemnified Party	6.5(a)
Injunction	9.3
Insurance Contracts	3.30(a)
Insurance Law	9.3

Defined Term	Section Number
Insurance Regulators	9.3
Intellectual Property	9.3
IRS	3.16(a)
Joint Proxy Statement/Prospectus	6.1(a)
knowledge of Alleghany	9.3
knowledge of Transatlantic	9.3
Law	9.3
Letter of Transmittal	2.4(b)
Liens	3.1(b)(ii)
Maximum Premium	6.5(b)
Measurement Date	3.2(a)(i)
Merger	1.1
Merger Consideration	2.1(a)(iii)
Merger Sub	Preamble
Merger Transaction Agreements	4.33(a)
Moelis	4.14
Moelis Fairness Opinion	4.14
Morgan Stanley	3.14
Morgan Stanley Fairness Opinion	3.14
Non-Election Shares	2.1(a)(iii)(C)
Non-Target Party	5.5(c)(i)
NYSE	3.4(d)
Order	9.3
Organizational Documents	9.3
PBGC	3.16(d)
Partners Plan Participants	2.5(a)(ii)
Permitted Liens	9.3
Per Share Amount	2.1(a)(iii)(D)
Person	9.3
Reconstituted Alleghany Board	6.9(a)(ii)
Reconstituted Alleghany Board Written Consent	6.9(b)
Representatives	9.3
Restricted Parties	3.6(f)
Rights	4.2(a)(i)
Rights Agreement	4.2(a)(i)
SAP	9.3
SEC	Article III
Second Request	6.3(c)(v)
Securities Act	9.3
Share Ratio	2.1(a)(iii)(D)
Shortfall Number	2.2(b)(ii)
SOX	3.6(d)
Stock Consideration	2.1(a)(iii)(A)
Stock Election	2.3(a)
Stock Election Shares	2.1(a)(iii)(A)
Stock Issuance	9.3
Stock Options	9.3
Stock Purchase Plan	2.5(c)
Stock-Based Awards	9.3

Defined Term	Section Number
Subsidiaries	3.2(c)(ii)
Subsidiary	3.2(c)(i)
Substantial Compliance	9.3
Superior Proposal	5.5(f)
Supplemental Indenture	6.4
Surviving Company	1.1
Surviving Company Indenture	6.4
Target Board	5.5(e)
Target Party	5.5(c)
Tax	9.3
Tax Return	9.3
Taxing Authority	9.3
Termination Fee	6.6(e)(iv)
Total Cash Election Number	2.2(b)(i)
Transatlantic	Preamble
Transatlantic Acquisition Agreement	5.5(b)(iii)
Transatlantic Acquisition Proposal	5.5(b)(i)
Transatlantic Agents	4.31(b)
Transatlantic Benefit Plan	4.16(a)
Transatlantic Board	2.5(a)
Transatlantic Board Recommendation	4.3(a)
Transatlantic Bylaws	4.1(b)
Transatlantic Charter	4.1(b)
Transatlantic Common Stock	2.1(a)(ii)
Transatlantic Disclosure Schedule	Article IV
Transatlantic ERISA Affiliate	4.16(d)
Transatlantic Insurance Approvals	4.4(e)
Transatlantic Insurance Intermediaries	4.32
Transatlantic Leased Real Properties	4.13
Transatlantic Material Adverse Effect	9.3
Transatlantic Material Contract	4.20(a)
Transatlantic P/C Subsidiary	4.24
Transatlantic Permits	9.3
Transatlantic Preferred Stock	4.2(a)(i)
Transatlantic Real Property Leases	4.13
Transatlantic Reinsurance Contracts	4.27(a)
Transatlantic Requisite Stockholder Vote	4.3(a)
Transatlantic Restricted Shares	9.3
Transatlantic Risk-Based Capital Reports	4.30
Transatlantic RSU	9.3
Transatlantic SAR	9.3
Transatlantic SEC Documents	4.6(a)
Transatlantic Statutory Statements	4.25(a)
Transatlantic Stock Option	9.3
Transatlantic Stock Plans	9.3
Transatlantic Stock-Based Award	9.3
Transatlantic Stockholders Meeting	4.3(a)
Transatlantic Subsidiary	3.2(c)(iii)
UBS	3.14
UBS Fairness Opinion	3.14
UK Sharesave Plan	2.5(d)

EXHIBIT A

CERTIFICATE OF INCORPORATION

OF

[SHORELINE MERGER SUB, INC.]

I, the undersigned, for the purpose of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do hereby execute this Certificate of Incorporation and do hereby certify as follows:

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: “Shoreline Merger Sub, Inc.”

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

Section 1. The Corporation shall be authorized to issue 1,000 shares of capital stock, of which 1,000 shares shall be shares of Common Stock, $0.01 par value (“Common Stock”).

Section 2. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board.

ARTICLE VII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE VIII

Section 1. Elimination of Certain Liability of Directors. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

Section 2. Indemnification and Insurance.

(a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-law, agreement, vote of stockholders or disinterested directors or otherwise.

(d) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

ARTICLE IX

The name and mailing address of the incorporator is Christopher K. Dalrymple, Esq., c/o Alleghany Corporation, 7 Times Square Tower, New York, New York 10036.

IN WITNESS WHEREOF, I, the undersigned, being the incorporator hereinbefore named, do hereby further certify that the facts hereinabove stated are truly set forth and, accordingly, I have hereunto set my hand this      day of             , 201  .

Christopher K. Dalrymple, Esq.
Incorporator

EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF FORMATION

OF

TRANSATLANTIC HOLDINGS, LLC

This Amended and Restated Certificate of Formation of Transatlantic Holdings, LLC (f/k/a Shoreline Merger Sub, LLC) (the “LLC”), dated as of [—], has been duly executed and is being filed by Christopher K. Dalrymple, Esq. as an authorized person, in accordance with the provisions of 6 Del. C. §18-208, to amend and restate the original Certificate of Formation of the LLC (f/k/a Shoreline Merger Sub, LLC), which was filed on November 10, 2011, with the Secretary of State of the State of Delaware, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company is Transatlantic Holdings, LLC (f/k/a Shoreline Merger Sub, LLC).

2. The Certificate of Formation of the company is hereby amended by deleting in its entirety Article FIRST of the Certificate of Formation and substituting the following therefor:

FIRST. The name of the limited liability company formed and continued hereby is:

Transatlantic Holdings, LLC

3. The Certificate is hereby amended and restated in its entirety to read as follows:

FIRST. The name of the limited liability company formed and continued hereby is:

Transatlantic Holdings, LLC

SECOND. The address of the registered office of the LLC in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Formation as of the date first above written.

Name: Christopher K. Dalrymple, Esq.
Title: Authorized Person

EXHIBIT C

AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION

OF

[TRANSATLANTIC HOLDINGS, INC.]

********

[TRANSATLANTIC HOLDINGS, INC.] (incorporated [            ], 201[  ] under the name “[Shoreline Merger Sub, Inc.]”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies that this Amended and Restated Certificate of Incorporation, which has been duly adopted in accordance with Sections 242, 245 and 303 of the General Corporation Law of the State of Delaware.

In accordance with Sections 242, 245 and 303 of the General Corporation Law of the State of Delaware, [Shoreline Merger Sub, Inc.] hereby amends and restates its certificate of incorporation as follows:

ARTICLE I.

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: “Transatlantic Holdings, Inc.”

ARTICLE II.

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III.

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV.

(a) The Corporation shall be authorized to issue 1,000 shares of capital stock, of which 1,000 shares shall be shares of Common Stock, $0.01 par value (“Common Stock”).

(b) Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V.

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI.

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board.

ARTICLE VII.

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE VIII.

(a) Elimination of Certain Liability of Directors. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

(b) Indemnification and Insurance.

(i) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a

2

director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(ii) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(iii) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-law, agreement, vote of stockholders or disinterested directors or otherwise.

(iv) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

[Signature Page to Follow]

3

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf by [            ], its [            ], this [    ]th day of [            ], 201[  ].

TRANSATLANTIC HOLDINGS, INC.

By:	/s/
Name:
Title:

[Signature Page to [Transatlantic Holdings, Inc.] A&R Certificate of Incorporation]

4

ANNEX B UBS Securities LLC 299 Park Avenue New York, NY 10171 www.ubs.com

November 20, 2011

The Board of Directors

Alleghany Corporation

7 Times Square Tower

17th Floor

New York, NY 10036

Dear Members of the Board:

We understand that Alleghany Corporation, a Delaware corporation (“Alleghany” or the “Company”), is considering a transaction whereby the Company will enter into a business combination with Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”). Pursuant to the terms of an Agreement and Plan of Merger, dated as of November 20, 2011 (the “Agreement”), by and among the Company, Shoreline Merger Sub LLC, a Delaware corporation and wholly owned subsidiary of the Company (“Sub”), and Transatlantic, Transatlantic will merge with and into Sub, whereby Sub, as successor to Transatlantic, will continue as a wholly owned subsidiary of the Company (the “Transaction”). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $1.00 per share, of Transatlantic (“Transatlantic Common Stock”), will be converted into the right to receive either cash, common stock, par value $1.00 per share, of the Company (“Company Common Stock”), or a combination thereof, in any case having a value equal to $14.22 plus the product of 0.145 and the average closing price of Company Common Stock during the five trading days immediately preceding the effective date of the Transaction (the “Consideration”). Holders of Transatlantic Common Stock may elect cash or stock, subject to the terms and conditions described in the Agreement; provided that the amount of Consideration that each holder of Transatlantic Common Stock will receive will be subject to proration such that the aggregate cash consideration payable in the Transaction will equal $816,007,519.

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company and Transatlantic unrelated to the proposed Transaction, for which UBS and its affiliates received compensation for certain of such services, including having acted as a co-manager on the Company’s $300 million issuance of debt securities in 2010. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Transatlantic and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein,

UBS Investment Bank is a business division of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

The Board of Directors Alleghany Corporation November 20, 2011 Page 2

of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to what the value of Company Common Stock will be when issued pursuant to the Transaction or the prices at which Company Common Stock or Transatlantic Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the parties to the Agreement will comply with all material terms of the Agreement, and (ii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Transatlantic or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Transatlantic and the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Transatlantic that were provided to us by the managements of Transatlantic and the Company and not publicly available, including financial forecasts and estimates prepared by the management of Transatlantic as adjusted by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain analyses of an independent actuary relating to the reserves of Transatlantic, and certain analyses of an independent valuation firm relating to the investment portfolio of Transatlantic, in each case, that was provided to us by the management of the Company (collectively, the “Third-Party Analyses”); (v) conducted discussions with members of the senior managements of the Company and Transatlantic concerning the business and financial prospects of Transatlantic; (vi) conducted discussions with members of the senior management of the Company concerning the businesses and financial prospects of the Company; (vii) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (viii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (ix) reviewed current and historical market prices of Company Common Stock and Transatlantic Common Stock; (x) considered certain pro forma effects of the Transaction on the Company’s financial statements; (xi) reviewed the Agreement; and (xii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Transatlantic, nor have we been furnished with any such evaluation or appraisal, except that we have been provided with copies of the Third-Party Analyses. With respect to the financial forecasts, estimates, and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of Transatlantic and the Company and such pro forma effects.

We are not actuaries and, accordingly, our services did not include any actuarial determinations or evaluations by us or an attempt by us to evaluate actuarial assumptions and we have not been requested to conduct, and have not conducted, a review of any individual production, underwriting or claim files of

UBS Investment Bank is a business division of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

The Board of Directors Alleghany Corporation November 20, 2011 Page 3

Transatlantic or the Company. We express no opinion as to any matters relating to the reserves of Transatlantic or the Company, including, without limitation, the adequacy of such reserves, and we have been advised and therefore have assumed, at your direction, without independent verification, that such reserves are appropriate. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company in the Transaction is fair, from a financial point of view, to the Company.

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

/s/    UBS Securities LLC

UBS SECURITIES LLC

UBS Investment Bank is a business division of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

ANNEX C

1585 Broadway

New York, NY 10036

November 20, 2011

Board of Directors

Alleghany Corporation

7 Times Square Tower, 7th Floor

New York, NY 10036

Members of the Board:

We understand that Transatlantic Holdings, Inc. (the “Company”), Alleghany Corporation (the “Buyer”) and Shoreline Merger Sub, LLC, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 18, 2011 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of the Company with and into Acquisition Sub. Pursuant to the Merger, Acquisition Sub shall continue as the surviving entity following the Merger and a wholly owned subsidiary of the Buyer, and each outstanding share of common stock, par value $1.00 per share (the “Company Common Stock”) of the Company, other than shares held in treasury or held by the Company, the Buyer, Acquisition Sub or any of the respective subsidiaries of the Buyer or Acquisition Sub or as to which dissenters’ rights have been perfected, will be converted into cash or common stock, par value $1.00 per share, of the Buyer (the “Buyer Common Stock”), in either case having a value equal to $14.22 plus the product of 0.145 times the average closing price of the Buyer Common Stock during a five-day trading period ending on the date preceding the Effective Time (as defined in the Merger Agreement) (the “Consideration”). Each holder of Company Common Stock may elect to receive shares of Buyer Common Stock or cash. The amount of Consideration that each stockholder will receive will be subject to proration so that the aggregate cash consideration does not exceed $816,007,519. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Buyer, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s book value per share, earnings per share, consolidated capitalization and financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information from the Buyer relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. Morgan Stanley may also seek to provide such services to the Buyer in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Buyer and the Company should vote at the stockholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/S/ ERIC BISCHOF
Eric Bischof
Managing Director

ANNEX D

Goldman, Sachs & Co. | 200 West Street | New York, New York 10282 Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

November 20, 2011

Board of Directors

Transatlantic Holdings, Inc.

80 Pine Street,

New York, NY - 10005

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Alleghany Corporation (“Alleghany”) and its affiliates) of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Transatlantic Holdings, Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders, pursuant to the Agreement and Plan of Merger, dated as of November 20, 2011 (the “Agreement”), by and among Alleghany, Shoreline Merger Sub, LLC, a wholly owned subsidiary of Alleghany (“Merger Sub”), and the Company. Pursuant to the Agreement, the Company will be merged with and into Merger Sub and each outstanding Share will be converted into either (i) the fraction of a share of common stock, par value $1.00 per share (the “Alleghany Common Stock”), of Alleghany equal to the quotient obtained by dividing the sum, rounded to the nearest one-tenth of a cent, of (x) $14.22 and (y) the product, rounded to the nearest one-tenth of a cent, of 0.145 times the Alleghany Closing Price (as defined in the Agreement) by the Alleghany Closing Price, as more fully set forth in the Agreement (the “Stock Consideration”), or (ii) an amount in cash equal to the sum, rounded to the nearest one-tenth of a cent, of (A) $14.22 plus (B) the product, rounded to the nearest one-tenth of a cent, of 0.145 times the Alleghany Closing Price (the “Cash Consideration”; together with the Stock Consideration, the “Aggregate Consideration”), subject to certain procedures and limitations contained in the Agreement, as to which we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Alleghany and any of their respective affiliates or third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as an underwriter in connection with the public offering of Transatlantic’s 8.00% Senior Notes due 2039 (aggregate principal amount $350 million) in November 2009, as an underwriter in connection with the secondary public offering of 8.5 million Shares by American Home Assurance Company, a

Board of Directors

Transatlantic Holdings, Inc.

November 20, 2011

former affiliate of the Company, in March 2010, as a repurchase agent in connection with the Company’s share repurchase program commencing in September 2011, and financial advisor in connection with the terminated acquisition of the Company by Allied World Assurance Company Holdings, AG in September 2011. We may also in the future provide investment banking services to the Company, Alleghany and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Alleghany for the five years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Alleghany; certain other communications from the Company and Alleghany to their respective stockholders; certain publicly available research analyst reports for the Company and Alleghany; and certain internal financial analyses and forecasts for the Company prepared by its management and for Alleghany prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Alleghany regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies; reviewed the reported price and trading activity for the Shares and shares of Alleghany Common Stock; compared certain financial and stock market information for the Company and Alleghany with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the property / casualty reinsurance industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Alleghany or any of their respective subsidiaries. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on your actuaries with respect to reserve adequacy. In that regard, we have made no analysis of, and express no opinion as to, the adequacy of the loss and loss adjustments expenses reserves of the Company and Alleghany. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Alleghany or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We are aware that the Company has received two other bids to acquire the Company and that the Company has chosen not to pursue such bids in light of your view of various uncertainties, contingencies and risks, among other considerations, related to such bids. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Aggregate Consideration to be paid to the holders (other than Alleghany and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or

Board of Directors

Transatlantic Holdings, Inc.

November 20, 2011

Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to holders (other than Alleghany and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Alleghany Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Alleghany or the ability of the Company or Alleghany to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than Alleghany and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
GOLDMAN, SACHS & CO.

ANNEX E

399 PARK AVENUE 5TH FLOOR NEW YORK, NEW YORK 10022

T (212) - 883 - 3800 F (212) - 880 - 4260

November 20, 2011

Board of Directors

Transatlantic Holdings, Inc.

80 Pine Street

New York, New York 10005

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $1.00 per share (the “Company Common Stock”), of Transatlantic Holdings, Inc. (the “Company”) of the Merger Consideration (as defined below) pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 20, 2011 (the “Agreement”) to be entered into by the Company, Alleghany Corporation (“Alleghany”) and Shoreline Merger Sub, LLC, a wholly-owned subsidiary of Alleghany (the “Merger Sub”). As more fully described in the Agreement, the Company will be merged with and into the Merger Sub (the “Transaction”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive in respect of each such share of Company Common Stock either (i) upon a valid Stock Election (as defined in the Agreement), a number of ordinary shares, par value $1.00 per share (the “Alleghany Shares”), of Alleghany equal to the quotient obtained by dividing the Per Share Amount (defined in the Agreement as the sum of (x) $14.22 and (y) 0.145 times the Alleghany Closing Price (as defined in the Agreement)) by the Alleghany Closing Price (the “Stock Consideration”) or (ii) upon a valid Cash Election (as defined in the Agreement), an amount in cash equal to the Per Share Amount (the “Cash Consideration” and Stock Consideration, taken in the aggregate, the “Merger Consideration”), subject to certain proration procedures and limitations contained in the Agreement, as to which we express no opinion. We understand that certain stockholders of Alleghany are entering into a voting and support agreement with the Company (the “Alleghany Support Agreement”), pursuant to which, among other things, such stockholders will irrevocably agree, subject to the terms of the Alleghany Support Agreement, to vote all Alleghany Shares owned by them in favor of the approval of the issuance of Alleghany Shares pursuant to the terms of the Agreement.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Our affiliates, employees, officers and partners may at any time own securities of the Company and Alleghany.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or as to which election to make with respect to the Merger Consideration or any other matter. We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. We express no opinion as to what the value of Alleghany Shares will be when issued pursuant to the Transaction or the prices at which such Alleghany Shares will trade in the future. We have assumed, with your consent, that the representations and warranties of all parties to the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof and that the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement, without any modifications or amendments thereto or any adjustment to the Merger Consideration. In rendering this opinion, we have also assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft that we have examined. We have also assumed, at your direction, that at the closing of the Transaction the Alleghany Shares to be issued to Company stockholders pursuant to the Agreement will be listed on the NYSE. In addition, we have assumed, with your consent, that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Alleghany that we deemed relevant; (ii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by the Company; (iii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Alleghany, furnished to us by Alleghany; (iv) conducted discussions with members of senior management and representatives of the Company and Alleghany concerning the matters described in clauses (i)–(iii) of this paragraph, as well as their respective businesses and prospects before and after giving effect to the Transaction; (v) reviewed publicly available financial and stock market data, including valuation multiples, for the Company and Alleghany and compared them with those of certain other companies in lines of business that we deemed relevant; (vi) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; (vii) reviewed a draft of the Agreement dated November 20, 2011; (viii) participated in certain discussions and negotiations among representatives of the Company and Alleghany and their financial and legal advisors and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or Alleghany, nor have we been furnished with any such evaluation or appraisal. We are not experts in the evaluation of reserves for insurance losses and loss adjustment expenses, and we have not made an independent evaluation of the adequacy of reserves of the Company or Alleghany. In that regard, with your consent, we have made no analysis of, and express no opinion as to, the adequacy of the loss and loss adjustment expense reserves of, the value of redundant reserves to, or the ability to achieve reserve releases by, the Company or Alleghany. We have not been requested, and we have not undertaken, to make any independent valuation of the Company’s pending arbitration matters concerning American International Group, Inc. and certain of its subsidiaries, and for purposes of our analysis we have, at your direction, assumed the Company will obtain a recovery in the amount and at the time estimated by Company management. In addition, with respect to the forecasted financial information referred to above, we have assumed at your direction that it has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and Alleghany as to the future performance of their respective companies and that such future financial results will be achieved at the times and in the amounts projected by management of the Company and Alleghany.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company or Alleghany or on the expected benefits of the Transaction.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction and may not be disclosed to any person without our prior written consent. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Company Common Stock.

In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

ANNEX F

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), is dated as of November 20, 2011, by and among Transatlantic Holdings, Inc. (“Transatlantic”) and the stockholders of Alleghany Corporation (“Alleghany”) listed on the signature pages hereto (each a “Stockholder” and collectively, the “Stockholders”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement as of the date hereof.

WITNESSETH:

WHEREAS, Alleghany, Shoreline Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Alleghany (“Merger Sub”) and Transatlantic entered into an Agreement and Plan of Merger, dated as of November 20, 2011 (the “Merger Agreement”), providing for, among other things, the merger of Transatlantic with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger; and

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Alleghany Common Stock set forth on Exhibit A hereto (together with such additional shares of Alleghany Common Stock or other voting capital stock of Alleghany as become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by such Stockholder, whether upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof, but excluding any shares sold or transferred on or after the date hereof in compliance with Section 4.1 or Section 4.4, the “Owned Shares”), which shares set forth on Exhibit A collectively represent approximately [—]% of the voting power of the outstanding capital stock of Alleghany (as calculated with respect to the Alleghany Requisite Stockholder Vote); and

WHEREAS, as a condition to Transatlantic’s willingness to enter into and perform its obligations under the Merger Agreement, Transatlantic has required that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Agreement to Vote; Irrevocable Proxy.

1.1 Agreement to Vote. Each Stockholder hereby agrees that, from the date hereof until the earlier of (i) the time that the Alleghany Requisite Stockholder Vote has been obtained and (ii) termination of this Agreement in accordance with Section 5.1, at any meeting of the stockholders of Alleghany at which the approval of the Stock Issuance is to be voted upon, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted), to the extent entitled to vote thereon, all of its Owned Shares at such time (a) in favor of approval of the Stock Issuance and (b) against any Alleghany Acquisition Proposal and against any action or agreement that would reasonably be expected to materially impair the ability of Alleghany or Merger Sub to complete the Merger, or that would otherwise reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger. Notwithstanding anything herein to the contrary this Section 1.1 shall not require any Stockholder to be present (in person or by proxy) or vote (or cause to be voted) any of its Owned Shares (1) in the manner specified in clauses (a) or (b) of this Section 1.1 above to the extent that the Merger Agreement has been amended or modified, or a provision therein has been waived, in any such case, in a manner that (x) increases the amount or changes the form of the consideration to the stockholder of Transatlantic or (y) is otherwise materially adverse to the Stockholders (either directly or indirectly through Alleghany or Merger Sub); or (2) to amend the Merger Agreement or take any action that could result in the consequences described in the foregoing clauses (1)(x) and/or (1)(y).

1.2 Irrevocable Proxy. Each Stockholder hereby irrevocably appoints Transatlantic as its attorney-in-fact and proxy with full power of substitution and resubstitution, to the full extent of such Stockholder’s voting rights with respect to such Stockholder’s Owned Shares (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the Delaware General Corporation Law, but for the avoidance of doubt shall be deemed terminated and released with respect to any shares sold or transferred on or after the date hereof in compliance with Section 4.1 or Section 4.4) to vote all such Stockholder’s Owned Shares in favor of the Stock Issuance. Upon Transatlantic’s reasonable request, each Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. The proxy granted by each Stockholder in this Section 1.2 shall remain valid until the earlier of (i) the time that the Alleghany Requisite Stockholder Vote has been obtained or (ii) the termination of this Agreement in accordance with Section 5.1, in each case immediately upon which each such proxy shall automatically terminate without any further action required by any person.

1.3 Other Voting Rights. Except as specifically set forth in this Agreement, each Stockholder will continue to hold and shall have the right to exercise all voting rights related to such Stockholder’s Owned Shares.

2. Representations and Warranties of Stockholders. Each Stockholder hereby represents and warrants to Transatlantic as follows:

2.1 Power; Due Authorization; Binding Agreement. Such Stockholder has requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of such Stockholder, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

2.2 Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Stockholder’s name on Exhibit A hereto are owned beneficially by such Stockholder, free and clear of any claims, liens, encumbrances and security interests other than any restrictions existing under the Organizational Documents of Alleghany. Other than proxies and restrictions in favor of Transatlantic pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, or the “blue sky” laws of the various states of the United States, and any restrictions contained in the Organizational Documents of Alleghany, as of the date hereof such Stockholder has, and at any stockholder meeting of Alleghany held during the term of this Agreement to approve the Stock Issuance, such Stockholder will have (except as otherwise permitted by this Agreement, including in connection with the permitted Transfer of any Owned Shares), sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the then Owned Shares of such Stockholder.

2.3 Acknowledgment. Such Stockholder understands and acknowledges that Transatlantic is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3. Representations and Warranties of Transatlantic. Transatlantic hereby represents and warrants to each of the Stockholders that Transatlantic has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Transatlantic of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Transatlantic, and no other proceedings on the part of Transatlantic are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Transatlantic and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of Transatlantic, subject to the Bankruptcy and Equity Exception.

4. Certain Covenants of the Stockholders.

4.1 Restriction on Transfer, Proxies and Non-Interference. Each Stockholder hereby agrees, except as permitted by Section 4.4, from the date hereof until the earlier of (i) the termination of this Agreement in accordance with Section 5.1 and (ii) the time that the Alleghany Requisite Stockholder Vote has been obtained, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares of such Stockholder (any such action, a “Transfer”), (b) grant any proxies or powers of attorney with respect to the Owned Shares of such Stockholder, deposit any such Owned Shares into a voting trust or enter into a voting agreement with respect to any such Owned Shares, in each case with respect to any vote on the approval of the Stock Issuance or any other matters set forth in Section 1.1 of this Agreement (other than a proxy to Transatlantic as set forth in Section 1.2), (c) take any action that would cause any representation or warranty of such Stockholder contained herein to become untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement, or (d) commit or agree to take any of the foregoing actions during the term of this Agreement. Each Stockholder agrees that any violation of the foregoing sentence by such Stockholder may and should be enjoined. If any involuntary Transfer of any of the Owned Shares shall occur (including, but not limited to, a sale by a Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, to the extent permitted by applicable Law, take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

4.2 No Limitations on Actions. The parties hereto acknowledge that each Stockholder is entering into this Agreement solely in its capacity as the beneficial owner of the applicable Owned Shares and this Agreement shall not limit or otherwise affect the actions or fiduciary duties of such Stockholder, or any affiliate, trustee, beneficiary, settlor, employee or designee of such Stockholder or any of its affiliates in its capacity, if applicable, as an officer or director of Alleghany (or any subsidiary of Alleghany).

4.3 Further Assurances. From time to time, at the request of Transatlantic and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each Stockholder hereby authorizes Transatlantic to publish and disclose in any public announcement, disclosure required by the SEC or applicable Law or the Joint Proxy Statement/Prospectus, such Stockholder’s identity and ownership of the Owned Shares, the nature of such Stockholder’s obligations under this Agreement and any other information regarding the terms of this Agreement that Transatlantic reasonably determines is required to be disclosed in connection with the Merger and the transactions contemplated by the Merger Agreement.

4.4 Permitted Transfers. Any Stockholder that Transfers any Owned Shares to a Permitted Transferee (as defined herein) or any Affiliate of such Stockholder (such Permitted Transferees and Affiliates, “Potential Transferees”) shall cause each such Potential Transferee to (i) execute a signature page to this Agreement pursuant to which such Potential Transferee agrees to be a “Stockholder” pursuant to this Agreement with respect to such Transferred Owned Shares and (ii) provide the requisite contact information for such Potential Transferee as contemplated by Exhibit B. Permitted Transferee means, with respect to any Stockholder, (A) any other Stockholder, (B) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Stockholder, (C) any trust, the trustees of which include only the Persons named in clauses (A) or (B) and the beneficiaries of which include only the Persons named in clauses (A) or (B), (D) any corporation, limited liability company or partnership, the stockholders, members or general or limited partners of which include only the Persons named in clauses (A) or

(B), (E) if such Stockholder is a trust, the beneficiary or beneficiaries authorized or entitled to receive distributions from such trust, or (F) to any Person by will, for estate or tax planning purposes, for charitable purposes or as charitable gifts or donations. Transfers of Owned Shares to Potential Transferees made pursuant to this Section 4.4 shall not be a breach of this Agreement.

5. Miscellaneous.

5.1 Termination of this Agreement. This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any Person upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) any withdrawal or modification of, or any amendment to, the Transatlantic Board Recommendation by the Transatlantic Board in a manner adverse to Alleghany; (iv) any withdrawal or modification of, or any amendment to, the Alleghany Board Recommendation by the Alleghany Board in a manner adverse to the transactions contemplated by the Merger Agreement (v) the making of any material change, by amendment, waiver or other modification to any provision of the Merger Agreement that (x) increases the amount or changes the form of the consideration to the stockholder of Transatlantic or (y) is otherwise materially adverse to the Stockholders (either directly or indirectly through Alleghany or Merger Sub); and (v) the End Date (as defined in the Merger Agreement as in effect on the date hereof and without giving effect to any extension by the mutual agreement of Alleghany and Transatlantic).

5.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination and the provisions of this Article 5, including Section 5.11, shall survive any such termination.

5.3 Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Other than as permitted in Section 4.4, this Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

5.4 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

5.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing in accordance with this Section 5.5 by the party to receive such notice:

If to a Stockholder, to the address and facsimile set forth opposite such Stockholder’s name on Exhibit B attached hereto with copies in any case to:

Alleghany Corporation

7 Times Square Tower

New York, New York 10036

Phone: (212) 752-1356

Facsimile: (212) 759-8149

Attention: General Counsel

-and-

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn.: Edward D. Herlihy, Esq.

  David E. Shapiro, Esq.

Facsimile: (212) 403-2000

If to Transatlantic:

Transatlantic Holdings, Inc.

80 Pine Street

New York, New York 10005

Phone: (212) 365-2200

Facsimile: (212) 365-2360

Attention: General Counsel

with a copy to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

Phone: (212) 351-4000

Facsimile: (212) 351-4035

Attention: Lois Herzeca, Esq.

5.6 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

(b) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party against any other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by any such court.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 5.6(c).

5.7 Specific Performance. The parties agree that, in the event of any breach or threatened breach of any covenant or obligation contained in this Agreement, the parties would be irreparably harmed and that money damages would not provide an adequate remedy. Accordingly, each of the parties agrees that the parties to this Agreement shall be entitled (in addition to any other remedy to which they are entitled at law or in equity) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each of the parties further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.7, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.8 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by facsimile or electronic transmission signature and a facsimile or electronic transmission signature shall constitute an original for all purposes.

5.9 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

5.11 Non-Recourse.

(a) No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of any party hereto or of any of their respective affiliates shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 5.11 shall limit any liability of the parties hereto for breaches of the terms and conditions of this Agreement.

(b) Each party to this Agreement enters into this Agreement solely on its own behalf, the obligations each Stockholder under this Agreement are several (with respect to itself) and not joint with the obligations of any other Stockholder and each such party shall be liable, severally and not jointly, solely for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto. Nothing contained herein, and no action taken by any Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

TRANSATLANTIC HOLDINGS, INC.

By:
Name:
Title:

SIGNATURE PAGE TO VOTING AGREEMENT

STOCKHOLDERS:

By:
Name:
Title:

SIGNATURE PAGE TO VOTING AGREEMENT

EXHIBIT A

ALLEGHANY STOCK OWNERSHIP

EXHIBIT B

STOCKHOLDERS’ CONTACT INFORMATION

ANNEX G

8 DEL. C. SEC. 262

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.